CIBC Annual Accountability Report

2006

CIBC

For what matters.

CIBC Annual Accountability Report
2006

In this report

2006 Review

1	Financial Highlights
2	Chairman’s Letter
3	Chief Executive Officer’s Letter
5	Chief Financial Officer’s Report
6	Our Balanced Scorecard
8	Business Overviews
30	Governance
32	Board of Directors
32	Senior Executive Team and Senior Officers
154	Global Reporting Indicators

Public Accountability Statement

13	Overview and Affiliates
14	Our Clients
18	Our Employees
22	Our Communities
26	Our Environment
144	Branch Openings and Closings
144	ABM Installations and Removals
147	Debt Financing to Firms in Canada
148	Employment in Canada
148	Taxes in Canada
149	Community Contributions
Inside Back Cover
Contact Information

Management’s Discussion and Analysis

34	A Note about Forward-looking Statements
35	Overview
46	Business Line Review
53	Management of Risk
67	Off-balance Sheet Arrangements and Contractual Obligations
70	Other

Financial Results

77	Financial Reporting Responsibility
78	Independent Auditors’ Reports to Shareholders
80	Consolidated Financial Statements
84	Notes to the Consolidated Financial Statements
131	Principal Subsidiaries
132	Supplementary Annual Financial Information
139	Quarterly Review
140	Ten-year Statistical Review

Shareholder and Other Information

142	Glossary
155	Shareholder Information
Corporate Profile
CIBC is a leading North American financial institution. Through our two distinct business lines, CIBC Retail Markets and CIBC World Markets, CIBC provides a full range of products and services to almost 11 million individual and small business clients and meets the financial needs of corporate and institutional clients. In 2006, revenue was $11.3 billion and net income was $2.6 billion. At year-end, market capitalization was $29.4 billion and Tier 1 capital ratio was 10.4%.
CIBC Annual Accountability Report 2006

Financial Highlights 2006

As at or for the year ended October 31	2006	2005		2004	2003	2002

Common share information
Per share — basic earnings (loss)	$7.50	$(0.46)		$5.60	$5.21	$1.37
— diluted earnings (loss)	7.43	(0.46	)(1)	5.53	5.18	1.35
— dividends	2.76	2.66		2.20	1.64	1.60
Share price — closing	87.60	72.20		73.90	59.21	38.75
Shares outstanding (thousands) — end of period	335,977	334,008		347,488	362,043	359,064
Market capitalization ($ millions)	$29,432	$24,115		$25,679	$21,437	$13,914

Value measures
Price to earnings multiple (12-month trailing)(2)	11.8	n/m		13.4	11.4	28.7
Dividend yield (based on closing share price)	3.2%	3.7%		3.0%	2.8%	4.1%
Dividend payout ratio	36.8%	n/m		39.2%	31.5%	117.2%

Financial results ($ millions)
Total revenue	$11,332	$12,473		$11,775	$11,463	$10,930
Provision for credit losses	548	706		628	1,143	1,500
Non-interest expenses	7,469	10,840		8,251	8,128	9,129
Net income (loss)	2,646	(32)		2,091	1,950	542

Financial measures
Efficiency ratio	65.9%	86.9%		70.1%	70.9%	83.5%
Efficiency ratio (TEB)(3)	64.6%	85.6%		69.2%	70.1%	82.7%
Return on equity	27.9%	(1.6)%		18.7%	19.2%	5.1%
Net interest margin	1.52%	1.71%		1.87%	1.94%	1.84%
Total shareholder return(2)	25.6%	1.3%		29.0%	57.9%	(17.9)%

Balance sheet information ($ millions)
Loans and acceptances	$151,916	$146,902		$142,282	$139,073	$143,917
Total assets	303,984	280,370		278,764	277,147	273,293
Deposits	202,891	192,734		190,577	188,130	196,630
Common shareholders’ equity	9,941	8,350		10,397	10,421	9,245

Balance sheet quality measures
Common equity to risk-weighted assets	8.7%	7.2%		9.0%	9.0%	7.3%
Risk-weighted assets ($ billions)	$114.8	$116.3		$115.9	$116.3	$126.5
Tier 1 capital ratio	10.4%	8.5%		10.5%	10.8%	8.7%
Total capital ratio	14.5%	12.7%		12.8%	13.0%	11.3%

Other information
Retail/wholesale ratio(4)	72%/28%	70%/30%		72%/28%	64%/36%	48%/52%
Regular workforce headcount	37,016	37,308		37,281	36,630	42,552

(1)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share will be anti-dilutive; therefore, basic and diluted earnings (loss) per share will be the same.

(2)	Comparative information has been restated to conform with the presentation adopted in the current year.

(3)	Taxable equivalent basis (TEB). For additional information, see the “Non-GAAP Measures” section.

(4)	Retail includes CIBC Retail Markets and commercial banking (reported as part of CIBC World Markets). Wholesale reflects CIBC World Markets, excluding commercial banking. The ratio represents the amount of capital attributed to the business lines as at the end of the year. Prior to 2003, the ratio was based on the average capital attributed to the business lines in the year. For additional information, see the “Non-GAAP Measures” section.

n/m	— not meaningful due to the net loss in the year.

Earnings (loss) per share (EPS)	Return on equity (ROE)	Tier 1 capital ratio
($)	(%)	(%)

Diluted EPS was $7.43 in 2006, compared with $(0.46) in 2005. Diluted EPS is a measure of net income less preferred share dividends and premium on redemptions, divided by the weighted-average number of diluted common shares.
	ROE was 27.9% in 2006, compared with (1.6)% in 2005. ROE is a key measure of profitability. It is calculated as net income less preferred share dividends and premium on redemptions, expressed as a percentage of average common shareholders’ equity.	In 2006, CIBC’s Tier 1 capital ratio improved 190 bps to 10.4%, ahead of CIBC’s target of 8.5% and ahead of the regulatory requirement of 7.0%. The Tier 1 capital ratio is calculated by dividing Tier 1 capital by risk-weighted assets.

CIBC Annual Accountability Report 2006	1

Consistent, sustainable performance over the long term
Who we are: CIBC is focused on helping clients meet their financial needs and achieve what matters to them. Our ability to develop deeper and long-lasting relationships with clients and to generate long-term growth for shareholders is driven by a business culture based on common values: Trust, Teamwork and Accountability.
Where we’re going: Our vision is to be the leader in client relationships. Our mission is to fulfill the commitments we have made to each of our stakeholders:
–	Help our clients achieve what matters to them

–	Create an environment where all employees can excel

–	Make a difference in our communities

–	Generate strong total returns for our shareholders
Creating value: CIBC’s objective is consistent, sustainable performance over the long term. Our most important performance banchmarks are:
–	Client satisfaction

–	Employee work environment

–	Community investment

–	Risk management

–	Governance

–	Financial performance
Strategic priorities: In 2007, we remain focused on our three priorities:
–	Business strength

–	Productivity

–	Balance sheet strength and capital usage
Performance measurement: Disciplined measurement of our performance is critical to our long-term success. We have several measures to track our progress over the medium and longer term. Our balanced scorecard objectives and results are detailed on pages 6 and 7.
     Share Price Appreciation (%)
CIBC’s share price appreciation of 215% over the past 10 years well exceeded the appreciation of 120% for the broad market. When combined with dividend yield, CIBC’s total return for the past 10 years was 335%.
     Common Share Dividend Appreciation ($)
CIBC has increased its annual common share dividend in nine of the past 10 years. CIBC’s dividends per common share for 2006 were $2.76 compared with $2.66 in 2005.
2006 Accomplishments
Client satisfaction

–	Ranked #1 in a number of client service metrics, including providing advice to clients in choosing appropriate products, branch staff’s professionalism and their willingness to resolve problems

–	Launched enhanced ABM and online banking features to make it easier and more convenient for clients to manage their finances

Employee work environment

–	Invested approximately $56 million in training globally

–	Launched a new development program to 2,300 employees to further instill CIBC’s vision, mission and values

Community investment

–	Raised $23.4 million to fight breast cancer through the 2006 Canadian Breast Cancer Foundation CIBC Run for the Cure

–	Raised $10.5 million globally, including $3.7 million in Canada, in December 2005 through the CIBC World Markets Miracle Day

Risk management

–	Implemented enhanced risk management systems and processes required for adoption of Basel II, well positioning CIBC for regulatory approval in 2007

–	Improved loan loss rates on personal loans and shifted to higher quality in new accounts

Governance

–	Recognized by the Canadian Coalition for Good Governance for exemplary disclosure and for demonstrating best practices in shareholder communications

–	Tied for 5th place in the Globe and Mail’s Report on Business corporate governance ranking

Financial performance

–	Total shareholder return of 25.6%, highest among the major Canadian banks

–	Diluted earnings per share of $7.43 and return on equity of 27.9% exceeded our medium-term targets

–	Annual expense reductions of $272 million exceeded our 2006 target of $250 million
CIBC Annual Accountability Report 2006

Chairman’s Letter
William A. Etherington
Chairman of the Board
On behalf of the CIBC Board of Directors, I am pleased to report to you, our fellow shareholders, the positive results achieved by our team last year, both in terms of financial performance and governance.
Creating sustainable shareholder value
In 2006, CIBC outperformed the S&P/TSX Composite Banks Index and delivered the best total shareholder return among the major Canadian banks.
     This strong financial performance reflects the focused execution of CIBC’s strategies by a diligent and experienced management team, led by Gerry McCaughey.
     On behalf of the Board, I would like to sincerely thank Gerry, his management team and CIBC’s employees globally for a successful year.
Leading in governance best practices
We continue to believe that good governance is an important base for creating sustainable shareholder value. It mitigates risks, fosters a performance culture and provides the solid platform on which to deliver leading financial returns.
     CIBC has a long-standing commitment to strong governance principles and maintaining an effective implementation framework.
     We continue to be recognized as a leader in governance.
     In 2006, we tied for 5th place in the annual corporate governance rankings conducted by the Globe and Mail’s Report on Business. We earned full marks in disclosure and high marks in all other categories, including board composition, shareholder rights and the disclosure of share ownership and compensation-related information for executives and directors.
     We are also proud that CIBC continues to be included in a number of renowned global indices that assess responsible business policies and practices. CIBC has maintained its constituency in the Dow Jones Sustainability World Index, the FTSE4Good Index as well as the Jantzi Social Index since first being listed on these indices.
     Your Board is committed to sustaining this leadership position. To do so, we actively monitor developments in the area of governance, seeking opportunities to lead, rather than follow industry trends.
Delivering transparency to stakeholders
Working with management, we remain focused on providing our shareholders with enhanced financial and operational transparency, as evidenced by the corporate governance actions CIBC took in 2006.
     Our recent adoption of majority voting for directors and a new CEO compensation model are two examples of how the thoughtful voice of shareholders can evolve into governance action.
     Listening to you, our shareholders, and responding to your needs is crucial to our ongoing success. For this reason, I and other members of the Board meet regularly with a wide variety of stakeholder groups including large investors, rating agencies, regulatory and government bodies as well as nongovernmental organizations.
     We are totally committed to engaging with our stakeholders and being at the forefront of best practices in governance.
Looking forward
Your Board is dedicated to the strategic oversight of the business and affairs of CIBC. I know that every director accepts full accountability to provide independent and constructive guidance to management in fulfilling their objectives.
     We are completely aligned with management in their efforts to enhance long-term shareholder value, and remain steadfast in serving the interests of our fellow shareholders through leadership in our governance initiatives.

2	CIBC Annual Accountability Report 2006

Chief Executive Officer’s Letter
Gerald T. McCaughey
President and Chief Executive Officer
CIBC made solid progress in 2006 towards our objective of delivering consistent and sustainable performance over the long term.
     CIBC’s earnings this year were a record $2.6 billion. Return on equity was 27.9%. Total shareholder return was 25.6%, highest among the major Canadian banks.
     Over the past year, we have been laying the foundation to move CIBC forward.
     I outlined in my 2005 letter our focus on three key priorities:
•	Maintaining business strength

•	Improving productivity

•	Building our balance sheet strength
In 2006, we made progress in each of these areas.
Business strength
CIBC’s retail businesses continued to perform well overall in 2006.
     CIBC Retail Markets net income was $1,858 million, up 18% from 2005.
     Volume growth, as well as improvements in expenses, loan losses and taxes, all contributed to this result.
     The foundation of our retail franchise remains strong and well positioned in a competitive domestic market place.
     We are focused on strengthening our client relationships and investing in our core retail businesses to maintain and enhance our position.
     CIBC World Markets reported solid results in 2006.
     Net income was $646 million.
     Our performance reflects the progress we have made to reduce risk and volatility in our wholesale business.
     We focused our attention and resources in support of our client franchise, while continuing to further reduce our merchant banking portfolio.
     We continue to have an objective to maintain a business mix, as measured by economic capital, of 25-35% wholesale.
     Future growth in our wholesale business will be supported in core areas of our business where we have capacity, and within the parameters of our target business mix.
Productivity
In our 2005 scorecard, we set a target to achieve $250 million of expense reductions by the end of 2006.
     We have exceeded our target, delivering $272 million of expense reductions.
     In our scorecard, we continue to have a medium-term strategic objective of a median efficiency ratio among our Canadian bank peer group.
     While our progress in 2006 is encouraging, further improvements are required to achieve our strategic objective.
Balance sheet strength and capital usage
Our Tier 1 capital ratio is a primary measure of our balance sheet strength.
     During the year, our ratio improved from 8.5% to 10.4%.
     Our progress is a direct result of the underlying strength of our earnings capability and the resiliency of CIBC’s core franchise.
     While building our balance sheet strength, we balanced our capital usage.
     First, we continued to invest in our core franchise.
     We continue to support growth, particularly in areas of our business where we have scale and expertise.
     Second, we announced a significant acquisition.
     CIBC reached an agreement to purchase Barclays Bank PLC’s 43.7% share of FirstCaribbean International Bank (FirstCaribbean). We are on track to close this transaction by the end of 2006.

CIBC Annual Accountability Report 2006	3

Chief Executive Officer’s Letter
     This opportunity aligns well with our strategy to grow our core business areas and provides us with geographical diversification.
     CIBC also has a long-standing presence in the Caribbean region. It opened its first branch in 1920, and acquired its current 43.7% ownership stake in FirstCaribbean when its Canadian operations were merged with those of Barclays to form FirstCaribbean in 2002.
     FirstCaribbean is the largest regionally-listed bank in the English-speaking Caribbean, with assets of US$12.4 billion and a market capitalization of US$2.8 billion.
     FirstCaribbean performed well in 2006, reporting net income of US$171 million.
     We are optimistic about growth prospects in the region and believe FirstCaribbean can grow through both business expansion and acquisition opportunities.
     Third, we returned capital to our shareholders.
     For the ninth time in the past 10 years, we raised our common share dividend.
     Although our payout ratio for 2006 was below our target range, we remain committed over the medium term to paying out 40% to 50% of our earnings in dividends.
Our employees
I want to thank all CIBC employees for their performance in 2006. Their commitment to make CIBC a stronger organization is reflected in our progress. Our employees’ continued dedication to deliver value for our clients and our shareholders gives me confidence about our future.
2006 Summary
Our progress against our priorities has improved CIBC’s performance:
•	Underlying earnings per share growth and return on equity for the year were above our medium-term targets

•	Our capital ratios are strong

•	Our business mix is within our target range

•	Our loan losses are lower

•	We achieved our 2006 productivity target
2007 and beyond
In 2007, our goal is to build on the progress we have made.
We will remain focused on our three priorities:

•	Business strength

•	Productivity, with a particular focus on balancing revenue growth and ongoing expense discipline

•	Balance sheet strength and capital usage
     Our success requires an underlying commitment to CIBC’s core values of trust, teamwork and accountability. This commitment creates an environment where we can provide exceptional client service, our employees can excel, and we can maintain a meaningful presence in our communities.
     We look forward to further progress in 2007.

4	CIBC Annual Accountability Report 2006

Chief Financial Officer’s Report
Tom D. Woods
Senior Executive Vice-President and Chief Financial Officer
In 2006, CIBC delivered record net income and the highest total shareholder return among the major Canadian banks.
A summary of CIBC’s financial results

($ millions)			2006	2005

We earned interest on loans and other products			$13,269	$11,256
We incurred interest on deposits and other liabilities			8,834	6,319

We earned Net interest income			4,435	4,937

We also earned revenue (non-interest income) on investment products, financial services and other products			6,897	7,536

Total Revenue was	(A	)	$11,332	$12,473

The risk associated with our credit products resulted in loan losses of	(B	)	$548	$706

We incurred costs to settle Enron-related litigation			—	2,830
We invested in our people and our franchise:
Salaries and benefits			4,288	4,324
Our people need technology			1,111	1,166
A place to work and			562	641
Other support			1,537	2,049
We incurred income taxes			640	789

This added up to	(C	)	$8,138	$11,799

Leaving us with Net income (loss) of	(A)-(B)-(C	)	$2,646	$(32)

CIBC Annual Accountability Report 2006	5

Senior Executive Team
McCaughey, G.T. (Gerry)	Baxendale, S.A. (Sonia)	Capatides, M.G. (Michael)	Lalonde, R.A. (Ron)
President and Chief Executive Officer	Senior Executive Vice-President	Executive Vice-President and General Counsel	Senior Executive Vice-President Administration,
CIBC	CIBC Retail Markets	Legal and Regulatory Compliance	Technology and Operations

Our Balanced Scorecard
Financial Measures

	Medium-term objectives	Results	Comments
Earnings Per Share (EPS) Growth	Diluted EPS growth of 10% per annum, on average, over the next 3-5 years.	2006 EPS of $7.43, compared with 2005 loss per share of $0.46	2006 EPS and 2005 loss per share were affected by items discussed in the MD&A, Executive Summary section.

Return on Equity (ROE)	Our previously stated objective was return on average common equity of 17% to 20% through the cycle (calculated as net income less preferred share dividends and premium on redemptions expressed as a percentage of average common shareholders’ equity). Our objective moving forward is return on average common equity of at least 20% through the cycle.	27.9%	ROE was above our target range. ROE was affected by items discussed in the MD&A, Executive Summary section.

Capital Strength	Tier 1 capital ratio target of 8.5%. Total capital ratio target of 11.5%.	Tier 1 capital ratio — 10.4% Total capital ratio — 14.5%	Regulatory capital ratios were above our targets.

Business Mix(1)	65-75% retail/25-35% wholesale (as measured by economic capital).	72%/28% retail/wholesale	Business mix is within our target range.

Risk	Maintain provision for credit losses as a percent of loans and bankers’ acceptances, net of reverse repurchase agreements (loan loss ratio) between 50 and 65 basis points through the business cycle.	Loan loss ratio - 40 basis points	Our loan loss performance was better than our medium-term objective.

	Our previously stated objective was to reduce the carrying value of the merchant banking portfolio to $1.5 billion by 2007. Our objective moving forward is to maintain the carrying value of our merchant banking portfolio below $1.4 billion.	Merchant banking portfolio — $1.4 billion	We have exceeded our merchant banking target ahead of schedule.

Productivity and Efficiency	Achieve annual expense reductions of $250 million by the end of 2006, as measured by 2006 fourth quarter non-interest expenses, annualized, less 2005 second quarter non-interest expenses (excluding the $75 million provision related to hedge fund settlements), annualized.

	Achieve a median ranking within our industry group, in terms of our non-interest expenses to total revenue (efficiency ratio (TEB)(1)).	$272 million of annual expense reductions Efficiency ratio (TEB)(1) - 64.6%	We exceeded our annual expense reductions target. CIBC’s efficiency ratio has improved relative to the median of our industry group.

Dividend Payout Ratio	40-50% (Common share dividends paid as a percentage of net income after preferred share dividends and premium on redemptions).	Dividend payout ratio - 36.8%	CIBC’s dividend payout ratio was below our target range.

Total Shareholder Return	Our objective is to outperform the S&P/TSX Composite Banks Index (dividends reinvested) on a rolling five-year basis.	25.6% — for the year ended October 31, 2006 112.6% — since October 31, 2001	CIBC delivered the highest total shareholder return for the year among the major Canadian banks.

(1)	For additional information, see the “Non-GAAP Measures section” on page 37.

6	CIBC Annual Accountability Report 2006

McGirr, S.R. (Steven)	Shaw, B.G. (Brian)	Venn, R.E. (Richard)	Woods, T.D. (Tom)
Senior Executive Vice-President and Chief Risk Officer	Senior Executive Vice-President, CIBC and Chairman and Chief	Senior Executive Vice-President	Senior Executive Vice-President and Chief Financial Officer
Treasury and Risk Management	Executive Officer, CIBC World Markets	Corporate Development	Finance

Non-Financial Measures

	Objectives	Accomplishments
Clients	To be the leader in client relationships	-	Improved client satisfaction
		-	Enhanced banking services for diverse client groups
		-	Improved accessibility for clients with special needs

Employees	Create an environment where employees can excel	-	Won award in Best Internal Program category under Canadian Awards for Training Excellence Program for online orientation program
		-	Invested approximately $56 million in training globally
		-	Developed five-year plan to further strengthen sustainable leadership capability

Community	Make a difference in our communities	-	Contributed more than $36 million to communities globally
		-	Raised $23.4 million through the CIBC Run for the Cure to fight breast cancer
		-	Raised $10.5 million on CIBC World Markets Miracle Day, December 7, 2005
		-	Raised more than $7.5 million for the 2005 United Way campaign
		-	Increased participation in the Employee as Ambassador Program, which recognizes volunteerism

Environment	Demonstrate environmental responsibility in all activities	-	Among top-ranked North American banks for awareness and disclosure of climate change risks and opportunities, according to the Carbon Disclosure Project
		-	Renewed our commitment to the Equator Principles for social and environmental review in project finance
		-	Consolidated and revised all environmental credit risk standards and procedures

Governance	To be a leader in governance practices	-	GovernanceMetrics International score — better than 90% of global banking sector peers
		-	Tied for 5th place in the Globe and Mail Report on Business corporate governance ranking

A constituent of the Dow Jones Sustainability World Index for 5 consecutive years, and a member of the Dow Jones Sustainability North America Index since its inception in 2005	Listed on the FTSE4Good Index since its inception in 2001	A member of the Jantzi Social Index since its inception in 2000

CIBC Annual Accountability Report 2006	7

     CIBC Retail Markets
Strategy
CIBC Retail Markets’ objective is to become the primary financial institution for our clients.
Our strategy is to develop strong relationships by meeting more of our clients’ financial needs. To do this, we will extend our affluent client experience to more of our clients, continue to enhance product competitiveness and leverage our strong retail and wealth distribution channels.
We are also focused on enhancing our operational effectiveness to expand our market penetration and increase client satisfaction while positioning our business for long-term success.
Priorities

-	Grow our business by building strong relationships with our clients

-	Increase operational effectiveness

-	Continue to improve the quality of our lending portfolio
Measures

-	Client satisfaction

-	Product market share

-	Funds managed for clients

-	Credit quality
CIBC Retail Markets comprises CIBC’s retail and wealth management businesses. We provide a full range of financial products and services to almost 11 million individual and small business clients, as well as investment management services to retail and institutional clients globally. In addition, we hold a 43.7% interest in FirstCaribbean International Bank. In June 2006, we entered into an agreement to purchase Barclays Bank PLC’s 43.7% share of FirstCaribbean.

8	CIBC Annual Accountability Report 2006

CIBC Retail Markets
Our objective is to be the primary financial institution for our clients. Our success depends on building strong relationships and on our ability to help clients achieve their financial goals.
Improving service for our clients
This year CIBC Retail Markets focused on enhancements that help us serve our clients better. As part of this, we opened nine branches offering a full range of personal, small business and financial planning services.
     Enhanced online and ABM features have made banking at CIBC more convenient. Clients can now access more statement details and make additional loan payments online, while our new ABMs include express withdrawals, easier bill viewing and a deposit calculator.
     Small business owners can now open accounts in all CIBC branches and we introduced a new Convenience Card feature allowing owners to assign select access rights to delegates.
     Our summer promotion offered clients up to 25,000 bonus Aeroplan Miles for choosing featured day-to-day banking products. This helped to increase the number of products that clients have with CIBC.
     Investor demand for our CIBC Personal Portfolio Services and Axiom portfolios contributed to strong managed solutions asset growth in the year. These results were complemented by new product launches and portfolio manager changes within our stand-alone funds, ensuring our asset management platform continued to meet the needs of our clients.
     We also brought together our employee training teams to deliver a more consistent client experience across our retail businesses.
Leveraging our strength in advice
Building stronger relationships is about providing knowledgeable advice. Our leading advisory sales force, including over 2,500 IDA-licensed advisors and investment specialists, enables us to offer customized advice to all clients.
     This year CIBC Imperial Service, which offers clients comprehensive branch-based advice for their banking, credit and investment needs, was expanded in five new markets.
     CIBC Wood Gundy Investment Advisors provide customized investment strategies through one-on-one relationships with clients. The business was recognized for the highest client satisfaction rating among the big six bank-owned, full service investment advice providers by the research firm Corporate Insights.
     CIBC Private Wealth Management offers clients customized investment management, private banking and estate planning solutions in Canada, the Caribbean and Asia.
     Personal bankers use the CIBC Financial HealthCheck planning tool to help personal banking clients identify their financial objectives and understand their current financial situation. Using this approach, we recommend practical solutions to help clients achieve their goals.
     Through continued focus on meeting our clients’ financial needs and exceeding their expectations, we will build strong, enduring relationships and deliver long-term sustainable growth.
     CIBC’s planned acquisition of an additional 43.7% share of FirstCaribbean International Bank will enhance the strength of CIBC’s retail revenues. FirstCaribbean is one of the largest regionally-listed banks in the Caribbean with over 3,400 staff, 100 branches and banking centres, and offices in 17 countries.
Operating Highlights:

Net income after tax ($ millions)	Return on equity (ROE)(1) (%)	Total average funds managed ($ billions)	Efficiency ratio (%)

(1)	For additional information, see the “Non-GAAP Measures” section on page 37.

CIBC Annual Accountability Report 2006	9

     CIBC World Markets
Strategy
CIBC World Markets’ objective is to maintain and build its strength as a leading broad-based investment bank in Canada, with a specialized focus on mid-market expertise in the U.S., and activities in Europe and Asia-Pacific.
Our strategy is to focus on growth opportunities in our core businesses, while emphasizing profitability, productivity and efficiency.
We are committed to building value through leading industry expertise, product innovation and a consistent client focus.
Priorities

-	Invest in core Canadian businesses to build franchise value

-	Position for improved profitability in the U.S. region

-	Target emerging client groups and structured transactions for growth

Measures

-	Net income

-	Revenue

-	Efficiency ratio

-	Market share
CIBC World Markets is the wholesale and corporate banking arm of CIBC, providing a range of integrated credit and capital markets products, investment banking, and merchant banking to clients in key financial markets in North America and around the world. We provide innovative capital solutions and advisory expertise across a wide range of industries as well as top-ranked research for our corporate, government and institutional clients.

10	CIBC Annual Accountability Report 2006

CIBC World Markets
Our goal is to focus on growth opportunities in our core businesses, while emphasizing profitability, productivity and efficiency in all of our activities. We are committed to building value through leading industry expertise, product innovation and a consistent client focus.
Market leadership
CIBC World Markets is a leading broad-based investment bank in Canada, with a specialized focus on mid-market expertise in the U.S., and activities in Europe and Asia-Pacific.
     In 2006, our Canadian equity underwriting and M&A businesses demonstrated strength and market leadership, having advised on the greatest value and number of deals, with significant deal flow in both Canada and the U.S.
     As a leader in advising and financing mining companies around the globe, CIBC World Markets continues to support Canada’s mining industry. This year, we demonstrated that commitment by acting as advisor to Falconbridge Ltd. on the world’s largest mining transaction at a value of $27 billion, and to Placer Dome Inc., to create the world’s leading gold mining company.
     CIBC World Markets continues to demonstrate market leadership in retail structured products and income trusts, as well as maintaining strength in equity underwriting in Canada. This year, we advised on two of the largest income trusts completed in Canada including advising BCE on the creation of Bell Aliant Regional Communications Income Trust, the largest Telecommunications income trust in Canada; and Petrofund Energy Trust on its merger with Penn West Energy Trust to create the largest conventional oil and gas royalty trust in North America.
     Building on a strong 2005, CIBC World Markets’ U.S. real estate finance business continued its success by increasing its market penetration, client base and product offerings. The group co-led four commercial mortgage-backed securities (CMBS) offerings totalling US$9.7 billion.
     Our commercial banking business retained 100% of its top 50 clients from 2005, and attracted new high quality, mid-market clients by partnering with them to achieve their business and financial objectives.
At the forefront of new markets
We are committed to delivering industry leading products and services to meet the evolving needs of our clients and changing market conditions. We continue to grow in non-traditional service areas including our electronic trading capabilities and prime brokerage activities. In addition, we also broadened our client base by further expanding our equity- and commodity-linked product offerings.
     During the year, we enhanced our growing leadership in the area of retail structured products through ongoing partnerships with CIBC Retail Markets and the wide distribution capabilities of the entire CIBC network.
     In response to changing market opportunities, we increased our international debt origination efforts, refined our structured credit focus and aligned our distribution activities globally. In 2006, we launched our first structured investment funding vehicle in the Canadian market and partnered with CIBC’s commercial mortgage division to launch ClareGold, the bank’s first CMBS offering.
     With a clear focus on delivering value to our clients, CIBC World Markets remains committed to a solid governance discipline and a strong focus on efficiency to optimize performance and capitalize on business connectivity.
Operating Highlights:

Net income (loss) after tax ($ millions)	Return on equity (ROE)(1) (%)	Total economic capital ($ billions)	Efficiency ratio (TEB)(1) (%)

(1)	For additional information, see the “Non-GAAP Measures” section on page 37.

CIBC Annual Accountability Report 2006	11

CIBC Functional Groups

Functional Groups
Administration, Technology and Operations (AT&O)
     Our Priorities

The AT&O group is comprised of more than 10,000 employees in the areas of technology infrastructure and solutions, operations, human resources, and communications and public affairs. These people manage and enhance the technology and operational processes that run CIBC’s businesses worldwide, as well as providing specialized service and advice to our business partners. In addition, our subsidiary company, INTRIA Items Inc., provides items processing, currency and print services to CIBC and to other Canadian companies. The AT&O team made a meaningful contribution to CIBC’s productivity improvements in 2006, while sustaining a robust and controlled operating environment. We also supported the continued reinforcement of CIBC’s business strategy, and vision, mission and values with employees around the world.
-	Deliver better service at lower cost

-	Maintain robust and secure operating platforms for all of our clients

-	Foster a corporate culture that enhances CIBC’s reputation and supports our vision, mission and values

-	Invest in people and leadership

Corporate Development

Corporate Development is a key participant in creating long-term value and directing CIBC’s strategic planning processes. The group works to maximize the value of CIBC’s portfolio of businesses through the identification, assessment and execution of strategic transactions. During 2006, in addition to managing the existing relationship with FirstCaribbean International Bank, Corporate Development was integral to the proposed acquisition of Barclays Bank PLC’s stake in FirstCaribbean, giving CIBC majority control of the largest regionally-listed bank in the English-speaking Caribbean. In addition, the group assisted in the disposition of CIBC’s interest in Oppenheimer Holdings Inc. Corporate Development continued to partner with CIBC’s lines of business to identify opportunities for growth and to increase the value of existing businesses. Corporate Development also manages CIBC’s strategic relationship with CIBC Mellon.
-	Continue to team with CIBC’s strategic business lines to further enhance the value of CIBC’s business

-	Drive strategic planning and major transaction execution

-	Enhance CIBC’s earnings from its investments in FirstCaribbean and CIBC Mellon

-	Develop options and opportunities for future acquisitions, divestitures and joint ventures

Finance

The Finance group provides financial services to CIBC’s businesses through effective governance and decision support processes. These services include financial, management and regulatory reporting, maintenance of accounting records and internal controls, financial analysis and planning, tax planning and compliance, global sourcing and payment processing, regular reviews of business line performance, corporate real estate and liaison with CIBC’s investors. In addition, Finance provides financial advice regarding CIBC’s business opportunities and transactions. During the year, Finance continued to make progress on CIBC’s business priorities by leading bank-wide cost management initiatives, enhancing corporate and financial disclosure to investors, and integrating and strengthening control processes.
-	Continue to improve and strengthen control systems and processes

-	Develop and lead initiatives across CIBC to achieve long-term cost efficiencies

-	Continue to enhance the level and quality of disclosure to investors

Legal and Regulatory Compliance

The Legal and Regulatory Compliance group handles the legal, compliance, corporate secretary, internal audit, corporate security, ombudsman, and privacy functions within CIBC. Collectively, this group provides leadership on governance and regulatory requirements and engages in a wide range of support services. During the year, the group led a number of initiatives designed to further reduce operating risks, comply with expanded regulatory oversight, improve efficiency of client dispute resolution, and further improve the quality of support provided to other areas within CIBC.
-	Maintain focus on mitigating future risks for CIBC

-	Work across CIBC to help further safeguard our clients’ information and provide an effective process for client dispute resolution

Treasury and Risk Management (TRM)

TRM’s management of risk is a fundamental element of CIBC’s objective of consistent and sustainable performance over the long term. In 2006, TRM actively managed exposures in CIBC’s corporate loan and merchant banking investment portfolios. In addition, TRM enhanced the bank’s infrastructure for managing retail credit risk, and corporate and commercial small business credit risk. TRM managed bank funding and also worked successfully to strengthen CIBC’s capital position, while maintaining capital ratios and preserving market risk exposures at low levels. TRM continued to measure, monitor and control interest rate and liquidity resources, and operational, reputation and legal risks. TRM, together with AT&O, also led CIBC’s Basel II Capital Accord Program efforts.
-	Manage and re-allocate risk resources to higher return and/or strategic growth activities to support CIBC’s objectives

-	Maintain CIBC Tier 1 capital ratio objective of not less than 8.5% and total capital ratio objective of not less than 11.5%

-	Ongoing measurement, monitoring and control of credit, market, liquidity and operational (including reputation and legal) risks

12	CIBC Annual Accountability Report 2006

Public Accountability
Statement
Our Clients

-	Almost 11 million clients, including more than 500,000 small business clients

-	1,055 branches

-	3,818 automated banking machines (ABMs), including 1,125 Access for All ABMs

Our Employees

-	Invested approximately $56 million in training globally

-	Developed five-year plan to further strengthen sustainable leadership capability

-	Won award in Best Internal Program category for online orientation program

Our Communities

-	Contributed more than $28 million in Canada

-	The 2006 Canadian Breast Cancer Foundation CIBC Run for the Cure raised $23.4 million to fight breast cancer

-	CIBC World Markets Children’s Foundation raised $3.7 million for children’s charities in Canada

Our Environment

-	Consolidated and updated environmental credit risk policies

-	Renewed our commitment to the Equator Principles

-	Collaborated with key stakeholders to include biodiversity and climate change considerations in our decision-making

-	Renewed commitment to green power, offsetting carbon dioxide emissions at 18 CIBC branches
This statement has been published by CIBC and the following affiliates of CIBC in Canada: CIBC World Markets Inc; CIBC Mortgages Inc.; CIBC Life Insurance Company Limited; CIBC Trust Corporation; CIBC Securities Inc.; CIBC Investor Services Inc.; CIBC Global Asset Management Inc.; CIBC Global Asset Management (USA) Inc.; CIBC Private Investment Counsel Inc.; CIBC Asset Management Inc.; CIBC BA Limited.

CIBC Annual Accountability Report 2006	13

Our Clients
Commitment
CIBC is committed to providing affordable, accessible banking, while protecting our clients and shareholders through strong governance and oversight practices. Being the leader in client relationships includes providing products and services that address the needs of our diverse clients.
Priorities

-	Provide a consistent client experience

-	Protect our clients’ privacy

-	Resolve client issues quickly

Measures

-	Client satisfaction

-	Improved privacy procedures

-	Resolution of client concerns escalated to the Customer Care Centre

14	CIBC Annual Accountability Report 2006

Public Accountability Statement
Providing affordable, accessible banking
CIBC offers a wide range of products and services tailored to our clients’ needs and preferences.
          For people looking for affordable banking solutions, we offer products like the CIBC Everyday Chequing Account with a low monthly fee, a choice of several no annual fee Visa cards, including a new no annual fee CIBC Platinum Visa card, and competitive mortgage rates with the variable-rate CIBC Better Than Prime Mortgage and the fixed-rate CIBC Better Than Posted Mortgage.
          President’s Choice Financial (PCF), CIBC’s co-venture with Loblaw Companies Limited, is a cost-effective banking alternative, accessible through in-store pavilions, ABMs, online and by phone. This year, PCF introduced a new high-interest savings account with anniversary bonus interest and no daily banking fees.
          For youth and seniors, CIBC offers free banking through CIBC SmartStart Program for Kids and CIBC Advantage for Seniors. Students of any age have access to products like the CIBC Education Line of Credit and the CIBC Advantage for Students account, which offers a discounted fee. This year we also increased loan limits on the Professional Edge Student Personal Line of Credit and extended the offer to a broader group of professionals returning to school.
          Through our Aboriginal banking team, CIBC provides access to financial services for Aboriginal clients. CIBC’s seven on-reserve branches and an on-reserve agency branch also serve clients in remote locations. This year we continued to support the development of financial literacy, introducing a Personal Financial Planning program in several Aboriginal communities. CIBC invested more than $900,000 in national and local programs that support the Aboriginal community, including The National Aboriginal Achievement Foundation.
          CIBC also makes every effort to staff branches in a way that reflects the language preferences of the communities we serve, including addressing the needs of the large Chinese community in Canada through our Asian banking team. In its Diversity in Canada 2006 report, Solutions Research Group Consultants Inc. ranked CIBC 2nd among all Canadian banks in serving the Chinese, South Asian and Italian communities in Canada.
          Working with partners in the mortgage insurance industry, CIBC continues to enhance programs to help newcomers to Canada. For those newcomers who may not have established a Canadian credit history and banking relationship, CIBC helps to meet their banking and borrowing needs.
          CIBC is committed to making banking easier and more readily accessible for visually and hearing impaired clients, the elderly and persons with restricted mobility. We have surveyed 589 of our 1,055 branches, 370 of those in 2006, to

Access for All ABMs in Branches — 3 year trend	Client choice in recordkeeping Client signed up as of September 30, 2006 (thousands)

CIBC’s Access for All ABMs are installed at wheelchair accessible height and include headphone jacks for audio access; grab bars for persons with mobility impairments; and improved lighting to assist elderly and partially-sighted clients.
Chequing and savings account clients can choose to receive quarterly statements or select our paperless recordkeeping option.

CIBC Annual Accountability Report 2006	15

understand potential physical barriers that might impact our clients’ experience, including parking, building and vestibule access, main branch circulation and counter access. Most CIBC branches in our national network are now equipped with at least one CIBC Access for All ABM.
          CIBC has one of the largest multi-channel distribution networks of the Canadian banks. We provide 24/7 access to banking services through our ABMs, online banking and telephone banking channels. This year we introduced additional online and ABM features to make it easier for clients to manage their finances remotely. For clients who prefer to have someone come to their home to discuss mortgages, we offer mortgage services through our mobile HLC Home Loans Canada sales force.
          CIBC clients can access 49 mutual funds that meet sustainable performance criteria set out by the Social Investment Organization. CIBC offers the CIBC Enviro-Saver Rebate to eligible mortgage clients who have purchased an energy-efficient home or who make energy saving improvements to an existing home, resulting in a savings of 10% on their CMHC Mortgage insurance premium.
Committed to small and medium-sized businesses
Small businesses are vital to Canada’s long-term economic prosperity and CIBC is committed to supporting the success of small business owners. In 2006, we conducted a study to help understand where and how our small business clients bank and how we can better serve their personal and business needs.
          To make banking more accessible and convenient, small business owners can now open business accounts in all CIBC branches. We also

16	CIBC Annual Accountability Report 2006

Public Accountability Statement
broadened remote services to include the ability to apply for credit by phone or online.
          This year, we added a customization feature on our small business Convenience Card that allows owners to delegate select banking duties to employees. We also offer a choice of no annual fee and annual fee-based Small Business Visa cards with added value features and rates as low as CIBC prime plus 1.5% per year.
          CIBC invests in youth through programs like the CIBC Student Entrepreneur of the Year Award, Canada’s Outstanding Young Farmers Program, Junior Achievement and the Canadian 4-H Council.
          We continued to strengthen sales and service delivery to agricultural clients in 2006 through our experienced team of Agricultural Banking Specialists who understand the unique financial needs of agricultural business owners.
          CIBC’s support of growing Canadian businesses continues. This year, CIBC Commercial Banking launched CEO Connect, a client-only internet site hosting articles, research, webcasts, CEO videos and best practices for executives at mid-sized Canadian organizations.
Respecting our clients
We are committed to treating our clients with respect and integrity, providing products and services in a responsible, professional manner and safeguarding our clients’ personal information and privacy.
          “Our Service Commitment to You”, available in branches and online, outlines our commitment to ensuring we provide clients with service that exceeds their expectations, provides fee transparency, and ensures privacy protection and confidentiality. We make every effort to resolve clients’ concerns quickly. We introduced enhanced standards and information for branch employees this year to better enable them to resolve concerns at the first point of contact. If a satisfactory resolution is not reached, the client is referred to a trained specialist in our Customer Care Centre or to the CIBC Ombudsman’s office.
          Privacy continues to be a priority at CIBC. Maintaining the confidentiality of client information is a fundamental tenet of our relationship with clients. In fiscal 2006, we updated and enhanced CIBC’s “Your Privacy is Protected” brochure. The updated brochure outlines our commitment to client privacy and the steps our clients can take to safeguard the privacy and security of their personal information.
          The CIBC Code of Conduct provides employees with guidelines consistent with our values of Trust, Teamwork and Accountability, clearly outlining their responsibilities towards clients.
          CIBC will continue to invest in enhanced programs, procedures and training to ensure we fulfill our commitment to our clients.
          For information on branch openings and closings, ABM installations and removals and listed affiliates’ debt financing to firms in Canada, please refer to pages 144 to 148.

CIBC Annual Accountability Report 2006	17

Our Employees
Members of CIBC’s Black Employee Network participated in the Camp Jumoke Walk-a-thon in support of children with sickle cell anemia
Commitment
CIBC strives to create a work environment where our employees can excel and fulfill CIBC’s vision of being the leader in client relationships. We are focused on supporting CIBC’s business priorities and the diverse needs of our employees.
Priorities

-	Creating a supportive work environment for our employees that reflects CIBC’s vision, mission and values

-	Maintaining a positive culture that allows our employees to perform at their best

-	Attracting and building CIBC’s talent and leadership pool and creating opportunities for employees to enhance their skills

-	Ensuring all CIBC employees have a safe and healthy work environment where they are able to balance their work and life effectively and contribute to their communities

Measures

-	Employee Commitment Index (ECI) score

-	Representation rates of women, visible minorities, Aboriginal peoples, and persons with disabilities in the CIBC workforce

-	Percentage of employees with a scorecard in place

-	Expenditure per employee on training

-	New claim rates for short- and long-term disability
“Through CIBC’s generous contributions, the Lesbian & Gay Community Appeal was able to support the Lesbian, Gay, Bisexual and Transgender community in the areas of education, health, social services and arts and culture. CIBC employees were instrumental in supporting our efforts to ensure the delivery of these programs.”
David Brownstone, Co-Chair, Lesbian & Gay Community Appeal

18	CIBC Annual Accountability Report 2006

Public Accountability Statement
Supportive employee environment
Creating a supportive work environment for our employees builds employee commitment and supports CIBC’s overall performance and success. CIBC regularly measures our employee commitment through a biennial employee survey. The most recent survey was completed in 2005 and showed an increase in the employee commitment score from 68 to 72. Survey results also indicated a high level of awareness of CIBC’s vision, mission and values. Our annual survey of executive values also highlighted the group’s commitment to CIBC’s values of trust, teamwork and accountability.
          In 2006 we laid the foundation for a five-year plan to proactively develop and sustain CIBC’s leadership capability. A new employee development course for the next level of leadership focused on CIBC’s vision, mission and values was also launched.
          CIBC is committed to building a positive and supportive environment for employees. CIBC’s Code of Conduct is one of the ways we promote CIBC’s values. It guarantees every employee the right to be respected, to receive fair and equitable treatment, to be free from harassment or discrimination, and to be protected from retaliation if they report a contravention of the Code. All employees are required to complete annual certification and testing on the Code.
          An award-winning orientation program for all new employees was launched to ensure that employees receive a consistent orientation to CIBC and how we operate. We also introduced a new orientation module for executives. In addition, a new series of training programs for employees and managers was launched that sets expectations, supports an organizational culture of respect and trust and ensures CIBC workplaces are healthy, safe and secure.
          In 2006, we invested approximately $56 million globally, or $1,500 per employee, on training including governance and regulatory compliance, client service, product knowledge and a broad range of business and technical skills.
          At CIBC, employment equity is a clear priority. In 2005, CIBC achieved its representation goals for three of the four designated groups: women, visible minorities and persons with disabilities. Representation goals are based on national labour market availability rates provided by Statistics Canada for each of the designated groups. We continue our efforts to maintain our representation levels, while focusing on recruitment and retention of Aboriginal peoples to close our remaining gap.
          In 2006, CIBC convened its first National Employment Equity and Diversity Congress. The Congress focused on the development of CIBC’s

Senior management
representation
rates and goals
(as at Dec. 31, 2005)
%	Rate	Goal

Women	28.5	25.1

Visible minorities	9.6	8.2

Persons with disabilities	6.4	1.9

Aboriginal Peoples	0.4	2.6

Workforce
representation
rates and goals
(as at Dec. 31, 2005)
%	Rate	Goal

Women	68.8	62.3

Visible minorities	22.4	12.9

Persons with disabilities	4.2	3.7

Aboriginal Peoples	1.6	1.9

CIBC achieved its representation goals for women, visible minorities and persons with disabilities.

CIBC Annual Accountability Report 2006	19

next three-year (2007-2009) Employment Equity and Diversity Plan. The event included a recognition ceremony to celebrate our employees’ contributions to enhancing diversity awareness and furthering diversity initiatives across CIBC. June 2006 marked CIBC’s 14th Annual Diversity Month. During the month, CIBC employees organized more than 150 events including panel discussions, employee workshops, open houses and cultural festivals.
Investment in training (globally)
($ millions)
In 2006 CIBC invested approximately $56 million globally in employee training.
          At the Board of Directors level, women continued to hold five of the 18 director positions. As part of our ongoing Board renewal program, we regularly assess the skills and characteristics of CIBC Board members against current and anticipated needs, enabling the Board to maintain the appropriate skill set to oversee CIBC’s businesses.
A focus on performance
CIBC’s Performance Management and Measurement (PMM) system uses a balanced scorecard approach including financial results, client relationships, operational efficiency, strategic priorities and key competencies to assess employee performance. The PMM process allows employees to understand and take ownership of their contribution to the achievement of business goals and is directly tied to year-end compensation through variable incentive awards.
          A priority for the Senior Executive Team (SET) in 2006 was ensuring a consistent set of goals was used by the entire SET. The common goals were to:
•	Support CIBC’s vision, mission and values and adhere to CIBC’s stated governance and regulatory environment

•	Meet 2006 strategic plan

•	Deliver on talent management and succession plans

•	Achieve productivity goals
These goals were also used to develop scorecards for the balance of the executive group. The PMM process continues to be an important performance management tool and 80% of full- and part-time employees had written scorecards in place in 2006.
          Managing performance is key to building long-term, sustainable growth for CIBC, our employees and our shareholders. The foundation of our compensation

20	CIBC Annual Accountability Report 2006

Public Accountability Statement
philosophy is pay-for-performance. At CIBC, total compensation typically includes base salary and variable incentive awards, in addition to CIBC’s comprehensive benefits and pension programs.
     CIBC’s pay-for-performance philosophy rewards individuals for results that are aligned with CIBC’s overall strategy for building sustainable, long-term value. We also strive to recognize and reward our employees who consistently make outstanding contributions through our formal employee recognition program.
Health and well-being
Creating a safe and healthy work environment where all employees can balance their work and life effectively and contribute to their communities is very important. CIBC is committed to providing a comprehensive range of benefits that support the overall health, wellness and long-term financial security of employees.
     To assist in managing rising health care costs, CIBC advocates a smart consumer approach to employee health care. Employees are encouraged to take advantage of CIBC-negotiated discounts, discuss the use of generic drugs with their doctors and use pharmacies with lower dispensing fees to proactively manage costs for the employee and for CIBC.
     CIBC also uses an innovative, preventative health care program called Wellness Checkpoint, a confidential, online assessment tool that identifies health risks and provides information on achieving a healthier lifestyle and general health resources. Launched in 2001, almost 10,000 employees have completed the Checkpoint.
     CIBC’s Employee Assistance Program provides employees with access to confidential counselling and professional advice to assist with a broad range of concerns.
     CIBC continues to lead the industry with Employment Insurance top-up benefits during maternity, parental, adoption and compassionate care leave. Approximately 64% of CIBC employees participate in the employee share purchase plan which allows employees to participate in CIBC’s future growth and prosperity through investment in common shares.
     In 2005, CIBC reported a Disabling Injury Incidence Rate of 0.22, which indicates the number of disabling and fatal injuries on the job, per 100 employees, in Canada.
     In 2006, CIBC’s group of companies paid almost $2.4 billion in salaries and benefits to our Canadian workforce. CIBC’s global turnover rate for permanent employees, excluding retirees, was 15.6%. The increase from 2005 was partly a result of CIBC’s productivity initiatives.
     For detailed employment figures and for information on taxes paid, see page 148.
Number of employees completing
assessment questionnaire
on Wellness Checkpoint
Short- and long-term
disability new cases/
1,000 employees

	STD	LTD

New cases/1,000 employees	97.7	12.5

CIBC’s industry-leading disability management process encourages communication between managers and employees on disability leave and facilitates their return to work.

CIBC Annual Accountability Report 2006	21

Our Communities
2006 CIBC Youthvision Scholarship recipients — Ontario region
Commitment
As a leader in community investment, CIBC is committed to supporting causes that matter to our clients, our employees and our communities. We aim to make a difference in communities we call home through corporate donations, sponsorships and through the volunteer spirit of our employees.
     Priorities
▪	Increase participation and funds raised through the CIBC Run for the Cure

▪	Promote increased awareness and participation in the CIBC World Markets Miracle Day

▪	Greater employee participation and total funds raised for the United Way

▪	Encourage employee volunteerism with community-based organizations
     Measures
▪	Participation and funds raised for the CIBC Run for the Cure, CIBC World Markets Miracle Day and the United Way

▪	Number of employees who participate in the Employee as Ambassador Program

▪	Imagine Canada Caring Company designation

▪	External rankings for corporate citizenship/philanthropy
“ CIBC’s partnership with the Canadian Breast Cancer Foundation is exemplary. This is not just a unique relationship, but a model relationship. CIBC’s dedication to our mission and vision, its passion and commitment to the cause and the employee spirit have helped make the Canadian Breast Cancer Foundation CIBC Run for the Cure one of the country’s most prestigious events in support of breast cancer research, education and awareness.”
George Habib, Executive Director, Canadian Breast Cancer Foundation

22	CIBC Annual Accountability Report 2006

Public Accountability Statement
Making a difference
In 2006, the CIBC group of companies contributed more than $36 million globally to charitable and non-profit initiatives. Of this, $28 million was invested in Canada, including more than $21 million in charitable donations, supporting a wide variety of national, regional and local organizations, with a strategic focus on youth, education and health. To see examples of CIBC’s contributions to community organizations by province, see page 149. For information on taxes paid in Canada, see page 148.
CIBC Youthvision
Funding initiatives aimed at helping young people achieve their full potential is a priority of our community investment program. In 2006, we contributed more than $11 million toward this goal. CIBC funds hundreds of initiatives that support education, mentoring, skills development, financial literacy training, nutrition and health, anti-bullying, youth shelters and programs for young people with physical, emotional and intellectual disabilities.
CIBC Youthvision Scholarship Program
CIBC supports the education of young people with a multi-year commitment of $7.5 million to fund scholarships and internships through a unique partnership with Big Brothers Big Sisters of Canada and YMCA Canada. Thirty scholarships, valued at up to $34,000 each, are awarded annually to Grade 10 students enrolled in mentoring programs with these two community partners. In addition to tuition support, recipients may participate in summer internships at YMCA agencies across the country after completing Grade 11. Since its inception, 240 scholarships have been awarded across Canada.
CIBC World Markets Children’s Foundation
On the first Wednesday of December every year, CIBC World Markets sales and trading professionals and CIBC Wood Gundy Investment Advisors in Canada and around the world help create miracles for children. On this day, fees and commissions are donated to children’s charities. On December 7th, 2005, CIBC World Markets Miracle Day raised $10.5 million globally, including $3.7 million in Canada. Since 1984, Miracle Day has raised over $168 million to benefit children’s charities in our communities around the world.
     This year, the CIBC World Markets Children’s Foundation announced a major investment in children’s mental health. Four organizations working in the field of children’s mental health were selected to receive grants totaling $465,000.
Contributions
in Canada
($ millions)

As a designated Imagine Caring Company, CIBC consistently exceeds the target of 1% of pre-tax profits — the benchmark for corporate giving established by Imagine Canada.
Charitable donations
by category in Canada

With a strategic focus on youth, education and health, CIBC is making a difference in communities where our clients and employees live and work.

CIBC Annual Accountability Report 2006	23

Education
With a strategic focus on education, CIBC contributes millions of dollars each year to organizations and programs that will make a difference in helping young people fulfill their dreams. CIBC’s multi-year commitments to universities and colleges across Canada total $20 million. Of this, more than $6 million is directed to bursaries and scholarships to enable students to pursue post-secondary education.
     CIBC contributes $100,000 each year to the National Aboriginal Achievement Foundation for bursaries and scholarships in post-secondary education. The purpose is to meet the financial needs of First Nations, Inuit and Métis students in their pursuit of excellence in all academic disciplines.
Health
CIBC contributes to organizations that promote the health and well-being of Canadians. We have multi-year commitments of more than $17 million to hospitals and health research facilities across Canada. Many of our contributions in health care fund the research and treatment of breast cancer.
Canadian Breast Cancer Foundation
CIBC Run for the Cure
Now in its tenth year as title sponsor, the Canadian Breast Cancer Foundation CIBC Run for the Cure is our flagship event. On October 1st, 2006, $23.4 million was raised in 50 communities, by more than 170,000 people dedicated to creating a
CIBC Run for the Cure
funds raised
($ millions)

Over the past 15 years, the CIBC Run for the Cure has helped to raise more than $100 million with the aim of creating a future without breast cancer.
Employee as Ambassador
Program participation
(# of participants)

Year over year, more CIBC employees and retirees demonstrate their volunteer spirit in the communities where they live and work.

24	CIBC Annual Accountability Report 2006

Public Accountability Statement
world without breast cancer. The CIBC Run for the Cure is the largest, one-day fundraising event in Canada and we take great pride in the contribution our employees have made to this important cause over the past 15 years.
     Close to 10,000 people participated on Team CIBC in 2006, raising $2.7 million. In addition to their fundraising achievements, we are very proud of the CIBC employees who volunteer as local branch and Run champions, manage the on-site collection of registration fees and serve as local Run Directors in 16 of the 50 communities across Canada.
     This year, the Canadian Breast Cancer Foundation CIBC Run for the Cure was presented with the Imagine Canada Community Partnership Award in recognition of its outstanding efforts in uniting communities in the fight against breast cancer. Imagine Canada is a national organization that champions corporate citizenship and encourages partnerships between charities, not-for-profit organizations and corporations to strengthen Canadian communities.
Employee as Ambassador Program
CIBC encourages volunteerism among its employees and retirees and supports their commitment to local activities through the Employee as Ambassador Program. Through this initiative, CIBC will donate up to $1,000 to charitable and not-for-profit community organizations where employees contribute their time and expertise. In 2006, 975 employees and retirees participated in this program, resulting in contributions of more than $575,000.
United Way
As a leader in community investment, CIBC has a long tradition of supporting United Way agencies across the country. In 2005, in addition to corporate contributions of approximately $2.7 million, over $4.8 million was raised by employees and retirees who make personal contributions and champion fundraising activities throughout the year. The combined total of $7.5 million was contributed to 124 United Way agencies across Canada.
     The 2006 CIBC United Way campaign theme was “Not all heroes wear capes,” to acknowledge the tremendous contribution our employees continue to make through their fundraising and volunteer efforts in support of local United Way agencies.

CIBC Annual Accountability Report 2006	25

Our Environment
Commitment
CIBC is committed to being an environmentally responsible organization. We demonstrate this commitment through continuing enhancements to our environmental risk management policies and procedures, initiatives to minimize CIBC’s impact on the environment, promotion of environmental stewardship practices and support of strategically-aligned environmental organizations.
     Priorities
▪	Strengthening our framework for environmental reviews in lending activities

▪	Understanding the implications of climate change

▪	Demonstrating environmental responsibility in our operations

▪	Researching best practices in biodiversity protection
     Measures
▪	Update all environmental credit risk standards and procedures and re-adopt the Equator Principles

▪	Complete a study on the portfolio impacts of climate change

▪	Monitor and report on our key environmental performance indicators

▪	Collaborate with stakeholders on a strategy to consider biodiversity issues where appropriate
“ CIBC has recognized the need for conservation and sustainable development of Canada’s boreal forest. We applaud CIBC’s leadership and willingness to work with a wide range of stakeholders to understand environmental risks while seeking opportunities to adapt business practices accordingly. The future of Canada’s boreal forest depends on such constructive and innovative attitude from all sectors.”
Larry Innes, Acting Director, Canadian Boreal Initiative

26	CIBC Annual Accountability Report 2006

Public Accountability Statement
Demonstrating our commitment
to the environment
CIBC is proud of its longstanding history of integrating environmental management into business activities. Our Environmental Risk Management (ERM) group is responsible for oversight of environmental issues across the organization, while our Real Estate group manages programs and initiatives to operate our branches and offices in an environmentally-conscious manner. The Environmental Management Committee, made up of several business and functional units, works to ensure that material environmental issues associated with CIBC’s operations are addressed.
     CIBC participates in a variety of national and international environmental associations. We presently chair the North American Task Force of the United Nations Environment Programme’s Finance Initiative (UNEP FI) and are active members of the Canadian Bankers Association Environmental Issues Specialist Group and the Environmental Bankers Association.
     We promote environmental awareness among our employees and clients through our “CIBC and the Environment” website, as well as information sessions and events. For example, in 2006, we held an Earth Week celebration in downtown Toronto and hosted a UNEP FI workshop on Environmental Risk Management, attended by 45 bankers from around the world.
Updating our credit standards and procedures
CIBC’s environmental risk management standards and procedures apply to all lending to small business, mid-market and large corporate sectors. In 2006, we updated our environmental risk management standards and procedures to make them easier for our clients, business managers and risk managers to understand and apply. As part of this update, we added climate change and biodiversity issues to the assessment process.
     This year, CIBC was involved in the review and update of the Equator Principles, a framework for social and environmental review in project finance that we first adopted in 2003. CIBC renewed our commitment to the Equator Principles in July 2006. Since then, we have held several information sessions for our lenders and risk managers to review the Principles and their implementation. No new project finance, to which the Equator Principles would apply, was undertaken in 2006.
Responding to climate change
CIBC is establishing a Carbon Management Program to help address the challenges of climate change. Our focus has been on monitoring our carbon dioxide emissions, implementing energy efficiency improvements within our facilities and purchasing green power.
     In 2006, we studied how climate change policy
Paper recycling
(tonnes)

In 2006, 8,363 tonnes of paper products were recycled across our branch network and office buildings.
Water consumption
(millions of litres)

In 2006, CIBC consumed 303 million litres of water, a reduction of 14% since 2004.

CIBC Annual Accountability Report 2006	27

in Canada might affect our clients and CIBC’s loan portfolio. Based on our findings, we are developing carbon risk assessment tools and raising awareness regarding risks and opportunities associated with climate change and carbon markets.
     CIBC is both a signatory to and participant in the Carbon Disclosure Project’s fourth information request (CDP4). The CDP4, which represents a group of 225 institutional investors with $31 trillion in assets under management, assesses how the largest companies in the world manage climate change issues. CIBC’s score of 75 was the highest among all banks in the Americas, based on the assessment in the CDP4 report. CIBC also played an advisory role in the CDP Canada initiative to promote enhanced corporate disclosure on climate change among TSX-listed companies.
     CIBC is one of the largest purchasers of green power among the Canadian financial institutions. From 2003 to 2005, CIBC purchased 6,000 MWh (megawatt hours) of Evergreen Energy Green Power from Ontario Power Generation, which offset approximately 5,400 tonnes of carbon dioxide. In 2006, we entered into an agreement with BC Hydro to purchase approximately 2,100 MWh per year of Green Power Certificates for the next two years, which will offset approximately 1,500 tonnes of carbon dioxide.

Direct CO2 emissions(1)	Indirect CO2 emissions(1)	Energy consumption
(thousands of tonnes)	(thousands of tonnes)	(thousands of gigajoules)

Carbon dioxide emissions from the combustion of natural gas and fuel oil decreased by 20% since 2004.	Carbon dioxide emissions from employee business travel and electricity purchases decreased by 2% since 2004.	In 2006, CIBC consumed 786.4 thousand gigajoules (GJ) of energy, a reduction of 3% since 2004.

(1)	All values for direct and indirect CO2 emissions have been restated to reflect the GHG Protocol Initiative. For indirect CO2 emissions, Environment Canada’s.

Annex A: Interim Guidance on Performance Measures for GHG Emissions has also been used.

28	CIBC Annual Accountability Report 2006

Public Accountability Statement
Raising our environmental standards
Within our retail branch network, energy efficiency and sustainability are key drivers in the selection of everything from lighting to window blinds. In 2006, we pilot tested lighting technology which could reduce energy use by 3% in our branches. We have also installed daylight sensors for ABM lobby lighting and timers for exterior signage to optimize energy savings.
     For the third consecutive year, waste audits were carried out at 50 CIBC branches. Total solid waste generated by the branch network in 2006 was an estimated 1,182 tonnes, compared to 1,400 tonnes in 2005. This reduction is associated with a more robust national shredding program, implemented in 2005.
     We also conduct environmental site inspections at our branches in order to identify and remediate, where necessary, hazardous materials and environmental risks within our branch network. This program began in 2005, and to date, we have inspected 651 properties across Canada, including 291 in 2006.
     In consultation with external stakeholders, CIBC is in the process of formalizing its Environmentally Responsible Procurement Standard. As part of our supplier selection process, we incorporate environmental criteria — including energy efficiency, packaging, recyclability, and product end-of-life options — into our standard request for proposal. Environmental measures are weighted along with other criteria, and factored into the final selection decision. Our chosen suppliers are monitored on an ongoing basis to ensure that they maintain or improve their environmental performance over time.
     In an ongoing effort to reduce waste while maximizing efficiencies, CIBC reuses office equipment and furniture wherever feasible. In 2006, approximately 5,376 pieces of surplus furniture were refurbished and redeployed. In addition, the use of black remanufactured toner cartridges was introduced to the procurement process mandate. CIBC is a founding member and the largest corporate supporter of Industry Canada’s Computers for Schools program. Since 1993, we have donated more than 14,300 computers. This year, we donated 528 computers to the program.
Safeguarding Canada’s boreal forest
In consultation with the Canadian Boreal Initiative, the Forest Stewardship Council (FSC) and several industry associations, CIBC is researching how we may be able to contribute to the preservation of Canada’s boreal forest through our policies and practices. We are enhancing our lending standards and procedures by integrating certain principles of biodiversity into the environmental credit risk assessment process. CIBC has also committed to use FSC-certified paper in our 2006 Annual Accountability Report which means that the wood fibre used in this report comes from forests that are managed in an environmentally and socially responsible manner.
     Together with several Canadian banks, and with the support of Environment Canada, CIBC has initiated a study to examine policy options for Canadian banks wishing to integrate boreal forest considerations into lending, procurement and other bank activities. This study will be completed in 2007.

Paper purchases	Environmental
(tonnes)	risk assessment
(# of enquiries)

CIBC’s paper purchases decreased from 2,235 tonnes in 2004 to 1,780 tonnes in 2006.	Environmental risk evaluations are fully integrated into CIBC’s credit assessment processes.

CIBC Annual Accountability Report 2006	29

Governance
One of the cornerstones for CIBC’s long-term success rests on our commitment to a strong set of governance principles and an implementation framework. This framework has evolved under the strategic oversight of an experienced Board of Directors committed to leadership in corporate governance. Together with the management team, the Board has set the tone for a corporate culture that fosters openness, accountability and transparency.

30	CIBC Annual Accountability Report 2006

Governance
Sustaining our governance practices
Long-term success requires effective governance. The Board of Directors and management of CIBC are committed to excellence in governance. Each year, we continue to strive for improvements in our governance structure and processes.
     In 2006, CIBC’s Board made excellent progress in strengthening its governance practices.
     To enhance accountability at the Board level, CIBC adopted a director voting policy that requires majority voting for the election of a director. Under the terms of the Director Tenure Policy, any director who does not receive majority support in an uncontested election is required to submit his or her resignation to the Board’s Corporate Governance Committee.
     At the management level, we continue to achieve compliance with the requirements of section 404 of the U.S. Sarbanes-Oxley Act (SOX 404). In 2006, for a third consecutive year, we met the SOX 404 reporting requirements set by the U.S. Securities and Exchange Commission.
     CIBC was recognized in 2006 by the Canadian Coalition for Good Governance (CCGG) for exemplary disclosure and demonstrating best practices in shareholder communications. In particular, the CCGG cited CIBC’s disclosure about our director selection process and director orientation and continuing education programs.
     CIBC continues to participate in industry discussions on new guidelines and recommendations related to the disclosure of executive and director compensation and is committed to being a leader in this regard.
Working with senior management
The Board has the duty to supervise the management of the business and affairs of CIBC and pursue CIBC’s best interest.
     The Board is fully focused on strategic oversight and operational discussions with management.
     Regular and candid interaction between the Board and management strengthens governance and supports the long-term interests of CIBC. Directors work with management to obtain and review the information necessary for the Board to provide strategic direction. Management regularly reviews the form and content of information being provided to the Board and considers the Board’s feedback in enhancing management’s reporting to the Board.
Facilitating independent assessment and oversight
The Board continues to recognize the importance of maintaining its independence. The Board of Directors Independence Standards are available at www.cibc.com and reflect independence standards derived from the Affiliated Persons regulations under the Bank Act and the corporate governance rules and guidelines of the New York Stock Exchange (NYSE) and the Canadian Securities Administrators. Under these standards, 16 of CIBC’s 18 directors are considered to be independent.
Complying with industry governance standards
The practices and procedures of CIBC’s management and the Board foster compliance with legal and regulatory governance rules and industry best practices. NYSE governance rules require that we disclose any significant differences between our governance practices and the NYSE governance rules. For the approval of equity compensation plans, there is a significant difference. Unlike the NYSE rules, there is no requirement in Canada for shareholder approval of compensation arrangements involving share purchases in the open market at fair value. CIBC complies with the Toronto Stock Exchange rules to obtain shareholder approval of share compensation arrangements that involve a new issue of shares.
Committed to transparent and timely reporting
The directors and management of CIBC are committed to promoting consistent disclosure practices aimed at accurate, timely and broadly disseminated disclosure of material information about CIBC. The CIBC Disclosure Policy sets standards for coordinating disclosure of material information about CIBC to the market. The policy is available at www.cibc.com and provides further details regarding communications with investors, analysts and media, as well as our process for earnings announcements.
Governance framework and committee structure
CIBC’s governance framework guides the Board and management in fulfilling their obligations to CIBC and its stakeholders.
     CIBC’s Statement of Corporate Governance Practices, available at www.cibc.com, describes this comprehensive framework, details the Board’s responsibilities and describes Board policy on director qualifications, nomination, tenure and independence. CIBC’s governance framework is built upon a qualified Board of Directors with diverse backgrounds and skills; a constructive relationship between the Board and management and a robust set of governance and control policies and procedures.

CIBC Annual Accountability Report 2006	31

Board of directors
Brent S. Belzberg (2005) President and Chief Executive Officer,
Torquest Partners Inc.
(Toronto, Ontario, Canada)
Jalynn H. Bennett C.M. (1994)
President,
Jalynn H. Bennett and Associates Ltd.
(Toronto, Ontario, Canada)
Gary F. Colter (2003)
President,
CRS Inc.
(Toronto, Ontario, Canada)
William L. Duke (1991)
President,
Annandale Farms Inc.
(Kenosee Lake, Saskatchewan, Canada)
Ivan E.H. Duvar (1989)
President and Chief Executive Officer,
MIJAC Inc.
(Amherst, Nova Scotia, Canada)
William A. Etherington (1994)
Chairman of the Board,
CIBC
(Toronto, Ontario, Canada)
Margot A. Franssen O.C. (1992)
President and Chief Executive Officer,
Bibelot Inc.
(Toronto, Ontario, Canada)
Hon. Gordon D. Giffin (2001)
Senior Partner,
McKenna Long & Aldridge LLP
(Atlanta, Georgia, U.S.A.)
Hon. James A. Grant P.C., C.M.,
Q.C. (1991)
Chair Emeritus,
Stikeman Elliott LLP
(Montreal, Quebec, Canada)
Linda S. Hasenfratz (2004)
Chief Executive Officer,
Linamar Corporation
(Guelph, Ontario, Canada)
Pat M. Hayles (1993)
President,
PDA Inc.
(Toronto, Ontario, Canada)
John S. Lacey (2004)
Chairman, Advisory Board
Tricap Restructuring Fund
(Toronto, Ontario, Canada)
Hon. John P. Manley P.C. (2005)
Senior Counsel,
McCarthy Tétrault LLP
(Ottawa, Ontario, Canada)
Gerald T. McCaughey (2005)
President and Chief Executive Officer,
CIBC
(Toronto, Ontario, Canada)
Charles Sirois C.M., O.Q. (1997)
Chairman and Chief Executive Officer,
Telesystem Ltd.
(Montreal, Quebec, Canada)
Stephen G. Snyder (2000)
President and Chief Executive Officer,
TransAlta Corporation
(Calgary, Alberta, Canada)
Cynthia M. Trudell (2005)
Company Director
(Knoxville, Tennessee, U.S.A.)
Ronald W. Tysoe (2004)
Senior Advisor,
Perella Weinberg Partners LP
(New York, New York, U.S.A.)
Senior executive team
McCaughey, G.T. (Gerry)
President and Chief Executive Officer
CIBC
Baxendale, S.A. (Sonia)
Senior Executive Vice-President
CIBC Retail Markets
Capatides, M.G. (Michael)
Executive Vice-President
and General Counsel
Legal and Regulatory Compliance
Lalonde, R.A. (Ron)
Senior Executive Vice-President
Administration, Technology
and Operations
McGirr, S.R. (Steven)
Senior Executive Vice-President
and Chief Risk Officer
Treasury and Risk Management
Shaw, B.G. (Brian)
Senior Executive Vice-President CIBC and
Chairman and Chief Executive Officer
CIBC World Markets
Venn, R.E. (Richard)
Senior Executive Vice-President
Corporate Development
Woods, T.D. (Tom)
Senior Executive Vice-President
and Chief Financial Officer
Finance
Senior officers
Boluch, M.J. (Mike)
Executive Vice-President
Technology Solutions
Administration, Technology
and Operations
Brown, G.W. (Gary)
Managing Director, Head of U.S. Region
CIBC World Markets
Cadsby, T.R. (Ted)
Executive Vice-President
Retail Distribution
CIBC Retail Markets
Caturay, M. (Michelle)
Vice-President and Corporate Secretary
Legal and Regulatory Compliance
Clifford, D.B. (David)
Managing Director
Merchant Banking and European
Investment and Corporate Banking
CIBC World Markets
Delaney, C. (Colette)
Senior Vice-President
GICs, Deposits and Payments
CIBC Retail Markets
Dodig, V.G. (Victor)
Executive Vice-President
Wealth Management
CIBC Retail Markets
Ferren, J.P. (John)
Vice-President
Investor Relations, Finance
Forbes, S.J. (Stephen)
Senior Vice-President
Communications and Public Affairs
Administration, Technology
and Operations
Gilman, W.P. (Warren)
Managing Director
Head of Asia-Pacific Region
CIBC World Markets
Hasan, R. (Raza)
Senior Vice-President
Mortgages, Lending and Insurance
CIBC Retail Markets
Horrocks, M.G. (Michael)
Executive Vice-President and Treasurer
Treasury and Risk Management
Johannson, E. (Ernie)
Senior Vice-President
Marketing
CIBC Retail Markets
Kilgour, P.K.M. (Ken)
Executive Vice-President
Credit and Investment
Risk Management
Treasury and Risk Management
Leith, D.G. (David)
Managing Director
Canadian Investment
and Corporate Banking
CIBC World Markets
Letley, P.A. (Peter)
Managing Director,
Head of Europe Region
CIBC World Markets
Lounsbery, P. (Phipps)
Managing Director
Global Debt Capital Markets
CIBC World Markets
Mannarn, A.M. (Art)
Executive Vice-President
Global Operations
Administration, Technology
and Operations
McSherry, J.R. (James)
Executive Vice-President and
Managing Director
Commercial Banking
CIBC World Markets
McVittie, K.A. (Kimberley)
Ombudsman and Chief Privacy Officer
Legal and Regulatory Compliance
Moseley, T.S. (Tim)
Senior Vice-President
and Chief Compliance Officer
Legal and Regulatory Compliance
Moss, J. (Jacqueline)
Executive Vice-President
Human Resources
Administration, Technology
and Operations
Orr, J.D. (John)
Executive Vice-President
and Managing Director, Deputy Head
of Corporate Development and
Head of International Retail Banking
Corporate Development
Patterson, K.J. (Kevin)
Senior Vice-President
and Chief Auditor
Internal Audit and Corporate Security
Legal and Regulatory Compliance
Phillips, R. (Richard)
Managing Director
Global Equities
CIBC World Markets
Renihan, B.A. (Bruce)
Executive Vice-President and Controller
Finance
Shaw, F. (Francesca)
Senior Vice-President
and Chief Accountant
Finance
Westcott, G.C. (Grant)
Executive Vice-President
Technology Infrastructure
Administration, Technology
and Operations

32	CIBC Annual Accountability Report 2006

Governance
Board committees
The Board has established four committees to assist in carrying out its duties and to enhance governance. Each committee has a mandate outlining its functions and responsibilities. These mandates are outlined in greater detail in the Management Proxy Circular and are available at www.cibc.com.
Audit Committee — reviews the integrity of CIBC’s financial statements, financial disclosures and internal controls over financial reporting; monitors the system of internal control and CIBC’s compliance with legal and regulatory requirements; selects the external auditors for shareholder approval; reviews the qualifications, independence and performance of the external auditors and CIBC’s internal auditors; and acts as the Audit Committee for certain federally regulated subsidiaries.
-	Members: J.H. Bennett, G.F. Colter (Chair), I.E.H. Duvar, J.P. Manley, C.M. Trudell
Corporate Governance Committee — assists the Board of Directors in fulfilling its corporate governance oversight responsibilities. It also acts as the conduct review committee of CIBC under the Bank Act (Canada).
-	Members: J.H. Bennett (Chair), G.F. Colter, J.S. Lacey, C. Sirois, S.G. Snyder
Management Resources and Compensation Committee — assists the Board of Directors in fulfilling its supervisory responsibilities in relation to CIBC’s human resource policies and practices, including the oversight of the CIBC pension plans.
-	Members: W.L. Duke, M.A. Franssen, L.S. Hasenfratz, J.S. Lacey, C. Sirois (Chair)
Risk Management Committee — assists the Board of Directors in fulfilling its responsibilities in relation to the identification, measurement, monitoring and controlling of CIBC’s principal business risks.
-	Members: B.S. Belzberg, G.D. Giffin, J.A. Grant, P.M. Hayles, S.G. Snyder (Chair), R.W. Tysoe
Management committees
Senior management has responsibility for CIBC’s business activities as well as for the design and effectiveness of governance and controls.
     The Chief Executive Officer leads the management of CIBC’s business and affairs and the implementation of resolutions and policies approved by the Board of Directors.
     Through the senior executive team, the Chief Executive Officer and senior management communicate and share information regarding enterprise-wide governance and control, strategic direction, policy approvals, financial affairs and risk management issues.
     Management committees are in place to support the senior executive team on the governance and control activities of CIBC and various aspects of the oversight of CIBC’s operations. These committees include:
Capital and Risk Committee — oversees credit, liquidity and market risks and matters relating to the composition and usage of CIBC’s balance sheet (including capital) and the measurement, monitoring and control of related resources.
Disclosure Committee — assists the Chief Executive Officer and Chief Financial Officer in fulfilling their oversight responsibility for the accuracy, completeness and timeliness of CIBC disclosure. The purpose of the committee is to promote consistent disclosure practices aimed at accurate, complete, timely and broadly disseminated disclosure of material information about CIBC to the market in accordance with applicable laws and stock exchange requirements.
Financial Transactions Oversight Committee - reviews those transactions brought before it to assess whether CIBC is exposing itself to any undue reputation and legal risks.
Governance and Control Committee — acts as the most senior point of management review, counsel and input on the design and assessment of CIBC’s governance and internal control structure, within the parameters and strategic objectives established by the Chief Executive Officer and direction provided by the Board.
Accountability for ongoing governance and control
Ultimately, governance and control involves and connects the Board, management and employees. While the Board and management play the principal roles in governance, virtually every employee has an impact on control.
     All full-time employees are required to complete annual certification and testing on the CIBC Code of Conduct. The Code is a control that promotes ethical decision-making on a daily basis and supports behaviour that is consistent with our core values of trust, teamwork and accountability.

CIBC Annual Accountability Report 2006	33

Management’s Discussion and Analysis

Off-balance Sheet
Arrangements and
Overview	Business Line Review	Management of Risk	Contractual Obligations	Other

To facilitate an understanding of our results, this section presents an executive summary that includes key business priorities and 2006 performance. This section also discusses non-GAAP measures and results of operations and financial position including significant events.
	This section reviews our business lines. Business line profiles, operating highlights for 2006 and the outlook for 2007 are outlined. In addition, a review of the 2005 financial performance is presented.	This section discusses how we manage risk and balance sheet resources.	This section provides a discussion of our off-balance sheet arrangements and details of contractual obligations.	This section provides a discussion of critical accounting policies and estimates, financial and other instruments, recent accounting developments and other matters.

35	Executive Summary	46	Business Line Overview	53	Overview	67	Off-balance Sheet Arrangements	70	Critical Accounting Policies and Estimates

37	Non-GAAP Measures	47	CIBC Retail Markets	54	Management of Credit Risk	69	Contractual Obligations	74	Financial and Other Instruments

40	Review of Results of Operations and Financial Position	49	CIBC World Markets	58	Management of Market Risk			74	Accounting Developments
		51	Corporate and Other	61	Management of Operational Risk			75	Related-party Transactions

		52	Review of 2005 Financial Performance	62	Management of Liquidity Risk			75	Controls and Procedures

				64	Management of Capital Resources
Management’s discussion and analysis (MD&A) should be read in conjunction with the audited consolidated financial statements included in this Annual Accountability Report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars. The effect of significant differences between Canadian and U.S. GAAP is disclosed in Note 25 to the consolidated financial statements. Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year. This MD&A is current as of December 7, 2006. Additional information relating to CIBC is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at www.sec.gov. No information on our website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used in the MD&A and the consolidated financial statements is provided on pages 142 and 143 of this Annual Accountability Report.
A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this Annual Accountability Report, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements we make in the “Balanced Scorecard”, “Executive Summary,” “Review of results of operations and financial position — Taxes” and “FirstCaribbean International Bank” sections, under the headings “Priorities” and “Outlook for 2007” in the CIBC Retail Markets and CIBC World Markets sections of this report and other statements about the operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and our outlook for 2007 and subsequent periods. Forward-looking statements are typically identified by the words “believe,” “expect,” “anticipate,” “intend,” “estimate” and other similar expressions or future or conditional verbs such as “will,” “should,” “would” and “could.” By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Outlook for 2007” sections of this report, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results and the operations, performance and results of our business lines, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: the possibility that the proposed FirstCaribbean transaction does not close when expected or at all, or that we and Barclays Bank PLC may be required to modify aspects of the proposed transaction to achieve regulatory approval; legislative or regulatory developments in the jurisdictions where we operate; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of applying future accounting changes; changes in our estimates of reserves and allowances; changes in tax laws; that our estimate of sustainable effective tax rate will not be achieved; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies and other catastrophic events; reliance on third parties to provide components of our business infrastructure; the accuracy and completeness of information provided to us by clients and counterparties; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; interest rate and currency value fluctuations; general economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations; changes in market rates and prices which may adversely affect the value of financial products; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update any forward-looking statement that is contained in this Annual Accountability Report or in other communications.

34	CIBC Annual Accountability Report 2006

Management’s Discussion and Analysis
Overview
     Executive Summary
CIBC is a leading North American financial institution. Through our two distinct business lines, CIBC Retail Markets and CIBC World Markets, CIBC provides a full range of products and services to almost 11 million individual and small business clients, and meets the financial needs of corporate and institutional clients.
Vision, mission and values
Our vision is to be a leader in client relationships. In support of this vision, our mission is to fulfill the commitments we have made to each of our stakeholders:
•	Helping our clients achieve what matters to them

•	Creating an environment where employees can excel

•	Making a difference in our communities

•	Generating strong total returns for our shareholders
Our vision and mission are supported by a culture based on three simple values – trust, teamwork and accountability.
Objective, strategy and business priorities
Our vision, mission and values provide an important framework within which we execute our strategic business plan.
          Our objective is consistent, sustainable performance over the long term. We believe that achievement of our objective will ensure a premium valuation for CIBC and provide maximum strategic flexibility.
          To support our objective, CIBC identified three key priorities for 2006:
•	Business strength

•	Productivity

•	Balance sheet strength and capital usage
CIBC will remain focused on these priorities in 2007.
Performance measurement
Disciplined measurement of our performance is important to our long term success. Our balanced scorecard contains several financial and non-financial measures of our progress against our vision, mission and strategic business plan.
          Our financial measures include earnings per share (EPS) growth, return on equity (ROE), capital strength, business mix, risk, productivity, dividend payout ratio and total shareholder return.
          Our non-financial measures include client satisfaction, employee work environment, community investment, environmental responsibility and leading governance practices.
2006 performance
In 2006, we made progress against all three of our priorities:
Business strength
CIBC’s core franchise remains well positioned for growth.
          CIBC Retail Markets, consisting of our retail banking and wealth management operations, remains strong and well positioned in the marketplace. Volume growth, as well as improvements in expenses, loan losses and taxes, all contributed to our profit growth. Improved management of unsecured lending practices has reduced our risk in this area. Our risk posture is consistent with our strategy to reduce volatility and position CIBC for consistent, sustainable performance. We are focused on strengthening our client relationships and investing in our core retail businesses to maintain and enhance our position.
          CIBC World Markets reported solid results in 2006. Our performance reflects the progress we have made in reducing risk and volatility in our wholesale business. In 2006, our wholesale franchise sustained its market strength and leadership in Canada. In the U.S., our real estate finance and merchant banking businesses reported good results. We continue to focus our attention and resources in support of core areas of our business, while being prudent about our risk profile.
Productivity
We remain committed to improving our productivity.
          We exceeded the goal we set in 2005 to reduce our expenses by $250 million by the end of 2006.
          We continue to have a medium-term strategic target of a median efficiency ratio among our Canadian bank peers. Although we have made progress, our efficiency ratio remains above our target. We expect further improvements will result from a combination of revenue growth and targeted expense restraint.
Balance sheet strength and capital usage
Our Tier 1 capital ratio is a primary measure of our balance sheet strength. Our objective is to maintain a Tier 1 capital ratio of 8.5%.
          Over the last year, our Tier 1 capital ratio increased from 8.5% to 10.4% as we built capital to fund our FirstCaribbean International Bank (FirstCaribbean) acquisition. We are on track to close this transaction by the end of calendar 2006.
          While building our capital for FirstCaribbean, we continued to invest in our core businesses in order to sustain their strength and market position.
          We also increased our quarterly dividend from $0.68 per share to $0.70 per share. Our 2006 payout ratio of 36.8% was below our target range of 40–50%.
Economic and market environment
CIBC benefited from a continued North American economic expansion in 2006, although the pace of growth seemed to be moderating as the year went on, in response to earlier interest rate increases. The dampening of the U.S. housing market was the driver of the moderating trend.
          In Canada, domestic demand remained the engine of growth, sustained by strong employment levels. Strong commodity prices saw growth shift toward western Canada, with central Canadian manufacturing held back by the decelerating pace of U.S. demand growth and the challenges posed by the strong Canadian dollar.
          In contrast to the U.S., Canadian core inflation measures remained near central bank targets. This allowed the Bank of Canada to curtail interest rate increases earlier and at a lower level than in the U.S. This protected the housing sector from the downturn seen in the U.S. and allowed mortgage credit demand to remain strong. However, the rate increases moderated the growth in Canadian consumer credit demand. Healthy labour markets kept personal bankruptcy rates in check, contributing to reduced credit

CIBC Annual Accountability Report 2006	35

Management’s Discussion and Analysis
provisions in retail banking. Longer-term interest rates fell, flattening the yield curve (increasing the market demand for fixed rate mortgages), as bond markets shed expectations for further rate increases in the U.S. and Canada.
          Corporate earnings saw healthy gains, enhanced by strength in metals and energy prices through much of the year. Strong North American corporate performance contributed to CIBC World Markets’ recovery of credit losses, and sustained tight spreads on loans and corporate bonds, mirroring global conditions in those markets. After three strong years, Canadian equity markets registered smaller gains as energy prices moved off their peaks, and concerns arose over a U.S. slowdown. Canadian investors increased foreign holdings as content restrictions were dropped for pensions and registered retirement savings plans, while Canadian businesses attracted mergers and acquisition (M&A) interest from abroad.
Financial overview
     Financial Performance

$ millions, except per share amounts,
as at or for the year ended October 31	2006	2005	2004

Total revenue	$11,332	$12,473	$11,775
Net income (loss)	2,646	(32)	2,091
Earnings (loss) per share – basic	7.50	(0.46)	5.60
– diluted(1)	7.43	(0.46)	5.53
Dividends per share	2.76	2.66	2.20
Total assets	303,984	280,370	278,764
Return on equity	27.9%	(1.6)%	18.7%
Efficiency ratio	65.9%	86.9%	70.1%
Efficiency ratio (TEB)(2)	64.6%	85.6%	69.2%
Total shareholder return	25.6%	1.3%	29.0%
Share price	87.60	72.20	73.90

Tier 1 capital ratio	10.4%	8.5%	10.5%
Total capital ratio	14.5%	12.7%	12.8%

(1)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share will be anti-dilutive; therefore, basic and diluted earnings (loss) per share will be the same.

(2)	For additional information, see the “Non-GAAP Measures” section.
Net income for the year was $2,646 million, compared with a net loss of $32 million in 2005. Our results for 2006 and 2005 were affected by the following items:
2006
•	$149 million of favourable significant tax-related adjustments; and

•	$64 million ($42 million after-tax) reversal of the general allowance for credit losses.
2005
•	$2,938 million ($2,588 million after-tax) significant litigation provisions:
-	$2,830 million ($2,533 million after-tax) for Enron-related matters

-	$108 million ($55 million after-tax) for hedge funds settlements
•	$528 million ($412 million after-tax) gain on the sale of investments and corporate assets:
-	$294 million ($241 million after-tax) on Global Payments Inc. (GPI) and Shoppers Drug Mart Corporation (Shoppers)

-	$85 million ($85 million after-tax) on Republic Bank Limited (Republic Bank sale)

-	$115 million ($64 million after-tax) on Juniper Financial Corp. sale (Juniper sale)

-	$34 million ($22 million after-tax) on ACE Aviation Holdings Inc. (ACE sale)
•	$64 million of favourable significant tax-related adjustments; and

•	$50 million ($33 million after-tax) reversal of the general allowance for credit losses.
Revenue decreased $1,141 million or 9%.
          CIBC Retail Markets revenue was down $52 million as the prior year included gains on the Republic Bank and ACE sales noted above. Volume growth and favourable deposit spreads were partially offset by spread compression in lending and higher levels of securitized assets in cards.
          CIBC World Markets revenue was down $724 million, largely due to lower revenue from merchant banking (as the prior year included the gains on GPI and Shoppers noted above) and investment banking and credit products.
          Corporate and Other revenue was down $365 million, largely as a result of lower foreign exchange revenue arising on the repatriation of capital and retained earnings from our foreign operations (see “Corporate and Other” section for additional information). The prior year included the gain on the Juniper sale noted above.
          Provision for credit losses decreased $158 million or 22%, primarily due to lower retail loan losses.
          Non-interest expenses decreased $3,371 million or 31%, primarily due to the Enron and hedge funds provisions (noted above) in the prior year. Overall expenses were generally lower as a result of our productivity initiative.
          Income tax expense was down $149 million or 19%, as discussed in the “Review of Consolidated Statement of Operations” section.
Outlook for 2007
While economic growth is expected to be slightly slower in 2007, the outlook for CIBC’s businesses remains positive.
          CIBC Retail Markets should benefit from interest and unemployment rates that are expected to remain low. This should encourage lending and deposit growth. A slower pace of real estate price increases may moderate growth rates. Product spreads are anticipated to remain steady given the expected rate environment.
          While investment banking activities and capital markets are difficult to predict, CIBC World Markets should benefit from steady M&A activity that is expected to continue in 2007, but with a less active mining market and the potential for a moderation in energy prices.
          The Federal government’s announcement on October 31, 2006 regarding the taxation of income trusts caused uncertainty for new issue market activity. We do not expect the impact on overall revenue to be significant.
          As the size of our merchant banking portfolio continues to decrease, we expect to see lower revenue opportunities in this area.
          Our strategies to improve the risk profile of the unsecured retail lending portfolio, which were undertaken in late 2005 and throughout 2006, have started to realize benefits that should continue into the coming year. While the credit cycle should remain favourable in the near term, the current low level of corporate default rates is likely not sustainable over the longer term.

36	CIBC Annual Accountability Report 2006

Management’s Discussion and Analysis
     Non-GAAP Measures
We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with GAAP, while other measures do not have a standardized meaning under GAAP, and, accordingly, these measures, described below, may not be comparable to similar measures used by other companies. Investors may find these non-GAAP financial measures useful in analyzing financial performance.
Net interest income, taxable equivalent basis (TEB)
We adjust net interest income to reflect tax-exempt income on an equivalent before-tax basis. The corresponding entry is made in the income tax expense. This measure enables comparability of net interest income arising from both taxable and tax-exempt sources. Net interest income (TEB) is used to calculate the efficiency ratio and trading revenue (TEB). We believe these measures permit uniform measurement, which enables users of our financial information to make comparisons more readily.
Economic capital
Economic capital provides the financial framework to evaluate the returns of each business line, commensurate with the risk taken. Economic capital is an estimate of the amount of equity capital required by the businesses to absorb losses consistent with our targeted risk rating over a one year horizon. It comprises credit, market, operational and strategic risk capital. The capital methodologies employed quantify the level of risk within products, clients and business lines, as required. The difference between our total equity capital and economic capital is held in Corporate and Other. From time to time, our economic capital model may be enhanced as part of the risk measurement process, with any changes being made prospectively. There is no comparable GAAP measure for economic capital.
Economic profit
Net income, adjusted for a charge on capital, determines economic profit. This measures the return generated by each business line in excess of our cost of capital, thus enabling users of our financial information to identify relative contributions to shareholder value.
Segmented return on equity
We use ROE on a segmented basis as one of the measures for performance evaluation and resource allocation decisions. While ROE for total CIBC provides a measure of return on common equity, ROE on a segmented basis provides a similar metric related to the capital allocated to the segments. We use economic capital to calculate ROE on a segmented basis. As a result, segmented ROE is a non-GAAP measure.
Retail/Wholesale ratio
While we manage commercial banking operations within CIBC World Markets, some financial institutions include commercial banking in their retail operations. From time to time, some measures will be presented on the basis of CIBC Retail Markets and commercial banking operations for comparison purposes. Such measures include Retail/Wholesale ratio, revenue, net income, and economic capital.
Adjusted income taxes
We believe that the adjusted effective tax rate and the adjusted effective tax rate (TEB) provide a fuller understanding of our effective tax rate, taking into account the income tax recoveries and the impact of the Federal budget future tax rate changes. Investors may find this non-GAAP financial measure useful in analyzing financial performance.
Managed loans
Loans on a managed basis exclude the impact of securitizations. Through securitizations, we sell groups of loans to variable interest entities (VIEs) that issue securities to investors. The loans are removed from the consolidated balance sheet. We use this measure to evaluate the credit performance and the overall financial performance of the underlying loans.

CIBC Annual Accountability Report 2006	37

Management’s Discussion and Analysis
Reconciliation of non-GAAP measures
The following table provides a reconciliation of non-GAAP to GAAP measures:
     Statement of Operations Measures

		CIBC	CIBC
		Retail	World	Corporate	CIBC
$ millions, for the year ended October 31		Markets	Markets	and Other	Total

2006	Total revenue	$8,108	$2,660	$564	$11,332
	Add: adjustment for TEB	—	224	—	224

	Revenue (TEB)	$8,108	$2,884	$564	$11,556

	Net income	$1,858	$646	$142	$2,646
	Less: charge for economic capital	487	250	18	755

	Economic profit	$1,371	$396	$124	$1,891

	Efficiency ratio	61.3%	76.7%	n/m	65.9%
	Less: adjustment for impact of TEB	—	5.9	n/m	1.3

	Efficiency ratio (TEB)	61.3%	70.8%	n/m	64.6%

2005	Total revenue	$8,160	$3,384	$929	$12,473
	Add: adjustment for TEB	—	191	—	191

	Revenue (TEB)	$8,160	$3,575	$929	$12,664

	Net income (loss)	$1,573	$(1,671)	$66	$(32)
	Less: charge for economic capital	484	254	16	754

	Economic profit (loss)	$1,089	$(1,925)	$50	$(786)

	Efficiency ratio	62.8%	152.1%	n/m	86.9%
	Less: adjustment for impact of TEB	—	8.1	n/m	1.3

	Efficiency ratio (TEB)	62.8%	144.0%	n/m	85.6%

2004	Total revenue	$7,711	$3,497	$567	$11,775
	Add: adjustment for TEB	—	150	—	150

	Revenue (TEB)	$7,711	$3,647	$567	$11,925

	Net income	$1,406	$660	$25	$2,091
	Less: charge for economic capital	489	310	27	826

	Economic profit (loss)	$917	$350	$(2)	$1,265

	Efficiency ratio	62.7%	78.4%	n/m	70.1%
	Less: adjustment for impact of TEB	—	3.2	n/m	0.9

	Efficiency ratio (TEB)	62.7%	75.2%	n/m	69.2%

n/m — not meaningful
     Retail Information

$ millions, for the year ended October 31	2006	2005	2004

Revenue
CIBC Retail Markets	$8,108	$8,160	$7,711
Add: commercial banking	441	449	452

	$8,549	$8,609	$8,163

Net income
CIBC Retail Markets	$1,858	$1,573	$1,406
Add: commercial banking	135	110	124

	$1,993	$1,683	$1,530

38	CIBC Annual Accountability Report 2006

Management’s Discussion and Analysis
     Wholesale Information

$ millions, for the year ended October 31	2006	2005	2004

Revenue
CIBC World Markets	$2,660	$3,384	$3,497
Less: commercial banking	441	449	452

	$2,219	$2,935	$3,045

Net income (loss)
CIBC World Markets	$646	$(1,671)	$660
Less: commercial banking	135	110	124

	$511	$(1,781)	$536

     Trading Revenue

$ millions, for the year ended October 31	2006	2005	2004

Trading revenue	$685	$820	$725
Add: adjustment for TEB	221	176	138

Trading revenue (TEB)	$906	$996	$863

     Managed Loans (net of allowance)

$ millions, as at October 31		Reported	Securitized	Managed

2006	Residential mortgages	$81,333	$19,896	$101,229
	Credit card	7,046	4,469	11,515
	Business and government	29,819	375	30,194

2005	Residential mortgages	$77,179	$17,469	$94,648
	Credit card	6,448	4,088	10,536
	Business and government	30,569	–	30,569

2004	Residential mortgages	$72,553	$11,833	$84,386
	Credit card	8,347	3,177	11,524
	Business and government	30,815	109	30,924

     Income Taxes

$ millions, for the year ended October 31		2006

Net income before taxes and non-controlling interests	A	$3,315
Add: TEB adjustment	B	224

Net income before taxes and non-controlling interests (TEB)	C	$3,539

Reported income taxes per financial statements	D	$640
TEB adjustment	B	224
Income tax recoveries	E	161
Federal budget future tax rate changes	F	(9)

Adjusted income taxes	G	$1,016

Reported (effective) tax rate	D/A	19.3%
Adjusted effective tax rate	(D+E+F)/A	23.9%
Adjusted effective tax rate (TEB)	G/C	28.7%

CIBC Annual Accountability Report 2006	39

Management’s Discussion and Analysis
     Review of Results of Operations and Financial Positions
REVIEW OF CONSOLIDATED STATEMENT OF OPERATIONS
Net interest income
     Net Interest Income and Margin

$ millions, for the year
ended October 31	2006	2005	2004

Average assets	$291,277	$288,845	$280,810
Net interest income	4,435	4,937	5,258
Net interest margin	1.52%	1.71%	1.87%

Net interest income was down $502 million or 10% from 2005, primarily due to increased trading-related funding costs. Spread compression in retail lending products and the impact of higher levels of securitized assets in cards also contributed to the decrease. These factors were partially offset by higher interest and dividends on trading securities and loans, volume growth in cards, deposits and mortgages and lower hedge costs on mortgages refinanced before maturity.
     Additional information on net interest income and margin is provided in the “Supplementary Annual Financial Information.”
     Non-interest income
Non-interest income was down $639 million or 8% from 2005.
Non-Interest Income

$ millions, for the year
ended October 31	2006	2005	2004

Underwriting and advisory fees	$633	$727	$797
Deposit and payment fees	778	794	760
Credit fees	320	346	314
Card fees	251	317	407
Investment management and custodial fees	445	391	353
Mutual fund fees	748	690	615
Insurance fees	290	265	176
Commissions on securities transactions	869	912	892
Trading revenue	1,129	801	618
Investment securities gains, net	40	577	236
Income from securitized assets	515	362	191
Foreign exchange other than trading	300	555	280
Other	579	799	878

Total non-interest income	$6,897	$7,536	$6,517

Underwriting and advisory fees were down $94 million or 13%, primarily due to reduced new issue activity.
     Credit fees were down $26 million or 8%, primarily due to lower European investment banking activity.
     Card fees were down $66 million or 21%, primarily due to higher levels of securitized assets, partially offset by higher purchase volumes.
     Investment management and custodial fees were up $54 million or 14%, mainly due to increased average asset balances under management.
     Mutual fund fees were up $58 million or 8%, primarily due to growth in average funds managed.
     Insurance fees were up $25 million or 9%, primarily due to an increase in reinsurance revenue.
     Commissions on securities transactions were down $43 million or 5% reflecting lower new issue activity.
     Trading revenue was up $328 million or 41%, primarily due to higher trading activities. See “Total Trading Revenue” section for further details.
     Investment securities gains, net includes realized gains and losses on disposals, net of write-downs, to reflect other-than-temporary impairments in the value of investment securities. Revenue was down $537 million or 93%, primarily due to lower merchant banking gains net of write-downs (the prior year included gains on the GPI and Shoppers sales).
     Income from securitized assets was up $153 million or 42%, primarily due to higher levels of securitized assets in cards.
     Foreign exchange other than trading was down $255 million or 46%, primarily due to lower reversal of accumulated balances recorded in foreign currency translation adjustments on the repatriation of capital and retained earnings from our foreign operations (see “Corporate and Other” for more details).
     Other includes gains and losses on the disposal of fixed assets, sales of subsidiaries and corporate assets, realized gains and losses on sales and write-downs of equity-accounted and limited partnership investments, and other commissions and fees. Other was down $220 million or 28%, primarily due to the gains on the Juniper and Republic Bank sales in the prior year. Losses associated with corporate loan hedging programs were higher in the current year.
Total trading revenue
     Total Trading Revenue

$ millions, for the year
ended October 31	2006	2005	2004

Trading revenue consists of:
Net interest (expense) income	$(444)	$19	$107
Non-interest income	1,129	801	618

Total trading revenue	$685	$820	$725

Total trading revenue was down $135 million or 16% from 2005, primarily due to lower revenue resulting from the deconsolidation of certain VIEs. Increased trading net interest expense resulting from higher funding costs on trading positions was substantially offset by higher trading non-interest income.
     Further details on the composition of our trading revenue by product type is provided in Note 14 to the consolidated financial statements.

40	CIBC Annual Accountability Report 2006

Management’s Discussion and Analysis
Provision for credit losses
     Provision for (Recovery of) Credit Losses

$ millions, for the year
ended October 31	2006	2005	2004

Specific	$612	$756	$703
General	(64)	(50)	(75)

Total	$548	$706	$628

The provision for credit losses was down $158 million or 22% from 2005.
     Specific provision was down $144 million or 19%. Specific provision attributable to consumer loans was down $83 million, primarily due to the impact of higher levels of securitized assets in cards and improvements in personal lending. Specific provision attributable to the business and government loan portfolio decreased by $61 million, primarily due to recoveries and reversals in agricultural and large corporate loans.
     The current year benefited from a higher reversal of the general allowance reflecting the improved credit quality of our loan portfolios.
Non-interest expenses
     Non-interest expenses were down $3,371 million or 31% from 2005.
Non-Interest Expenses

$ millions, for the year
ended October 31	2006	2005	2004

Employee compensation and benefits
Salaries	$2,076	$2,220	$2,126
Incentive bonuses	971	912	1,147
Commissions	609	590	522
Benefits	632	602	604

	4,288	4,324	4,399
Occupancy costs	562	641	634
Computer and office equipment	1,111	1,166	1,138
Communications	297	324	331
Advertising and business development	222	260	279
Professional fees	163	325	326
Business and capital taxes	135	118	138
Other	691	3,682	1,006

Total non-interest expenses	$7,469	$10,840	$8,251

Employee compensation and benefits were down $36 million or 1%, primarily due to reduced employee headcount and lower severance costs, partially offset by normal salary increases, and higher performance-related compensation and pension expense.
          Occupancy costs were down $79 million or 12%, computer and office equipment was down $55 million or 5% and professional fees were down $162 million or 50%, as technology project spending returned to more normal levels. The prior year occupancy costs included sub-lease losses on New York premises.
          Advertising and business development were down $38 million or 15%, primarily due to a decrease in marketing and conference expenses.
          Other, comprising outside services, operational losses, other personnel costs and donations, was down $2,991 million or 81%, as the prior year included the Enron-related litigation and hedge funds settlements provisions.
          As at October 31, 2006, we had a regular workforce headcount of 37,016, down 292 from 2005, primarily due to staff reduction programs.
Non-controlling interests
     Non-Controlling Interests

$ millions, for the year
ended October 31	2006	2005	2004

Non-controlling interests	$29	$170	$15

Non-controlling interests were down $141 million or 83% from 2005, primarily due to the deconsolidation of certain VIEs of which we were no longer considered to be the primary beneficiary.
Taxes
Income taxes include those imposed on CIBC as a Canadian legal entity, as well as on our domestic and foreign subsidiaries. Indirect taxes comprise goods and services tax (GST) and sales, payroll, capital, and property and business taxes. Indirect taxes are included in non-interest expenses.
          Total income and indirect taxes were down $188 million or 13% from 2005.
     Taxes

$ millions, for the year
ended October 31	2006	2005	2004

Income tax expense	$640	$789	$790

Indirect taxes
GST and sales taxes	219	250	244
Payroll taxes	188	211	203
Capital taxes	129	112	132
Property and business taxes	43	45	34

Total indirect taxes	579	618	613

Total taxes	$1,219	$1,407	$1,403

Income taxes as a percentage of net income before income taxes and non-controlling interests	19.3%	85.1%	27.3%
Total taxes as a percentage of net income before deduction of total taxes and non-controlling interests	31.3%	91.1%	40.0%

Income tax expense was down $149 million or 19% despite higher income in the current year, primarily due to the income tax recovery on the Enron-related provision being limited to $297 million in the prior year. Lower repatriation of capital and retained earnings from our foreign operations and higher tax recoveries related to the favourable resolution of income tax audits and reduced tax contingencies also contributed to the decrease in the tax expense in the current year.
          Indirect taxes decreased by $39 million. GST and sales taxes decreased by $31 million, primarily due to reduced expense levels and a reduction in the GST rate to 6% from 7% effective July 1, 2006. Payroll taxes decreased $23 million as the prior year included a

CIBC Annual Accountability Report 2006	41

Management’s Discussion and Analysis
$23 million tax reassessment expense. Offsetting these decreases was an increase in capital taxes of $17 million, primarily due to increased capital levels.
     For a reconciliation of our income taxes in the consolidated statements of operations with the combined Canadian federal and provincial income tax rate, see Note 17 to the consolidated financial statements.
     The effective tax rate and taxable equivalent rate (TEB) for the year ended October 31, 2006 excluding tax recoveries of $161 million and a $9 million tax expense relating to the Federal budget future tax rate changes were 23.9%(1) and 28.7%(1), respectively. While rates will vary from quarter to quarter, our current estimate is that the sustainable effective tax rate will be in the 21–24% range and the sustainable TEB tax rate will be in the 25–28% range.
REVIEW OF CONSOLIDATED BALANCE SHEET
   Condensed Consolidated Balance Sheet

$ millions, as at October 31	2006	2005

Assets
Cash and deposits with banks	$11,853	$11,852

Securities
Investment	21,167	14,342
Trading	62,331	53,422

	83,498	67,764

Securities borrowed or purchased under resale agreements	25,432	18,514

Loans
Residential mortgages	81,358	77,216
Personal	28,052	28,198
Credit card	7,253	6,655
Business and government	30,404	31,350
Allowance for credit losses	(1,442)	(1,636)

	145,625	141,783

Derivative instruments market valuation	17,122	20,309
Other assets and acceptances	20,454	20,148

	$303,984	$280,370

Liabilities and shareholders’ equity
Deposits	$202,891	$192,734
Derivative instruments market valuation	17,330	20,128
Obligations related to securities sold short	13,788	14,883
Obligations related to securities lent or sold under repurchase agreements	30,433	14,325
Other liabilities and acceptances	21,013	21,121
Subordinated indebtedness	5,595	5,102
Preferred share liabilities	600	600
Non-controlling interests	12	746
Shareholders’ equity	12,322	10,731

	$303,984	$280,370

Assets
Total assets as at October 31, 2006 were up $23.6 billion or 8% from 2005.
     Investment securities were up $6.8 billion or 48%. The increase was primarily due to higher levels of government securities required to hedge the interest rate risk on fixed deposits and higher level of mortgage-backed securities held as replacement assets for our securitization programs. Trading securities were up $8.9 billion or 17%, primarily due to higher equity, asset-backed and corporate debt securities, partially offset by lower government debt securities, as a result of normal client-driven activity. Further details on the composition of securities are provided in Note 3 to the consolidated financial statements.
     Securities borrowed or purchased under resale agreements were up $6.9 billion or 37%, primarily due to normal client-driven activity.
     Net loans were up $3.8 billion or 3%. Increases in residential mortgages and credit card loans due to business growth (net of securitizations) were partially offset by decreases in business and government loans. A detailed discussion of the loan portfolio is included in the “Management of Credit Risk” section.
     Derivative instruments market valuation was down $3.2 billion or 16%, primarily due to the impact of higher interest rates and the weaker U.S. dollar.
Liabilities
Total liabilities as at October 31, 2006 were up $22.0 billion or 8% from 2005.
     Deposits were up $10.2 billion or 5%, primarily due to retail volume growth and an increase in treasury funding. Further details on the composition of deposits are provided in Note 9 to the consolidated financial statements and in the “Supplementary Annual Financial Information.”
     Derivative instruments market valuation was down $2.8 billion or 14%, due to the same factors noted above for derivative-related assets.
     Obligations related to securities sold short were down $1.1 billion or 7%, primarily due to normal client-driven activity.
     Obligations related to securities lent or sold under repurchase agreements were up $16.1 billion, reflecting an increase in trading activities and increased funding requirements.
     Subordinated indebtedness was up $493 million or 10%, due to the issuance of new debentures, net of redemptions and repurchases. Further details on subordinated indebtedness are provided in Note 11 to the consolidated financial statements.
     Non-controlling interests were down $734 million as we deconsolidated certain VIEs during the year.
Shareholders’ equity
Shareholders’ equity as at October 31, 2006 was up $1.6 billion or 15% from 2005, reflecting an increase in retained earnings.

(1) For additional information, see the “Non-GAAP Measures” section.

42	CIBC Annual Accountability Report 2006

Management’s Discussion and Analysis
SIGNIFICANT EVENTS
2006
FirstCaribbean International Bank
In 2006, we announced the signing of a definitive agreement with Barclays Bank PLC (Barclays) for the acquisition of 90% to 100% of its ownership interest in FirstCaribbean International Bank (FirstCaribbean). Barclays currently owns 43.7% of FirstCaribbean. The transaction, which is conditional upon regulatory approvals, is expected to close by the end of the 2006 calendar year. Pursuant to the definitive agreement, we will initially acquire 90% of Barclays’ interest in FirstCaribbean for US$1.62 per FirstCaribbean common share. Promptly thereafter, we are required to initiate a tender offer at the same price for Barclays’ remaining interest and the 12.6% interest held by minority shareholders. We will also pay an additional sum to Barclays, as well as the other shareholders who tender their shares to this offer, to reflect dividends in respect of their period of ownership prior to closing.
     If we acquire 100% of the Barclays’ stake and none of the other minority shareholders tender their shares, the total consideration will be approximately US$1.08 billion and we will own approximately 87.4% of the common shares of FirstCaribbean. It is our intention to pay for the FirstCaribbean common shares in cash.
     We currently own 43.7% of FirstCaribbean, which we account for under the equity method of accounting. The financial statements of FirstCaribbean will be consolidated from the closing date of the transaction.
INTRIA Items Inc.
In 2006, we purchased the non-controlling interest in INTRIA Items Inc. (INTRIA) held by Fiserv Solutions of Canada Inc. INTRIA is now a wholly-owned subsidiary.
     The purchase has not had a significant impact on our ongoing results of operations.
2005
Enron
In 2005, CIBC settled two major Enron-related litigation matters, Newby, et al. v. Enron Corp., et al., and the so-called Megaclaim bankruptcy court action.
     CIBC is still a defendant in certain remaining Enron-related actions. In 2005, we recorded a provision of $2.83 billion pre-tax ($2.53 billion after-tax) to increase our accrual to cover the settlements and to reserve against the remaining Enron-related actions, the adequacy of which we regularly assess.
Hedge funds
In 2005, CIBC reached settlements with the SEC and the Office of the New York State Attorney General (NYAG) with respect to matters involving CIBC’s dealings with certain hedge funds that engaged in the market timing of mutual funds. We had accrued $158 million to cover the settlements, which was allocated equally to CIBC Retail Markets and CIBC World Markets business lines.
     In addition, two CIBC subsidiaries and a former employee were named in a number of mutual fund market timing class and derivative actions coordinated before the U.S. District Court for the District of Maryland. All but two of these actions have been formally dismissed against the CIBC related defendants. The court has indicated its intention to also dismiss the two remaining actions.
Sale of Juniper Financial Corp.
In 2005, we sold Juniper Financial Corp. (Juniper) to Barclays for gross consideration of US$293 million and recognized a gain of $115 million ($64 million after-tax) on the sale, which was included in other non-interest income. Prior to the sale, we had a 98% interest in Juniper. Juniper’s senior management owned the remaining 2%. The sale has not had a significant impact on our ongoing results of operations.
Sale of holdings in Republic Bank Limited
In 2005, we sold our holdings in Republic Bank Limited, based in Trinidad and Tobago, and recognized a gain of $25 million ($25 million after-tax). Concurrent with this sale, FirstCaribbean, in which we hold an equity interest, also sold its holdings in Republic Bank Limited. Equity income arising from the gain on sale was $60 million ($60 million after-tax). In total, we recognized a gain of $85 million after-tax on the sale.
Sale of EDULINX Canada Corporation
In 2005, we sold our wholly-owned subsidiary, EDULINX Canada Corporation, a student loan service provider in Canada. The gain on the sale was not significant and the sale has not had a significant impact on our ongoing results of operations.
Significant merchant banking dispositions
In 2005, we sold 6 million shares of GPI and 1.8 million shares of Shoppers through the early termination of the derivative hedging contracts and the concurrent sale of these investments. We recognized an aggregate gain of $294 million ($241 million after-tax) on the sales.
2004
Regulatory matters
On December 22, 2003, we entered into an agreement with the U.S. Department of Justice (DOJ). The DOJ agreed not to prosecute CIBC for violations of criminal law that, in the DOJ’s view, were committed by CIBC and its employees related to certain structured finance transactions between CIBC and Enron, subject to certain understandings for a three-year period ending December 22, 2006, including: our continued cooperation with the DOJ; our acceptance of responsibility for conduct of our employees; our agreement to exit certain structured finance businesses and transactions; our agreement to adopt and implement new policies and procedures related to the integrity of client and counterparty financial statements and quarter- and year-end transactions; and our retention of a law firm to monitor our compliance with these new policies and procedures. We also agreed with the Federal Reserve Bank of New York and the Office of the Superintendent of Financial Institutions, Canada (OSFI) to implement the policies and procedures outlined in our agreement with the DOJ and, for three years, to retain an independent firm to review and monitor our compliance with these policies.

CIBC Annual Accountability Report 2006	43

Management’s Discussion and Analysis
   Review of Quarterly Financial Information

				2006				2005
$ millions, except per share amounts, for the three months ended	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31

Revenue
CIBC Retail Markets	$2,043	$2,042	$1,964	$2,059	$2,060	$2,021	$1,971	$2,108
CIBC World Markets	697	677	607	679	964	929	742	749
Corporate and Other	147	111	195	111	399	201	107	222

Total revenue	2,887	2,830	2,766	2,849	3,423	3,151	2,820	3,079

Net interest income	1,130	1,121	1,036	1,148	1,172	1,219	1,224	1,322
Non-interest income	1,757	1,709	1,730	1,701	2,251	1,932	1,596	1,757

Total revenue	2,887	2,830	2,766	2,849	3,423	3,151	2,820	3,079
Provision for credit losses	92	152	138	166	170	199	159	178
Non-interest expenses	1,889	1,887	1,825	1,868	2,057	4,850	2,032	1,901

Income (loss) before taxes and non-controlling interests	906	791	803	815	1,196	(1,898)	629	1,000
Income taxes	87	125	190	238	436	(106)	176	283
Non-controlling interests	—	4	28	(3)	32	115	13	10

Net income (loss)	$819	$662	$585	$580	$728	$(1,907)	$440	$707

Per share – basic earnings (loss)	$2.34	$1.88	$1.65	$1.64	$2.08	$(5.77)	$1.21	$1.96
– diluted earnings (loss)(1)	$2.32	$1.86	$1.63	$1.62	$2.06	$(5.77)	$1.20	$1.94

(1)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share will be anti-dilutive; therefore, basic and diluted earnings (loss) per share will be the same.
Our quarterly results are modestly affected by seasonal factors. The first quarter is normally characterized by increased credit card purchases over the holiday period. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July – third quarter and August – fourth quarter) typically experience lower levels of capital markets activity, which affects our brokerage, investment management and wholesale activities.
Revenue
CIBC Retail Markets revenue has been relatively consistent over the last several quarters with volume and fee growth and improved deposit spreads being offset by the impact of securitizations and declining spreads in the mortgage and personal lending businesses. Revenue was lower in the second quarters of 2006 and 2005 primarily due to three fewer days. Revenue was particularly high in the first quarter of 2005 as it included the gains on the Republic Bank and ACE sales.
     CIBC World Markets revenue is influenced to a large extent by capital markets conditions and the opportunity for merchant banking divestitures. Reduced investment banking and credit products activities led to lower revenue in the second quarter of 2006. Increased merchant banking gains net of write-downs contributed to higher revenue in the third and fourth quarters of 2005.
     Corporate and Other revenue is affected by the impact of significant items not included in the other business lines. Revenue was higher in the first quarter of 2005 due to the gain on the Juniper sale and in the third quarter of 2005 due to higher revenue in a consolidated VIE. Foreign exchange revenue on the repatriation of capital and retained earnings from our foreign operations led to an increase in revenue in the second quarter of 2006 and fourth quarter of 2005.
Provision for credit losses
The provision for credit losses is dependent upon the credit cycle in general and on the credit performance of the loan portfolio. Retail lending provisions have declined over the period. Provisions declined in cards due to higher levels of securitizations, and in agricultural as well as unsecured personal lending. The level of recoveries and reversals in the large corporate lending portfolio is not expected to continue. Reversals of the general allowance were included in the second and fourth quarters of 2006 and the fourth quarter of 2005, reflecting the improved credit quality of our loan portfolios.
Non-interest expenses
Non-interest expenses have declined in recent quarters as a result of our productivity initiative. The fourth quarter of 2005 included higher severance costs. Non-interest expenses were particularly high in the third quarter of 2005 as it included the Enron-related litigation provision. The hedge funds settlements provisions were included in the second and third quarters of 2005.
Income taxes
Income taxes vary with changes in income and can also be affected by the impact of significant items. The last three quarters of 2006 and the fourth quarter of 2005 included recoveries related to the favourable resolution of various income tax audits and reduced income tax contingencies. The Enron-related litigation provision led to an income tax benefit in the third quarter of 2005. The increase in the fourth quarter of 2005 was primarily due to the income tax expense on the repatriation of capital and retained earnings from our foreign operations.

44	CIBC Annual Accountability Report 2006

Management’s Discussion and Analysis
Non-controlling interests
Beginning in the first quarter of 2005, non-controlling interests included the consolidation of VIEs. Non-controlling interests were particularly high in the third quarter of 2005 mainly due to higher revenue in consolidated VIEs. In the first quarter of 2006, we acquired the remaining non-controlling interest in INTRIA. During the first three quarters of 2006, we deconsolidated certain VIEs resulting in a decrease in non-controlling interests.
REVIEW OF FOURTH QUARTER
Compared with Q4/05
Net income was up $91 million or 13% from the fourth quarter of 2005.
     Net interest income was down $42 million or 4%, primarily due to increased trading-related funding costs and spread compression in retail lending products. These were partially offset by higher dividend and interest income on trading securities, higher treasury revenue and favourable spreads in deposits. The prior year quarter included a $53 million interest expense on U.S. income tax reassessments.
     Non-interest income was down $494 million or 22%, primarily due to the $301 million of foreign exchange revenue on the repatriation of capital and retained earnings and the $294 million gain on the sale of GPI and Shoppers in the prior year quarter. Revenue from trading activities and hedging of stock appreciation rights (SARs) was higher in the current quarter.
     Provision for credit losses was down $78 million or 46%, primarily due to lower losses from unsecured personal, small business and agricultural lending, partially offset by a lower reversal of the general allowance.
     Non-interest expenses were down $168 million or 8%, primarily due to lower severance expense, occupancy costs and professional fees. These decreases were partially offset by higher SARs expense and performance-related compensation.
     Income tax expense was down $349 million or 80%, primarily due to the income tax expense on the repatriation of capital and retained earnings noted above in the prior year quarter.
     Non-controlling interests were nil due to the deconsolidation of certain VIEs in the first three quarters of 2006 and the acquisition of the remaining non-controlling interest in INTRIA on November 1, 2005.
Compared with Q3/06
Net income was up $157 million or 24% from the prior quarter.
     Net interest income was comparable to the prior quarter.
     Non-interest income was up $48 million or 3%, primarily due to higher credit and underwriting and advisory fees, and higher revenue related to hedging of SARs. These increases were partially offset by higher losses associated with corporate loan hedging programs.
     Provision for credit losses was down $60 million or 39%, primarily due to the $39 million reversal of the general allowance and an improvement in the unsecured personal lending portfolio.
     Non-interest expenses were comparable to the prior quarter as increases in SARs and advertising expense were largely offset by lower performance-related compensation.
     Income tax expense was down $38 million or 30%, primarily due to higher tax recoveries on the favourable resolution of income tax audits and reduced tax contingencies, partially offset by higher income.
     Non-controlling interests were nil due to the deconsolidation of certain VIEs in the prior quarter.

CIBC Annual Accountability Report 2006	45

Management’s Discussion and Analysis
Business Line Overview

	CIBC Retail Markets		CIBC World Markets

Overview	CIBC Retail Markets comprises CIBC’s retail and wealth management businesses. We provide a full range of financial products and services to almost 11 million individual and small business clients, as well as investment management services to retail and institutional clients globally. In addition, we hold a 43.7% interest in FirstCaribbean International Bank. In June 2006, we entered into an agreement to purchase Barclays Bank PLC’s 43.7% share of FirstCaribbean and agreed to make a subsequent tender offer to FirstCaribbean’s public shareholders.	Overview	CIBC World Markets is the wholesale and corporate banking arm of CIBC,providing a range of integrated credit and capital markets products, investment banking, and merchant banking to clients in key financial markets in North America and around the world.

We provide innovative capital solutions and advisory expertise across a wide range of industries as well as top-ranked research for our corporate, government and institutional clients.

Objective	CIBC Retail Markets’ Objective is to become the primary financial institution for our clients.	Objective	CIBC World Markets’ objective is to maintain and build its strength as a leading broad-based investment bank in Canada, with a specialized focus on mid-market expertise in the U.S., and activities in Europe and Asia-Pacific.

Strategy	CIBC Retail Markets’ strategy is to develop strong relationships by meeting more of our clients’ financial needs. To do this, we will extend our affluent client experience to more of our clients, continue to enhance product competitiveness and leverage our strong retail and wealth distribution channels. We are also focused on enhancing our operational effectiveness to expand our market penetration and increase client satisfaction while positioning our business for long-term success.	Strategy	CIBC World Markets’ strategy is to focus on growth opportunities in our core businesses, while emphasizing profitability, productivity and efficiency. We are committed to building value through leading industry expertise, innovation and a consistent client focus.

2006 Achievements	• Improved client satisfaction • Opened nine new branches offering clients a full range of services	2006 Achievements	• Achieved the leading market position with our Canadian M&A business, having advised on the greatest value and number of deals; completed world’s largest mining transaction

	• Enhanced ABM and online banking features to make banking at CIBC more convenient		• Maintained market leadership in retail structured products and income trusts, as well as equity underwriting in Canada

	• Expanded Imperial Service in five high potential markets and small business account opening functionality to all CIBC branches		• Expanded U.S. real estate finance business • Continued growth in non-traditional service areas including electronic trading capabilities and prime brokerage activities

	• CIBC Wood Gundy achieved a record high in year-end assets under administration of $116 billion		• Launched first structured investment funding vehicle in the Canadian market

	• Improved the quality of our retail lending portfolio by shifting lending mix from unsecured to secured		• Launched CIBC’s first commercial mortgage-backed securities offering

2007 Priorities	• Grow our business by building strong relationships with our clients	2007 Priorities	• Invest in core Canadian businesses to build franchise value

	• Increase operational effectiveness		• Position for improved profitability in the U.S. region

	• Continue to improve the quality of our lending portfolio		• Target emerging client groups and structured transactions for growth

46	CIBC Annual Accountability Report 2006

Management’s Discussion and Analysis
CIBC Retail Markets

Area of business		Priorities		Measures

Personal & small business banking	- - -	Provide high quality and consistent client service Increase sales and service capability Improve productivity	- -	Client satisfaction Total funds managed for clients	Funds managed ($ billions)

Imperial Service	- - -	Leverage leadership in branch-based advice by expanding the Imperial Service offer to high potential markets Continue to enhance the Imperial Service offer and client experience Improve productivity	- -	Client satisfaction Total funds managed for clients	Funds managed ($ billions)

Retail brokerage	- - -	Maintain a leadership position in full-service brokerage Transition to an increasingly affluent client base Continue to focus on fee-based business growth	- - -	Client satisfaction Average assets per Investment Advisor Percentage of fee-based revenue	Assets per Investment Advisor ($ millions)

Cards	- -	Provide high-quality and consistent client service Maintain #1 market share in outstandings and purchase volumes	- - -	Market share Loan losses Growth in balances	Outstandings (on a managed basis)(1) ($ billions)

Mortgages and personal lending	- -	Target high-quality lending business as part of long-term client relationships Continue to manage loan losses	- - -	Market share Loan losses Growth in balances	Residential mortgages (on a managed basis)(1) and personal lending ($ billions)

Asset management	- - -	Grow managed solutions assets under management (AUM) Improve investment performance Improve competitiveness of product offer	- - -	AUM Market share Investment performance	Assets under management ($ billions)

(1)	For additional information, see the “Non-GAAP Measures” section on page 37.

CIBC Annual Accountability Report 2006	47

Management’s Discussion and Analysis
Results
     Results – CIBC Retail Markets

$ millions, for the year ended October 31	2006	2005	2004

Revenue
Personal and small business banking	$2,055	$2,492	$2,367
Imperial Service	926	941	883
Retail brokerage	1,161	1,131	1,036
Cards	1,404	1,447	1,384
Mortgages and personal lending	1,483	1,065	974
Asset management	369	378	366
Other	710	706	701

Total revenue	8,108	8,160	7,711
Provision for credit losses	651	772	740
Non-interest expenses	4,969	5,126	4,839

Income before taxes	2,488	2,262	2,132
Income taxes	630	689	726

Net income	$1,858	$1,573	$1,406

Efficiency ratio	61.3%	62.8%	62.7%
ROE(1)(2)	49.7%	42.2%	37.0%
Economic profit(1)(2)	$1,371	$1,089	$917

(1)	For additional information, see the “Non-GAAP Measures” section.
(2)	For additional segmented information, see Note 24 to the consolidated financial statements.
Financial overview
CIBC Retail Markets benefited from a continued low interest rate environment that encouraged deposit and loan volume growth. Investor confidence remained high which led to strong capital markets benefiting retail brokerage and asset management.
     Net income was up $285 million or 18% from 2005. The prior year included the following items:
•	$85 million ($85 million after-tax) gain on the Republic Bank sale;

•	$54 million ($27 million after-tax) provision related to hedge funds settlements; and

•	$34 million ($22 million after-tax) gain on the ACE sale.
In the current year, volume growth, higher treasury revenue allocations and favourable deposit spreads were partially offset by spread compression in lending. In addition, the current year benefited from lower non-interest expenses and provision for credit losses and $70 million of income tax recoveries.
Revenue
Revenue was down $52 million or 1% from 2005.
     Personal and small business banking revenue was down $437 million, primarily due to lower internal sales commissions received from mortgages and personal lending, largely as a result of reductions in internal commission rates, partially offset by volume growth and favourable deposit spreads.
     Imperial Service revenue was down $15 million, primarily due to lower internal sales commissions received, partially offset by higher revenue from investment product sales and favourable deposit spreads and volume growth.
     Retail brokerage revenue was up $30 million, primarily due to higher fee-based revenue, partially offset by lower new issue and trading activity.
     Cards revenue was down $43 million, primarily due to higher levels of securitized assets for which credit losses are included in revenue. In addition, spreads declined and lower securitization activity reduced securitization gains. These factors were partially offset by volume growth and higher fee income. The prior year included the gain on the ACE sale noted above.
     Mortgages and personal lending revenue was up $418 million, primarily due to lower internal sales commissions paid noted above, lower hedge costs on mortgages refinanced before maturity, higher securitization revenue and volume growth, partially offset by spread compression.
     Asset management revenue was down $9 million, primarily due to higher commissions paid to other businesses, partially offset by higher fee income from growth in average funds managed.
     Other revenue was up $4 million, primarily due to higher treasury revenue allocations. The prior year included the gain on the Republic Bank sale noted above.
Provision for credit losses
     Provision for credit losses was down $121 million or 16% from 2005, primarily due to the impact of higher levels of securitized assets in cards, reversals in agricultural lending and improvements in personal lending.
Non-interest expenses
     Non-interest expenses were down $157 million or 3% from 2005, primarily due to lower litigation accruals (the prior year included the hedge funds settlements provision noted above), severance costs, and project expenses. These decreases were partially offset by higher corporate support costs, pension expense and performance-related compensation.
     The regular workforce headcount totalled 23,396 at yearend, down 689 from 2005, primarily due to the realignment of staff to Administration, Technology and Operations and staff reduction programs.
Income taxes
Income taxes were down $59 million or 9% from 2005, primarily due to the income tax recoveries noted above, partially offset by higher income.
Average assets
Average assets were $187.8 billion, up $2.6 billion or 1% from 2005, primarily due to increases in residential mortgages and secured personal lending, partially offset by a decrease in business loans. Cards also decreased due to higher levels of securitized assets.
Assets under administration
Assets Under Administration

$ billions, as at October 31	2006	2005	2004

Individual	$149.3	$139.5	$128.3
Institutions	72.2	60.9	53.4
Retail mutual funds	47.5	43.4	40.5

	$269.0	$243.8	$222.2

Assets under administration were up $25.2 billion or 10% from 2005, largely due to strong capital markets.
Outlook for 2007
The economic outlook remains positive for the coming year. Interest and unemployment rates are expected to remain low which will continue to encourage lending and deposit growth. A slower pace of real estate price increases may moderate growth rates. Product spreads are expected to remain stable given the anticipated rate environment.
     Equity markets are expected to remain strong. The Federal government’s announcement on October 31, 2006 regarding the taxation of income trusts caused uncertainty for new issue market activity.
     Our strategies to improve the risk profile of the unsecured retail lending portfolio, which were undertaken in late 2005 and throughout 2006, have started to realize benefits that should continue into the coming year.

48	CIBC Annual Accountability Report 2006

Management’s Discussion and Analysis
CIBC World Markets

Area of business	Priorities	Measures
Capital markets	- Maintain strength in Canada - Invest additional financial resources in support of our clients - Continued development of capability in structured transactions	- Revenue - Return on capital - Canadian market share	Capital Markets Revenue ($ millions)

Investment banking and credit products
-    Maintain market leadership through investing in core relationships

-    Increase credit flexibility in support of core client franchise

-    Increase market penetration in real estate finance

-    Improve efficiencies in U.S. operations
		- Revenue - Return on capital - Canadian market share	Canadian M&A/Financial advisory leadership by volume ($ billions)

Commercial banking
-    Strengthen and expand industry capabilities to partner with Canada’s best mid-market organizations

-    Create client-focused teams that leverage the CIBC franchise

-    Sustain return on capital focus with competitive products and solutions
		- Return on capital - Credit quality - Client retention	Commercial Banking Revenue ($ millions)

Merchant banking	- Continue to align to support global investment banking platform	- Revenue - Return on capital - Portfolio size	Merchant banking portfolio ($ millions)

CIBC Annual Accountability Report 2006	49

Management’s Discussion and Analysis
Results
     Results – CIBC World Markets

$ millions, for the year ended October 31	2006	2005	2004

Revenue (TEB)(1)(2)
Capital markets	$1,401	$1,391	$1,497
Investment banking and credit products	868	1,074	1,329
Commercial banking	441	449	452
Merchant banking	232	714	351
Other	(58)	(53)	18

Total revenue (TEB)(1)(2)	2,884	3,575	3,647
TEB adjustment	224	191	150

Total revenue	2,660	3,384	3,497
Recovery of credit losses	(39)	(17)	(55)
Non-interest expenses	2,041	5,149	2,741

Income (loss) before taxes and non-controlling interests	658	(1,748)	811
Income taxes	9	(148)	139
Non-controlling interests	3	71	12

Net income (loss)	$646	$(1,671)	$660

Efficiency ratio	76.7%	152.1%	78.4%
Efficiency ratio (TEB)(1)(2)	70.8%	144.0%	75.2%
ROE(1)(2)	33.3%	(89.1)%	27.1%
Economic profit (loss)(1)(2)	$396	$(1,925)	$350

(1)	For additional information, see the “Non-GAAP Measures” section.
(2)	For additional segmented information, see Note 24 to the consolidated financial statements.
Financial overview
CIBC World Markets returned to profitability, generating net income of $646 million and ROE(1) of 33.3%. The Enron-related litigation matters significantly affected our 2005 results.
     Businesses continued to benefit from a strong global economy and favourable credit cycle in 2006, which resulted in a recovery of credit losses.
     Net income was $646 million, compared with a net loss of $1,671 million in 2005, as the prior year included the $2,533 million after-tax provision for Enron-related litigation matters and the $28 million after-tax provision for hedge funds settlements. Merchant banking and investment banking and credit products revenue were lower during the year. The current year benefited from higher income tax recoveries.
Revenue
Revenue was down $724 million or 21% from 2005.
     Capital markets revenue was up $10 million, primarily due to higher revenue in U.S. equities and debt capital markets, partially offset by reduced revenue in Canadian equities.
     Investment banking and credit products revenue was down $206 million, as the prior year included gains on sales of assets in our non-core and discontinued businesses. Losses associated with corporate loan hedging programs were higher in the current year.
     Merchant banking revenue was down $482 million, primarily due to lower gains net of write-downs as the prior year included gains on GPI and Shoppers of $294 million (discussed in the “Significant Events” section). Lower dividends and interest income and the deconsolidation of a VIE also contributed to lower revenue in the current year.
     Other was down $5 million, primarily due to a gain on the sale of an investment in the prior year. The current year included lower interest expense on U.S. income tax reassessments.
Recovery of credit losses
Recovery of credit losses was up $22 million from 2005, primarily due to lower commercial loan losses and higher recoveries and reversals in large corporate loans.
Non-interest expenses
Non-interest expenses were down $3,108 million or 60% from 2005, primarily due to the $2,830 million Enron-related litigation provision and the $54 million hedge funds settlements provision in the prior year. Occupancy costs, professional fees, and corporate support and employee compensation costs were all lower in the current year.
     The regular workforce headcount totalled 2,291 at year-end, comparable to 2005.
Income taxes
CIBC World Markets conducts business in a number of tax jurisdictions that are subject to varying rates of taxation. As such, the aggregate tax expense recognized in each period is determined, in part, by the relative proportion of earnings generated in each tax jurisdiction.
     Income taxes were up $157 million from 2005, primarily due to higher income, partially offset by the impact of the limited income tax recovery in the prior year on the Enron-related provision. The current year benefited from higher income tax recoveries.
Non-controlling interests
Non-controlling interests were down $68 million or 96% from 2005, primarily due to the deconsolidation of certain VIEs.
Average assets
Average assets were $102.9 billion, comparable to the prior year.
Outlook for 2007
While investment banking activities and capital markets are difficult to predict, we expect steady M&A activity will continue in 2007 but with a less active mining market and a moderation in energy with potentially lower prices for oil and natural gas. The Federal government’s announcement on October 31, 2006 regarding the taxation of income trusts caused uncertainty for new issue market activity. As the size of our merchant banking portfolio continues to decrease, we expect to see lower revenue opportunities in this area. The credit cycle should remain favourable in the near term, but we expect the current low level of corporate default rates is likely not sustainable over the longer term.

(1)	For additional information, see the “Non-GAAP Measures” section.

50	CIBC Annual Accountability Report 2006

Management’s Discussion and Analysis
     Corporate and Other
Corporate and Other comprises the five functional groups – Administration, Technology and Operations; Corporate Development; Finance; Legal and Regulatory Compliance; and Treasury and Risk Management (TRM) – that support CIBC’s business lines, as well as Juniper Financial Corp. (sold on December 1, 2004), CIBC Mellon joint ventures, Oppenheimer Holdings Inc. debentures (sold during the year), and other income statement and balance sheet items not directly attributable to the business lines. The revenue and expenses of the functional groups are generally allocated to the business lines.
     TRM generates revenue from funding, hedging and interest earning activities that is generally allocated to the business lines; the amount not allocated remains in Corporate and Other.
Results
Results – Corporate and Other

$ millions, for the year ended October 31	2006	2005	2004

Total revenue	$564	$929	$567
Recovery of credit losses	(64)	(49)	(57)
Non-interest expenses	459	565	671

Income (loss) before taxes and non-controlling interests	169	413	(47)
Income taxes	1	248	(75)
Non-controlling interests	26	99	3

Net income	$142	$66	$25

Financial overview
Net income was up $76 million from 2005, primarily due to lower project and unallocated corporate support costs and higher earnings in CIBC Mellon joint ventures. The prior year included the $115 million ($64 million after-tax) gain on the Juniper sale. Income tax recoveries were comparable to the prior year.
     We repatriated capital and retained earnings from our foreign operations in the current and prior year. This resulted in the reversal of related accumulated balances of $47 million (2005: $301 million), previously recorded in the foreign currency translation adjustments component of shareholders’ equity. These balances were recognized in non-interest income – foreign exchange other than trading in the consolidated statement of operations. In addition, we recognized an income tax expense of $47 million (2005: $375 million) on the repatriation noted above. The prior year also included the recognition of a $67 million future tax asset arising from the 2004 foreign exchange losses on foreign operations.
Revenue
Total revenue was down $365 million or 39% from 2005, primarily due to lower foreign exchange revenue arising on the repatriation noted above. In the current year, lower revenue from a VIE due to its deconsolidation was partially offset by higher revenue from CIBC Mellon joint ventures. The prior year included the gain on the Juniper sale noted above.
Recovery of credit losses
Recovery of credit losses was up $15 million or 31% from 2005, primarily due to a higher reversal of the general allowance reflecting the improved credit quality of our loan portfolios.
Non-interest expenses
Non-interest expenses were down $106 million or 19% from 2005, primarily due to lower project and unallocated corporate support costs.
     The regular workforce headcount totalled 11,329 at yearend, up 405 from 2005, primarily due to the centralization of certain back office functions.
Income taxes
Income taxes were down $247 million from 2005, primarily due to the impact of the repatriation of capital and retained earnings noted above. Income tax recoveries were comparable to the prior year.
Non-controlling interests
Non-controlling interests were down $73 million or 74% from 2005, primarily due to the deconsolidation of a VIE. We also acquired the remaining non-controlling interest in INTRIA on November 1, 2005.

CIBC Annual Accountability Report 2006	51

Management’s Discussion and Analysis
     Review of 2005 Financial Performance

		CIBC	CIBC
		Retail	World	Corporate	CIBC
$ millions, for the year ended October 31		Markets	Markets	and Other	Total

2005	Net interest income	$4,445	$279	$213	$4,937
	Non-interest income	3,933	2,883	720	7,536
	Intersegment revenue	(218)	222	(4)	–

	Total revenue	8,160	3,384	929	12,473
	Provision for (recovery of) credit losses	772	(17)	(49)	706
	Non-interest expenses	5,126	5,149	565	10,840

	Income (loss) before taxes and non-controlling interests	2,262	(1,748)	413	927
	Income taxes	689	(148)	248	789
	Non-controlling interests	–	71	99	170

	Net income (loss)	$1,573	$(1,671)	$66	$(32)

2004	Net interest income	$4,484	$515	$259	$5,258
	Non-interest income	3,438	2,769	310	6,517
	Intersegment revenue	(211)	213	(2)	–

	Total revenue	7,711	3,497	567	11,775
	Provision for (recovery of) credit losses	740	(55)	(57)	628
	Non-interest expenses	4,839	2,741	671	8,251

	Income (loss) before taxes and non-controlling interests	2,132	811	(47)	2,896
	Income taxes	726	139	(75)	790
	Non-controlling interests	–	12	3	15

	Net income	$1,406	$660	$25	$2,091

The following discussion provides a comparison of our results of operations for the years ended October 31, 2005 and 2004.
Overview
Net loss was $32 million, compared with a net income of $2,091 million in 2004, primarily due to the higher Enron-related litigation provision.
Revenue by segments
CIBC Retail Markets
Revenue was up $449 million, primarily due to volume growth across all business lines, higher fee income, the gains on the Republic Bank and ACE sales and increased equity trading and new issue activity.
CIBC World Markets
Revenue was down $113 million, primarily due to lower revenue from investment banking and credit products, capital markets and treasury, partially offset by higher merchant banking gains net of write-downs.
Corporate and Other
Revenue was up $362 million, primarily due to the foreign exchange revenue of $301 million arising on the repatriation of capital and retained earnings from our foreign operations,consolidation of a VIE and the impact of the Juniper sale. These factors were partially offset by lower interest income on tax refunds and lower revenue from hedging of SARs.
Net interest income
Net interest income was down $321 million or 6% from 2004, primarily due to the impact of higher levels of securitized assets in cards and lower treasury revenue. In addition, trading-related net interest income was lower largely due to increased funding costs. Higher interest expense related to U.S. income tax reassessments, reduced non-core loans and lower interest income on tax refunds also contributed to the decline. These factors were partially offset by volume increases in deposits, mortgages, personal lending and cards.
Non-interest income
Non-interest income was up $1,019 million or 16% from 2004, primarily due to the foreign exchange revenue on the repatriation of capital and retained earnings noted above, gains on the sale of investments and corporate assets (GPI, Shoppers, Juniper, Republic Bank and ACE), higher trading-related non-interest income, and higher income from securitized assets.
Provision for credit losses
The provision for credit losses was up $78 million or 12% from 2004, primarily due to higher loan losses in personal and small business lending and reduced recoveries of large corporate loans, partially offset by the impact of higher levels of securitized assets in cards.
Non-interest expenses
Non-interest expenses were up $2,589 million or 31% from 2004, primarily due to higher provisions for Enron-related litigation and hedge funds settlements.
Income taxes
Income taxes were down $1 million from 2004. Income tax expense for 2005 was higher than would be expected despite lower income, primarily due to the income tax recovery on the Enron-related provision being limited to $297 million. In addition, we repatriated capital and retained earnings from our foreign operations, which resulted in the $375 million increase in income tax expense arising from the reversal of related accumulated balances in the foreign currency translation adjustments component of shareholders’ equity. These factors were partially offset by the recognition of the $67 million future tax asset arising from the 2004 foreign exchange losses and a $59 million reversal of a portion of the valuation allowance relating to the future tax asset from our U.S. operations. In 2004, income tax expense was reduced by $50 million as a result of the cancellation of planned Ontario tax rate reductions.
Non-controlling interests
Non-controlling interests were up $155 million from 2004, primarily due to the consolidation of VIEs of which we were considered to be the primary beneficiary.

52	CIBC Annual Accountability Report 2006

Management’s Discussion and Analysis
Management of Risk
     Overview
This section provides details on how we manage risk and balance sheet resources, as well as our efforts to comply with the Basel II Capital Accord. We manage risk and related balance sheet resources within tolerance levels established by our management committees and approved by the Board of Directors and its committees. This is achieved through a comprehensive framework of measurement, monitoring and control policies, procedures and standards that support active and effective management of our risk and balance sheet resources. Our risk management structure is presented in the diagram below. All risk management policies are approved or renewed by the applicable Board and management committees annually. Further details on the Board and management committees, as applicable to the management of risk, are provided in the “Governance” section.
Several groups contribute to the management of risk, including:
•	Treasury – provides enterprise-wide funding and asset/liability, liquidity, cash and collateral management; ensures that we are strongly and effectively capitalized; and manages capital in our subsidiaries, affiliates and legal entities;
•	Credit and Investment Risk Management – provides independent, enterprise-wide oversight of the adjudication, management and monitoring of retail and wholesale credit risk. They apply market-based techniques and models to the measurement, monitoring and control of risks in the credit portfolios and merchant banking investments;
•	Market Risk Management – provides independent, enterprise-wide oversight of the management and related measurement, monitoring and control of market risk (both trading and non-trading) throughout CIBC, and of credit risk in our trading businesses;
•	Operational Risk Management – is responsible, in a collaborative fashion with the lines of business and the infrastructure divisions, for the identification, measuring, monitoring and control of operational risk enterprise-wide; and
•	Balance Sheet Measurement, Monitoring and Control – oversees the balance sheet resource allocation process; and provides independent, enterprise-wide oversight of the measurement, monitoring and control of economic capital and other elements of the balance sheet.
Risk Management Structure

CIBC Annual Accountability Report 2006	53

Management’s Discussion and Analysis
     Management of Credit Risk
Credit risk primarily arises from our direct lending activities, and, to a lesser extent, from our trading, investment and hedging activities. Credit risk is defined as the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with agreed terms.
Governance
Oversight of key credit policies and limits is the responsibility of the Capital and Risk Committee (CRC). These policies and limits are also subject to annual review and approval by the Risk Management Committee (RMC). The CRC is also responsible for ensuring that these policies are implemented and that procedures are in place to manage and control credit risk, as well as overseeing the quality of the credit portfolio in accordance with credit policies.
     Senior management reports not less than quarterly to the RMC on material credit risk matters, including individual credit transactions, compliance with limits, portfolio trends, impaired loans and credit loss provisioning levels. In addition, they review impaired loan balances, allowances and credit losses with the Audit Committee on a quarterly basis.
Policies, procedures and standards
Our credit risk management starts with the establishment of sound lending principles and an effective framework for managing credit risk. Documented policies, segment specific standards and guidelines, processes and controls, together with risk concentration limits are designed to reflect our risk appetite. These policies, standards and procedures also govern how credit risk is measured, monitored, reported and controlled.
     Environmental risk is integrated into the overall credit assessment process, with related standards in place covering lending to small-and medium-sized businesses and the large corporate sector.
Measurement, monitoring and control
TRM provides enterprise-wide adjudication and oversight of management of credit risk in our credit portfolios. Adjudication and portfolio management decisions are based on our risk appetite, as reflected in our policies, standards and limits. Lending authorities are controlled to ensure decisions are made by qualified and experienced personnel. TRM also provides specialized management of past due, high-risk and impaired loans.
     TRM uses models and market-based techniques in the management of the credit risk component of economic capital. Higher risk or concentrated positions are reduced through the use of direct loan sales, credit derivative hedges or structured transactions. In addition, selected credit exposures are added to the portfolio to enhance diversification and increase overall return.
Consumer loans
Consumer loans, which comprise residential mortgages, credit cards and personal loans, including student loans, are managed through statistical techniques, such as credit scoring and computer-based loan models. These techniques are well-suited to the identification and management of risk for portfolios that consist of a large number of relatively small transactions. Our consumer loan portfolio is well-diversified to ensure that concentrations by client and product type are within acceptable limits.
     Consumer loans constitute 76.2% (2005: 75.7%) of our net loan portfolio, including acceptances. These loans represent borrowers with relatively small individual loan balances. Residential mortgages, which constitute 70.2% (2005: 69.4%) of the total consumer loan portfolio, exhibit very low levels of credit risk. Consistent with our managed growth strategy for this business, residential mortgages increased by $4.2 billion or 5.4% from the prior year on a balance sheet basis, and by $6.6 billion or 7.0% on a managed basis(1). Personal loan portfolio (excluding the discontinued $1.3 billion student loan portfolio) remained flat at $26.1 billion. On a balance sheet basis, the credit card portfolio increased by $598 million or 9.3%, and by $979 million or 9.3% on a managed basis(1). The discontinued student loan portfolio continued to decrease in 2006, down 18.5% from the prior year.
Business and government loans
Within the business and government loan portfolio, qualified personnel undertake a detailed assessment of credit transactions and assign internal risk ratings according to an approved methodology. All business and government loans have ratings appropriate for their businesses, which reflect probability of default of the counterparty and/or loss given default and/or probability of loss of the credit facility.
     The internal risk ratings standardize the quantification of risk across portfolios. They are also used in monitoring the portfolios and are key inputs used in our risk-based models for the attribution of the credit risk component of economic capital. The risk ratings also affect the level of seniority of approval required.
     The approval process is highly centralized, with all significant credit requests submitted to a credit risk management unit of the TRM that is independent of the origination businesses. Approval authorities are well-defined and are a function of the risk rating and amount of credit requested. In certain cases, credit requests must be referred to the RMC for approval.
     Individual credit exposures are monitored on an ongoing basis with a full risk assessment documented not less than annually. Higher-risk accounts are subject to closer monitoring and are reviewed not less than quarterly. In addition, a specialized loan workout group handles the day-to-day management of the highest risk loans to minimize loss.
     We diversify the business and government loan portfolio by monitoring exposures against concentration limits established for individual borrowers or groups of related borrowers, industry sectors, geographic regions and selected products and/or types of lending.
     Business and government loans (including acceptances) constitute 23.8% (2005: 24.3%) of our total net loan portfolio. We manage our exposure to any single name/group of related borrowers’ concentrations by adhering to strict underwriting standards, loan sales and hedging activities.
     The portfolio is diversified by industry, with the largest industry group, non-residential mortgages, constituting 18.9% (2005: 18.8%) of total business and government loans (including acceptances).
     Geographically, 89.3% (2005: 90.8%) of the business and government loan portfolio is in North America, with the remaining balance predominantly in Europe and Asia Pacific. Country risk is the risk of doing business in or with the country and reflects economic, political, social, institutional and other risks. Country risk ratings assigned to individual countries are reviewed annually. We actively

(1)	For additional information, see the “Non-GAAP Measures” section.

54	CIBC Annual Accountability Report 2006

Management’s Discussion and Analysis
manage country risk through limits on exposures to individual countries outside of North America. These limits establish the maximum amount of acceptable country risk including its subcomponents, such as bank deposits and trade finance.
     The majority of our credit risk exposure relates to the loan and acceptances portfolio. However, we also engage in activities that expose us to off-balance sheet credit risk. These include credit-related arrangements and derivative instruments, as explained in Notes 20, 22 and 23 to the consolidated financial statements. We manage these exposures through the credit risk management framework, as described above.
Business and government loans (including acceptances) by industry group(1)

(1)	Industry classifications provided have been summarized. For further details, see the “Supplementary Annual Financial Information.”
     The largest sector concentrations hedged through these programs were oil and gas $1.9 billion (2005: $2.1 billion) in the resource-based industries group, financial intermediaries $972 million (2005: $1.3 billion) and manufacturing-capital goods $490 million (2005: $451 million). The notional amount of credit protection purchased against our business and government credit commitments as at October 31, 2006 was $5.7 billion (2005: $6.2 billion).
Counterparty credit exposure
We have counterparty credit exposure that arises from our interest rate, foreign exchange, equity, commodity and credit derivatives trading, hedging and portfolio management activities. We measure and manage the credit exposure on our derivative contracts, taking into account both the current mark-to-market value of each contract, as well as a prudent estimate of potential future exposure for each transaction. This is based upon statistically driven simulation approaches and takes into account any legally enforceable risk-mitigating arrangements for each obligor, such as netting and margin. Under such an agreement, we obtain collateral from, and/or pledge collateral to, our counterparties, consisting primarily of cash or marketable securities that are revalued on a regular basis.
Credit derivatives
We are active in the credit derivatives market, both as a market maker facilitating the credit hedging needs of our clients and as a principal when managing our own credit portfolios. We are an active user of credit derivatives to reduce credit risk as part of managing our overall credit portfolio. Credit derivatives are used to mitigate industry sector concentrations and single-name exposure, or as part of portfolio diversification techniques.
     Our derivative credit exposure represents a variety of product types. Investment grade counterparties account for 91.4% (2005: 92.5%) of our derivative credit exposure. We actively measure and monitor our credit exposure arising from our derivative activities.
Impaired loans
While we impose a disciplined approach to risk by continuously monitoring all credit exposures, we aggressively manage all impaired accounts.
     During the year, $1.4 billion of loans were newly classified as impaired, down $289 million from 2005. Overall, new Canadian classifications decreased by $268 million, and new foreign classifications decreased by $21 million.
     Reductions in gross impaired loans through remediation, repayment or sale were $866 million, up $5 million from 2005. The increase included $79 million related to consumer loans, partially offset by a $74 million decrease in business and government loans. For the year, write-offs totalled $866 million, down $135 million from the prior year. Business and government loan write-offs accounted for $76 million of this decrease, while consumer loan write-offs decreased by $59 million.

CIBC Annual Accountability Report 2006	55

Management’s Discussion and Analysis
   Changes in Net Impaired Loans(1)

	Business			Business			Business
	and			and			and
$ millions, as at or for	government	Consumer	2006	government	Consumer	2005	government	Consumer	2004
the year ended October 31	loans	loans (2)	Total	loans	loans (2)	Total	loans	loans (2)	Total

Gross impaired loans
Balance at beginning of year	$516	$433	$949	$723	$386	$1,109	$975	$401	$1,376
New additions	261	1,152	1,413	476	1,226	1,702	717	1,224	1,941
Returned to performing status, repaid or sold	(354)	(512)	(866)	(428)	(433)	(861)	(763)	(485)	(1,248)

Gross impaired loans prior to write-offs	423	1,073	1,496	771	1,179	1,950	929	1,140	2,069
Write-offs	(179)	(687)	(866)	(255)	(746)	(1,001)	(206)	(754)	(960)

Balance at end of year	$244	$386	$630	$516	$433	$949	$723	$386	$1,109

Specific allowance
Balance at beginning of year	$280	$381	$661	$414	$387	$801	$437	$418	$855
Write-offs	(179)	(687)	(866)	(255)	(746)	(1,001)	(206)	(754)	(960)
Provisions	27	585	612	88	668	756	86	617	703
Recoveries	50	68	118	41	83	124	109	106	215
Transfer from general allowance(3)	—	11	11	—	—	—	—	—	—
Foreign exchange and other adjustments	1	5	6	(8)	(11)	(19)	(12)	—	(12)

Balance at end of year(4)	$179	$363	$542	$280	$381	$661	$414	$387	$801

Net impaired loans
Balance at beginning of year	$236	$52	$288	$309	$(1)	$308	$538	$(17)	$521
Net change in gross impaired	(272)	(47)	(319)	(207)	47	(160)	(252)	(15)	(267)
Net change in allowance	101	18	119	134	6	140	23	31	54

Balance at end of year(4)	$65	$23	$88	$236	$52	$288	$309	$(1)	$308

Gross impaired loans less specific allowance as a percentage of related assets(5)			0.05%			0.17%			0.19%

(1)	Impaired loans include loan substitute securities of nil (2005: nil; 2004: $1 million) and allowances for credit losses of nil (2005: nil; 2004: $1 million) relating to loan substitute securities.
(2)	Specific allowances for large numbers of homogenous balances of relatively small amounts are established by reference to historical ratios of write-offs to balances in arrears and to balances outstanding; this may result in negative net impaired loans.
(3)	Related to student loan portfolio.
(4)	Balance excludes allowances on letters of credit totalling $2 million (2005: $2 million; 2004: $2 million).
(5)	The related assets include loans, securities borrowed or purchased under resale agreements and acceptances.
Allowance for credit losses
The total allowance for credit losses consists of specific and general allowance components carried on the balance sheet.
     For a discussion on the methodologies used in establishing our allowance for credit losses, see the “Critical Accounting Policies and Estimates” section. For details of the allowance for credit losses, see Note 4 to the consolidated financial statements and “Supplementary Annual Financial Information.”
     Total allowance for credit losses was $1,444 million, down $194 million or 12% from October 31, 2005.
     Specific allowance for credit losses was $544 million, down $119 million from October 31, 2005. The change was the result of a decrease of $101 million in respect of the business and government loan portfolio and a decrease of $18 million in the consumer loan portfolio.
     General allowance was $900 million, down $75 million or 8% from October 31, 2005, primarily due to the reversal of $64 million and a transfer of $11 million to the student loan portfolio.
     Management believes the total allowance for credit losses as at October 31, 2006 was appropriate in light of the composition of the credit portfolio, as well as continued positive economic performance in our major lending markets.
     Future additions to, reductions of or drawdowns from the allowance will be influenced by the continuing evaluation of risks in the loan portfolio and changing economic conditions.
Provision for (recovery of) credit losses
Provision for credit losses is the amount charged to income that increases the total allowance for credit losses to a level that management considers appropriate to cover all probable credit-related losses existing in the portfolio, giving due regard to existing economic conditions and credit protection purchased.
     The following table provides a summary of the provision for (recovery of) credit losses by counterparty and geographic distribution.
     For details on the movement of provision for credit losses, see “Review of Consolidated Statement of Operations” section.

56	CIBC Annual Accountability Report 2006

Management’s Discussion and Analysis
   Provision for (Recovery of) Credit Losses

$ millions, for the year ended October 31	2006	2005	2004

Canada
Residential mortgages	$6	$7	$2
Student	—	—	(37)
Personal	341	378	265
Credit card	238	282	370

Total consumer loans	585	667	600

Non-residential mortgages	(2)	(2)	(4)
Financial institutions	(3)	3	3
Service and retail industries	56	50	45
Manufacturing, consumer and capital goods	9	41	31
Real estate and construction	11	5	(11)
Agriculture	(16)	18	63
Resource-based industries	2	(3)	(2)
Telecommunications, media and technology	10	6	5
Transportation	3	2	—
Utilities	—	—	(1)
Other	4	2	2

Total business and government loans	74	122	131

	659	789	731

United States
Total consumer loans	—	1	17
Financial institutions	—	(1)	(1)
Service and retail industries	(17)	(4)	(5)
Manufacturing, consumer and capital goods	(3)	(1)	(16)
Real estate and construction	—	—	(5)
Resource-based industries	(24)	(13)	(29)
Telecommunications, media and technology	(1)	(1)	(26)
Transportation	—	—	2

	(45)	(19)	(63)

Other countries
Financial institutions	(4)	(3)	54
Service and retail industries	3	(3)	(7)
Real estate and construction	(1)	—	(3)
Agriculture	—	(1)	—
Resource-based industries	—	—	(9)
Telecommunications, media and technology	—	(6)	1
Utilities	—	(1)	(1)

	(2)	(14)	35

Credit losses charged to income
Specific provision	612	756	703
General provision	(64)	(50)	(75)

Total credit losses charged to the consolidated statement of operations	$548	$706	$628

As a percentage of total net loans and acceptances	0.36%	0.48%	0.44%

CIBC Annual Accountability Report 2006	57

Management’s Discussion and Analysis
Management of Market Risk
Market risk arises from positions in securities and derivatives held in our trading portfolios, and from our retail banking business, investment portfolios and other non-trading activities. Market risk is defined as the potential for financial loss from adverse changes in underlying market factors, including interest and foreign exchange rates, credit spreads, and equity and commodity prices.
Governance
Market risk is managed through an integrated internal control framework, overseen by the CRC. Each business has a dedicated market risk manager, supplemented by regional risk managers located in all of our major trading centres, facilitating comprehensive risk coverage.
     We generate daily risk and limit-monitoring reports, based on the previous day’s trading. Summary market risk and limit compliance reports are produced and reviewed weekly with the Senior Executive Team (SET), and quarterly with the RMC.
Policies, procedures and standards
We have comprehensive policies for market risk management related to identification and measurement of the various types of market risk, and to the establishment of limits within which we manage our overall exposures. The policies explicitly state risk tolerance levels, expressed in terms of both statistically based Value-at-Risk (VaR) measures and potential worst-case stress losses.
     We use a three-tiered approach to set market risk and stress limits on the amounts of risk that we can assume in our trading and non-trading activities, as follows:
•	Tier 1 limits are our overall market risk and worst-case scenario limits.
•	Tier 2 limits are designed to control the risk profile in each business.
•	Tier 3 limits are at the desk level and designed to monitor risk concentration and the impact of book-specific stress events.
Tier 1 limits are established by the Chief Executive Officer consistent with the risk tolerance policies approved by the RMC; Tier 2 and Tier 3 limits are approved at levels of management commensurate with the risk taken.
     Policies also outline requirements for yield curve and valuation model construction, and align with accounting policies with respect to mark-to-market methodologies and the independent valuation of positions.
Measurement, monitoring and control
Market risk exposures are monitored daily against approved risk limits, and control processes are in place to ensure that only authorized activities are undertaken. We use different risk measures:
•	VaR, which enables the meaningful comparison of the risks in different businesses and asset classes; and
•	Stress testing and scenario analysis, which provide insight into portfolio behaviour under extreme circumstances.
Backtesting is used to validate the effectiveness of risk quantification through analysis of actual and theoretical profit and loss outcomes.
Value-at-Risk
Our VaR methodology is a statistically defined, probability-based approach that uses volatilities and correlations to quantify risk in dollar terms. VaR measures the potential loss from adverse market movements that can occur overnight with less than a 1% probability of occurring under normal market conditions, based on historical data and recent market experience. VaR uses numerous risk factors as inputs and is computed through the use of historical volatility of each risk factor and the associated historical correlations among them, updated on a regular basis. Aggregate VaR is determined by the combined modelling of VaR for each of interest rate, credit spread, equity, foreign exchange and commodity risks, along with the reduction due to the portfolio effect arising from the interrelationship of the different risks.
Stress testing and scenario analysis
Stress testing and scenario analysis are designed to add insight to the possible outcomes of abnormal market conditions.
     Our stress testing measures the effect on portfolio values of a wide range of extreme moves in market prices. The stress test methodology assumes that no actions are taken during the stress event to mitigate risk, reflecting the decreased liquidity that frequently accompanies market shocks.
     Our scenario analysis approach simulates the impact on earnings of extreme market events up to a period of one quarter. Scenarios are developed using actual historical market data during periods of market disruption, or are based on the hypothetical occurrence of economic events, political events and natural disasters suggested and designed by economists, business leaders and risk managers.
     Among the historical scenarios used were the 1987 equity market crash, the 1994 period of U.S. Federal Reserve tightening, the 1998 Russian-led crisis, and the market events following September 11, 2001. The hypothetical scenarios used include potential market crises originating in North America and Asia.
     Our core stress tests and scenario analyses are run daily, and further ad hoc analysis is carried out as required. Limits are placed on the maximum acceptable loss to the aggregate portfolio under any worst-case scenario and on the impact of stress testing at the detailed portfolio level and by asset class.
Backtesting
For each of our trading portfolios, and in aggregate, the backtesting process serves to confirm that actual profit and loss outcomes are consistent with the statistical assumptions of the VaR model. This process is further enhanced through the calculation of a hypothetical or static profit and loss. This represents the theoretical change in value of the prior day’s closing portfolio due to each day’s price movements, on the assumption that the contents of the portfolio remained unchanged. The comparison of the daily static profit and loss with VaR is required by OSFI.
Trading activities
We hold positions in traded financial instruments to meet client investment and risk management needs, and for proprietary trading purposes. Trading revenue (net interest income or non-interest income) is generated from these transactions. Traded instruments include debt and equity securities, as well as interest rate, foreign

58	CIBC Annual Accountability Report 2006

Management’s Discussion and Analysis
exchange, equity, commodity, and credit derivative products. Positions are recorded at fair value.
     The VaR by risk type table below shows the mix of market risks by type of risk and in aggregate. The risks are interrelated and the diversification effect reflects the reduction of risk due to portfolio effects among the trading positions. Our trading risk exposures to interest rates and credit spreads arise from activities in the global debt and derivative markets, particularly from transactions in the Canadian, U.S. and European markets. The primary instruments are government and corporate debt, and interest rate and credit derivatives. The bulk of the trading exposure to foreign exchange risk arises from transactions involving the U.S. dollar, Euro, British pound, and Japanese yen, whereas the primary risks of loss in equities are in the U.S., Canadian and European markets. Trading exposure to commodities arises primarily from transactions involving North American natural gas and oil product indices. During 2006, aggregate risk levels were generally slightly higher than in 2005, primarily due to higher levels of credit spread and interest rate risk. Limitations on significant directional exposure and active securities inventory management were major components in constraining risk.
   VaR by Risk Type — Trading Portfolio(1)

	2006						2005
$ millions, as at or for the year ended October 31	Year-end	Average	High		Low		Year-end	Average	High		Low

Interest rate risk	$6.1	$5.9	$11.0		$2.6		$3.4	$4.3	$7.4		$2.2
Credit spread risk	5.7	5.1	6.5		3.4		2.6	2.7	4.0		2.0
Equity risk	6.1	6.0	8.5		4.5		5.1	6.0	8.1		4.2
Foreign exchange risk	0.4	0.3	1.0		0.1		0.1	0.3	1.3		0.1
Commodity risk	1.2	1.7	2.8		0.8		1.1	1.3	2.9		0.8
Diversification effect(2)	(10.3)	(9.6)	n/m	(3)	n/m	(3)	(6.0)	(6.7)	n/m	(3)	n/m	(3)

Total risk	$9.2	$9.4	$12.9		$7.4		$6.3	$7.9	$9.8		$6.0

(1)	Trading portfolio is defined under CIBC policy, consistent with OSFI capital adequacy guidelines.

(2)	Aggregate VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from portfolio diversification effect.

(3)	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.
Trading revenue in 2006 was $685 million (2005: $820 million; 2004: $725 million) and trading revenue (TEB)(1) was $906 million (2005: $996 million; 2004: $863 million). The histogram below presents the frequency distribution of daily trading revenue (TEB)(1) for 2006, excluding $25 million (2005: $181 million) related to the consolidation of VIEs, which cannot be meaningfully allocated to specific days. Trading revenue (TEB)(1) was positive for 79% of the days in 2006, compared with 81% in 2005 and 90% in 2004. Trading losses did not exceed VaR for any day during the year. Average daily trading revenue (TEB)(1) was $3.4 million in 2006, compared with $3.1 million in 2005 and $3.5 million in 2004. The trading revenue (TEB)(1) and VaR backtesting graph below compares the 2006 actual daily trading revenue (TEB)(1) with the previous day’s VaR measures.
Frequency distribution of daily 2006 trading revenue (TEB)(1)

(1)	For additional information, see the “Non-GAAP Measures” section.

CIBC Annual Accountability Report 2006	59

Management’s Discussion and Analysis
Backtesting of trading revenue (TEB)(1)  vs. VaR

(1)	For additional information, see the “Non-GAAP Measures” section.
Non-trading activities
Market risks also arise from our retail banking business, investment portfolios and other non-trading activities. We offer and originate a broad array of retail products with various market risk characteristics. Changes in market conditions, customer behaviour and competitive market pressures can have an impact on the market risk exposure and retail margins earned from these products. Foreign exchange exposures arising from net earnings from, and investments in, foreign operations are also included in non-trading activities.
Interest rate risk
Non-trading interest rate risk consists primarily of risk inherent in asset liability management (ALM) activities and the activities of domestic and foreign subsidiaries. Interest rate risk results from differences in the maturities or repricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products. This optionality arises predominantly from the prepayment exposures of mortgage products, mortgage commitments and some GIC products with early redemption features. A variety of cash instruments and derivatives, principally interest rate swaps, futures and options, are used to manage and control these risks. Derivatives and bond portfolios are used to modify the interest rate characteristics of related balance sheet instruments and to hedge anticipated exposures.
     Our total non-trading interest rate risk exposure, as at October 31, 2006, is included in Note 13 to the consolidated financial statements. On- and off-balance sheet assets and liabilities are generally reported based on the earlier of their contractual repricing or maturity date; however, our disclosure includes the assumed interest rate sensitivity of certain assets and liabilities (including core deposits and credit card balances), reflecting how we manage interest rate risk. The interest rate position reported in Note 13 presents our risk exposure only at a point in time. Exposure can change depending on client preference for products and terms, including mortgage prepayment or other options exercised, and the nature of our management of the various and diverse portfolios that comprise the consolidated interest rate risk position.
     The table below shows the potential impact of an immediate 100 basis point increase and decrease in interest rates over the next 12 months, as adjusted for estimated prepayments:
Interest Rate Sensitivity
– Non Trading (After-Tax)

$ millions, as at October 31	2006	2005

100 basis points increase in interest rates
Impact on net interest income	$35	$83
Impact on shareholders’ equity(1)	203	276

100 basis points decrease in interest rates
Impact on net interest income	$(111)	$(52)
Impact on shareholders’ equity(1)	(274)	(267)

(1)	Measured on a present value basis.
Foreign exchange risk
Non-trading foreign exchange risk arises primarily from our investments in foreign operations. Structural foreign exchange risk, predominantly in U.S. dollars, is managed using derivative hedges, and by funding the investments in foreign currencies. We actively manage this risk to ensure that the potential impact to earnings is minimized and that potential impact on our capital ratios is within tolerances set by the RMC. A one per cent appreciation of the Canadian dollar would reduce our shareholders’ equity by approximately $34 million.

60	CIBC Annual Accountability Report 2006

Management’s Discussion and Analysis
Derivatives held for ALM purposes
For derivatives used for ALM purposes, hedge accounting is applied to derivative hedges that satisfy specific designation, documentation and effectiveness testing requirements. When hedge accounting is applied, we modify the timing of income recognition for the derivative hedges to match the earnings recognition for the hedged item. Derivative hedges that do not qualify for hedge accounting treatment are referred to as economic hedges and are recorded at fair value on the consolidated balance sheet with changes in fair value recognized in the consolidated statement of operations. Economic hedges introduce accounting income volatility because the hedged items are recorded on a cost or amortized cost basis while the derivative hedges are carried at fair value. For economic hedges of foreign currency exposures, the impact of timing differences is reflected within non-interest income — foreign exchange other than trading. For other economic hedges, including hedges of interest rate and credit risk, changes in the fair value of derivative hedges are reported through other non-interest income, whereas income from the hedged items is reported through net interest income. The asymmetry in accounting treatment, between the derivative hedges and the hedged items, causes income volatility that is not representative of the true changes in overall risk exposures. See Notes 1, 20 and 21 to the consolidated financial statements for more details on the accounting treatment, impact and application of derivative hedges.
Investment portfolio
Non-trading equity risk arises primarily in our merchant banking activities. Merchant banking investments are subject to oversight by the CRC. We have $1.4 billion (2005: $1.4 billion) in the merchant banking portfolios as set out in the following table:
Merchant Banking Portfolios

$ millions, as at October 31	Carrying value	Fair value

2006 Investment securities	$475	$685
Trading securities(1)	21	21
Other assets(2)	856	1,210

	$1,352	$1,916

2005 Investment securities	$467	$595
Trading securities(1)	110	110
Other assets(2)	806	1,037

	$1,383	$1,742

(1)	Represents investment net of non-controlling interests in VIEs.

(2)	Includes investments in limited partnerships, equity-accounted investments and derivative instruments market valuation.
Non-exchange traded commodity derivatives
In the normal course of business, we trade non-exchange traded commodity derivative contracts. We control and manage our non-exchange traded commodity derivatives risk through the VaR and stress testing methodologies described above. We use modelling techniques or other valuation methodologies to determine the fair value of these contracts. The following table indicates the fair value based upon maturity of non-exchange traded commodity contracts:

$ millions, as at October 31, 2006	Positive	Negative	Net

Maturity less than 1 year	$462	$(559)	$(97)
Maturity 1-3 years	897	(810)	87
Maturity 4-5 years	64	(82)	(18)
Maturity in excess of 5 years	69	(19)	50

Fair value of contracts	$1,492	$(1,470)	$22

Management of Operational Risk
Operational risk is the loss resulting from inadequate or failed internal processes, systems, or from human error or external events.
Governance
Under our integrated internal control framework, businesses have responsibility for the day-to-day management of operational risk. TRM is responsible for measuring, monitoring and managing operational risk on an enterprise-wide basis and also for ensuring that businesses are managing operational risk in compliance with policies, procedures and standards that are affirmed by the CRC and the RMC annually.
     The Governance and Control Committee (GCC) directs the management of operational risk and oversees the effectiveness of our internal control framework within the parameters and strategic objectives established by the SET. The SET is accountable to the Board and its Audit Committee and the RMC for maintaining a strong internal control environment.
     The management of reputation and legal risk is overseen by the Financial Transactions Oversight Committee.
     Our infrastructure and governance groups support the businesses in this regard by maintaining comprehensive risk and control self-assessment processes that encompass measuring, monitoring and managing the effectiveness of controls. The results of these self-assessments are reported to the Audit Committee, the RMC, the SET and the GCC. Our independent Internal Audit function also plays an important role in the governance process by regularly reporting to the Audit Committee, the SET and the GCC on the effectiveness of, and adherence to, internal control policies, procedures and standards.
Policies, procedures and standards
We have a comprehensive set of policies, procedures and standards that are designed to measure, monitor and control operational risk associated with people, processes and systems, and to promote a sound internal control structure. Operational risks driven by people and processes are mitigated through human resources policies and practices, and operational procedural controls, respectively. Operational risks driven by systems are managed through controls over technology development and change management.
     While operational risk can be minimized through a sound internal control structure, it can never be fully eliminated. The risk of catastrophic loss is addressed through risk avoidance and control programs that reduce the probability or potential severity of such losses to acceptable levels. We maintain a comprehensive corporate insurance program to protect our earnings from potential high-severity

CIBC Annual Accountability Report 2006	61

Management’s Discussion and Analysis
losses arising from certain criminal activity, property loss or damage, and liability exposures. We evaluate each type of coverage on the basis of a cost-benefit analysis. We also have a global business continuity plan in place to ensure that our key business functions will continue and normal operations will be restored effectively and efficiently in the event of a major disaster affecting our operations. The business continuity plan is regularly updated and tested.
     We have in place a corporate environmental management program to ensure responsible conduct towards the environment in all activities, and to safeguard the interests of the organization and its stakeholders from all forms of environmental risk.
Regulatory risk
Regulatory risk is the risk of non-compliance with regulatory requirements. Non-compliance with these requirements may lead to regulatory sanctions and harm to our reputation.
     Our regulatory compliance philosophy is to manage regulatory risk through the promotion of a strong compliance culture, and the integration of sound controls within the business and infrastructure groups. The foundation of this approach is a comprehensive legislative compliance management (LCM) framework. The LCM framework maps regulatory requirements to internal policies, procedures and controls that govern regulatory compliance.
     Our Compliance Department is responsible for the development and maintenance of a comprehensive regulatory compliance program, including oversight of the LCM framework. The department is independent of business management, has the authority to communicate directly to the Audit Committee, and reports regularly to that committee.
     Primary responsibility for compliance with all applicable regulatory requirements rests with senior management of the business and infrastructure groups, and extends to all employees. The Compliance Department’s activities support those groups, with particular emphasis on those regulatory requirements that govern the relationship between CIBC and its clients and those requirements that help protect the integrity of the capital markets. Specific activities that assist the business and infrastructure groups include communication of regulatory requirements, advice, training, testing and monitoring, and reporting and escalation of control deficiencies and regulatory risks.
Measurement, monitoring and control
We have developed and continue to enhance our operational risk measurement methodology with the objective of receiving regulatory approval to calculate operational risk capital using the Advanced Measurement Approach in respect of the Bank for International Settlements (BIS) Capital Accord proposals, effective November 1, 2007. The methodology is currently utilized to calculate economic capital for the management of our operational risk.
     This measurement methodology uses historical loss information (both internal and external), where available, supplemented by scenario analyses, to produce loss event frequencies and severities. These loss event frequencies and severities (combined to obtain expected losses) are used to determine the operational risk component of economic capital that is attributed to all of our businesses, infrastructure and governance groups. In addition to the factors described above, the operational risk capital incorporates adjustments to reflect changes to the business environment and internal control systems. In line with BIS proposals, our operational risk measurement methodology attributes operational risk capital to expected and unexpected losses arising from the following loss event types:
•	Legal liability (with respect to third parties, clients and employees)

•	Client restitution

•	Regulatory compliance and taxation violations

•	Loss or damage to assets

•	Transaction processing errors

•	Theft, fraud and unauthorized activities.
Management of Liquidity Risk
Liquidity risk arises from our general funding activities and in the course of managing our assets and liabilities. It is the risk of having insufficient cash resources to meet current financial obligations without raising funds at unfavourable rates or selling assets on a forced basis.
     Our liquidity risk management strategies seek to maintain sufficient liquid financial resources to continually fund our balance sheet under both normal and stressed market environments.
Governance
In its oversight capacity, the Board establishes the liquidity risk framework that recognizes the credit-sensitive nature of our business activities and the importance of depositor confidence. The established management framework consists of policies, limits and independent monitoring structures governing major regional funding centres and operating subsidiaries in North America, Europe and Asia.
     As we operate in a variety of jurisdictions and through various subsidiaries, the liquidity management governance framework is designed to ensure compliance with applicable regulatory restrictions and to ensure appropriate liquidity in each region and subsidiary.
Policies, procedures and standards
Policies, procedures and standards define our liquidity risk management requirements. Liquidity policies and standards are reviewed and approved annually by the RMC.
     Our policies require maintenance of sufficient unencumbered liquid assets or unused funding capacity, to meet our anticipated funding needs (as measured by a selected benchmark stress scenario) for a minimum period of time as determined by the RMC. Guidelines are set to ensure adequate diversification of funds and manage individual depositor concentration. The RMC is informed of current and prospective liquidity conditions, ongoing monitoring measures and the implementation of enhanced measurement tools.

62	CIBC Annual Accountability Report 2006

Management’s Discussion and Analysis
Measurement, monitoring and control

Our measurement standards reflect estimates and judgment pertaining to the behaviour of clients under certain market conditions.
     Our measurement systems provide daily monitoring of both actual and anticipated inflows and outflows of funds generated from on- and off-balance sheet exposures. These systems generate detailed liquidity reports which are subject to independent monitoring and review.
     We maintain and periodically update a liquidity contingency plan for responding to stress events. Stress event impacts are measured through scenario analyses, designed to measure the potential impact of abnormal market conditions on the liquidity risk profile. Current on- and off-balance sheet positions are modelled to determine potential cash flows under various stress scenarios.
     Management may alter the mix and/or maturity of assets and liabilities to adjust the necessary level of liquidity to be maintained for a specific minimum period of time.
Term funding sources and strategies

We manage liquidity to meet both short- and long-term cash requirements. Management limits reliance on the use of short-term wholesale funding to prudent levels.
     We obtain funding through both wholesale and retail sources. Access to wholesale funding sources, and the cost of that funding, are dependent on various factors, including credit ratings. Our Deposits and Senior Debt ratings have remained unchanged throughout fiscal 2006 with the exception of an upgrade from A (high) to AA (low) by Dominion Bond Rating Service.
     Strategies for managing liquidity risk include maintaining diversified sources of wholesale term funding, asset securitization initiatives, capital and subordinated debt issuance, and maintenance of segregated pools of high-quality liquid assets that can be sold or pledged as security to provide a ready source of cash. Collectively, these strategies result in lower short-term wholesale funding needs.
     We have historically securitized various financial assets, including credit card receivables and residential mortgages. For further discussion of our off-balance sheet arrangements and contractual obligations affecting liquidity and funding, see the “Off-Balance Sheet Arrangements and Contractual Obligations” section.
     Consistent with our liquidity risk mitigation strategies, we continue to source term funding in the wholesale markets from a variety of clients and geographic locations, borrowing across a range of maturities using a mix of funding instruments. We use derivative instruments in the management of liquidity risk and funding to help achieve our desired interest rate risk profile.
     Core personal deposits remain a prime source of dependable retail funding. As at October 31, 2006, Canadian dollar deposits from individuals totalled $77.4 billion (2005: $71.6 billion).
     Balance sheet liquid assets are summarized in the following table:
     Liquid Assets

$ billions, as at October 31	2006	2005

Cash	$0.9	$0.9
Deposits with banks	10.9	11.0
Securities(1)	66.8	54.6
Securities borrowed or purchased under resale agreements	25.4	18.5

Total	$104.0	$85.0

(1)	Includes investment securities with residual term to contractual maturity within one year and trading securities.
In the course of our regular business activities, certain assets are pledged as part of collateral management, including those necessary for day-to-day clearing and settlement of payments and securities. Pledged assets as at October 31, 2006 totalled $25.5 billion (2005: $15.2 billion). An enterprise-wide pledging policy has been implemented and includes consolidated aggregate net maximum pledge limits for financial and non-financial assets.
     We consider our liquidity profile to be sound and there are no known trends, demands, commitments, events or uncertainties that are likely to materially change our current liquidity position.
Restrictions on flow of funds

We have certain subsidiaries that have separate regulatory capital, liquidity and funding requirements, as set by banking and securities regulators. Requirements of these entities are subject to regulatory change and can fluctuate depending on activity.
     Liquidity of our major subsidiaries is continually evaluated, factoring in local regulatory restrictions, and operational, tax, economic and other business impediments relating to the movement of funds between subsidiaries and the domestically regulated parent bank. This enables us to manage and minimize the existence of pockets of “trapped liquidity.”
     We monitor and manage our capital and liquidity requirements across these entities to ensure that capital is used efficiently and that each entity is in continuous compliance with local regulations.

CIBC Annual Accountability Report 2006	63

Management’s Discussion and Analysis
Management of Capital Resources
Our capital strength protects our depositors and creditors from risks inherent in our business, allows us to absorb unexpected losses and enables us to take advantage of attractive business opportunities. It also enables us to maintain a favourable credit standing, facilitating the raising of capital and funding on attractive terms.
Governance

We manage capital in accordance with policies established by the Board and a Board-approved annual capital plan. The capital plan is updated and amended over the course of the year, as necessary, and senior management reports regularly to the Board regarding adequacy of capital.
Policies, procedures and standards

Our objective is to employ a strong and efficient capital base. There are three principal capital policies relating to consolidated capital: (a) capital strength, (b) capital mix, and (c) dividends and return of capital. In addition, we have a policy relating to the unconsolidated capital adequacy of regulated entities. Each policy has associated guidelines, which are monitored continuously for compliance.
     The capital plan sets targets encompassing maturities, possible redemptions and new issuance, as well as known corporate initiatives and business growth, and plans for surplus capital. Actual capital adequacy is monitored continuously against the plan, and the plan is reviewed and updated throughout the year.
Capital management activities
Consistent with our policies and guidelines, we continually rebalance our capital by redeeming and refinancing preferred shares and debentures (subordinated indebtedness) and buying back common share capital that is considered in excess of our needs. Overall, the mix of capital components, apart from retained earnings, has normally not been materially different from year to year. In 2005, our retained earnings declined by $2.1 billion as a result of our Enron-related litigation provision. Our capital increased as retained earnings increased by $1.6 billion in 2006.
     The following were the main capital initiatives undertaken:
Issuance
•	Common shares: Pursuant to stock option plans, 2.3 million new common shares were issued for a total consideration of $112 million for the year ended October 31, 2006.

•	Preferred shares: Subsequent to the year-end, on November 15, 2006, we issued 18 million Non-cumulative Class A Series 31 Preferred Shares with a par value of $25.00 each for an aggregate amount of $450 million.

•	Subordinated indebtedness: On March 28, 2006, we issued $1.3 billion principal amount of 4.55% subordinated indebtedness due March 28, 2016.
Redemptions/maturities
•	Preferred shares: Subsequent to the year-end, on November 3, 2006, we announced our intention to redeem on January 31, 2007, all 16 million outstanding Non-cumulative Class A Series 24 Preferred Shares at a price of $26.00 per share for an aggregate consideration of $416 million.

•	Subordinated indebtedness: We redeemed the following debentures (subordinated indebtedness) in accordance with their terms plus accrued interest to the redemption date:
—	On January 31, 2006, we redeemed our $250 million 7.40% Debentures (subordinated indebtedness) due January 31, 2011;

—	On April 25, 2006, we redeemed our $250 million 8.15% Debentures (subordinated indebtedness) due April 25, 2011; and

—	On October 23, 2006, we redeemed our $250 million 7.00% Debentures (subordinated indebtedness) due October 23, 2011.
Dividends

Common and preferred share dividends are declared quarterly at the discretion of the Board. From the end of 2005, we increased our quarterly common share dividend from $0.68 per share to $0.70 per share. The declaration and payment of dividends is also governed by Section 79 of the Bank Act (Canada), as explained in Note 12 to the consolidated financial statements.
Measurement, monitoring and control

Regulatory capital

Regulatory capital requirements are determined in accordance with guidelines issued by OSFI. Total regulatory capital is the sum of Tier 1 and Tier 2 capital less certain deductions.
     The components of our regulatory capital are shown in the following table. Tier 1 capital increased by $2.0 billion during 2006, primarily due to internal capital generation. In addition, the increase in our retained earnings allowed us to bring $509 million of preferred share capital into Tier 1 capital, which had formerly been included in Tier 2 capital due to OSFI’s 25% ceiling for inclusion of preferred shares in Tier 1 (see footnote 3 in the following table). Overall Tier 2 capital decreased slightly from 2005. Subordinated indebtedness increased by $493 million. Preferred shares included in Tier 2 capital decreased by $509 million. These preferred shares have now been transferred into Tier 1 capital as noted above. In addition, during the year, we reduced our general allowance for credit losses by $75 million, which had previously been included in Tier 2 capital. Including the effect of prescribed adjustments to regulatory capital, our total regulatory capital increased by $1.8 billion during 2006.

64	CIBC Annual Accountability Report 2006

Management’s Discussion and Analysis
     Regulatory Capital

$ millions, as at October 31	2006	2005	2004

Tier 1 capital
Common shares(1)	$3,039	$2,935	$2,929
Contributed surplus	70	58	59
Foreign currency translation adjustments	(442)	(327)	(376)
Retained earnings	7,268	5,667	7,745
Non-cumulative preferred shares(2)	2,981	2,472	2,826
Certain non-controlling interests in subsidiaries	1	27	39
Goodwill	(982)	(946)	(1,055)

	11,935	9,886	12,167

Tier 2 capital
Perpetual debentures	338	377	428
Preferred shares — other(3)	—	509	—
Other debentures (net of amortization)	5,257	4,725	3,435
General allowance for credit losses(4)	900	975	1,015

	6,495	6,586	4,878

Total Tier 1 and Tier 2 capital	18,430	16,472	17,045
Securitization-related deductions	(124)	(45)	(308)
Investments in unconsolidated subsidiaries and other substantial investments	(1,723)	(1,656)	(1,852)

Total capital available for regulatory purposes	$16,583	$14,771	$14,885

(1)	Does not include net short trading positions of $6 million (2005: $17 million; 2004: $40 million) in CIBC common shares.

(2)	Includes non-cumulative preferred shares totalling $600 million (2005: $600 million; 2004: $1,043 million) that are redeemable by the holders and as such, are shown as preferred share liabilities on the consolidated balance sheet.

(3)	Represents the amount of non-cumulative preferred shares not included in Tier 1 capital. OSFI limits the amount of non-cumulative preferred shares that can be included in Tier 1 capital to 25% of Tier 1 capital; any excess can be included in Tier 2 capital.

(4)	The amount of general allowance for credit losses eligible for inclusion in Tier 2 capital is the lesser of the total general allowance or 0.875% of risk-weighted assets.
Risk-weighted assets

Risk-weighted assets arising from credit risk are calculated by applying the weighting factors specified in OSFI guidelines to on-balance sheet assets and off-balance sheet instruments. Risk-weighted assets reflecting market risk in the trading portfolio are calculated based on our VaR models approved by OSFI.
Risk-weighted Assets

	2006	Risk-weighted amounts
$ millions, as at October 31	Amount	2006	2005	2004

On-balance sheet assets
Cash and deposits with banks	$11,853	$884	$788	$1,111
Securities issued or guaranteed by Canada, provinces, municipalities, OECD banks and governments	41,101	125	154	176
Other securities	42,397	1,867	3,059	2,594
Securities borrowed or purchased under resale agreements	25,432	564	551	850
Loans to or guaranteed by Canada, provinces, territories, municipalities, OECD banks and governments	3,405	354	244	199
Mortgage loans	88,152	25,413	27,939	28,430
Other loans	54,068	52,923	54,070	56,534
Acceptances	6,291	5,451	4,422	4,010
Other assets	31,285	7,202	6,886	6,649

Total on-balance sheet assets	303,984	94,783	98,113	100,553

Off-balance sheet instruments
Credit-related arrangements
Lines of credit	56,000	7,305	6,828	3,780
Guarantees and letters of credit	6,368	2,785	2,973	3,128
Securities lending(1)(2)	61,593	220	141	234
Other	374	346	411	541

	124,335	10,656	10,353	7,683
Derivatives	1,307,950	5,130	4,320	3,665

Total off-balance sheet instruments	1,432,285	15,786	14,673	11,348

Total risk-weighted assets before adjustments for market risk		110,569	112,786	111,901
Add: market risk for trading activity		4,211	3,491	4,049

Total risk-weighted assets		$114,780	$116,277	$115,950

(1)	Includes the full contract amount of custodial client securities totalling $44.6 billion (2005: $30.3 billion) lent by CIBC Mellon Global Securities Services, which is a 50/50 joint venture between CIBC and Mellon Financial Corporation.

(2)	Securities lending of $5.4 billion (2005: $2.5 billion) for cash is excluded from the table above because it is reported on the consolidated balance sheet as obligations related to securities lent or sold under repurchase agreements.

CIBC Annual Accountability Report 2006	65

Management’s Discussion and Analysis
Regulatory capital ratios

Our ratios are well in excess of OSFI’s minimum standards for Tier 1 and total capital ratios of 7% and 10%, respectively. The capital ratio targets presented in “Our Balanced Scorecard” section (see page 6 of this Annual Accountability Report) were established in accordance with our capital policies.
     Capital Ratios and Assets-to-Capital Multiple

As at October 31	2006		2005		2004

Tier 1 capital	10.4%		8.5%		10.5%
Total capital	14.5%		12.7%		12.8%
Assets-to-capital multiple	18.0	x	18.4	x	17.9	x

Future developments

The Canadian Institute of Chartered Accountants (CICA) has introduced several changes in accounting principles in the areas of financial instruments, which will be effective from November 1, 2006 (as described in “Future Accounting Policy Changes” section). These changes are not likely to have a material impact on our capital ratios.
Basel II Capital Accord

Bank regulators, under the auspices of the Basel Committee on Banking Supervision, have introduced new rules for the calculation of regulatory capital that are designed to enhance risk measurement and sensitivity to on- and off-balance sheet activities. Regulatory capital will, for the first time, include a charge for operational risk. In addition, the new rules will permit wider discretion by bank regulators to increase or decrease capital requirements in line with the circumstances of individual banks. The new rules will require greater transparency of risk management information intrinsic to underlying risks and capital adequacy. The domestic implementation framework and timetable have been established by OSFI. This timetable requires banks to be in compliance with, and operate under, the new framework from November 1, 2007. In this regard, we are making appropriate enhancements to risk management and financial information systems and operations.
Outstanding Share Data

				Conversion for common shares
	Shares outstanding				Shareholders’
As at November 30, 2006	No. of shares	$ millions		CIBC’s conversion date	conversion date

Class A Preferred Shares
Classified as liabilities
Series 19	8,000,000	$200		April 30, 2008	April 30, 2013
Series 23	16,000,000	400		October 31, 2007	July 31, 2011

Total		$600

Classified as equity
Series 18	12,000,000	$300		not convertible	not convertible
Series 24	16,000,000	400		January 31, 2007	not convertible
Series 25	16,000,000	400		July 31, 2007	not convertible
Series 26	10,000,000	250		April 30, 2008	not convertible
Series 27	12,000,000	300		October 31, 2008	not convertible
Series 28(1)	3,058	—	(2)	not convertible	not convertible
Series 29	13,232,342	331		May 1, 2010	not convertible
Series 30	16,000,000	400		not convertible	not convertible
Series 31	18,000,000	450		not convertible	not convertible

Total		$2,831

Common shares(3)	336,289,724	$3,065

Stock options outstanding	8,620,142

(1)	On November 25, 2005, we announced our offer to repurchase for cancellation all outstanding Class A Series 28 Preferred Shares at a price of $10.00 per share. The offer will expire on the earlier of June 17, 2009 or the date the offer is withdrawn by CIBC. During the year, we repurchased 14,600 shares under this offer.

(2)	Due to rounding.

(3)	Net of treasury shares: 266,191, $17 million.
Certain series of Class A Preferred Shares provide CIBC, or CIBC and the shareholders, with the right to convert the shares to CIBC common shares on or after a specified conversion date. Each share is convertible into a number of common shares determined by dividing the then applicable cash redemption price by 95% of the average common share price (as defined in the short form prospectus or prospectus supplement), subject to a minimum price of $2.00 per share. Where shareholders exercise their conversion right, we have the right, subject to OSFI’s consent, to elect to redeem for cash any shares tendered for conversion or to arrange for their cash sale to another purchaser.

66	CIBC Annual Accountability Report 2006

Management’s Discussion and Analysis
Off-balance Sheet Arrangements and Contractual Obligations
    Off-balance Sheet Arrangements
We enter into several types of off-balance sheet arrangements in the normal course of our business. These off-balance sheet arrangements include VIEs, derivatives, credit-related arrangements and guarantees.
Variable interest entities
VIEs are often used for securitizing our own assets or third-party assets. VIEs are an important part of the financial markets, providing market liquidity by facilitating investors’ access to specific portfolios of assets and risks. VIEs may be formed as corporations, partnerships, limited liability companies or trusts. In a securitization, an entity transfers assets to a VIE in exchange for cash. A VIE may also buy certain predefined assets for cash in the marketplace (where the seller may at times be CIBC). The VIE will fund these purchases by issuing ownership interests and debt securities in the form of commercial paper and other evidence of indebtedness to third-party investors. VIEs can be structured to be bankruptcy remote, thereby insulating investors from the impact of the creditors of other entities, including the asset seller. Investors can benefit from, and may have recourse to, the VIE assets, such as a cash collateral account and over-collateralization in the form of excess assets, a liquidity facility or a guarantee or credit enhancement facility. Accordingly, the VIE may obtain a more favourable credit rating from rating agencies than the transferor could obtain for its own debt issuance, resulting in lower financing costs.
Securitization of our own assets
Securitization of our own assets provides us with an additional source of liquidity. It may also reduce our risk exposure and provide regulatory capital relief. Securitizations are accounted for as asset sales only when we surrender control of the transferred assets and receive consideration other than beneficial interests in the transferred assets. Accounting standards require a determination to be made as to whether the VIE that purchases these assets should be consolidated into our financial statements. We record the transaction as a sale of assets when the recognition criteria are met and we are not considered the primary beneficiary of the VIE. When such asset sales occur, we may retain residual components of the securitized assets, such as interest-only strips, one or more senior or subordinated tranches of debt and cash reserve accounts, all of which are considered retained interests in the securitized assets. We periodically review the carrying value of retained interest for impairment, and when a decline in value is identified that is other-than-temporary, the affected carrying amount is written down to its fair value. We continue to service all securitized assets after transfer.
    Asset Securitizations

$ millions, as at or for	Residential	Commercial	Credit
the year ended October 31	mortgages	mortgages	card

2006 Outstanding securitized assets(1)	$19,896	$375	$4,469
Retained interests	236	—	336
Securitization revenue(2)	100	7	408

2005 Outstanding securitized assets	$17,469	$—	$4,088
Retained interests	264	—	309
Securitization revenue(2)	98	2	262

(1)	Residential mortgages include $1,158 million of uninsured fixed-rate mortgages securitized to a Qualifying Special Purpose Entity (QSPE).

(2)	Includes gain on sale of securitized assets of $35 million (2005: $50 million).
See Note 5 to the consolidated financial statements for details on securitization transactions.
Credit card receivables
Credit card receivables are securitized through trusts which are established to purchase the receivables with the proceeds of securities issued by the trust. We sell receivables to the trusts on a non-recourse basis. We are one of several underwriters that distribute securities issued by the trusts. We continue to maintain the credit card client account relationships and provide servicing for receivables sold to the trusts. Our credit card securitizations are revolving securitizations, with new credit card receivables sold to the trusts each period to replenish receivable amounts as clients repay their balances. These trusts meet the criteria for a QSPE pursuant to the CICA Accounting Guideline (AcG) 12, “Transfers of Receivables,” and, accordingly, we do not consolidate these trusts.
     We retain some risk of loss with respect to the receivables held by the trusts to the extent of our retained interest. Our interest in the excess spread from the trusts is subordinate to the trust’s obligations to the holders of its asset-based securities. The excess spread represents our participation in the residual income after all the interests and administrative expenses have been paid. As a result, excess spread absorbs losses with respect to credit card receivables before payments to the note-holders are affected. Our holding of subordinated notes also absorbs losses before payments to senior note-holders are affected.
     As at October 31, 2006, total assets in the trusts were $4.5 billion (2005: $4.1 billion), all of which secured senior and subordinated notes that had been sold to investors, except for $315 million (2005: $284 million) of subordinated notes which we hold.
Residential mortgage loans
We securitize insured fixed- and variable-rate residential mortgages through the creation of mortgage-backed securities. Substantially all of the securities are sold through the Canada Mortgage Bond Program, sponsored by Canada Mortgage and Housing Corporation, to a trust that issues securities to investors. We maintain the client account relationships and continue to service the securitized loans. We also enter into swap arrangements with the trusts to receive monthly principal and interest cash flows from the securitized assets and pay non-amortizing bond cash flows with fixed interest payments and principal at maturity. We also securitized uninsured fixed-rate mortgages to a QSPE which we are not required to consolidate.
Commercial mortgage loans
During the year, we also securitized certain commercial mortgages through a third-party trust that issues securities. We retained no beneficial interest in these mortgages, but we continue to service these mortgages.
Securitization of third-party assets
We administer several VIEs in Canada that purchase pools of third-party financial assets, such as collateralized debt obligations (CDOs), mortgages, trade receivables, loans and credit cards. These VIEs are commonly referred to as multi-seller conduits. These conduits provide third parties with access to liquidity in the debt capital markets by allowing them to sell assets to the conduits, which fund the purchases through the issuance of commercial paper or other notes to investors

CIBC Annual Accountability Report 2006	67

Management’s Discussion and Analysis
in a conduit’s own name. Third parties that transfer assets to the conduits may continue to service the assets and may be exposed to credit losses realized on these assets, typically through the provision of over-collateralization or another form of retained interest. The conduits may obtain credit enhancement from third-party providers. We generally provide the conduit with commercial paper backstop liquidity facilities, credit enhancements, securities distribution, accounting, cash management and operations services. The liquidity facilities require us to provide funding in the event that funding for such conduits becomes unavailable in the debt market. We are not required to fund under the liquidity facilities to the extent that the assets in the conduits are in default or other credit issues exist with these assets. We may also act as the counterparty to derivative contracts entered into by the conduits in order to convert the yield of the underlying assets to match the needs of the conduits’ investors or to mitigate the interest rate risk within the conduit. Our interest in these derivatives is recorded at fair value in our consolidated balance sheet with changes in fair value recognized in trading revenue. All fees earned in respect of these activities are on a market basis.
     We also act as an administrator or financial advisor to conduits that purchase clients’ financial assets.
     In addition, we may provide liquidity facilities together with other financial institutions, hold notes in, and act as counterparty to derivative contracts entered into by third-party administered conduits.
     Although actual losses are not expected to be material, as at October 31, 2006, our maximum exposure to loss as a result of involvement with multi-seller conduits was approximately $13.7 billion (2005: $14.8 billion). For this purpose, maximum exposure to loss is considered to be the amount of liquidity facilities, credit enhancements and investments in these conduits.
     We act as structuring and placement agent for certain asset-backed investment vehicles, known as CDOs. We receive market-rate fees for these activities. In addition, we may lend to, or invest in, the debt or equity tranches of these CDOs, and may act as counterparty to derivative contracts. In a number of transactions structured on behalf of clients, we first purchase the collateral at their request and warehouse them until the CDO transaction is completed. CIBC or a third-party manager typically manages the CDO’s collateral, which generally consists of rated debt securities, on behalf of equity and debt investors. Any net income or loss is allocated to the CDO’s equity investors; further losses, if any, are allocated to the debt investors in reverse order of seniority. The creditors of the CDOs have no recourse to our general credit. Although actual losses are not expected to be material, as at October 31, 2006, our maximum exposure to loss as a result of involvement with the CDOs was approximately $729 million (2005: $418 million). For this purpose, maximum exposure to loss is considered to be the amount of liquidity facilities provided to, and investments in, the CDOs.
     For the year ended October 31, 2006, revenue from all of the above activities amounted to approximately $20 million (2005: $24 million).
Other financial transactions
We provide a wide range of financial products, including structured notes and other financial instruments, for institutional and private banking clients, including VIEs as counterparties, as well as retail clients. These financial products are created, from time to time, using a VIE as issuer or obligor of the financial products. We may provide certain administrative services and other financial facilities to the VIEs in exchange for market-rate compensation. In all cases, we would have nominal or no ownership interest in such VIEs.
     We are the sponsor of several mutual and pooled funds, in the form of trusts. We are the administrator of these funds. In addition, we may act in other capacities, including custodian, trustee and broker. We earn fees at market rates from these trusts. We do not guarantee either principal or returns to investors in these funds, except in very limited circumstances.
     We act as a trustee of a number of personal trusts and have a fiduciary responsibility to act in the best interests of the beneficiaries of the trusts. We earn a fee for acting as a trustee.
     We participate in transactions to modify the cash flows of trusts managed by third-party asset managers to create investments with specific risk profiles, or to assist clients in the efficient management of other risks. Typically, these involve the use of derivative products, which transfer the risks and returns to or from a trust.
Derivatives
We use derivatives for both trading and ALM purposes. Derivatives held for trading and for ALM purposes that are not part of designated hedging relationships pursuant to the requirements of the CICA AcG-13, “Hedge Relationships” are fully recognized on-balance sheet at their estimated fair value. ALM derivatives that are part of hedging relationships and meet the requirements of AcG-13 are off-balance sheet items to the extent that they are not fully recognized at their estimated fair value.
     See Note 20 to the consolidated financial statements for details on our derivative contracts and the risks associated with them. Fair value of the contracts are provided in Note 21 to the consolidated financial statements. In addition, see Note 1 to the consolidated financial statements for additional details on the accounting of both trading and ALM derivatives.
     The following are the net fair values of the derivatives held by category:
   Derivatives Net Fair Values

$ millions, as at October 31	2006	2005

Held for trading	$(86)	$518
Held for ALM
Economic hedges (1)	(121)	(336)
Accounting hedges	(179)	82

Total	$(386)	$264

(1)	Includes seller swaps and certain credit derivatives whose risks are managed in the context of ALM activities.
Credit-related arrangements
We enter into various commitments to meet the financing needs of clients or to facilitate international trade. These include commitments to extend credit, standby and performance letters of credit, documentary and commercial letters of credit, ALM credit derivatives written options and securities lending.
     The table below summarizes our credit-related arrangements. For a detailed description of these arrangements, see Note 22 to the consolidated financial statements.

68	CIBC Annual Accountability Report 2006

Management’s Discussion and Analysis
    Credit-related Arrangements

		Contract amounts expiration per period
	Less than	1-3	3-5	Over	2006	2005
$ millions, as at October 31	1 year	years	years	5 years	Total	Total

Securities lending (1)(2)	$61,593	$—	$—	$—	$61,593	$45,817
Unutilized credit commitments (3)	25,680	3,801	7,187	2,599	39,267	38,593
Backstop liquidity facilities (3)	16,376	169	18	170	16,733	16,654
Standby and performance letters of credit	4,640	265	526	663	6,094	6,529
ALM credit derivatives written options (4)	90	94	—	—	184	193
Documentary and commercial letters of credit	88	—	—	2	90	136
Other	374	—	—	—	374	414

	$108,841	$4,329	$7,731	$3,434	$124,335	$108,336

(1)	Includes the full contract amount of custodial client securities totalling $44.6 billion (2005: $30.3 billion) lent by CIBC Mellon Global Securities Services, which is a 50/50 joint venture between CIBC and Mellon Financial Corporation.

(2)	Securities lending of $5.4 billion (2005: $2.5 billion) for cash is excluded from the table above because it is reported on the consolidated balance sheet as obligations related to securities lent or sold under repurchase agreements.

(3)	Includes irrevocable lines of credit totalling $45.1 billion (2005: $39.1 billion), of which $31.2 billion (2005: $28.6 billion) will expire in one year or less, and excludes personal lines of credit and credit card lines, which are revocable at our discretion at any time.

(4)	Represents notional amount of ALM credit derivatives written options.
Guarantees
Guarantees include contracts that contingently require the guarantor to make payments to a guaranteed party based on (a) changes in an underlying economic characteristic that is related to an asset, liability or an equity security of the guaranteed party; (b) failure of another party to perform under an obligating agreement; or (c) failure of a third-party to pay its indebtedness when due.
For a detailed description of guarantees, see Note 22 to the consolidated financial statements.
    Contractual Obligations
The following table includes aggregated information about our contractual obligations(1)(2):

	Less than	1-3	3-5	Over
$ millions, as at October 31, 2006	1 year	years	years	5 years	Total

Subordinated indebtedness	$—	$—	$—	$5,595	$5,595
Investment commitments (3)	355	—	—	—	355
Operating leases	308	506	388	1,032	2,234
Purchase obligations (4)(5)	575	702	104	19	1,400
Deposits (6)	159,839	28,978	10,079	3,995	202,891
Pension contributions (7)	55	—	—	—	55

	$161,132	$30,186	$10,571	$10,641	$212,530

(1)	Comprises obligations that are enforceable and legally binding on CIBC.

(2)	Excluded from the table are a number of obligations to be settled in cash, primarily under one year. These obligations are reflected on our consolidated balance sheet and include: securities lent or sold under repurchase agreements; securities sold short; purchases of debt and equity instruments that settle within standard market timeframes (e.g. regular way); derivatives payable that do not require physical delivery of the underlying instrument; and certain purchases of instruments that result in settlement failures.

(3)	As an investor in merchant banking activities, we enter into commitments to fund external private equity funds and investments in equity and debt securities at market value at the time the commitments are drawn. As the timing of future investment commitments is non-specific and callable by the counterparty, obligations have been included as less than one year.

(4)	Obligations that are legally binding agreements whereby we agree to purchase products or services with specific minimum or baseline quantities defined at fixed, minimum or variable prices over a specified period of time are defined as purchase obligations. Purchase obligations are included through to the termination date specified in the respective agreements, even if the contract is renewable. Many of the purchase agreements for goods and services include clauses that would allow us to cancel the agreement prior to expiration of the contract within a specific notice period. However, the amount above includes our obligations without regard to such termination clauses (unless actual notice of our intention to terminate the agreement has been communicated to the counterparty).

(5)	On November 1, 2006, we amended a contract to extend an existing three year commitment to seven years, and thereby increased the purchase obligation by approximately $600 million through 2013.

(6)	As the timing of deposits payable on demand, and deposits payable after notice, is non-specific and callable by the depositor, obligations have been included as less than one year.

(7)	Subject to change since contribution decisions are affected by various factors, such as market performance, regulatory requirements, and management’s ability to change funding policy. Also, funding requirements after 2007 are excluded due to the significant variability in the assumptions required to project the timing of future cash flows.

CIBC Annual Accountability Report 2006	69

Management’s Discussion and Analysis
Other
    Critical Accounting Policies and Estimates
A summary of significant accounting policies is presented in Note 1 to the consolidated financial statements. Certain accounting policies are critical to understanding our results of operations and financial condition. These critical accounting policies require management to make certain judgments and estimates, some of which may relate to matters that are uncertain. Changes in these judgments and estimates could have a material impact on our financial results. Management has established control procedures, which are intended to ensure that accounting policies are applied consistently and that the processes for changing methodologies are well-controlled and occur in an appropriate and systematic manner. Details of our critical accounting policies that require management’s judgment and estimates are described below.
Valuation of financial instruments
Certain of our financial instruments (including debt and equity trading securities, certain investment securities and derivative contracts) require management to make judgments and estimates in the determination of the valuation for such instruments, as there is often limited market information.
     We have a number of control procedures in place to ensure that valuations involving estimates and judgments are appropriate.
Trading instruments
Our trading instruments include debt and equity trading securities, obligations related to securities sold short and derivative contracts traded over-the-counter or through exchanges.
     All trading instruments are carried at fair value, which is defined as the amount at which a financial instrument could be exchanged in an arm’s length transaction between knowledgeable and willing parties, under no compulsion to act, carried out in the normal course of business. Fair value is based on quoted market prices for the same instrument or for similar instruments, adjusted for any difference in terms. If a market price is not available, the fair value is estimated on the basis of valuation models. Observable market inputs are utilized for valuation purposes to the extent possible and appropriate. The table below summarizes our trading portfolios by valuation methodology as at October 31, 2006.
     Valuation models may utilize multiple observable market inputs, including interest rates, foreign currency rates, equity and equivalent synthetic instrument prices, index levels, credit spreads, counterparty credit quality, corresponding market volatility levels, and other market-based pricing factors, as well as any appropriate, highly correlated proxy market valuation data.
    Sources of Fair Value

As at October 31, 2006	Trading assets		Trading liabilities
	Securities		Securities
	purchased (1)	Derivatives (2)	sold (3)	Derivatives (2)

Fair value(4) based on:
Quoted market prices	97.8%	6.1%	100.0%	7.1%
Internal models with significant observable market parameters	1.1	92.4	—	90.6
Internal models with significant unobservable market parameters	1.1	1.5	—	2.3

	100.0%	100.0%	100.0%	100.0%

(1)	Reflected as trading securities on the consolidated balance sheet.

(2)	Included in derivative instruments market valuation on the consolidated balance sheet.

(3)	Reflected as obligations related to securities sold short on the consolidated balance sheet.

(4)	Inception revenue arising from notes that are accounted for on a bifurcated basis is recognized over the term of the issued notes. As at October 31, 2006, the unamortized inception revenue was $133 million. These notes are non-trading liabilities and therefore are not included in the analysis.
If the fair value of a derivative is not determinable based upon quoted market prices in an active market, and a suitable market proxy is not available, the transaction price would be considered to be the best indicator of market value, such that any gains or losses would be recognized only in future periods. Such gains or losses are recognized in income when the market quote or data become observable or through various appropriate methods over the life of the transaction. To ensure that valuations are appropriate, a number of policies and controls have been put in place. Independent validation of fair value is performed at least on a monthly basis. Valuations are verified to external sources such as exchange quotes, broker quotes or other management-approved independent pricing sources. Key model inputs, such as yield curves and volatilities, are independently verified. Valuation models used, including analytics for the construction of yield curves and volatility surfaces, are vetted and approved, consistent with our model risk policy.
     Management’s judgment is applied in the establishment of valuation adjustments that take into account various factors that may have an impact on the valuation. Such factors include, but are not limited to, the bid-offer spread, illiquidity due to lack of market depth, parameter uncertainty and other market risks, model risk, credit risk and future administration costs.
Investment securities
Our investment securities include debt and equity securities over which we have no significant influence and retained interest in securitized assets.
     Equity investment securities are stated at cost, and debt investment securities and retained interests in securitized assets at amortized cost. They are subject to ongoing impairment reviews and are written-down to reflect other-than-temporary declines in value.

70	CIBC Annual Accountability Report 2006

Management’s Discussion and Analysis
Factors that are reviewed for impairment assessment include, but are not limited to, operating performance and future expectations, liquidity and capital adequacy, external credit ratings, underlying asset quality deterioration, management changes, industry valuation levels for comparable public companies, and any changes in market and economic outlook. Realized gains and losses on disposal and write-downs to reflect other-than-temporary impairments in value are recognized in investment securities gains, net.
Allowance for credit losses
Management establishes and maintains an allowance for credit losses that it considers the best estimate of probable credit-related losses existing in our portfolio of on- and off-balance sheet financial instruments, giving due regard to current conditions. The allowance for credit losses consists of specific and general components. Our allowance for credit losses is based on management’s assessment of probabilities of default, internal risk ratings (based on the borrowers’ financial stability, external credit ratings, management strength, earnings and operating environment), expected loss and recovery rates, and the degree of risk inherent in the loan portfolios.
Consumer loans
Management evaluates homogeneous consumer loan portfolios (including residential mortgages, personal loans, credit card loans and certain small business loan portfolios) for specific allowances by reference to historical ratios of write-offs to balances in arrears and to balances outstanding. Further analysis and evaluation of the allowance is performed to account for the aging of the portfolios and the impact of economic trends and conditions.
Business and government loans
For portfolios of large individual loans, management establishes specific allowances against impaired loans, based on continuous monitoring. A loan is classified as impaired when management is of the opinion that there is no longer a reasonable assurance of the full and timely collection of principal and interest. Impaired loans are carried at their estimated net realizable value, determined by discounting the expected future cash flows at the interest rate inherent in the loan. When the amount and timing of future cash flows cannot be estimated reliably, the impaired loan is carried at either the fair value of the security underlying the loan or the fair value of the loan.
General allowance
The general allowance provides for credit losses that are present in the credit portfolios, but which have not yet been specifically identified and provided for. The credit portfolios to which the general allowance applies include business loans and acceptances, consumer loans, and off-balance sheet credit instruments, such as credit commitments and letters of credit. The methodology for determining the appropriate level of the general allowance incorporates a number of factors, including the size of the portfolios, expected loss rates and relative risk profiles. Management also considers estimates of the time periods over which losses that are present would be specifically identified and a specific provision taken, their view of current economic and portfolio trends, and evidence of credit quality improvements or deterioration. On a regular basis, the parameters that drive the general allowance calculation are updated, based on our experience and that of the market in general.
     Expected loss rates for business loan portfolios are based on the risk rating of each credit facility and on the probability of default factors associated with each risk rating, as well as estimates of loss given default. The probability of default factors reflect our historical experience over an economic cycle, and is supplemented by data derived from defaults in the public debt markets. Loss given default estimates are based on our historical experience. For consumer loan portfolios, expected losses are based on our historical loss rates and aggregate balances. As at October 31, 2006, our model indicated a range of outcomes for the general allowance between $597 million and $995 million. The general allowance of $900 million (2005: $975 million), which represents our best estimate of losses inherent but not specifically provided for in our loan portfolios, was selected from within the range based on a qualitative analysis of the economic environment and credit trends as well as the risk profile of the loan portfolios.
Securitizations and variable interest entities
Securitizations are accounted for as sales when we surrender control of the transferred assets and receive consideration other than beneficial interests in the transferred assets.
     Gains or losses on transfers accounted for as sales depend, in part, upon the allocation of previous carrying amounts to assets sold and retained interest. These carrying amounts are allocated in proportion to the relative fair value of the assets sold and the retained interest. As market prices are generally not available for retained interest, we estimate fair value based on the present value of expected future cash flows. This requires management to estimate expected future cash flows, which incorporate expected credit losses, scheduled payments and unscheduled prepayment rates, discount rates and other factors that influence the value of retained interests. Actual cash flows may differ significantly from those estimated by management. These estimates directly affect our calculation of gain on sale from securitizations and the rate at which retained interests are taken into income.
     There are two key accounting determinations to be made relating to securitizations. First, accounting rules require a determination to be made as to whether a transfer of a group of loans or receivables should be considered a sale or a secured borrowing for accounting purposes. Second, if considered a sale, a further decision is required as to whether or not a securitization VIE should be consolidated into our financial statements. If the activities of the VIE are sufficiently restricted to meet the accounting requirements for it to be considered a QSPE, the entity is not consolidated under the requirements of the CICA AcG-15, “Consolidation of Variable Interest Entities.”
     On November 1, 2004, we adopted AcG-15, which provides guidance on applying consolidation principles to certain entities (other than QSPEs) that are subject to control on a basis other than ownership of voting interests. To determine which VIEs require consolidation under AcG-15, we exercise judgment by identifying our variable interests and comparing them with other variable interests held by unrelated parties to determine if we are exposed to a majority of each of these entities’ expected losses or expected residual returns. In applying the guidance for AcG-15, we consolidated certain VIEs in which we determined that we were exposed to a majority of the expected losses or residual returns. For additional details, see Note 5 to the consolidated financial statements.
     In applying the above noted guidelines for sale accounting and VIE consolidations, we have determined that all our securitizations qualify as sales, and the related VIEs are not consolidated because they are QSPEs or we are not the primary beneficiary under AcG-15.

CIBC Annual Accountability Report 2006	71

Management’s Discussion and Analysis
     We also administer several VIEs that purchase pools of third-party financial assets. Based on a review of our derivative and other transactions with these entities, our interests are not considered variable interests and therefore, we do not consolidate these entities.
     Securitizations and VIEs affect our CIBC Retail Markets and CIBC World Markets reporting segments.
     For additional information on our securitizations, including key economic assumptions used in measuring the fair value of retained interest and the sensitivity of the changes to those assumptions, see the “Off-Balance Sheet Arrangements” section and Note 5 to the consolidated financial statements.
Asset impairment
Goodwill, other intangible assets and long-lived assets
As at October 31, 2006, we had goodwill of $982 million (including $864 million allocated to retail brokerage and asset management under CIBC Retail Markets) and other intangible assets with an indefinite life amounting to $116 million, which are substantially related to business acquisitions made in previous years. As noted in Note 7 to the consolidated financial statements, these assets are held in all of our reporting segments. Goodwill is not amortized, but is instead subject to, at least annually, an assessment for impairment by applying a two-step fair value-based test. In the first test, the fair value of the reporting unit is compared to its book value (including goodwill). If the book value of the reporting unit exceeds the fair value, an impairment loss is then recognized pursuant to the second test to the extent that, at the reporting unit level, the carrying amount of goodwill exceeds the implied fair value of goodwill. The carrying values of our reporting units are based on economic capital models which consider various factors such as market risk, credit risk and operational risk, and are designed to produce the net book value a reporting unit would have if it was a stand-alone entity.
     Acquired intangible assets are separately recognized if the benefits of the intangible assets are obtained through contractual or other legal rights, or if the intangible assets can be sold, transferred, licensed, rented, or exchanged. Determining the useful lives of intangible assets requires judgment and fact-based analysis. Intangibles with an indefinite life are not amortized but are assessed for impairment by comparing the fair value to the carrying value.
     Management uses judgment to estimate the fair value of the reporting units and intangible assets with an indefinite life. Imprecise estimates can affect the value reported for goodwill and other intangible assets with an indefinite life. The fair value of the reporting units and intangible assets with an indefinite life are derived from internally developed valuation models, using a market or income approach. Under a market approach, the models consider various factors, including normalized earnings, projected forward earnings, price earnings multiples and book to market multiples. Under an income approach, the models consider various factors, including projected cash flows, terminal growth values and discount rates.
     As at October 31, 2006, the estimated fair value of each of our reporting units was greater than the carrying value including goodwill. The fair value estimate for any of our reporting units would have to decline by more than 20% before a detailed impairment assessment would be triggered.
     Long-lived assets and other identifiable intangibles with a definite life are amortized over their estimated useful lives. These assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. In performing the review for recoverability, management estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized to the extent that fair value is less than the carrying value.
     For further details of our goodwill and other intangible assets, see Note 7 to the consolidated financial statements.
Income taxes
Management uses judgment in the estimation of income taxes and future income tax assets and liabilities. As part of the process of preparing our consolidated financial statements, we are required to estimate income taxes in each of the jurisdictions where we operate.
     This process involves estimating actual current tax exposure, together with assessing temporary differences that result from the different treatments of items for tax and accounting purposes, and any tax loss carryforwards.
     We are also required to establish a future income tax asset in respect of expenses recorded currently for which a tax deduction will be available in a future period, such as the general allowance for credit losses and loss carryforwards.
     As at October 31, 2006, we had available future income tax assets in excess of future income tax liabilities of $726 million before a valuation allowance of $107 million. A substantial portion (2006: $521 million; 2005: $705 million) of the future income tax asset related to our tax loss carryforwards originated from our U.S. operations. Under U.S. tax law, income tax loss carryforwards expire in 20 years from origination and capital loss carryforwards expire in five years from origination. In addition, as other future income tax assets naturally reverse into tax losses in the U.S., we will have five to 20 years from the date such temporary differences become tax losses to use them before they would begin to expire under current tax law. We also have a $128 million (2005: $131 million) future income tax asset related to capital loss carryforwards that originated from our Canadian operations. These loss carryforwards have no expiry date.
     Management is required to assess whether it is more likely than not that our future income tax assets will be realized prior to their expiration and, based on all the available evidence, determine if a valuation allowance is required on all or a portion of our future income tax assets. The factors used to assess the likelihood of realization are our past experience of income and capital gains, forecast of future net income before taxes, available tax planning strategies that could be implemented to realize the future income tax assets and the remaining expiration period of tax loss carryforwards. Although realization is not assured, management believes, based on all the available evidence, it is more likely than not that the remaining future income tax assets, net of the valuation allowance, will be realized prior to their expiration.
     Income tax accounting impacts all of our reporting segments. For further details of our income taxes, see Note 17 to the consolidated financial statements.
Contingent liabilities
CIBC is a party to a number of legal proceedings, including regulatory investigations, in the ordinary course of its business. In certain of these matters, claims for substantial monetary damages are asserted against CIBC and its subsidiaries. In accordance with Canadian GAAP, amounts are accrued for the financial resolution of claims if, in the opinion of management, it is both likely that a future event will confirm that a liability had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In some cases, however, it is either not possible to determine

72	CIBC Annual Accountability Report 2006

Management’s Discussion and Analysis
whether such a liability has been incurred or to reasonably estimate the amount of loss until the case is closer to resolution, in which case no accrual can be made until that time. If the reasonable estimate of loss involves a range within which a particular amount appears to be a better estimate, that amount would be accrued. If no such better estimate within a range is indicated, the minimum amount in the range is required to be accrued. We regularly assess the adequacy of CIBC’s contingent liabilities accrual and make the necessary adjustments to incorporate new information as it becomes available. Adjustments to the accrual in any quarter may be material in situations where significant new information becomes available. While there exists an inherent difficulty in predicting the outcome of such matters, based on current knowledge and consultation with legal counsel, we do not expect that the outcome of any of these matters, individually or in aggregate, would have a material adverse effect on our consolidated financial position. However, the outcome of any such matters, individually, or in aggregate, may be material to our operating results for a particular year.
     Contingent liabilities impact all of our reporting segments. For further details of our contingent liabilities, see Note 22 to the consolidated financial statements.
Employee future benefit assumptions
We are the sponsor of defined benefit pension and post-retirement benefit plans for eligible employees that impact all of our reporting segments. The pension and post-retirement benefit expense and obligations are dependent upon assumptions used in calculating such amounts. These assumptions include discount rates, projected salary increases, expected return on assets, health care cost trend rates, turnover of employees, retirement age and mortality rates. These assumptions are reviewed annually in accordance with accepted actuarial practice and approved by management. The discount rate assumption used in determining pension and post-retirement benefit obligations and net benefit expense reflects the market yields, as of the measurement date, on high-quality debt instruments with cash flows that match expected benefit payments. The expected rate of return on the plan assets assumption is based on expected returns for the various asset classes, weighted by portfolio allocation. Anticipated future long-term performance of individual asset categories is considered, reflecting expected future inflation and expected real yields on fixed-income securities and equities. Other assumptions are based on actual plan experience and management’s best estimates.
     In accordance with Canadian GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. As at October 31, 2006, the net amount of the unamortized actuarial losses was $906 million (2005: $1,053 million) in respect of the pension plans and $209 million (2005: $252 million) in respect of the other benefit plans.
     Our approach to managing our benefit plans is based upon a comprehensive framework to ensure that benefit plans are properly governed, managed and operated in each region. The framework is built upon an effective system that holds its decision-makers accountable for results under changing conditions. These plans are funded to or above the amounts required by relevant legislation. During the year, we contributed $274 million (2005: $231 million) to the pension plans, which included $140 million (2005: $114 million) above the minimum required. The long-term disability plan is funded through a health and welfare trust. During the year, there were no contributions to this trust (2005: $3 million). Effective June 1, 2004, this plan was closed to new claims. The post-retirement and other post-employment benefit plans are unfunded. We fund benefit payments as incurred. For 2006, these benefit payments totalled $25 million (2005: $15 million).
     For further details of our annual pension and post-retirement expense and liability, see Note 16 to the consolidated financial statements.
     For our Canadian plans, which represent more than 90% of our pension and post-retirement benefit plans, the assumptions approved by management for the 2007 expense calculation include applying a discount rate of 5.25% for pension and post-retirement benefit plans and an expected long-term rate of return on plan assets of 6.50% for the defined benefit pension plans. These assumptions are unchanged from 2006.
     Actual experience different from that anticipated or future changes in assumptions may affect our pension and other post-retirement benefit obligations and expense. The following table outlines the potential impact of changes in certain key assumptions used in measuring the accrued benefit obligations and related expenses:
   2006 Sensitivity of Key Assumptions — Employee Future Benefit Assumptions
The sensitivity analysis contained in this table should be used with caution as the changes are hypothetical and the impact of changes in each key assumption may not be linear.

$ millions, as at October 31, 2006	Pension benefit plans		Other benefit plans
	Obligation	Expense	Obligation	Expense

Impact of a change of 0.5% in key assumptions:
Discount rate
Decrease in assumption	$268	$35	$67	$2
Increase in assumption	(240)	(31)	(51)	(1)
Expected long-term rate of return on plan assets
Decrease in assumption	n/a	15	n/a	—
Increase in assumption	n/a	(15)	n/a	—
Rate of compensation increase
Decrease in assumption	(66)	(15)	(1)	—
Increase in assumption	69	16	1	—

CIBC Annual Accountability Report 2006	73

Management’s Discussion and Analysis
     Financial and Other Instruments
As a leading North American financial institution that offers a broad range of products and services across retail banking, wealth management and investment banking, we originate, manage and trade financial and other instruments on a routine basis while generating earnings through net interest, trading, investment and other fee income.
     Types of financial and other instruments involved include deposits, securities, loans, derivatives, acceptances, repurchase agreements, subordinated debt and preferred shares. See Notes 3, 4, 9, 11, 12, 20 and 21 to the consolidated financial statements for details on these instruments. These instruments are used for both trading and non-trading activities.
     Trading activities include the purchase and sale of securities, and transacting in foreign exchange and other derivative instruments in the course of facilitating client trades and taking proprietary trading positions. We take limited proprietary trading positions in the interest rate, foreign exchange, debt, equity and commodity markets, with the objective of income generation through taking advantage of market pricing inefficiencies or by anticipating future changes in these markets.
     Non-trading activities generally include the business of lending, investing, funding and ALM.
     Lending activities involve the origination of multiple types of loans including personal, business, government, credit card and mortgages for the generation of interest as well as fee income.
     Instruments held for investment comprise debt and equity securities originally purchased with the intention of holding for a period of time and which may be sold in response to changes in investment objectives arising from changing market conditions or due to funding and liquidity considerations.
     In addition, to provide for our funding needs, financial instruments, such as deposits, subordinated debt and preferred shares, are taken or issued.
     Securitization of our own financial assets, such as mortgages and credit card receivables, provides us with another source of funding. Securitization may also reduce our risk exposure and provide regulatory capital relief. See Note 5 to the consolidated financial statements for details on securitizations.
     Derivatives, such as swaps, futures, forward rate agreements and option contracts, are utilized for trading or ALM purposes. When used for ALM purposes, these instruments are used for hedging activities or to modify characteristics of certain on-balance sheet assets and liabilities, and as hedges of firm commitments of anticipated transactions and net investment in foreign operations. ALM derivatives include seller swaps arising from securitizations and other derivatives used to economically hedge risk exposures on non-trading positions.
     The use of financial and other instruments may either introduce or mitigate exposures to market, credit and/or liquidity risks. See the “Management of Risk” section for details on how these risks are managed.
     Financial and other instruments are accounted for according to their purpose. For details on the accounting of these instruments, see Note 1 to the consolidated financial statements.
     For significant assumptions made in determining the valuation of financial and other instruments, see the “Critical Accounting Policies and Estimates” section.
   Accounting Developments
Changes in accounting policies
We did not adopt any new significant accounting policies during the year for the purposes of preparing our financial statements.
Future accounting policy changes
Leveraged leases
Prior to 2004, we engaged in various structured leasing investments in the U.S. that are accounted for in the consolidated financial statements as leveraged leases using guidance contained in Statement of Financial Accounting Standard (SFAS) 13, “Accounting for Leases,” and under the CICA Emerging Issues Committee Abstract (EIC) 46, “Leveraged leases.”
     In July 2006, the Financial Accounting Standards Board (FASB) issued a FASB Staff Position (FSP) FAS 13-2, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction,” which amends SFAS 13, certain aspects of which are incorporated in the CICA EIC 46. The FSP is effective beginning November 1, 2007.
     The FSP requires that a change in the estimated timing of the cash flows relating to income taxes results in a recalculation of the timing of income recognition from the leveraged lease. We currently estimate that adopting the FSP would result in an after-tax non-cash charge to opening retained earnings of between $65 million to $95 million. An amount approximating the non-cash charge would then be recognized into income over the remaining lease terms.
Financial instruments
In January 2005, the CICA issued new accounting standards comprising handbook sections 3855 “Financial Instruments — Recognition and Measurement,” 3865 “Hedges,” 1530 “Comprehensive Income,” and 3251 “Equity,” which will become effective beginning November 1, 2006.
     These standards provide guidance on the recognition, measurement and classification of financial assets, financial liabilities and non-financial derivatives. All financial assets, including derivatives, will be measured at fair value on the consolidated balance sheet with the exception of loans, receivables, investments classified as held to maturity and certain private equity investments, which should be measured at cost or amortized cost. Financial liabilities that are held for trading or are derivatives will be measured at fair value on the consolidated balance sheet. Other financial liabilities will be measured at amortized cost.
     The new standards also establish the accounting requirements for hedges. Any hedge ineffectiveness will be recognized immediately in income.

74	CIBC Annual Accountability Report 2006

Management’s Discussion and Analysis
     Accumulated other comprehensive income (AOCI) will be included on the consolidated balance sheet as a separate component of the shareholders’ equity.
     The changes in carrying value of financial instruments and related deferred balances as a result of adopting these new standards will be recognized in opening retained earnings and in opening AOCI as at November 1, 2006. On October 18, 2006, the CICA issued an exposure draft amending the transitional provisions for adopting the new accounting standard for hedges. The transitional impact of these new standards cannot be concluded until the exposure draft is finalized.
     For further details, see Note 27 to the consolidated financial statements.
   Related-party Transactions
We have various processes in place to ensure that the related-party information in accordance with the Bank Act requirements is identified and reported to the Corporate Governance Committee (CGC) of the Board of Directors on a quarterly basis. The CGC has the responsibility for reviewing our policies and practices in identifying transactions with our related parties that may materially affect us, and reviewing the procedures for ensuring compliance with the Bank Act, for related-party transactions. The CGC is provided with detailed reports that reflect our compliance with Bank Act requirements.
     For further details, see Note 19 to the consolidated financial statements.
   Controls and Procedures
Disclosure controls and procedures
CIBC’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of CIBC’s disclosure controls and procedures (as defined in the rules of the SEC and the Canadian Securities Administrators (CSA)) as at October 31, 2006, and has concluded that such disclosure controls and procedures are effective.
Management’s annual report on internal control over financial reporting
The following report is provided by management in respect of CIBC’s internal control over financial reporting (as defined in the rules of the SEC and the CSA):
(1)	CIBC’s management is responsible for establishing and maintaining adequate internal control over financial reporting for CIBC. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

(2)	CIBC’s management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of CIBC’s internal control over financial reporting.

(3)	As at October 31, 2006, management assessed the effectiveness of CIBC’s internal control over financial reporting and concluded that such internal control over financial reporting is effective and that there are no material weaknesses in CIBC’s internal control over financial reporting that have been identified by management.

(4)	Ernst & Young LLP, who has audited the consolidated financial statements of CIBC for the year ended October 31, 2006, has also issued a report on financial statements and internal controls under Auditing Standard No. 2 of the Public Company Accounting Oversight Board (United States). This report is located on page 79 of this Annual Accountability Report.
Changes in internal control over financial reporting
There have been no changes in CIBC’s internal control over financial reporting during the year ended October 31, 2006, that have materially affected, or are reasonably likely to materially affect its internal control over financial reporting.

CIBC Annual Accountability Report 2006	75

Consolidated Financial Statements

Contents

77	Financial Reporting Responsibility

78	Independent Auditors’ Reports to Shareholders

80	Consolidated Balance Sheet

81	Consolidated Statement of Operations

82	Consolidated Statement of Changes in Shareholders’ Equity

83	Consolidated Statement of Cash Flows

84	Notes to the Consolidated Financial Statements

84	Note 1	—	Summary of Significant Accounting Policies

89	Note 2	—	Future Acquisition and Significant Disposition

90	Note 3	—	Securities

92	Note 4	—	Loans

93	Note 5	—	Securitizations and Variable Interest Entities

96	Note 6	—	Land, Buildings and Equipment

96	Note 7	—	Goodwill and Other Intangible Assets

97	Note 8	—	Other Assets

97	Note 9	—	Deposits

98	Note 10	—	Other Liabilities

98	Note 11	—	Subordinated Indebtedness

99	Note 12	—	Preferred Share Liabilities and Share Capital

102	Note 13	—	Interest Rate Sensitivity

103	Note 14	—	Trading Revenue

103	Note 15	—	Stock-based Compensation

105	Note 16	—	Employee Future Benefits

109	Note 17	—	Income Taxes

111	Note 18	—	Earnings (Loss) per Share

111	Note 19	—	Related-party Transactions

112	Note 20	—	Derivative Instruments

115	Note 21	—	Fair Value of Financial Instruments

119	Note 22	—	Commitments, Guarantees, Pledged Assets and Contingent Liabilities

122	Note 23	—	Concentration of Credit Risk

123	Note 24	—	Segmented and Geographic Information

125	Note 25	—	Reconciliation of Canadian and United States Generally Accepted Accounting Principles

129	Note 26	—	Regulatory Matters

130	Note 27	—	Future Canadian Accounting Policy Changes

76	CIBC Annual Accountability Report 2006

Consolidated Financial Statements
Financial Reporting Responsibility
The management of Canadian Imperial Bank of Commerce (CIBC) is responsible for the preparation of the Annual Accountability Report, which includes the consolidated financial statements and management’s discussion and analysis (MD&A), and for the timeliness and reliability of the information disclosed. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles as well as the requirements of the Bank Act. The MD&A has been prepared in accordance with the requirements of securities regulators including National Instrument 51-102 of the Canadian Securities Administrators (CSA), as well as Item 303 of Regulation S-K of the U.S. Securities Exchange Act and their related published requirements.
          The consolidated financial statements and MD&A, of necessity, contain items that reflect the best estimates and judgments of the expected effects of current events and transactions with appropriate consideration to materiality. All financial information appearing throughout the Annual Accountability Report is consistent with that in the consolidated financial statements.
          Management has developed and maintains effective systems, controls and procedures to ensure that information used internally and disclosed externally is reliable and timely. During the past year, we have continued to improve, document and test the design and operating effectiveness of internal control over external financial reporting. The results of our work have been subjected to audit by the shareholders’ auditors. As at year-end, we have determined that internal control over financial reporting is effective and CIBC has achieved compliance with the requirements set by the U.S. Securities and Exchange Commission (SEC) under Section 404 of the U.S. Sarbanes-Oxley Act (SOX). In compliance with Section 302 of SOX, CIBC’s Chief Executive Officer and Chief Financial Officer provide to the SEC a certification related to CIBC’s annual disclosure document in the U.S. (Form 40-F). The same certification is provided to the CSA pursuant to Multilateral Instrument 52-109.
          The Chief Auditor and his staff review and report on CIBC’s internal controls, including computerized information system controls and security, the overall control environment, and accounting and financial controls. The Chief Auditor has full and independent access to the Audit Committee.
          The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which is composed of directors who are not officers or employees of CIBC. The Audit Committee reviews CIBC’s interim and annual consolidated financial statements and MD&A and recommends them for approval by the Board of Directors. Other key responsibilities of the Audit Committee include monitoring CIBC’s system of internal control, monitoring its compliance with legal and regulatory requirements, selecting the shareholders’ auditors and reviewing the qualifications, independence and performance of shareholders’ auditors and internal auditors.
          Ernst & Young LLP, the shareholders’ auditors, obtain an understanding of CIBC’s internal controls and procedures for financial reporting to plan and conduct such tests and other audit procedures as they consider necessary in the circumstances to express their opinions in the reports that follow. The shareholders’ auditors have full and independent access to the Audit Committee to discuss their audit and related matters.
          The Office of the Superintendent of Financial Institutions, Canada, examines and enquires into the business and affairs of CIBC as deemed necessary to ensure that the provisions of the Bank Act, having reference to the safety of depositors and creditors of CIBC, are being duly observed and that CIBC is in sound financial condition.

Gerald T. McCaughey	Tom D. Woods
President and Chief Executive Officer	Chief Financial Officer	December 6, 2006

CIBC Annual Accountability Report 2006	77

Consolidated Financial Statements
Independent Auditors’ Reports to Shareholders
Report on Financial Statements
We have audited the consolidated balance sheets of Canadian Imperial Bank of Commerce (CIBC) as at October 31, 2006 and 2005 and the consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three year period ended October 31, 2006. These financial statements are the responsibility of CIBC’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
          We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
          In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of CIBC as at October 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three year period ended October 31, 2006 in conformity with Canadian generally accepted accounting principles.
          As explained in Note 1 to the consolidated financial statements, in 2005, CIBC adopted the requirements of the Canadian Institute of Chartered Accountants Accounting Guideline 15, “Consolidation of Variable Interest Entities.”
           We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of CIBC’s internal control over financial reporting as of October 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 6, 2006 expressed an unqualified opinion thereon.
Ernst & Young LLP
Chartered Accountants
Toronto, Canada
December 6, 2006

78	CIBC Annual Accountability Report 2006

Consolidated Financial Statements
Report on Internal Controls Under Standards of the
Public Company Accounting Oversight Board (United States)
We have audited management’s assessment included on page 75 of this Annual Accountability Report, that Canadian Imperial Bank of Commerce (CIBC) maintained effective internal control over financial reporting as at October 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). CIBC’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of CIBC’s internal control over financial reporting based on our audit.
          We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
          A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenses of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.
          Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
          In our opinion, management’s assessment that CIBC maintained effective internal control over financial reporting as of October 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, CIBC maintained, in all material respects, effective internal control over financial reporting as of October 31, 2006 based on the COSO criteria.
          We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of CIBC as at October 31, 2006 and 2005 and the consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three year period ended October 31, 2006 and our report dated December 6, 2006 expressed an unqualified opinion thereon.
Ernst & Young LLP
Chartered Accountants
Toronto, Canada
December 6, 2006

CIBC Annual Accountability Report 2006	79

Consolidated Financial Statements
Consolidated Balance Sheet

$ millions, as at October 31	2006	2005

ASSETS
Cash and non-interest-bearing deposits with banks	$1,317	$1,310

Interest-bearing deposits with banks	10,536	10,542

Securities (Note 3)
Investment	21,167	14,342
Trading	62,331	53,422

	83,498	67,764

Securities borrowed or purchased under resale agreements	25,432	18,514

Loans (Note 4)
Residential mortgages	81,358	77,216
Personal	28,052	28,198
Credit card	7,253	6,655
Business and government	30,404	31,350
Allowance for credit losses	(1,442)	(1,636)

	145,625	141,783

Other
Derivative instruments market valuation (Note 21)	17,122	20,309
Customers’ liability under acceptances	6,291	5,119
Land, buildings and equipment (Note 6)	2,032	2,136
Goodwill (Note 7)	982	946
Other intangible assets (Note 7)	192	199
Other assets (Note 8)	10,957	11,748

	37,576	40,457

	$303,984	$280,370

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits (Note 9)
Personal	$81,829	$75,973
Business and government	107,468	106,226
Bank	13,594	10,535

	202,891	192,734

Other
Derivative instruments market valuation (Note 21)	17,330	20,128
Acceptances	6,297	5,119
Obligations related to securities sold short	13,788	14,883
Obligations related to securities lent or sold under repurchase agreements	30,433	14,325
Other liabilities (Note 10)	14,716	16,002

	82,564	70,457

Subordinated indebtedness (Note 11)	5,595	5,102

Preferred share liabilities (Note 12)	600	600

Non-controlling interests	12	746

Shareholders’ equity
Preferred shares (Note 12)	2,381	2,381
Common shares (Note 12)	3,045	2,952
Contributed surplus	70	58
Foreign currency translation adjustments	(442)	(327)
Retained earnings	7,268	5,667

	12,322	10,731

	$303,984	$280,370

The accompanying notes are an integral part of these consolidated financial statements.

Gerald T. McCaughey	Gary F. Colter
President and Chief Executive Officer	Director

80	CIBC Annual Accountability Report 2006

Consolidated Financial Statements
Consolidated Statement of Operations

$ millions, for the year ended October 31		2006	2005	2004

Interest income
Loans		$8,526	$7,640	$7,551
Securities borrowed or purchased under resale agreements		1,568	1,107	524
Securities		2,745	2,173	1,961
Deposits with banks		430	336	152

		13,269	11,256	10,188

Interest expense
Deposits		6,105	4,346	3,391
Other liabilities		2,398	1,668	1,219
Subordinated indebtedness		300	239	212
Preferred share liabilities (Note 12)		31	66	108

		8,834	6,319	4,930

Net interest income		4,435	4,937	5,258

Non-interest income
Underwriting and advisory fees		633	727	797
Deposit and payment fees		778	794	760
Credit fees		320	346	314
Card fees		251	317	407
Investment management and custodial fees		445	391	353
Mutual fund fees		748	690	615
Insurance fees		290	265	176
Commissions on securities transactions		869	912	892
Trading revenue (Note 14)		1,129	801	618
Investment securities gains, net (Note 3)		40	577	236
Income from securitized assets		515	362	191
Foreign exchange other than trading		300	555	280
Other		579	799	878

		6,897	7,536	6,517

Total revenue		11,332	12,473	11,775

Provision for credit losses (Note 4)		548	706	628

Non-interest expenses
Employee compensation and benefits		4,288	4,324	4,399
Occupancy costs		562	641	634
Computer and office equipment		1,111	1,166	1,138
Communications		297	324	331
Advertising and business development		222	260	279
Professional fees		163	325	326
Business and capital taxes		135	118	138
Other		691	3,682	1,006

		7,469	10,840	8,251

Income before income taxes and non-controlling interests		3,315	927	2,896
Income tax expense (Note 17)		640	789	790

		2,675	138	2,106
Non-controlling interests		29	170	15

Net income (loss)		$2,646	$(32)	$2,091

Earnings (loss) per share (in dollars) (Note 18)	— Basic	$7.50	$(0.46)	$5.60
	— Diluted	$7.43	$(0.46)	$5.53
Dividends per common share (in dollars) (Note 12)		$2.76	$2.66	$2.20

The accompanying notes are an integral part of these consolidated financial statements.

CIBC Annual Accountability Report 2006	81

Consolidated Financial Statements
Consolidated Statement of Changes in Shareholders’ Equity

$ millions, for the year ended October 31	2006	2005	2004

Preferred shares (Note 12)
Balance at beginning of year	$2,381	$1,783	$1,650
Issue of preferred shares	—	731	133
Conversion of preferred shares	—	(133)	—

Balance at end of year	$2,381	$2,381	$1,783

Common shares (Note 12)
Balance at beginning of year	$2,952	$2,969	$2,950
Issue of common shares	112	134	162
Purchase of common shares for cancellation	—	(140)	(154)
Treasury shares	(19)	(11)	11

Balance at end of year	$3,045	$2,952	$2,969

Contributed surplus
Balance at beginning of year	$58	$59	$50
Stock option expense	6	8	9
Stock options exercised	(9)	(9)	(6)
Net premium on treasury shares	15	—	6

Balance at end of year	$70	$58	$59

Foreign currency translation adjustments
Balance at beginning of year	$(327)	$(376)	$(180)
Foreign exchange (losses) gains from investment in subsidiaries and other items	(686)	667	(1,241)
Foreign exchange gains (losses) from hedging activities	839	(738)	1,662
Income tax (expense) benefit	(268)	120	(617)

Balance at end of year	$(442)	$(327)	$(376)

Retained earnings
Balance at beginning of year, as previously reported	$5,667	$7,745	$7,601
Adjustment for change in accounting policy	—	10 (1)	6 (2)

Balance at beginning of year, as restated	5,667	7,755	7,607
Net income (loss)	2,646	(32)	2,091
Dividends (Note 12)	(1,056)	(1,027)	(881)
Premium on purchase of common shares for cancellation	—	(1,035)	(1,084)
Other	11	6	12

Balance at end of year	$7,268	$5,667	$7,745

Shareholders’ equity at end of year	$12,322	$10,731	$12,180

(1)	Represents the effect of implementing the Canadian Institute of Chartered Accountants (CICA) Accounting Guideline (AcG) 15, “Consolidation of Variable Interest Entities.” Refer to Note 1 for more details.

(2)	Represents the effect of implementing the CICA AcG-17, “Equity-linked Deposit Contracts.”

The accompanying notes are an integral part of these consolidated financial statements.

82	CIBC Annual Accountability Report 2006

Consolidated Financial Statements
Consolidated Statement of Cash Flows

$ millions, for the year ended October 31	2006	2005	2004

Cash flows provided by (used in) operating activities
Net income (loss)	$2,646	$(32)	$2,091
Adjustments to reconcile net income (loss) to cash flows provided by (used in) operating activities:
Provision for credit losses	548	706	628
Amortization of buildings, furniture, equipment and leasehold improvements	206	214	264
Amortization of intangible assets	29	12	16
Stock-based compensation	30	5	58
Restructuring reversal, net	—	—	(18)
Future income taxes	356	252	139
Investment securities gains, net	(40)	(577)	(236)
Gains on divestitures	—	(115)	—
(Gains) losses on disposal of land, buildings and equipment	—	(8)	4
Changes in operating assets and liabilities
Accrued interest receivable	(203)	21	187
Accrued interest payable	542	393	245
Amounts receivable on derivative contracts	3,187	3,404	(914)
Amounts payable on derivative contracts	(2,798)	(3,900)	2,045
Net change in trading securities	(8,909)	(259)	483
Current income taxes	181	173	(2,706)
Restructuring payments	—	—	(52)
Insurance proceeds received	—	—	11
Other, net	(2,714)	(398)	2,470

	(6,939)	(109)	4,715

Cash flows provided by (used in) financing activities
Deposits, net of withdrawals	10,157	2,157	2,447
Obligations related to securities sold short	(1,095)	2,663	561
Net obligations related to securities lent or sold under repurchase agreements	16,108	(2,465)	(2,503)
Issue of subordinated indebtedness	1,300	1,300	1,250
Redemption/repurchase of subordinated indebtedness	(770)	(65)	(493)
Redemption of preferred share liabilities	—	(445)	(630)
Issue of preferred shares	—	598 (1)	133
Issue of common shares	112	134	162
Purchase of common shares for cancellation	—	(1,175)	(1,238)
Net proceeds from treasury shares (purchased) sold	(19)	(11)	11
Dividends	(1,056)	(1,027)	(881)
Other, net	489	282	(522)

	25,226	1,946	(1,703)

Cash flows provided by (used in) investing activities
Interest-bearing deposits with banks	6	287	(1,968)
Loans, net of repayments	(12,933)	(13,927)	(13,040)
Proceeds from securitizations	8,549	10,187	8,834
Purchase of investment securities	(15,593)	(8,238)	(12,977)
Proceeds from sale of investment securities	6,064	7,138	11,377
Proceeds from maturity of investment securities	2,744	2,894	3,138
Net securities borrowed or purchased under resale agreements	(6,918)	(349)	1,664
Proceeds from divestitures	—	347	—
Net cash used in acquisition of subsidiary(2)	(75)	—	—
Purchase of land, buildings and equipment	(110)	(263)	(235)
Proceeds from disposal of land, buildings and equipment	8	28	18

	(18,258)	(1,896)	(3,189)

Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	(22)	(5)	(42)

Net increase (decrease) in cash and non-interest-bearing deposits with banks during year	7	(64)	(219)
Cash and non-interest-bearing deposits with banks at beginning of year	1,310	1,374	1,593

Cash and non-interest-bearing deposits with banks at end of year	$1,317	$1,310	$1,374

Cash interest paid	$8,292	$5,926	$4,685
Cash income taxes paid	$103	$364	$3,356

(1)	Includes issue of $331 million Class A Series 29 Preferred Shares (consisting of $133 million conversion of Class A Series 28 Preferred Shares and $198 million in cash on exercise of Series 29 Purchase Warrants).

(2)	On November 1, 2005, we purchased the remaining non-controlling interest in INTRIA Items Inc. (INTRIA).
The accompanying notes are an integral part of these consolidated financial statements.

CIBC Annual Accountability Report 2006	83

Notes to the Consolidated Financial Statements
   Note 1      Summary of Significant Accounting Policies
Canadian Imperial Bank of Commerce (CIBC), including its subsidiaries prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (GAAP).
     A reconciliation of the impact on assets, liabilities, shareholders’ equity and net income arising from differences between Canadian and U.S. GAAP is provided in Note 25.
     The following paragraphs describe our significant accounting policies. New accounting policies which have been adopted are described in the “Accounting Changes” section of this note.
Basis of consolidation
The consolidated financial statements include the accounts of all subsidiaries and variable interest entities (VIEs) for which we are determined to be the primary beneficiary. Inter-company balances and transactions have been eliminated. Non-controlling interests in subsidiaries and consolidated VIEs are included as a separate line item on the consolidated balance sheet and statement of operations.
     Investments in companies over which we have significant influence are accounted for by the equity method, and are included in other assets. Our share of earnings from these investments is included in other non-interest income.
     Investments over which we exercise joint control are accounted for using the proportionate consolidation method, whereby our share of the assets, liabilities, revenue and expenses of these joint ventures is included in the consolidated financial statements.
Use of estimates and assumptions
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, net income and related disclosures. Estimates and assumptions are made in the areas of accounting for financial instruments, allowance for credit losses, securitizations and variable interest entities, asset impairment, income taxes, contingent liabilities and employee future benefits. Actual results could differ from these estimates and assumptions.
Foreign currency translation
Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at prevailing exchange rates at the dates of the consolidated financial statements. Non-monetary assets and liabilities are translated into functional currencies at historical rates. Revenue and expenses are translated using average monthly exchange rates. Realized and unrealized gains and losses arising from translation into functional currencies are included in the consolidated statement of operations.
     Assets and liabilities of foreign operations with a functional currency other than the Canadian dollar are translated into Canadian dollars at the exchange rates prevailing at balance sheet dates, while revenue and expenses of these foreign operations are translated into Canadian dollars at the average monthly exchange rates. Exchange gains and losses arising from the translation of foreign operations and from the results of hedging these positions, net of applicable taxes, are reported in foreign currency translation adjustments, which is a component of shareholders’ equity.
     A future income tax asset or liability is not recognized in respect of a translation gain or loss arising from an investment in a foreign subsidiary, where the gain or loss is not expected to be realized in the foreseeable future.
     An appropriate portion of the accumulated exchange gains and losses and any applicable taxes in foreign currency translation adjustments is recognized into income where there is a reduction in the net investment in a foreign operation.
Securities
Investment securities comprise debt and equity securities, including investments over which we have no significant influence. We hold these securities for a period of time in accordance with our originally established investment objectives. These securities may be sold in response to changes in such investment objectives arising from changing market conditions and liquidity preferences. Equity securities are stated at cost and debt securities at amortized cost other than mortgage-backed securities created by the securitization of residential mortgages which are stated at fair value. Changes in fair value are recognized in other non-interest income.
     Realized gains and losses on disposal, determined on an average cost basis, and write-downs to reflect other-than-temporary impairments in value are included in investment securities gains (losses). Dividends and interest income on all securities, including the amortization of premiums and discounts on debt securities held for investment, are included in interest income. Realized and unrealized gains on securities used in hedging activities are included in earnings in the same period as the earnings from the items hedged.
     Trading securities are purchased for resale generally within a short period of time and are stated at fair value. Fair value is determined based on market value or, where market prices are not readily available, on quoted market prices for similar securities or on other third-party evidence, as available. Gains and losses realized on disposal and unrealized gains and losses from market fluctuations are included in trading revenue. Dividends and interest income are included in interest income.
     Obligations related to securities sold short are recorded as liabilities and are carried at fair value. Realized and unrealized gains and losses on securities sold short that are used in hedging activities are included in earnings in the same period as the earnings from the items hedged. Realized and unrealized gains and losses on securities sold short for trading purposes are included in trading revenue.
     We account for all of our securities carried at fair value using settlement date accounting for the consolidated balance sheet and trade date accounting for the consolidated statement of operations. Investment securities carried at cost and amortized cost are accounted for on a settlement date basis for both the consolidated balance sheet and statement of operations.
Securities borrowed or purchased under resale agreements and obligations related to securities lent or sold under repurchase agreements
Securities purchased under resale agreements are treated as collateralized lending as they represent the purchase of securities effected with a simultaneous agreement to sell them back at a future date, which is generally near term. Interest income is accrued and separately disclosed in the consolidated statement of operations. Obligations related to securities sold under repurchase agreements are treated as collateralized borrowing and represent the borrowing equivalent of securities purchased under resale agreements. Interest expense is accrued and reflected in interest expense — other liabilities.

84	CIBC Annual Accountability Report 2006

Notes to the Consolidated Financial Statements
     The right to receive back cash collateral paid and the obligation to return cash collateral received on borrowing and lending of securities are recorded as securities borrowed and securities lent under repurchase agreements, respectively. We monitor the market value of the securities borrowed and lent on a daily basis and call for additional collateral when appropriate. Interest on cash collateral paid and received is recorded in interest income and interest expense, respectively.
Loans
Loans are recorded at amortized cost net of unearned income and allowance for credit losses except for loans that are designated as trading. Interest income is recognized on an accrual basis.
Loan fees and origination costs
Fees relating to loan origination, including commitment, restructuring and renegotiation fees, are considered an integral part of the yield earned on a loan, and are deferred as unearned income and amortized to interest income over the term of the loan. Incremental direct costs for originating or acquiring a loan are netted against origination fees. Deferred loan origination costs that exceed fees are recognized within other assets and amortized to interest income over the term of the loan. Fees received for commitments that are not expected to result in a loan are included in non-interest income over the commitment period. Loan syndication fees are included in non-interest income on completion of the syndication arrangement, provided that the yield on the portion of the loan we retain is at least equal to the average yield earned by the other lenders involved in the financing; otherwise, an appropriate portion of the fee is deferred as unearned income and amortized to interest income to produce an equal average yield over the term of the loan.
Impaired loans
We classify loans as impaired when, in our opinion, there is no longer reasonable assurance of the timely collection of the full amount of principal and interest. Generally, loans on which repayment of principal or payment of interest is contractually 90 days in arrears are automatically considered impaired unless they are fully secured and in the process of collection. Notwithstanding management’s assessment of collectibility, such loans are considered impaired if payments are 180 days in arrears. Exceptions are as follows:
•	Credit card loans are not classified as impaired but are instead fully written off when payments are contractually 180 days in arrears.
•	Loans guaranteed or insured by the Canadian government, the provinces or a Canadian government agency are classified as impaired only when payments are contractually 365 days in arrears.
When a loan is classified as impaired, accrual of interest ceases. All uncollected interest is recorded as part of the loan’s carrying value for the purpose of determining the loan’s estimated realizable value and establishing allowances for credit losses. No portion of cash received on any impaired loan is recorded as income until such time as any prior write-off has been recovered and any specific allowance has been reversed, and it is determined that the principal and interest are fully collectible in accordance with the original contractual terms of the loan.
     Impaired loans are carried at their estimated net realizable values determined by discounting the expected future cash flows at the interest rate inherent in the loan. When the amount and timing of future cash flows cannot be estimated reliably, the loan is carried at either the fair value of the security underlying the loan or the fair value of the loan.
Loans designated as trading
Loans designated as trading are purchased or originated either for resale generally within a short period of time or to hedge other elements of the trading book. These trading loans are stated at fair value. Fair value is determined based on market prices or, where market prices are not readily available, fair value is estimated using pricing models that are based on current available market data. Gains and losses realized on disposition and unrealized gains and losses from market fluctuations are included in trading revenue. Interest income from loans that are designated as trading is included in interest income.
Allowance for credit losses
We establish and maintain an allowance for credit losses that we consider the best estimate of probable credit-related losses existing in our portfolio of on- and off-balance sheet financial instruments, giving due regard to current conditions. The allowance for credit losses consists of specific and general components.
Specific allowance
We conduct ongoing credit assessments of the business and government loan portfolio on an account-by-account basis and establish specific allowances when impaired loans are identified. Residential mortgages, personal loan and credit card, and certain small business loan portfolios consist of large numbers of homogeneous balances of relatively small amounts, for which specific allowances are established by reference to historical ratios of write-offs to balances in arrears and to balances outstanding.
General allowance
The general allowance is provided for losses which we estimate are inherent in the portfolio at the balance sheet date, but not yet identified and, therefore, not yet captured in the determination of specific allowances.
     The credit portfolios to which the general allowance applies include business loans and acceptances, consumer loans, and off-balance sheet credit instruments, such as credit commitments and letters of credit.
     The general allowance is established based on expected loss rates associated with different credit portfolios at different risk levels and the estimated time period for losses that are present but yet to be specifically identified, adjusting for our view of the current and ongoing economic and portfolio trends.
     Expected loss rates for business loan portfolios are based on the risk rating of each credit facility and on the probability of default factors associated with each risk rating, as well as estimates of loss given default. The probability of default factors reflects our historical experience over an economic cycle, and is supplemented by data derived from defaults in the public debt markets. Loss given default estimates are based on our experience over past years. For consumer loan portfolios, expected losses are based on our historical loss rates and aggregate balances.
     The level of the general allowance is determined by a number of factors, including the size, relative risk profiles and changes in credit quality of the portfolios, as well as economic trends. The parameters that drive the general allowance calculation are updated regularly, based on our experience and that of the market in general.
Securitizations
Securitizations are accounted for as sales when we surrender control of the transferred assets and receive consideration other than beneficial

CIBC Annual Accountability Report 2006	85

Notes to the Consolidated Financial Statements
interests in the transferred assets. When such sales occur, we may retain interest-only strips, one or more subordinated tranches and, in some cases, a cash reserve account, all of which are considered retained interests in the securitized assets.
     Gains or losses on securitizations accounted for as sales are recognized in non-interest income net of servicing and depend, in part, upon the allocation of previous carrying amounts to assets sold and retained interests. These carrying amounts are allocated in proportion to the relative fair value of the assets sold and retained interests. Quoted market prices, if available, are used to obtain fair value. However, as market prices are generally not available for retained interests, we estimate fair value based on the present value of expected future cash flows. This requires us to estimate the credit losses, the rate of prepayments, forward yield curves, discount rates and other factors that influence the value of retained interests.
     Retained interests in securitized assets are classified as investment securities and stated at their original carrying amounts, and are reviewed for impairment, based on expected cash flows as previously described, on a quarterly basis.
     Non-interest income from securitized assets comprises income from retained interests, losses under recourse arrangements and servicing income, and is reported separately in the consolidated statement of operations.
Derivative instruments
We use derivatives in two broadly defined activities: trading and asset/liability management (ALM).
Derivatives held for trading purposes
Our derivative trading activities are primarily driven by client trading activities. Clients transact with CIBC as part of their own risk management, investing and trading activities. To facilitate these activities, we act as a derivatives dealer or market maker, and are prepared to transact with clients by quoting bid and offer prices. We also take limited proprietary trading positions in the interest rate, foreign exchange, debt, equity and commodity markets, with the objective of earning income.
     All financial and commodity derivative instruments held for trading purposes are stated at fair value. Quoted market prices, when available, are used to determine the fair value of derivatives held for trading. Otherwise, fair value is estimated, using pricing models that are based on current market quotations, where available. Where appropriate, the estimates include a valuation adjustment to cover market, model and credit risks, as well as administrative costs. Gains at inception of derivative transactions are recognized when the fair value of those derivatives are obtained from quoted market prices, are supported by reference to other observable market transactions, or are based upon valuation techniques that incorporate either directly observable market data or highly correlated and observable proxy market data. Realized and unrealized trading gains and losses are included in trading activities. Derivatives with positive fair value are reported as assets, while derivatives with negative fair value are reported as liabilities, in both cases as derivative instruments market valuation.
     Gains at inception on derivatives embedded in financial instruments (hybrid instruments) bifurcated for accounting purposes are not recognized at inception, instead they are amortized over the life of the hybrid instrument.
Derivatives held for ALM purposes
We use derivative instruments, primarily interest rate swaps and, to a lesser degree, futures, forward rate agreements and options contracts, to manage financial risks, such as movements in interest rates and foreign exchange rates. These instruments are used for hedging activities, including offsetting or modifying the interest rate risk of specific non-trading on-balance sheet assets and liabilities, or groups of non-trading on-balance sheet assets and liabilities, and as hedges of firm commitments or anticipated transactions.
Derivatives that qualify for hedge accounting
In order for derivatives to qualify for hedge accounting, the hedge relationship must be designated and formally documented at its inception, outlining the particular risk management objective and strategy, the specific asset, liability or cash flow being hedged, as well as how effectiveness is assessed. Hedge relationships are designated as a fair value hedge, a cash flow hedge, or a hedge of foreign currency exposure of a net investment in a foreign operation. The derivatives must be effective in offsetting either changes in the fair value or cash flow attributable to the risk being hedged both at inception and over the term of the hedging relationship.
     When derivative instruments have been designated within a hedge relationship and are highly effective in offsetting the identified risk characteristics of specific financial assets and liabilities, or groups of financial assets and liabilities, hedge accounting is applied to these derivative instruments. Hedge accounting requires that gains, losses, revenue and expenses of a hedging item be recognized in the same period that the associated gains, losses, revenue and expenses of the hedged item are recognized. For interest rate swaps, this accounting treatment generally results in interest income or expense on non-trading on-balance sheet assets and liabilities being reflected in the consolidated statement of operations at their hedged rates rather than their original contractual interest rates. Derivative instruments designated within effective hedge relationships are generally included at their accrued values in other assets or other liabilities.
     Certain deposits, whose values are determined based on an underlying non-equity based index or asset, are accounted for on a modified accrual basis. Under this method, the carrying value of these deposits is adjusted to reflect changes in the current value of the underlying index or asset, subject to a minimum guaranteed redemption value, if any. These adjustments are recorded as interest expense. Derivatives that hedge the fair value of these deposits are carried at fair value. Amounts arising from these derivatives are deferred and recognized in interest expense to offset changes in the carrying value of those deposits.
     Foreign currency derivative instruments that hedge foreign currency exposures arising from foreign currency denominated assets and liabilities are revalued each month, using the spot foreign exchange rate, and are included in other assets or other liabilities. Resulting gains and losses are recognized as foreign exchange other than trading within non-interest income. The hedged items are also revalued using the spot foreign exchange rate, with the resulting gains or losses recognized as foreign exchange other than trading within non-interest income.
     Foreign currency forward contracts that hedge foreign currency exposures arising from net investments in foreign operations are revalued each month, using the spot foreign exchange rate, and are included in other assets or other liabilities. Resulting gains and losses, net of applicable taxes, are recognized in foreign currency translation adjustments. Any premium or discount resulting from differences between the contracted forward and spot foreign exchange rates due to interest rate differentials is amortized in foreign exchange other than trading within non-interest income.

86	CIBC Annual Accountability Report 2006

Notes to the Consolidated Financial Statements
     Realized and unrealized gains and losses on derivative instruments used to hedge firm commitments or anticipated transactions are deferred and recognized as income when the committed or anticipated transactions occur. An anticipated transaction can be hedged only when the transaction is specifically identified, and it is probable that the anticipated transaction will occur.
     Premiums paid for options used for hedging purposes are generally amortized over the life of the contract or the term of the hedge, as appropriate.
     A hedge relationship is terminated if the hedge ceases to be effective; if the underlying asset or liability being hedged is derecognized or, if it is no longer probable that the anticipated transaction will occur and the derivative instrument is still outstanding; or, if the hedge relationship is dedesignated.
     If a hedge relationship is terminated, any difference between the fair value and the carrying value of the hedging derivatives upon termination is deferred in other assets or other liabilities. The deferred amount is recognized into income or expense on the same basis as gains, losses, revenue and expenses of the previously hedged item, generally by amortization over the remaining term of the hedged asset or liability.
Derivatives that do not qualify for hedge accounting
Certain derivatives held for ALM purposes are carried at fair value because they do not meet the requirements for hedge accounting. Since these derivatives offset or mitigate market risks, we consider them to be economic hedges for the corresponding risks in the underlying positions. In addition, this category includes seller swaps whose risks are managed in the context of ALM activities. Derivatives with positive fair value are reported as assets, while derivatives with negative fair value are reported as liabilities, in both cases as derivative instruments market valuation. Gains and losses on these derivatives are included in other non-interest income or foreign exchange other than trading, as appropriate.
Mortgage commitments
Mortgage interest rate commitments are given out to our retail clients at no charge in contemplation of borrowing to finance the purchase of homes under mortgages to be funded by CIBC in the future. These commitments are usually extended for periods of up to 90 days and generally entitle the borrower to receive funding at the lower of the interest rate at the time of the commitment and the rate applicable at funding date. We use financial instruments, such as interest rate derivatives, to economically hedge our exposure to an increase in interest rates. We carry both our liability to the retail client (based on an estimate of the commitments expected to be exercised) and the associated economic hedges at fair value with changes in the fair value of both recorded in other non-interest income. In addition, as the commitments are an integral part of the mortgage, both their initial fair value and their fair value upon funding, if any, are recognized over the life of the mortgage that results.
Offsetting of financial assets and financial liabilities
Financial assets and financial liabilities are presented net when we have a legally enforceable right to set off the recognized amounts and intend to settle on a net basis or to realize the asset and settle the liability simultaneously.
Acceptances and customers’ liability under acceptances
Acceptances constitute a liability of CIBC on negotiable instruments issued to third parties by our customers. We earn a fee for guaranteeing and then making the payment to the third parties. The amounts owed to us by our customers in respect of these guaranteed amounts are reflected in assets as customers’ liability under acceptances.
Land, buildings and equipment
Land is reported at cost. Buildings, furniture, equipment and leasehold improvements are reported at cost less accumulated amortization.
     Amortization is recorded on a straight-line basis as follows:

•	Buildings	40 years

•	Computer equipment and software	2 to 7 years

•	Office furniture and other equipment	4 to 15 years

•	Leasehold improvements	Over estimated useful life
Gains and losses on disposal are reported in other non-interest income.
Goodwill and other intangible assets
We use the purchase method of accounting for all business combinations. Identifiable intangible assets are recognized separately from goodwill and included in other intangible assets. Goodwill represents the excess of the purchase price over the fair value of the net tangible and other intangible assets acquired in business combinations. Goodwill is allocated to the reporting unit that is expected to benefit from the synergies of the business combination. Reporting units comprise business operations with similar economic characteristics and strategies. Goodwill and other intangible assets with an indefinite life are not amortized but are subjected to impairment review at least annually and, if impaired, are written down to fair value.
     The impairment test for goodwill is based on a comparison of the carrying amount of the reporting unit, including the allocated goodwill, with its fair value. This fair value is determined using a market or income valuation approach incorporating factors such as projected cash flows, projected forward earnings and/or price earnings multiples. When the carrying amount of a reporting unit exceeds its fair value, any impairment of goodwill is measured by comparing the carrying value of the goodwill with its implied fair value. The implied fair value of goodwill is the excess of the fair value of the reporting unit over the fair value of its net tangible and other intangible assets.
     The impairment test for other intangible assets with an indefinite life is based on a comparison of its carrying amount with its fair value, measured using valuation models which incorporate factors such as projected cash flows and market comparables.
     Other intangible assets with a definite life are amortized over their estimated useful lives, generally not exceeding 20 years, and are also subjected to an assessment for impairment periodically.
Future income taxes
We use the asset and liability method to provide for income taxes. The asset and liability method requires that income taxes reflect the expected future tax effect of temporary differences between the carrying amounts of assets or liabilities and their tax bases. Future income tax assets and liabilities are determined for each temporary difference and for unused losses for tax purposes, as applicable, at rates expected to be in effect when the asset is realized or the liability is settled. A valuation allowance is established, if necessary, to reduce the future income tax asset to an amount that is more likely than not to be realized.
Equity-linked deposit contracts
Equity-linked GICs or equity-linked notes deposit obligations vary according to the performance of certain equity levels or indices. These

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Notes to the Consolidated Financial Statements
deposit obligations are generally subject to a guaranteed minimum redemption amount, such as the obligation to return the investor’s initial investment at maturity. We separate or bifurcate the equity-linked deposit contracts into an embedded derivative and a residual discounted deposit instrument. The embedded derivative is measured at fair value with changes in fair value recorded in other non-interest income. The discounted deposit instrument is accreted to par principal value at maturity with the expense recorded in interest expense.
Employee future benefits
We are the sponsor of a number of employee benefit plans. These plans include both defined benefit and defined contribution pension plans, and various other post-retirement and post-employment benefit plans.
Defined benefit plans
We accrue our obligations for defined benefit plans and related costs, net of plan assets. The cost of pensions and other post-retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on service and our best estimate of expected return on plan assets, salary escalation, retirement ages of employees, mortality and expected health-care costs. The discount rate used to value liabilities is based on market rates as at the measurement date.
     The expected return on plan assets is based on our best estimate of the long-term expected rate of return on plan assets and a market-related value of plan assets. The market-related value of plan assets is determined using a methodology where the difference between the actual and expected market value of plan assets is recognized over three years.
     Past service costs from plan amendments are amortized on a straight-line basis over the expected average remaining service period over which employees become fully eligible for benefits, since it is expected that we will realize economic benefit from these plan changes during this period.
     Net actuarial gains and losses that exceed 10% of the greater of the accrued benefit obligation or the market-related value of plan assets are also amortized on a straight-line basis over the expected average remaining service life of covered employees. Experience will often deviate from the actuarial assumptions resulting in actuarial gains or losses.
     The expected average remaining service life of employees covered by the defined benefit pension plans is 10 years (2005: 12 years). The expected average remaining service life of employees covered by the other benefit plans is 12 years (2005: 14 years).
     The accrued benefit asset or liability represents the cumulative difference between the expense and funding contributions and is included in other assets and other liabilities.
     A valuation allowance is recognized when the accrued benefit asset for any plan is greater than the future economic benefit expected to be realized from sponsoring the plan. A change in the valuation allowance is recognized in the consolidated statement of operations for the period in which the change occurs.
     When the restructuring of a defined benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.
Defined contribution plans
Costs for defined contribution plans are recognized during the year in which the service is provided.
Stock-based compensation
We provide compensation to directors and certain employees in the form of stock options and/or share-based awards.
     We use the fair value-based method to account for stock options granted to employees. The value is recognized over the applicable vesting period as an increase to compensation expense and contributed surplus. When the options are exercised, the proceeds we receive, together with the amount in contributed surplus, are credited to common share capital. No expense was recognized for stock options granted prior to November 1, 2001; when these options are exercised, the proceeds received are recorded as common share capital.
     Up to 50% of options relating to the Employee Stock Option Plan granted prior to 2000 can be exercised as stock appreciation rights (SARs). SARs obligations, which arise from changes in the market price of CIBC’s common shares, are recorded in the consolidated statement of operations with a corresponding offset in other liabilities. If SARs are exercised as purchases of shares, the exercise price, together with the relevant amount in other liabilities, representing the value of shares at the market price, is credited to common share capital.
     Compensation expense in respect of share-based awards under the Restricted Share Program which meet certain criteria, is recognized in the year for which the grant is made, in an amount equal to the total to be transferred to the trust in respect of the current year allocations. Compensation expense in respect of special grants is recognized over the applicable vesting period. In the event of forfeitures of unvested grants, any market gains or losses arising from the forfeiture event are recorded in contributed surplus.
     Compensation expense in respect of awards under the Performance Share Unit (PSU) program which meet certain criteria are recognized in the year for which the grant is made. The amount recognized is based on management’s best estimate of the expected number of PSUs to vest.
     Amounts paid under the directors’ plans are charged to compensation expense. Obligations relating to deferred share units under the directors’ plans change with CIBC’s common share price, and the change is recognized as a compensation expense or credit in the year in which the change occurs.
     Our contribution under the Employee Share Purchase Plan (ESPP) is expensed as incurred.
Earnings per share
Basic earnings per share (EPS) is determined as net income minus dividends and premiums on preferred shares, divided by the weighted-average number of common shares outstanding for the period.
     Diluted EPS is determined as net income minus dividends and premiums on preferred shares, divided by the weighted-average number of diluted common shares outstanding for the period. Diluted common shares reflect the potential dilutive effect of exercising the stock options based on the treasury stock method. The treasury stock method determines the number of incremental common shares by assuming that the average outstanding stock options, whose exercise price is less than the average market price of CIBC’s common stock during the period, are exercised and then reduced by the number of common shares assumed to be repurchased with the exercise proceeds. Year-to-date incremental common shares are computed by taking a weighted-average of the number of incremental common shares included in each interim period.

88	CIBC Annual Accountability Report 2006

Notes to the Consolidated Financial Statements
Non-interest income
Underwriting and advisory fees and commissions on securities transactions are recognized as revenue when the related services are performed. Deposit and payment fees and insurance fees are recognized over the period that the related services are provided.
     Card fees primarily include interchange income, late fees, cash advance fees and annual fees. Card fees are recognized as billed, except for annual fees which are recognized over a 12-month period.
     Investment management and custodial fees are primarily investment, estate and trust management fees and are recorded on an accrual basis. Prepaid fees are deferred and amortized over the contract term.
     Mutual fund fees are recorded on an accrual basis.
Accounting changes
Variable interest entities
On November 1, 2004, we adopted the Canadian Institute of Chartered Accountants (CICA) Accounting Guideline (AcG) 15, “Consolidation of Variable Interest Entities,” which provides a framework for identifying a VIE and requires a primary beneficiary to consolidate a VIE. A primary beneficiary is the enterprise that absorbs a majority of the VIE’s expected losses or receives a majority of the VIE’s expected residual returns, or both.
     We were considered the primary beneficiary of VIEs with total assets of approximately $2.6 billion as at November 1, 2004. The consolidation of these VIEs resulted in an increase to assets and liabilities of approximately $2.5 billion as at November 1, 2004. This change in accounting policy resulted in an after-tax credit to opening retained earnings of $10 million ($21 million pre-tax) as at November 1, 2004, representing the difference between the net amount added to the consolidated balance sheet and the amount of any previously recognized interest in the newly consolidated entities. We were also considered the primary beneficiary of certain compensation trusts with assets of approximately $420 million as at November 1, 2004.
     Additional considerations regarding the guideline are detailed in Note 5.
Liabilities and equity
On November 1, 2004, we retroactively adopted the amendments to the CICA handbook section, “Financial Instruments — Disclosure and Presentation.” The amended standard requires that preferred shares that are convertible into a variable number of common shares at the option of the holder be presented as liabilities rather than as equity, and dividend payments and premium on redemptions arising from such preferred shares be treated as interest expense within the consolidated statement of operations.
Prior year financial information
Certain prior year financial information has been reclassified to conform with the presentation adopted in the current year.
Future accounting policy changes
A description of future Canadian accounting policy changes is provided in Note 27. A description of future U.S. accounting policy changes is provided in Note 25.
   Note 2      Future Acquisition and Significant Disposition
FirstCaribbean International Bank
On June 29, 2006, we announced the signing of a definitive agreement with Barclays Bank PLC (Barclays) for the acquisition of 90% to 100% of its ownership interest in FirstCaribbean International Bank (FirstCaribbean). Barclays currently owns 43.7% of FirstCaribbean. The transaction, which is conditional upon regulatory approvals, is expected to close by the end of calendar year 2006. Pursuant to the definitive agreement, we will initially acquire 90% of Barclays’ interest in FirstCaribbean for US$1.62 per FirstCaribbean common share. Promptly thereafter, we are required to initiate a tender offer at the same price for Barclays’ remaining interest and the 12.6% interest held by minority shareholders. We will also pay an additional sum to Barclays, as well as the other shareholders who tender their shares to this offer, to reflect dividends in respect of their period of ownership prior to closing.
     If we acquire 100% of the Barclays’ stake and none of the other minority shareholders tender their shares, the total consideration will be approximately US$1.08 billion and, we will own approximately 87.4% of the common shares of FirstCaribbean. It is our intention to pay for the FirstCaribbean common shares in cash.
     We currently own 43.7% of FirstCaribbean, which we account for under the equity method of accounting. The financial statements of FirstCaribbean will be consolidated from the closing date of the transaction.
Juniper Financial Corp.
On December 1, 2004, we sold Juniper Financial Corp. (Juniper) to Barclays for gross consideration of US$293 million and recognized a gain of $115 million ($64 million after-tax) on the sale, which was included in other non-interest income. Prior to the sale, we had a 98% interest in Juniper. Juniper’s senior management owned the remaining 2%. The sale has not had a significant impact on our ongoing results of operations.

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Notes to the Consolidated Financial Statements
   Note 3      Securities

	Residual term to contractual maturity
									No specific
$ millions, as at October 31	Within 1 year		1 to 5 years		5 to 10 years		Over 10 years		maturity		2006 Total		2005 Total
	Carrying		Carrying		Carrying		Carrying		Carrying		Carrying		Carrying
	value	Yield(1)	value	Yield(1)	value	Yield(1)	value	Yield(1)	value	Yield(1)	value	Yield(1)	value	Yield(1)

Investment securities
Securities issued or guaranteed by:
Canadian federal government	$3,904	3.5%	$3,826	3.4%	$12	4.5%	$55	8.0%	$—	—%	$7,797	3.5%	$1,820	3.2%
Other Canadian governments	18	3.8	34	4.2	—	—	422	5.8	—	—	474	5.6	565	6.0
U.S. Treasury	24	3.3	79	3.7	4,579	3.6	—	—	—	—	4,682	3.6	4,934	3.6
Other U.S. agencies	—	—	—	—	157	6.9	—	—	—	—	157	6.9	928	6.6
Other foreign governments	11	3.3	235	7.4	—	—	—	—	—	—	246	7.2	250	7.3
Mortgage-backed securities(2)	3	6.9	4,656	4.0	32	5.6	732	3.9	—	—	5,423	4.0	4,222	3.8
Asset-backed securities	20	4.7	486	4.7	73	5.0	531	6.7	—	—	1,110	5.7	364	3.6
Corporate debt	84	5.1	6	5.1	111	4.7	—	—	—	—	201	4.9	118	3.5
Corporate equity	25	6.1	110	4.5	9	4.2	—	—	107	—	251	—	311	—
Private debt	353	8.3	57	6.5	6	11.9	14	13.1	16	8.7	446	8.2	436	6.4
Private equity	—	—	—	—	—	—	—	—	380	—	380	—	394	—

Total debt securities Carrying value	$4,417		$9,379		$4,970		$1,754		$16		$20,536		$13,637
Fair value	$4,423		$9,432		$4,680		$1,855		$28		$20,418		$13,489

Total equity securities Carrying value	$25		$110		$9		$—		$487		$631		$705
Fair value(3)	$25		$113		$10		$—		$783		$931		$922

Total investment securities
Carrying value	$4,442		$9,489		$4,979		$1,754		$503		$21,167		$14,342
Fair value(3)	$4,448		$9,545		$4,690		$1,855		$811		$21,349		$14,411

Trading securities(4)
Securities issued or guaranteed by:
Canadian federal government	$3,440		$2,608		$689		$326		$—		$7,063		$9,498
Other Canadian governments	305		785		825		546		—		2,461		2,800
U.S. Treasury and agencies	4,046		1,838		157		29		—		6,070		4,507
Other foreign governments	2		91		142		—		—		235		212
Mortgage-backed securities(5)	50		23		41		1,070		26		1,210		1,564
Asset-backed securities	1,140		90		258		670		7		2,165		901
Corporate debt	4,344		2,105		1,462		1,378		—		9,289		8,553
Corporate equity	—		4		21		5		33,808		33,838		25,387

Total trading securities	$13,327		$7,544		$3,595		$4,024		$33,841		$62,331		$53,422

Total securities
Carrying value(6)	$17,769		$17,033		$8,574		$5,778		$34,344		$83,498		$67,764
Fair value(3)	$17,775		$17,089		$8,285		$5,879		$34,652		$83,680		$67,833

(1)	Represents the weighted-average yield, which is determined by applying the weighted average of the yields of individual fixed income securities and the stated dividend rates of corporate and private equity securities.

(2)	Includes securities issued or guaranteed by government, having a carrying value of $4.7 billion (2005: $3.6 billion) and a fair value of $4.7 billion (2005: $3.6 billion).

(3)	The fair value of publicly traded equity investment securities does not take into account any adjustments for resale restrictions that expire within one year or for future expenses.

(4)	As trading securities are recorded at fair value, carrying value equals fair value.

(5)	Includes securities issued or guaranteed by government, having a carrying value of $33 million (2005: $42 million).

(6)	Includes securities denominated in U.S. dollars $34.8 billion (2005: $29.0 billion) and securities denominated in other foreign currencies $3.1 billion (2005: $1.7 billion).

90	CIBC Annual Accountability Report 2006

Notes to the Consolidated Financial Statements
Fair Value of Investment Securities

$ millions, as at October 31	2006				2005
	Carrying	Unrealized	Unrealized	Fair	Carrying	Unrealized	Unrealized	Fair
	value	gains	losses	value	value	gains	losses	value

Securities issued or guaranteed by:
Canadian federal government	$7,797	$20	$(6)	$7,811	$1,820	$12	$(3)	$1,829
Other Canadian governments	474	67	—	541	565	79	—	644
U.S. Treasury	4,682	—	(305)	4,377	4,934	—	(341)	4,593
Other U.S. agencies	157	10	—	167	928	56	—	984
Other foreign governments	246	19	—	265	250	28	—	278
Mortgage-backed securities(1)	5,423	12	(4)	5,431	4,222	31	(5)	4,248
Asset-backed securities	1,110	33	—	1,143	364	7	—	371
Corporate debt	201	2	—	203	118	—	—	118
Corporate equity(2)	251	145	(2)	394	311	109	(7)	413
Private debt	446	35	(1)	480	436	23	(35)	424
Private equity	380	182	(25)	537	394	178	(63)	509

	$21,167	$525	$(343)	$21,349	$14,342	$523	$(454)	$14,411

(1)	Includes securities issued or guaranteed by government, with a carrying value of $4.7 billion (2005: $3.6 billion) and a fair value of $4.7 billion (2005: $3.6 billion).

(2)	Includes certain securities hedged by forward sale contracts with maturities in November 2006. The unrealized gains related to these securities would decrease by $40 million (2005: $18 million) as a result of these hedges.
For investments where the fair value is less than the carrying value, the following table presents current fair value and associated unrealized losses for periods less than 12 months and 12 months or longer:

$ millions, as at October 31	2006						2005
	Less than 12 months		12 months or longer			Total	Less than 12 months		12 months or longer			Total
		Gross		Gross		Gross		Gross		Gross		Gross
	Fair	unrealized	Fair	unrealized	Fair	unrealized	Fair	unrealized	Fair	unrealized	Fair	unrealized
	value	losses	value	losses	value	losses	value	losses	value	losses	value	losses

Investment securities
Securities issued or guaranteed by:
Canadian federal government	$3,795	$(5)	$1,056	$(1)	$4,851	$(6)	$1,135	$(3)	$—	$—	$1,135	$(3)
Other Canadian governments	29	—	—	—	29	—	24	—	—	—	24	—
U.S. Treasury	1	—	4,274	(305)	4,275	(305)	1	—	4,485	(341)	4,486	(341)
Other U.S. agencies	—	—	—	—	—	—	—	—	—	—	—	—
Other foreign governments	11	—	—	—	11	—	4	—	—	—	4	—
Mortgage-backed securities	154	(2)	41	(2)	195	(4)	1,419	(5)	19	—	1,438	(5)
Asset-backed securities	19	—	—	—	19	—	—	—	—	—	—	—
Corporate debt	56	—	—	—	56	—	89	—	—	—	89	—
Corporate equity	—	—	19	(2)	19	(2)	126	(7)	1	—	127	(7)
Private debt	7	(1)	5	—	12	(1)	197	(35)	3	—	200	(35)
Private equity	43	(11)	45	(14)	88	(25)	125	(55)	6	(8)	131	(63)

	$4,115	$(19)	$5,440	$(324)	$9,555	$(343)	$3,120	$(105)	$4,514	$(349)	$7,634	$(454)

As at October 31, 2006, the carrying value of 97 investment securities exceeded their fair value by $343 million. The securities that have been in a gross unrealized loss position for more than a year include 23 securities, with a gross unrealized loss of $324 million.
     We have determined that any unrealized losses on our investment securities are temporary in nature. We conduct a quarterly review to identify and evaluate investments that show indications of possible impairment. An investment is considered impaired if its fair value falls below its cost, and the decline is considered other-than-temporary. Factors considered in determining whether a loss is temporary include the length of time and extent to which fair value has been below cost; financial condition and near-term prospects of the issuer; and our ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery.
     The review of impairment generally entails:
•	Identification and evaluation of investments with indications of possible impairment;

•	Analysis of individual investments that have a fair value of less than cost or amortized cost, including consideration of the length of time the investment has been in an unrealized loss position;

•	Discussion of evidential matter, including an evaluation of factors or triggers that would or could cause individual investments to qualify as having other-than-temporary impairments; and

•	Documentation of the results of these analyses.

CIBC Annual Accountability Report 2006	91

Notes to the Consolidated Financial Statements
The following table presents realized gains, losses and impairment write-downs on investment securities:
Investment Securities Gains, Net

$ millions, for the year ended October 31	2006	2005	2004

Realized gains	$148	$725	$494
Realized losses	(19)	(41)	(74)
Impairment write-downs	(89)	(107)	(184)

Total	$40	$577	$236

Note 4 Loans

$ millions, as at October 31					2006					2005
	Gross	Specific	General	Total		Gross	Specific	General	Total
	amount	allowance	allowance	allowance	Net total(1)(2)	amount	allowance	allowance	allowance	Net total(1)(2)

Residential mortgages	$81,358	$13	$12	$25	$81,333	$77,216	$18	$19	$37	$77,179
Personal(3)	28,052	245	380	625	27,427	28,198	262	349	611	27,587
Credit card	7,253	105	102	207	7,046	6,655	101	106	207	6,448
Business and government(4)	30,404	179	406	585	29,819	31,350	280	501	781	30,569

	$147,067	$542	$900	$1,442	$145,625	$143,419	$661	$975	$1,636	$141,783

(1)	Loans are net of unearned income of $113 million (2005: $123 million).

(2)	Includes gross loans of $7.3 billion (2005: $8.1 billion) denominated in U.S. dollars and of $2.5 billion (2005: $2.3 billion) denominated in other foreign currencies.

(3)	Includes $292 million (2005: $336 million), including a non-recourse portion of approximately $79 million (2005: $117 million), relating to loans to certain individuals while employed by CIBC to finance a portion of their participation in funds which make private equity investments on a side-by-side basis with CIBC and its affiliates. These loans are secured by the borrowers’ interest in the funds. Of these, $205 million (2005: $200 million) relate to individuals who are no longer employed by CIBC.

(4)	Includes $3.6 billion (2005: $3.0 billion) designated as trading.
Loan Maturities

	Residual term to contractual maturity
	Within	1 to 5	5 to 10	Over	2006
$ millions, as at October 31	1 year	years	years	10 years	Total

Residential mortgages	$8,388	$64,438	$7,885	$647	$81,358
Personal	13,883	13,395	596	178	28,052
Credit card	7,253	—	—	—	7,253
Business and government	15,006	8,914	4,420	2,064	30,404

	$44,530	$86,747	$12,901	$2,889	$147,067

Sensitivity of loans due after one year to changes in interest rates
Fixed interest rates		$34,411	$8,442	$1,312	$44,165
Floating interest rates		52,336	4,459	1,577	58,372

		$86,747	$12,901	$2,889	$102,537

Allowance for Credit Losses

	Specific allowance			General allowance			Total allowance
$ millions, as at or for the year ended October 31	2006	2005	2004	2006	2005	2004	2006	2005	2004

Balance at beginning of year	$663	$803	$856	$975	$1,025	$1,100	$1,638	$1,828	$1,956
Provision for (recovery of) credit losses	612	756	703	(64)	(50)	(75)	548	706	628
Write-offs	(866)	(1,001)	(960)	—	—	—	(866)	(1,001)	(960)
Recoveries	118	124	215	—	—	—	118	124	215
Transfer from general to specific(1)	11	—	—	(11)	—	—	—	—	—
Foreign exchange and other adjustments	6	(19)	(11)	—	—	—	6	(19)	(11)

Balance at end of year	$544	$663	$803	$900	$975	$1,025	$1,444	$1,638	$1,828

Comprised of: Loans	$542	$661	$800	$900	$975	$1,025	$1,442	$1,636	$1,825
Letters of credit(2)	2	2	2	—	—	—	2	2	2
Loan substitute securities(3)	—	—	1	—	—	—	—	—	1

(1)	Related to student loan portfolio.

(2)	Allowance on letters of credit is included in other liabilities.

(3)	Allowance on loan substitute securities is included in securities.

92	CIBC Annual Accountability Report 2006

Notes to the Consolidated Financial Statements
Impaired Loans

$ millions, as at October 31			2006			2005
	Gross	Specific		Gross	Specific
	amount	allowance	Net total	amount	allowance	Net total

Residential mortgages	$118	$13	$105	$141	$18	$123
Personal(1)	268	245	23	292	262	30
Credit card(1)	—	105	(105)	—	101	(101)
Business and government	244	179	65	516	280	236

Total impaired loans(2)	$630	$542	$88	$949	$661	$288

(1)	Specific allowances for large numbers of homogeneous balances of relatively small amounts are established by reference to historical ratios of write-offs to balances in arrears and to balances outstanding; this may result in negative net impaired loans.

(2)	Average balance of gross impaired loans totalled $0.8 billion (2005: $1.0 billion).
As at October 31, 2006, other past due loans totalled $45 million (2005: $54 million) all of which were in Canada. Other past due loans, excluding credit card loans and government-guaranteed loans, are loans where repayment of principal or payment of interest is contractually in arrears between 90 and 180 days. These loans have not been classified as impaired loans because they are both fully secured and in the process of collection. If the number of days in arrears reaches 180, the loans become impaired notwithstanding the security held.
As at October 31, 2006, the interest entitlements on loans classified as impaired totalled $46 million (2005: $64 million; 2004: $73 million), of which $45 million (2005: $58 million; 2004: $57 million) were in Canada and $1 million (2005: $6 million; 2004: $16 million) were outside Canada. During the year, interest recognized on loans before being classified as impaired totalled $56 million (2005: $63 million; 2004: $73 million), of which $56 million (2005: $62 million; 2004: $63 million) was in Canada and nil (2005: $1 million; 2004: $10 million) was outside Canada.
Net Interest Income after Provision for Credit Losses

$ millions, for the year ended October 31	2006	2005	2004

Interest income	$13,269	$11,256	$10,188
Interest expense	8,834	6,319	4,930

Net interest income	4,435	4,937	5,258
Provision for credit losses	548	706	628

Net interest income after provision for credit losses	$3,887	$4,231	$4,630

     Note 5 Securitizations and Variable Interest Entities
Securitizations
Residential mortgages
We securitize insured fixed- and variable-rate residential mortgages through the creation of mortgage-backed securities under the Canada Mortgage Bond Program. Beginning in the current year, we also started securitizing uninsured fixed-rate mortgages to a qualifying special purpose entity (QSPE). Upon sale of these assets, a net gain or loss is recognized in income from securitized assets. We retain responsibility for servicing the mortgages and recognize revenue as these services are provided. The following table summarizes our securitization and sales activity:

$ millions, for the year ended October 31	2006	2005	2004

Securitized	$10,314 (1)	$10,178	$7,900
Sold(2)	7,826 (1)	7,876	7,327
Net cash proceeds	7,779	7,842	7,282
Retained interests(3)	127	170	153
Gain on sale, net of transaction costs	27	32	52

Retained interest assumptions:
Prepayment rate (annually)	11.0 – 39.0%	12.0 – 39.0%	12.0 – 40.0%
Discount rate	3.5 – 4.8%	2.6 – 4.2%	2.4 – 4.6%
Expected credit losses	0.0 – 0.1%	—	—

(1)	Includes $1,158 million of uninsured fixed-rate mortgages securitized to a QSPE.

(2)	Assets securitized and not sold are reported as investment securities on the consolidated balance sheet and stated at fair value.

(3)	Retained interests arising from securitization are reported as investment securities on the consolidated balance sheet.

CIBC Annual Accountability Report 2006	93

Notes to the Consolidated Financial Statements
Commercial mortgages
During the year, we securitized and sold $380 million of commercial mortgages through a third-party trust that issues securities. We received net cash proceeds of $389 million on the sale and recognized a net gain of $7 million in income from securitized assets. We retained no beneficial interest, but we continue to service these mortgages, and recognize revenue as services are provided.
Credit cards
We securitize credit card receivables to a QSPE. We maintain the credit card client servicing responsibilities for the securitized receivables and recognize revenue as services are provided. The following table summarizes our securitization activity:

$ millions, for the year ended October 31	2006	2005	2004

Securitized and sold	$381	$2,345 (1)	$1,551
Net cash proceeds	381	2,345 (1)	1,552
Retained interests(2)	32	210	163 (3)
Gain on sale, net of transaction costs	1	18	—

Retained interest assumptions:
Payment rate (monthly)	43.0%	43.9%	42.5%
Discount rate	9.0%	9.0%	9.0%
Expected credit losses	3.5%	3.7%	4.0%

(1)	Net of $350 million related to the wind-down of a previous securitization.

(2)	Retained interests arising from securitization are reported as investment securities on the consolidated balance sheet.

(3)	Retained interest for 2004 includes Juniper. However, assumptions exclude Juniper due to its disposition in December 2004 (Note 2).
The following table summarizes certain cash flows as a result of securitization activity:

		Residential	Commercial	Credit
$ millions, for the year ended October 31		mortgages	mortgages	card loans

2006	Proceeds from new securitizations	$7,779	$389	$381
	Proceeds from collections reinvested in previous credit card securitizations	—	—	21,954
	Servicing fees received	48	—	87
	Other cash flows received on retained interests	165	—	474

2005	Proceeds from new securitizations	$7,842	$—	$2,345
	Proceeds from collections reinvested in previous credit card securitizations	—	—	11,957
	Servicing fees received	37	2	46
	Other cash flows received on retained interests	142	—	271

2004	Proceeds from new securitizations	$7,282	$—	$1,552
	Proceeds from collections reinvested in previous credit card securitizations	—	—	6,571
	Servicing fees received	25	4	34
	Other cash flows received on retained interests	95	—	63

Key economic assumptions used in measuring the fair value of retained interests in securitizations and the sensitivity of the current fair value of residual cash flows to changes in those assumptions are set out in the table below.
The sensitivities are hypothetical and should be viewed with caution, as changes in fair value based on variations in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the retained interests is calculated without changing any other assumptions. Changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

$ millions, as at October 31		2006		2005
	Residential	Credit	Residential	Credit
	mortgages	card loans	mortgages	card loans

Carrying amount of retained interests	$236	$336	$264	$309
Fair value of retained interests	247	341	273	309
Weighted-average remaining life (in years)	2.6	0.2	3.2	0.2
Prepayment/payment rate	7.0 – 39.0%	43.0% (1)	7.0 – 39.0%	43.9%
Impact on fair value of a 10% adverse change	(11)	(2)	(12)	(2)
Impact on fair value of a 20% adverse change	(21)	(4)	(23)	(4)
Expected credit losses	0.0 – 0.1%	3.5%	—	3.7%
Impact on fair value of a 10% adverse change	—	(3)	—	(3)
Impact on fair value of a 20% adverse change	—	(6)	—	(6)
Residual cash flows discount rate (annual rate)	4.3 – 5.1%	9.0%	3.1 – 4.9%	9.0%
Impact on fair value of a 10% adverse change	(1)	—	(1)	—
Impact on fair value of a 20% adverse change	(2)	—	(2)	—

(1)	Monthly payment rate.

94	CIBC Annual Accountability Report 2006

Notes to the Consolidated Financial Statements
Static pool credit losses include actual incurred and projected credit losses divided by the original balance of securitized loans. The following table summarizes our expected static pool credit losses:

% of outstanding loans, as at October 31		2006		2005
	Residential	Credit	Residential	Credit
	mortgages	card loans	mortgages	card loans

Actual and projected credit losses	0.0 – 0.1%	3.5%	—	3.7%

The following table summarizes the loan principal, impaired and other past due loans and net write-offs for total loans reported on our consolidated balance sheet and loans securitized:

$ millions, as at or for the year ended October 31			2006			2005
	Total	Impaired		Total	Impaired
	principal	and		principal	and
	amount of	other past	Net	amount of	other past	Net
Type of loan	loans	due loans	write-offs(1)	loans	due loans	write-offs(1)

Residential mortgages	$101,254	$144	$13	$94,685	$163	$7
Personal	28,052	284	372	28,198	314	353
Credit card	11,722	33	384	10,743	32	385
Business and government(2)	30,779	250	129	31,350	529	214

Total loans reported and securitized(3)	171,807	711	898	164,976	1,038	959

Less: loans securitized
Residential mortgages	19,896	3	1	17,469	3	—
Credit card	4,469	33	149	4,088	32	82
Business and government(2)	375	—	—	—	—	—

Total loans securitized	24,740	36	150	21,557	35	82

Total loans reported on the consolidated balance sheet	$147,067	$675	$748	$143,419	$1,003	$877

(1)	Represents write-offs in the current year net of recoveries on previously written-off loans.

(2)	Includes commercial mortgages and investment grade loans.

(3)	Includes loans outstanding and loans that have been securitized, which we continue to manage.
Variable interest entities
We were considered the primary beneficiary of certain VIEs with total assets of approximately $0.1 billion as at October 31, 2006 (2005: $2.1 billion). The consolidation of these VIEs results in an increase to assets and liabilities of approximately $0.1 billion as at October 31, 2006 (2005: $1.9 billion). During the year, we sold mortgage assets of a consolidated VIE to a QSPE, which we are not required to consolidate. We also deconsolidated certain other VIEs, as we were no longer considered to be the primary beneficiary.
     The assets that support the obligations of the consolidated VIEs primarily comprise residential mortgages of $14 million (2005: $1.0 billion) and securities of $68 million (2005: $0.9 billion). These securities include $24 million (2005: $841 million) relating to investment vehicles, managed by certain of our employees, that make private equity investments, and nil (2005: $58 million) relating to transactions that modify the cash flows of trusts managed by third-party asset managers to create investments with specific risk profiles. Investors in the consolidated VIEs have recourse only to the assets of the VIEs and do not have recourse to our general credit, except where we have provided liquidity facilities, credit enhancements or are a counterparty to a derivative transaction involving the VIE.
     We were considered the primary beneficiary of certain compensation trusts with assets of approximately $400 million as at October 31, 2006 (2005: $312 million). However, the consolidation of these trusts does not have a significant impact as both the assets (CIBC shares) and the liabilities (the obligation to deliver CIBC shares to the participants) of the trusts offset each other in the common shares section of the consolidated balance sheet.
VIEs that are not consolidated
We have significant interests in VIEs that are not consolidated because we are not the primary beneficiary. We may provide these VIEs liquidity facilities, hold their notes, or act as counterparty to derivative contracts.
     These VIEs include several multi-seller conduits in Canada, which we administer, and collateralized debt obligations (CDOs) for which we act as structuring and placement agents and for which we may manage collateral on behalf of investors. At October 31, 2006, these VIEs had assets of approximately $25.1 billion (2005: $19.9 billion).
     Our maximum exposure to loss as a result of our involvement with these VIEs was approximately $17.2 billion as at October 31, 2006 (2005: $15.2 billion). For this purpose, maximum exposure to loss represents the notional amounts of liquidity and credit enhancement facilities and the carrying value of our investments in these VIEs. Actual losses that may arise in respect of this exposure are not expected to be material. The exposures are monitored and managed as part of our risk management processes.
     Our current exposure under derivative transactions with VIEs is reflected in the consolidated financial statements, as the fair value of the derivative contracts are recorded in other assets or other liabilities, and changes in fair value are recognized in other non-interest income.

CIBC Annual Accountability Report 2006	95

Notes to the Consolidated Financial Statements
     Note 6 Land, Buildings and Equipment

$ millions, as at October 31			2006	2005
		Accumulated	Net book	Net book
	Cost(1)	amortization(2)	value	value

Land(3)	$238	$—	$238	$248
Buildings(3)	883	243	640	679
Computer equipment and software	1,942	1,523	419	409
Office furniture and other equipment	839	353	486	560
Leasehold improvements	586	337	249	240

	$4,488	$2,456	$2,032	$2,136

(1)	Includes $242 million (2005: $316 million) of work in progress and not subject to amortization.

(2)	Amortization of buildings, furniture, equipment and leasehold improvements for the year amounted to $206 million (2005: $214 million; 2004: $264 million).

(3)	Land and buildings include amounts of $182 million and $433 million, respectively, for which we are deemed to have ownership for accounting purposes.
     Note 7 Goodwill and Other Intangible Assets
We completed our annual impairment testing on goodwill and other intangible assets and determined that no impairment write-downs were required.
The changes in the carrying amount of goodwill are as follows:

		CIBC Retail		CIBC World	Corporate		CIBC
$ millions, for the year ended October 31		Markets		Markets	and Other		Total

2006	Balance at beginning of year	$883		$57	$6		$946
	Acquisitions	—		—	37	(1)	37
	Adjustments(2)	—		(1)	—		(1)

	Balance at end of year	$883		$56	$43		$982

2005	Balance at beginning of year	$887		$57	$111		$1,055
	Dispositions	(4	)(3)	—	(102	)(4)	(106)
	Adjustments(2)	—		—	(3)		(3)

	Balance at end of year	$883		$57	$6		$946

(1)	Pertains to the acquisition of the remaining non-controlling interest in INTRIA.

(2)	Includes foreign currency translation and other purchase price equation adjustments.

(3)	Pertains to sale of EDULINX Canada Corporation.

(4)	Pertains to sale of Juniper (Note 2).
The components of other intangible assets are as follows:

$ millions, as at October 31			2006			2005
	Gross		Net	Gross		Net
	carrying	Accumulated	carrying	carrying	Accumulated	carrying
	amount	amortization(1)	amount	amount	amortization(1)	amount

Finite-lived other intangible assets
Customer relationships(2)	$121	$65	$56	$121	$55	$66
Contract based(3)	50	30	20	28	11	17

	171	95	76	149	66	83
Indefinite-lived other intangible assets
Contract based	116	—	116	116	—	116

Total other intangible assets	$287	$95	$192	$265	$66	$199

(1)	Amortization of other intangible assets for the year amounted to $29 million (2005: $12 million; 2004: $16 million).

(2)	Certain customer relationships assets were sold as part of Juniper sale in 2005 (Note 2).

(3)	Includes certain contract based assets purchased as part of INTRIA. Certain contract based assets were sold as part of the EDULINX Canada Corporation sale in 2005.

96	CIBC Annual Accountability Report 2006

Notes to the Consolidated Financial Statements
The total estimated amortization expense relating to finite-lived other intangible assets for each of the next five years is as follows:

$ millions

2007	$11
2008	11
2009	11
2010	10
2011	10

     Note 8 Other Assets

$ millions, as at October 31	2006	2005

Accrued interest receivable	$1,089	$886
Accrued benefit asset (Note 16)	1,037	977
Brokers’ client accounts	594	958
Future income tax asset (Note 17)	619	1,002
Other prepayments and deferred items	978	925
Investment in limited partnerships	615	660
Equity-accounted investments	1,096	1,029
Cheques and other items in transit, net	1,189	1,160
Derivative collateral receivable	1,710	1,504
Current income tax receivable	—	288
Derivatives held for ALM, not carried at fair value (Note 21)	959	1,070
Accounts receivable	645	841
Other	426	448

	$10,957	$11,748

     Note 9 Deposits

			Payable on a fixed date(1)
	Payable on	Payable after	Within	1 to	2 to	3 to	4 to	Over	2006	2005
$ millions, as at October 31	demand(2)	notice(3)	1 year	2 years	3 years	4 years	5 years	5 years	Total(4)	Total

Personal	$5,201	$33,010	$28,225	$6,607	$3,208	$1,544	$1,455	$2,579	$81,829	$75,973
Business and government	21,430	6,835	53,382	13,488	5,667	3,656	2,348	662	107,468	106,226
Bank	1,262	1	10,493	8	—	1,076	—	754	13,594	10,535

	$27,893	$39,846	$92,100	$20,103	$8,875	$6,276	$3,803	$3,995	$202,891	$192,734

Total deposits include:
Non-interest-bearing deposits
In domestic offices									$22,292	$22,102
In foreign offices									395	302
Interest-bearing deposits
In domestic offices									129,657	120,595
In foreign offices									46,991	48,400
U.S. federal funds purchased									3,556	1,335

									$202,891	$192,734

(1)	Deposits payable on a fixed date include all deposits, which mature on a specified date. These deposits are generally term deposits, guaranteed investment certificates and similar instruments.

(2)	Deposits payable on demand include all deposits for which we do not have the right to require notice of withdrawal. These deposits are generally chequing accounts.

(3)	Deposits payable after notice include all deposits for which we can legally require notice of withdrawal. These deposits are generally savings accounts.

(4)	Includes deposits of $54.3 billion (2005: $55.4 billion) denominated in U.S. dollars and deposits of $11.2 billion (2005: $10.0 billion) denominated in other foreign currencies.

CIBC Annual Accountability Report 2006	97

Notes to the Consolidated Financial Statements
  Note 10 Other Liabilities

$ millions, as at October 31	2006	2005

Accrued interest payable	$2,243	$1,701
Accrued benefit liability (Note 16)	872	816
Gold and silver certificates	47	48
Brokers’ client accounts	2,766	2,516
Derivative collateral payable	1,396	1,258
Deferred gain on sale of real estate properties(1)	47	63
Other deferred items	112	137
Negotiable instruments	1,824	1,939
Current income tax liability	188	—
Derivatives held for ALM, not carried at fair value (Note 21)	1,053	997
Accounts payable and accrued expenses	1,539	3,824	(2)
Other	2,629	2,703

	$14,716	$16,002

(1) The deferred gain is being recognized in income each year over the approximate 10-year average term of the leases relating to properties that we sold and leased back in 2000.
(2)  Includes $2.2 billion for Enron-related settlements. Refer to Note 22 for additional information.
  Note 11 Subordinated Indebtedness
The indebtedness included in the table below is unsecured and subordinated to deposits and other liabilities. Foreign currency denominated indebtedness either funds foreign currency denominated assets (including net investments in foreign operations) or is combined with cross-currency swaps to provide Canadian dollar equivalent funding. In accordance with the provisions of the Capital Adequacy Guideline issued by the Office of the Superintendent of Financial Institutions (OSFI), all redemptions are subject to regulatory approval.
Terms of Subordinated Indebtedness

$ millions, as at October 31									2006	2005
				Earliest date redeemable by CIBC
Interest rate				At greater of Canada			Denominated
%		Maturity date		Yield Price(1) and par	At par		in foreign currency

7.40		January 31, 2011			January 31, 2006	(2)			—	250
8.15		April 25, 2011		April 25, 2001	April 25, 2006	(2)			—	250
7.00		October 23, 2011		October 23, 2001	October 23, 2006	(2)			—	250
Floating	(3)	August 14, 2012			August 14, 2007		US$ 300 million		337	355
4.75	(4)	January 21, 2013		January 20, 2003	January 21, 2008				250	250
5.89	(4)	February 26, 2013		February 26, 1998	February 26, 2008				120	120
4.25	(4)	June 1, 2014		May 6, 2004	June 1, 2009				750	750
4.50	(4)	October 15, 2014		September 14, 2004	October 15, 2009				500	500
9.65		October 31, 2014		November 1, 1999					250	250
3.75	(4)	September 9, 2015		September 9, 2005	September 9, 2010				1,300	1,300
4.55	(4)	March 28, 2016		March 28, 2006	March 28, 2011				1,300	—
8.70		May 25, 2029	(5)						25	25
11.60		January 7, 2031		January 7, 1996					200	200
10.80		May 15, 2031		May 15, 2021					150	150
8.70		May 25, 2032	(5)						25	25
8.70		May 25, 2033	(5)						25	25
8.70		May 25, 2035	(5)						25	25
Floating	(6)	July 31, 2084			July 27, 1990		US$ 198 million	(7)	222	255
Floating	(8)	August 31, 2085			August 20, 1991		US$ 103 million	(9)	116	122

									$5,595	$5,102

(1)	Canada Yield Price: a price calculated at the time of redemption to provide a yield to maturity equal to the yield of a Government of Canada bond of appropriate maturity plus a pre-determined spread.

(2)	Redeemed for cash during the year.

(3)	Issued by CIBC World Markets plc and guaranteed by CIBC on a subordinated basis. Interest rate is based on the three-month US$ LIBOR plus 0.35% until the earliest date redeemable by CIBC World Markets plc and, thereafter, on the three-month US$ LIBOR plus 1.35%.

(4)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at the three-month Canadian dollar bankers’ acceptance rate plus 1.00%.

(5)	Not redeemable prior to maturity date.

(6)	Interest rate is based on the six-month US$ LIBOR plus 0.25%.

(7)	US$18 million of this issue was repurchased for cash during the year (2005: US$16 million).

(8)	Interest rate is based on the six-month US$ LIBOR plus 0.125%.

(9)	None of this issue was repurchased for cash during the year (2005: US$16 million).

98	CIBC Annual Accountability Report 2006

Notes to the Consolidated Financial Statements
The aggregate contractual maturities of our subordinated indebtedness are outlined in the following table:
Repayment Schedule

$ million	2006

Within 1 year	$—
1 to 2 years	—
2 to 3 years	—
3 to 4 years	—
4 to 5 years	—
Over 5 years	5,595

Total	$5,595

  Note 12 Preferred Share Liabilities and Share Capital
Preferred shares
CIBC is authorized to issue an unlimited number of Class A Preferred Shares and Class B Preferred Shares without nominal or par value issuable in series, provided that for a class of preferred shares the maximum aggregate consideration for all outstanding shares of that class at any time does not exceed $10 billion. There are no Class B Preferred Shares currently outstanding.
Outstanding Preferred Shares and Dividends Paid

$ millions, except per share amounts,
as at or for the year ended October 31						2006					2005			2004
	Shares outstanding			Dividends paid			Shares outstanding				Dividends paid			Shares outstanding		Dividends paid
	No. of shares	Amount		Amount		per share	No. of shares		Amount		Amount		per share	No. of shares	Amount	Amount	per share

Class A Preferred Shares(1)
Classified as liabilities

Series 15	—	$—		$—		$—	—		$—		$—		$—	—	$—	$13	$1.07
Series 16	—	—		—		—	—		—		—		—	—	—	10	US1.41
Series 17	—	—		—		—	—		—		—		—	—	—	9	1.36
Series 19	8,000,000	200		10		1.24	8,000,000		200		10		1.24	8,000,000	200	10	1.24
Series 20	—	—		—		—	—		—		6		US1.29	4,000,000	121	7	US 1.29
Series 21	—	—		—		—	—		—		9		1.13	8,000,000	200	12	1.50
Series 22	—	—		—		—	—		—		6		US1.18	4,000,000	122	8	US1.56
Series 23	16,000,000	400		21		1.33	16,000,000		400		21		1.33	16,000,000	400	21	1.33

Total		$600		$31					$600		$52				$1,043	$90

Classified as equity

Series 18	12,000,000	$300		$16		$1.38	12,000,000		$300		$16		$1.38	12,000,000	$300	$16	$1.38
Series 24(2)	16,000,000	400		24		1.50	16,000,000		400		24		1.50	16,000,000	400	24	1.50
Series 25	16,000,000	400		24		1.50	16,000,000		400		24		1.50	16,000,000	400	24	1.50
Series 26	10,000,000	250		14		1.44	10,000,000		250		14		1.44	10,000,000	250	14	1.44
Series 27	12,000,000	300		17		1.40	12,000,000		300		17		1.40	12,000,000	300	19	1.55
Series 28(3)	3,058	—	(4)	—	(4)	0.08	17,658	(5)	—	(4)	—	(4)	0.08	13,250,000	133	3	0.20
Series 29	13,232,342	331		18		1.35	13,232,342		331		18		1.35	—	—	—	—
Series 30	16,000,000	400		19		1.20	16,000,000		400		12		0.77	—	—	—	—

Total		$2,381		$132					$2,381		$125				$1,783	$100

Total preferred shares and dividends		$2,981		$163					$2,981		$177				$2,826	$190

(1)	Subsequent to the year-end, on November 15, 2006, we issued 18 million Non-cumulative Class A Series 31 Preferred Shares with a par value of $25.00 each for an aggregate amount of $450 million.

(2)	Subsequent to the year-end, on November 3, 2006, we announced our intention to redeem on January 31, 2007, all outstanding Series 24 Preferred Shares at a price of $26.00 per share for an aggregate consideration of $416 million.

(3)	On November 25, 2005, we announced our offer to repurchase for cancellation all outstanding Class A Series 28 Preferred Shares at a price of $10.00 per share. The offer will expire on the earlier of June 17, 2009 or the date the offer is withdrawn by CIBC. During the year, we repurchased 14,600 shares under this offer.

(4)	Due to rounding.

(5)	Over the course of 2005, on three conversion dates, 13.2 million Class A Series 28 Preferred Shares were converted into Class A Series 29 Preferred Shares, together with the exercise of the same number of Series 29 Purchase Warrants and the receipt of $15 per warrant, resulting in total capital for the Class A Series 29 Preferred Shares of $331 million. The total paid up share capital of the converted Class A Series 28 Preferred Shares was correspondingly reduced by $133 million.

CIBC Annual Accountability Report 2006	99

Notes to the Consolidated Financial Statements
Preferred share rights and privileges
Class A Preferred Shares
Each series of Class A Preferred Shares bears quarterly non-cumulative dividends and is redeemable for cash by CIBC on or after the specified redemption dates at the cash redemption prices indicated in the following table. Certain series provide CIBC, or CIBC and the shareholders, with the right to convert the shares to CIBC common shares on or after a specified conversion date. Each share is convertible into a number of common shares determined by dividing the then applicable cash redemption price by 95% of the average common share price (as defined in the short form prospectus or prospectus supplement), subject to a minimum price of $2.00 per share. If shareholders exercise their conversion right, we have the right, subject to OSFI’s consent, to elect to redeem for cash any shares tendered for conversion or to arrange for their cash sale to another purchaser.
Terms of Class A Preferred Shares

					Conversion for common shares
	Quarterly		Specified	Cash redemption	CIBC’s	Shareholders’
	dividends per share	(1)	redemption date	price per share	conversion date	conversion date

Series 18	$0.343750		October 29, 2012	$25.00	not convertible	not convertible

Series 19	$0.309375		April 30, 2008	$25.75	April 30, 2008	April 30, 2013
			April 30, 2009	25.60
			April 30, 2010	25.45
			April 30, 2011	25.30
			April 30, 2012	25.15
			April 30, 2013	25.00

Series 23	$0.331250		October 31, 2007	$25.75	October 31, 2007	July 31, 2011
			October 31, 2008	25.50
			October 31, 2009	25.25
			October 31, 2010	25.00

Series 24	$0.375000		January 31, 2007	$26.00	January 31, 2007	not convertible
			January 31, 2008	25.75
			January 31, 2009	25.50
			January 31, 2010	25.25
			January 31, 2011	25.00

Series 25	$0.375000		July 31, 2007	$26.00	July 31, 2007	not convertible
			July 31, 2008	25.75
			July 31, 2009	25.50
			July 31, 2010	25.25
			July 31, 2011	25.00

Series 26	$0.359375		April 30, 2008	$26.00	April 30, 2008	not convertible
			April 30, 2009	25.75
			April 30, 2010	25.50
			April 30, 2011	25.25
			April 30, 2012	25.00

Series 27	$0.350000		October 31, 2008	$26.00	October 31, 2008	not convertible
			October 31, 2009	25.75
			October 31, 2010	25.50
			October 31, 2011	25.25
			October 31, 2012	25.00

Series 28	$0.02		June 17, 2009	$10.00	not convertible	not convertible

Series 29	$0.337500		May 1, 2010	$26.00	May 1, 2010	not convertible
			May 1, 2011	25.75
			May 1, 2012	25.50
			May 1, 2013	25.25
			May 1, 2014	25.00

Series 30	$0.300000		April 30, 2010	$26.00	not convertible	not convertible
			April 30, 2011	25.75
			April 30, 2012	25.50
			April 30, 2013	25.25
			April 30, 2014	25.00

(1)	Quarterly dividends are adjusted for the number of days during the quarter that the share is outstanding at the time of issuance and redemption.

100	CIBC Annual Accountability Report 2006

Notes to the Consolidated Financial Statements
Common shares
CIBC is authorized to issue an unlimited number of common shares without nominal or par value, provided that the maximum aggregate consideration for all outstanding common shares at any time does not exceed $15 billion.
Outstanding Common Shares and Dividends Paid

$ millions, except per share amounts,
as at or for the year ended October 31		2006		2005		2004
	Shares outstanding		Shares outstanding		Shares outstanding
	No. of shares	Amount	No. of shares	Amount	No. of shares	Amount

Common shares
Total common share capital at beginning of year	334,007,626	$2,952	347,488,472	$2,969	362,042,914	$2,950
Issued pursuant to stock option plans	2,262,168	112	2,866,907	134	3,666,817	162
Purchase of common shares for cancellation	—	—	(16,202,800)	(140)	(18,359,200)	(154)
Treasury shares	(293,147)	(19)	(144,953)	(11)	137,941	11

Total common share capital	335,976,647	$3,045	334,007,626	$2,952	347,488,472	$2,969

Total dividends paid		$924		$902		$781

Dividends per share		$2.76		$2.66		$2.20

Common shares repurchased
During 2004, we repurchased 18.4 million common shares at an average price of $67.43 for a total amount of $1.2 billion. During 2005, we repurchased 16.2 million common shares at an average price of $72.64 for a total amount of $1.2 billion. No shares were repurchased during 2006.
Shares reserved for issue
As at October 31, 2006, 17,677,700 common shares were reserved for future issue pursuant to stock option plans.
Restrictions on the payment of dividends
We are prohibited under section 79 of the Bank Act (Canada) from declaring or paying any dividends on our preferred or common shares if there are reasonable grounds for believing that we are, or the payment would cause CIBC to be, in contravention of any capital adequacy or liquidity regulation or any direction to CIBC made by OSFI regarding our capital or liquidity.
     In addition, we are prohibited by the Bank Act from declaring or paying a dividend in any financial year without the approval of OSFI if, on the day the dividend is declared, the total of all dividends we have declared in that year would exceed the aggregate of our net income up to that day in that year and our retained net income for the preceding two financial years.
     We obtained the approval of OSFI to pay dividends on our common shares and Class A Preferred Shares for each of the quarters for the year ended October 31, 2006. Subsequent to the year-end, we obtained the approval of OSFI to pay dividends on our common shares and Class A Preferred Shares for the quarter ending January 31, 2007.
     As part of its periodic review of the Bank Act, the Department of Finance issued a discussion paper in June 2006 that, in part, proposes to repeal the requirement to obtain OSFI approval for the payment of dividends in the circumstances described above. The changes, if enacted, are expected to be effective prior to the end of 2007.
     Our ability to pay common share dividends is also restricted by the terms of the outstanding preferred shares. These terms provide that we may not pay dividends on our common shares at any time without the approval of holders of the outstanding preferred shares, unless all dividends to preferred shareholders that are then payable have been declared and paid or set apart for payment.
Regulatory capital
Our regulatory capital requirements are determined in accordance with guidelines issued by OSFI. The OSFI guidelines evolve from the framework of risk-based capital standards developed by the Bank for International Settlements (BIS).
     BIS standards require that banks maintain minimum Tier 1 and total capital ratios of 4% and 8%, respectively. OSFI has established that Canadian deposit-taking financial institutions maintain Tier 1 and total capital ratios of at least 7% and 10%, respectively.
     Our capital ratios and assets-to-capital multiple are as follows:
Capital Ratios and Assets-to-Capital Multiple

$ million, as at October 31	2006		2005

Tier 1 capital	$11,935		$9,886
Total regulatory capital	16,583		14,771
Tier 1 capital ratio	10.4%		8.5%
Total capital ratio	14.5%		12.7%
Assets-to-capital multiple	18.0	x	18.4	x

In 2004, the Basel Committee on Banking Supervision issued new rules for the calculation of regulatory capital, which are effective from November 1, 2007 onwards. For further details, see “Management of Capital Resources” section in the MD&A.

CIBC Annual Accountability Report 2006	101

Notes to the Consolidated Financial Statements
  Note 13 Interest Rate Sensitivity
The table below details our exposure to interest rate risk resulting from the mismatch, or gap, between financial assets, liabilities and off-balance sheet instruments. On- and off-balance sheet financial instruments have been reported on the earlier of their contractual repricing date or maturity date. Weighted-average effective yields are based on the earlier of contractual repricing date or maturity date of the underlying instrument.
     We manage interest rate gap by imputing a duration to certain assets and liabilities based on historical and forecasted core balances trends. The repricing profile of these assets and liabilities has been incorporated in the table below under structural assumptions.

Based on earlier of maturity or repricing date of interest-sensitive instruments
		Immediately	Within	3 to 12	1 to 5	Over 5	Not interest
$ millions, as at October 31		rate sensitive	3 months	months	years	years	rate sensitive	Total

2006	Assets
	Cash and deposits with banks	$222	$6,508	$4,016	$—	$—	$1,107	$11,853
	Effective yield		4.96%	5.31%	—	—
	Investment securities	1,093	3,336	1,659	8,952	5,624	503	21,167
	Effective yield		3.78%	3.77%	3.92%	4.12%
	Trading securities	3,023	10,484	3,126	6,663	5,198	33,837	62,331
	Effective yield		4.76%	4.68%	4.65%	5.21%
	Securities borrowed or purchased under resale agreements	—	24,186	1,246	—	—	—	25,432
	Effective yield		4.47%	4.25%	—	—
	Loans	85,836	11,629	10,653	29,917	5,928	1,662	145,625
	Effective yield		6.38%	5.54%	5.26%	5.26%
	Other	—	19,994	—	—	—	17,582	37,576
	Structural assumptions	(5,108)	1,039	2,998	2,518	—	(1,447)	—

	Total assets	$85,066	$77,176	$23,698	$48,050	$16,750	$53,244	$303,984

	Liabilities and shareholders’ equity
	Deposits	$63,786	$70,580	$30,599	$12,663	$2,576	$22,687	$202,891
	Effective yield		4.56%	3.86%	3.48%	4.35%
	Obligations related to securities sold short	—	194	445	4,862	4,969	3,318	13,788
	Effective yield		4.14%	4.21%	4.17%	4.25%
	Obligations related to securities lent or sold under repurchase agreements	—	30,433	—	—	—	—	30,433
	Effective yield		4.49%	—	—	—
	Subordinated indebtedness	—	559	116	4,220	700	—	5,595
	Effective yield		5.38%	5.63%	4.29%	10.32%
	Preferred share liabilities	—	—	87	362	151	—	600
	Effective yield		—	5.18%	5.18%	5.18%
	Other	—	19,788	16	190	2,169	28,514	50,677
	Structural assumptions	(8,468)	6,238	17,934	15,146	—	(30,850)	—

	Total liabilities and shareholders’ equity	$55,318	$127,792	$49,197	$37,443	$10,565	$23,669	$303,984

	On-balance sheet gap	$29,748	$(50,616)	$(25,499)	$10,607	$6,185	$29,575	$—
	Off-balance sheet gap	—	(24,126)	35,583	(2,797)	(8,660)	—	—

	Total gap	$29,748	$(74,742)	$10,084	$7,810	$(2,475)	$29,575	$—
	Total cumulative gap	$29,748	$(44,994)	$(34,910)	$(27,100)	$(29,575)	$—	$—

	Gap by currency
	On-balance sheet gap
	Canadian currency	$37,108	$(34,709)	$(24,012)	$8,754	$(3,668)	$16,527	$—
	Foreign currencies	(7,360)	(15,907)	(1,487)	1,853	9,853	13,048	—

	Total on-balance sheet gap	29,748	(50,616)	(25,499)	10,607	6,185	29,575	—

	Off-balance sheet gap
	Canadian currency	—	(23,923)	25,988	(2,356)	291	—	—
	Foreign currencies	—	(203)	9,595	(441)	(8,951)	—	—

	Total off-balance sheet gap	—	(24,126)	35,583	(2,797)	(8,660)	—	—

	Total gap	$29,748	$(74,742)	$10,084	$7,810	$(2,475)	$29,575	$—

2005	Gap by currency
	On-balance sheet gap
	Canadian currency	$48,097	$(41,331)	$(14,909)	$(3,463)	$(3,052)	$14,658	$—
	Foreign currencies	(10,599)	(2,559)	(2,569)	(373)	10,225	5,875	—

	Total on-balance sheet gap	37,498	(43,890)	(17,478)	(3,836)	7,173	20,533	—

	Off-balance sheet gap
	Canadian currency	—	(23,894)	10,996	8,965	3,933	—	—
	Foreign currencies	—	5,900	1,997	1,231	(9,128)	—	—

	Total off-balance sheet gap	—	(17,994)	12,993	10,196	(5,195)	—	—

	Total gap	$37,498	$(61,884)	$(4,485)	$6,360	$1,978	$20,533	$—
	Total cumulative gap	$37,498	$(24,386)	$(28,871)	$(22,511)	$(20,533)	$—	$—

102	CIBC Annual Accountability Report 2006

Notes to the Consolidated Financial Statements
   Note 14 Trading Revenue
Trading assets and liabilities, including derivatives, are measured at fair value, with gains and losses recognized in the consolidated statement of operations.
     Trading revenue comprises net interest income and non-interest income. Net interest income arises from interest and dividends related to trading assets and liabilities, and is reported net of interest expense and income associated with funding these assets and liabilities. Non-interest income includes unrealized gains and losses on security positions held, and gains and losses that are realized from the purchase and sale of securities. Non-interest income also includes realized and unrealized gains and losses on derivative instruments.
     Trading revenue excludes underwriting fees and commissions on securities transactions, which are shown separately in the consolidated statement of operations.
Trading Revenue

$ millions, for the year ended October 31	2006	2005	2004

Trading revenue consists of:
Net interest income	$(444)	$19	$107
Non-interest income	1,129	801	618

Trading revenue	$685	$820	$725

Trading revenue by product line:
Interest rates	$156	$198	$231
Foreign exchange	163	169	169
Equities(1)	79	225	115
Commodities	39	31	54
Other(2)	248	197	156

Trading revenue	$685	$820	$725

(1)	Includes $28 million (2005: $156 million; 2004: nil) of non-controlling interests in VIEs.

(2)	Comprises primarily loan trading activities.
   Note 15 Stock-based Compensation
Stock option plans
We have two stock option plans: Employee Stock Option Plan (ESOP) and Non-Officer Director Stock Option Plan (DSOP).
     Under the ESOP, stock options are periodically granted to selected employees. Options provide the employee with the right to purchase CIBC common shares from CIBC at a fixed price not less than the closing price of the shares on the trading day immediately preceding the grant date. In general, the options vest evenly over a four-year period and expire 10 years from the grant date. Certain options vest on the attainment of specified performance conditions.
     Up to 50% of options relating to the ESOP granted prior to 2000 can be exercised as SARs. SARs can be exchanged for a cash amount equal to the excess of the weighted-average price of the common shares on the TSX on the trading day immediately preceding the day the SARs are exercised over the option strike price.
     Under the DSOP, each director who was not an officer or employee of CIBC or any of our subsidiaries was provided with the right to purchase CIBC common shares from CIBC at a fixed price equal to the five-day average of the closing price per share on the TSX for the five trading days preceding the date of the grant. The options, which are not eligible for SARs, vested immediately and expire on the earlier of (a) 60 months after the date the director ceases to be a member of the Board of Directors, or (b) 10 years from the grant date. In January 2003, the Board of Directors determined that no further options would be granted under the DSOP.
     A maximum of 42,834,500 common shares may be issued under our stock option plans.
     The weighted-average grant date fair value of options granted during 2006 has been estimated at $9.85 (2005: $9.56; 2004: $10.55) using the Black-Scholes option-pricing model. The following weighted-average assumptions were used to determine the fair value of options on the date of grant:

For the year ended October 31	2006	2005	2004

Weighted-average assumptions
Risk-free interest rate	4.20%	4.13%	4.52%
Expected dividend yield	4.88%	4.84%	4.45%
Expected share price volatility	19.50%	20.13%	21.00%
Expected life	6 years	7 years	6 years

Compensation expense in respect of stock options and SARs totalled $30 million for 2006 (2005: $5 million; 2004: $58 million). Liability in respect of SARs is recorded in other liabilities and totalled $66 million as at October 31, 2006 (2005: $63 million; 2004: $97 million).
Employee Share Purchase Plan
Under our Canadian Employee Share Purchase Plan, qualifying employees can choose each year to have up to 10% of their eligible earnings withheld to purchase CIBC common shares. We match 50% of the employee contribution amount, up to a maximum contribution

CIBC Annual Accountability Report 2006	103

Notes to the Consolidated Financial Statements
of 3% of eligible earnings, depending upon length of service and job level, subject to a ceiling of $2,250 annually. CIBC contributions vest after employees have two years of continuous participation in the plan, and all subsequent contributions vest immediately. Similar employee share purchase plans exist in other regions globally, where, each year, qualifying employees can choose to have a portion of their eligible earnings withheld to purchase CIBC common shares and receive a matching employer contribution subject to each plan’s provisions. All contributions are used by the plans’ trustees to purchase common shares in the open market. Our contribution is expensed as incurred and totalled $28 million in 2006 (2005: $28 million; 2004: $28 million).
Restricted Share Program
Under our Restricted Share Program (RSP), share equivalents are awarded under the following compensation plans:
Restricted Share Awards
Under our Restricted Share Award (RSA) Plan, which began in 2000, certain key employees are granted awards to receive CIBC common shares. Additionally, RSAs may be awarded as special grants. The funding for awards is paid into a trust, which purchases CIBC common shares in the open market. In general, RSAs vest one-third annually or at the end of three years. Certain RSAs vest on the attainment of specified performance conditions. The common shares held in the trust are generally distributed within a three-year period, beginning one year after the year of the grant or after vesting conditions have been met. Compensation expense in respect of RSAs totalled $235 million in 2006 (2005: $244 million; 2004: $258 million).
Other restricted share plans
In prior years, we have made grants under two other restricted share programs, specifically the Stock Participation Plan (SPP) and Special Incentive Program (SIP). While we have not made any new grants under these programs in 2006, awards made under these programs in prior years are still outstanding.
     Under both programs, certain key employees were granted awards to receive CIBC common shares. The funding for these awards was paid into a trust, which purchased CIBC common shares in the open market.
     SPP awards vest one-third annually or at the end of three years and the common shares held in the trust are distributed generally within a three-year period, beginning one year after the year of the grant.
     SIP awards relating to some of the key employees vested and were distributed as at October 31, 2003, the date the plan expired. For other key employees, the value of awards was converted into Retirement Special Incentive Program Deferred Share Units (RSIP DSUs). Each RSIP DSU represents the right to receive one CIBC common share and additional RSIP DSUs in respect of dividends earned by the CIBC common shares held by the trust. RSIP DSUs vested on October 31, 2003, and will be distributed in the form of CIBC common shares upon retirement or termination of employment.
     Compensation expense net of forfeitures in respect of both plans totalled $(3) million in 2006 (2005: $(5) million; 2004: $(6) million).
Performance Share Unit Program
During 2005, we introduced a new Performance Share Unit (PSU) program. Under the program, certain key executives are granted awards to receive CIBC common shares or an equivalent dollar value. PSUs vest at the end of three years. The final number of PSUs that vest will vary from 75% to 125% of the initial number awarded based on CIBC’s return on equity performance relative to the average of the other major Canadian banks. Compensation expense in respect of PSUs totalled $7 million in 2006 (2005: $5 million).
Directors’ plans
Members of our Board of Directors who are not officers or employees of CIBC may elect to receive the annual amount payable by CIBC under the Director Deferred Share Unit/Common Share Election Plan as either Deferred Share Units (DSUs) or CIBC common shares.
     The members may also elect, under the Non-Officer Director Share Plan, to receive all or a portion of their cash remuneration in the form of cash, CIBC common shares or DSUs. For purposes of this plan, cash remuneration includes the cash component of the director retainer, meeting attendance fees, non-resident attendance fees, committee chair retainers, committee member retainers and the Chairman of the Board retainer.
     The value of DSUs credited to a director is payable when he or she is no longer a director or employee of CIBC. In addition, under the Director Deferred Share Unit/Common Share Election Plan, the value of DSUs is payable when the director is no longer related to, or affiliated with, CIBC as defined in the Income Tax Act (Canada).
     Compensation expense in respect of these plans totalled $3 million (2005: $3 million; 2004: $4 million).
Stock Option Plans

As at or for the year ended October 31		2006		2005		2004
		Weighted-		Weighted-		Weighted-
	Number	average	Number	average	Number	average
	of stock	exercise	of stock	exercise	of stock	exercise
	options	price	options	price	options	price

Outstanding at beginning of year	10,992,741	$45.28	13,424,875	$41.96	17,776,232	$41.02
Granted	419,658	76.49	976,813	72.27	18,344	67.22
Exercised	(2,262,168)	40.84	(2,866,907)	40.62	(3,666,817)	38.05
Forfeited/cancelled	(111,376)	58.32	(129,181)	49.77	(294,221)	48.68
Exercised as SARs	(104,624)	34.29	(412,859)	31.92	(408,663)	32.43

Outstanding at end of year	8,934,231	$47.84	10,992,741	$45.28	13,424,875	$41.96

Exercisable at end of year	7,367,737	$44.05	8,593,165	$41.87	9,610,229	$40.09

Available for grant	8,743,469		9,051,751		9,899,383

104	CIBC Annual Accountability Report 2006

Notes to the Consolidated Financial Statements
Stock Options Outstanding and Vested

As at October 31, 2006	Stock options outstanding			Stock options vested
		Weighted-
		average	Weighted-		Weighted-
		contractual	average		average
	Number	life	exercise	Number	exercise	Exercisable
Range of exercise prices	outstanding	remaining	price	outstanding	price	as SARs

$31.70 – $39.85	3,102,913	2.56	$37.41	3,102,913	$37.41	919,145
$40.35 – $49.94	2,660,642	4.10	42.93	2,256,428	42.90	412,725
$50.33 – $57.19	1,850,796	4.90	54.12	1,850,291	54.12	—
$65.59 – $69.68	17,520	7.54	67.11	8,348	66.98	—
$70.00 – $74.62	901,382	8.33	72.20	149,757	73.04	—
$75.80 – $84.69	400,978	9.18	76.51	—	—	—

Total	8,934,231	4.39	$47.84	7,367,737	$44.05	1,331,870

   Note 16 Employee Future Benefits
We are the sponsor of pension plans for eligible employees. These plans include registered funded defined benefit pension plans, supplemental unfunded arrangements, which provide pension benefits in excess of statutory limits, and defined contribution plans. The pension plans are predominantly non-contributory, but some participants contribute to their respective plans so as to receive higher pension benefits. These benefits are, in general, based on years of service and compensation near retirement. We also provide certain health-care, life insurance and other benefits to eligible employees and pensioners. In addition, we continue to sponsor a long-term disability plan which provides benefits to disabled employees who became disabled prior to June 1, 2004.
     We measure our accrued benefit obligations and the fair value of plan assets for accounting purposes as at September 30 each year.
     The following tables present the financial positions of the employee defined benefit pension plans and other benefit plans for Canada, U.S. and U.K. Other minor plans operated by some of our subsidiaries are not considered material and are not included in these disclosures.

CIBC Annual Accountability Report 2006	105

Notes to the Consolidated Financial Statements

	Pension benefit plans			Other benefit plans
$ millions, as at or for the year ended October 31	2006	2005	2004	2006	2005	2004

Accrued benefit obligation
Balance at beginning of year	$3,577	$2,956	$2,798	$947	$788	$803
Adjustment for inclusion of subsidiary plans	—	—	—	—	—	2
Current service cost	123	94	89	32	24	44
Employee contributions	7	7	8	—	—	—
Interest cost on accrued benefit obligation	191	186	175	46	46	43
Benefits paid	(197)	(161)	(166)	(50)	(50)	(42)
Foreign exchange rate changes	(1)	(21)	(5)	(1)	(2)	(2)
Actuarial losses (gains)	65	475	36	(32)	143	18
Net transfer out	(7)	—	—	—	—	—
Plan amendments	2	25	16	—	(2)	(78)
Acquisitions	—	—	2	—	—	—
Corporate restructuring giving rise to:
Curtailments losses	—	16	3	—	—	—

Balance at end of year	$3,760	$3,577	$2,956	$942	$947	$788

Plan assets
Fair value at beginning of year	$3,290	$2,826	$2,442	$100	$121	$116
Actual return on plan assets	317	405	236	5	11	10
Employer contributions	274	231	309	25	18	37
Employee contributions	7	7	8	—	—	—
Benefits paid	(197)	(161)	(166)	(50)	(50)	(42)
Foreign exchange rate changes	(1)	(18)	(4)	—	—	—
Acquisitions	—	—	1	—	—	—
Net transfer out	(7)	—	—	—	—	—

Fair value at end of year	$3,683	$3,290	$2,826	$80	$100	$121

Funded status (deficit)	$(77)	$(287)	$(130)	$(862)	$(847)	$(667)
Unamortized net actuarial losses	906	1,053	860	209	252	124
Unamortized past service costs (gains)	65	71	53	(59)	(67)	(72)
Unamortized transitional asset	—	—	—	2	3	4

Accrued benefit asset (liability)	894	837	783	(710)	(659)	(611)
Valuation allowance	(19)	(17)	(17)	—	—	—

Accrued benefit asset (liability), net of valuation allowance	$875	$820	$766	$(710)	$(659)	$(611)

The accrued benefit asset (liability), net of valuation allowance, included in other assets and other liabilities is as follows:

	Pension benefit plans			Other benefit plans
$ millions, as at October 31	2006	2005	2004	2006	2005	2004

Accrued benefit asset (liability), net of valuation allowance, recorded in:
Other assets (Note 8)	$1,037	$977	$915	$—	$—	$—
Other liabilities (Note 10)	(162)	(157)	(149)	(710)	(659)	(611)

Accrued benefit asset (liability), net of valuation allowance	$875	$820	$766	$(710)	$(659)	$(611)

Included in the accrued benefit obligation and fair value of the plan assets at year-end are the following amounts in respect of plans with accrued benefit obligations in excess of fair value of assets:

	Pension benefit plans			Other benefit plans
$ millions, as at October 31	2006	2005	2004	2006	2005	2004

Accrued benefit obligation
Unfunded plans	$182	$168	$149	$765	$751	$591
Funded plans	262	3,396	202	177	196	197

	444	3,564	351	942	947	788
Fair value of plan assets	240	3,259	175	80	100	121

Funded status (deficit)	$(204)	$(305)	$(176)	$(862)	$(847)	$(667)

106	CIBC Annual Accountability Report 2006

Notes to the Consolidated Financial Statements
The net defined benefit plan expense is as follows:

	Pension benefit plans						Other benefit plans
$ millions, for the year ended October 31	2006		2005		2004		2006		2005		2004

Current service cost	$123		$94		$89		$32		$24		$44
Interest cost on accrued benefit obligation	191		186		175		46		46		43
Actual (positive) negative return on plan assets	(317)		(405)		(236)		(5)		(11)		(10)
Plan amendments	2		25		16		—		(2)		(78)
Actuarial losses (gains)	65		475		36		(32)		143		18
Curtailment losses	—		17		3		—		—		—

Benefit plan expense, before adjustments to recognize the long-term nature of employee future benefit costs	$64		$392		$83		$41		$200		$17

Adjustments to recognize the long-term nature of employee future benefit costs
Difference between actual and expected return on plan assets	$114	(1)	$216	(1)	$65	(1)	$—	(2)	$4	(2)	$3	(2)
Difference between actuarial (gains) losses arising and actuarial (gains) losses amortized	33	(3)	(418	)(3)	28	(3)	43	(4)	(135	)(4)	(8	)(4)
Difference between plan amendment costs arising and plan amendment costs amortized	6	(5)	(18	)(5)	(11	)(5)	(7	)(6)	(5	)(6)	72	(6)
Amortization of transitional obligation	—		—		(20)		—		—		1

	153		(220)		62		36		(136)		68
Change in valuation allowance	2		1		—		—		—		—

Defined benefit plan expense recognized	$219		$173		$145		$77		$64		$85

(1)	Expected return on plan assets of $203 million (2005: $189 million; 2004: $171 million), less deferral of actual return on plan assets of $317 million (2005: $405 million; 2004: $236 million).

(2)	Expected return on plan assets of $5 million (2005: $7 million; 2004: $7 million), less deferral of actual return on plan assets of $5 million (2005: $11 million; 2004: $10 million).

(3)	Actuarial (gains) losses amortized of $98 million (2005: $57 million; 2004: $64 million), less actual actuarial (gains) losses incurred of $65 million (2005: $475 million; 2004: $36 million).

(4)	Actuarial (gains) losses amortized of $11 million (2005: $8 million; 2004: $10 million), less actual actuarial (gains) losses incurred of $(32) million (2005: $143 million; 2004: $18 million).

(5)	Amortization of plan amendments of $8 million (2005: $6 million; 2004: $5 million), less actual plan amendments of $2 million (2005: $25 million; 2004: $16 million).

(6)	Amortization of plan amendments of $(7) million (2005: $(7) million; 2004: $(6) million), less actual plan amendments of nil (2005: $(2) million; 2004: $(78) million).
Benefit changes
2006 and 2005
There were no material changes to the terms of our defined benefit pension plans or other benefit plans in 2006 or 2005.
2004
Effective November 1, 2003, the plan providing medical, dental and life insurance benefits to Canadian retirees was amended to require those employees retiring subsequent to December 31, 2008, to contribute towards a portion of their benefit cost. The resulting reduction in liability is a negative plan amendment cost that is being amortized on a straight-line basis over the average remaining service period over which employees become fully eligible for benefits.
     Effective June 1, 2004, the long-term disability plan for Canadian employees became an employee-paid insured benefit. Employees who became disabled prior to June 1, 2004, continue to receive benefits from the long-term disability health and welfare trust. The obligations of the long-term disability plan, funded by a health and welfare trust, have not been curtailed or settled.
Benefit plan assets
The weighted-average asset allocation and target allocation by asset category of our defined benefit pension plans and other funded benefit plans are as follows:

	Pension benefit plans			Other benefit plans
	Target	Actual allocation		Target	Actual allocation
	allocation	as at October 31		allocation	as at October 31
Asset category	2007	2006	2005	2007	2006	2005

Equity securities(1)	54%	53%	54%	20%	29%	38%
Debt securities(1)	41	42	43	80	71	62
Real estate	5	5	3	—	—	—

Total	100%	100%	100%	100%	100%	100%

(1)	Pension benefit plans include CIBC securities of $7 million (2005: $12 million), representing 0.2% of total plan assets (2005: 0.4%). Other benefit plans do not include any CIBC securities.
The investment policy for benefit plan assets is to optimize the risk-return relationship using a global portfolio of various asset classes diversified by market segment, economic sector and issuer. The goal is to secure our registered pension plans and long-term disability plan obligations, maximizing the investment returns while not compromising the security of the respective plans, in a cost-effective manner. Plan assets are managed by external investment managers and CIBC Global Asset Management Inc., a wholly owned subsidiary of CIBC, and within established ranges, are rebalanced as required to the target asset mix.
Plan assumptions
The discount rate assumption used in determining pension and post-retirement benefit obligations and net benefit expense reflects the market yields, as of the measurement date, on high-quality debt instruments with cash flows that match expected benefit payments.

CIBC Annual Accountability Report 2006	107

Notes to the Consolidated Financial Statements
     For the Canadian plans, the expected rate of return on plan assets assumption is reviewed annually by management, in conjunction with our actuaries. The assumption is based on expected returns for the various asset classes, weighted by the portfolio allocation Anticipated future long-term performance of individual asset categories is considered, reflecting expected future inflation and real yields fixed income securities and equities.
     In the U.K. and the U.S., procedures similar to those in Canada are used to develop the expected long-term rate of return on plan assets, taking into consideration local market conditions and the specific allocation of plan assets.
     The assumptions used to determine the accrued benefit obligation and the benefit plan expense are as follows:

	Pension benefit plans			Other benefit plans
Weighted-average assumptions	2006	2005	2004	2006	2005	2004

Accrued benefit obligation as at October 31
Discount rate at end of the period	5.3%	5.2%	6.2%	5.1%	5.1%	6.0%
Rate of compensation increase	3.5%	3.5%	3.5%	3.5%	3.2%	3.2%

Net benefit plan expense for the year ended October 31
Discount rate at beginning of the period	5.2%	6.2%	6.2%	5.1%	6.0%	6.1%
Expected long-term rate of return on plan assets	6.5%	7.0%	7.0%	6.0%	6.5%	6.5%
Rate of compensation increase	3.5%	3.5%	3.6%	3.2%	3.2%	3.3%

The assumed health-care cost trend rates are as follows:

For the year ended October 31	2006	2005	2004

Health-care cost trend rates assumed for next year	10.0%	7.8%	9.3%
Rate to which the cost trend rate is assumed to decline	4.5%	4.5%	4.5%
Year that the rate reaches the ultimate trend rate	2014	2012	2012

A one percentage-point change in assumed health-care cost trend rates would have the following effects:

	One percentage-point increase			One percentage-point decrease
$ millions, for the year ended October 31	2006	2005	2004	2006	2005	2004

Effect on total benefit plan expense	$11	$13	$12	$(8)	$(12)	$(11)
Effect on accrued benefit obligation	111	125	89	(79)	(97)	(71)

Defined contribution and other plans
We also maintain defined contribution plans for certain employees. The total expense recognized for defined contribution plans is as follows:

$ millions, for the year ended October 31	2006	2005	2004

Defined contribution pension plans	$15	$14	$18
Government pension plans (1)	74	75	74

(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.
Cash flows
Cash contributions
The most recent actuarial valuation of the principal defined benefit pension plan for funding purposes was as at October 31, 2005. The next actuarial valuation of the plan will be required as at a date not later than October 31, 2008. For the long-term disability plan, the most recent actuarial valuation was performed as at October 31, 2004. Total cash contributions for employee future benefit plans consist of:

	Pension benefit plans			Other benefit plans
$ millions, for the year ended October 31	2006	2005	2004	2006	2005	2004

Funded plans	$263	$223	$303	$—	$3	$23
Beneficiaries of unfunded plans	11	8	6	25	15	14
Defined contribution pension plans	15	14	18	—	—	—

Total	$289	$245	$327	$25	$18	$37

The minimum contributions for 2007 are anticipated to be $24 million for defined benefit pension plans and $31 million for other benefit plans. These estimates are subject to change since contributions are affected by various factors, such as market performance, regulatory requirements, and management’s ability to change funding policy.

108	CIBC Annual Accountability Report 2006

Notes to the Consolidated Financial Statements
Benefit payments
The following benefit payments, which reflect expected future services, as appropriate, are expected to be paid either by CIBC or from the trust funds:

	Pension benefit	Other benefit
$ millions	plans	plans

2007	$162	$56
2008	167	56
2009	172	56
2010	178	57
2011	185	58
2012 – 2016	1,059	305

   Note 17 Income Taxes
Total Income Taxes

$ millions, for the year ended October 31	2006	2005	2004

Consolidated statement of operations
Provision for income taxes — Current	$284	$537	$650
— Future	356	252	140

	640	789	790

Consolidated statement of changes in shareholders’ equity
Foreign currency translation adjustments	268	(120)	617
Accounting policy changes	—	11 (1)	3	(2)
Other	(5)	(11)	4

	263	(120)	624

	$903	$669	$1,414

(1)	Represents the effect of implementing the CICA AcG-15, “Consolidation of Variable Interest Entities.”

(2)	Represents the effect of implementing the CICA AcG-17, “Equity-linked Deposit Contracts.”
Components of Income Tax

$ millions, for the year ended October 31	2006	2005	2004

Current income taxes
Federal	$357	$192	$833
Provincial	192	107	386
Foreign	(14)	162	9

	535	461	1,228

Future income taxes
Federal	81	23	81
Provincial	36	12	(10)
Foreign	251	173	115

	368	208	186

	$903	$669	$1,414

Future income tax balances are included in other assets (Note 8) and result from temporary differences between the tax basis of assets and liabilities and their carrying amounts on the consolidated balance sheet.
     The combined Canadian federal and provincial income tax rate varies each year according to changes in the statutory rates imposed by each of these jurisdictions and according to changes in the proportion of our business carried on in each province. We are also subject to Canadian taxation on income of foreign branches. Earnings of foreign subsidiaries would generally only be subject to Canadian tax when distributed to Canada. Additional Canadian taxes that would be payable if all foreign subsidiaries’ retained earnings were distributed to the Canadian parent as dividends are estimated at $567 million (2005: $420 million; 2004: $400 million).
     The effective rates of income tax in the consolidated statement of operations are different from the combined Canadian federal and provincial income tax rate of 34.8% (2005: 35.0%; 2004: 35.3%) as set out in the following table:

CIBC Annual Accountability Report 2006	109

Notes to the Consolidated Financial Statements
Reconciliation of Income Taxes

$ millions, for the year ended October 31	2006		2005		2004

Combined Canadian federal and provincial income tax rate applied to income before income taxes and non-controlling interests	$1,155	34.8%	$324	35.0%	$1,022	35.3%
Income taxes adjusted for the effect of:
Earnings of foreign subsidiaries	(267)	(8.1)	(159)	(17.2)	(61)	(2.1)
Non-tax effected litigation provisions	9	0.3	699	75.4	—	—
Net realized foreign exchange gains on investments in foreign operations	31	0.9	203	21.9	—	—
Non-controlling interest portion of VIE income	(10)	(0.2)	(55)	(5.9)	—	—
Tax-exempt income and gains	(152)	(4.6)	(167)	(18.1)	(120)	(4.1)
Preferred share dividends treated as interest	11	0.3	23	2.5	38	1.3
Earnings of domestic subsidiaries	2	0.1	(1)	(0.1)	23	0.8
Future tax rate reductions (increases)	9	0.3	4	0.4	(50)	(1.7)
Other	(148)	(4.5)	(82)	(8.8)	(62)	(2.2)

Income taxes in the consolidated statement of operations	$640	19.3%	$789	85.1%	$790	27.3%

In 2006, various federal and provincial tax rate decreases were passed into law that resulted in or will result in phased-in net income tax rate reductions over the next four years. As a result, we decreased our future income tax asset by $9 million, thereby increasing income tax expense. The repatriation of capital and retained earnings from our foreign operations resulted in a $47 million increase in income tax expense arising from the reversal of related accumulated balances in the foreign currency translation adjustments component of shareholders’ equity.
     In 2005, we recorded the expected minimum tax benefit of $297 million relating to the Enron-related litigation settlements. This amount has not changed as there continues to be significant uncertainty associated with the ultimate tax benefits to be realized on the settlements. The repatriation of capital and retained earnings from our foreign operations resulted in a $375 million increase in income tax expense arising from the reversal of related accumulated balances in the foreign currency translation adjustments component of shareholders’ equity. A related $67 million future tax asset arising from 2004 foreign exchange losses and a $59 million reversal of a portion of the valuation allowance relating to the future tax asset from our U.S. operations were recognized.
     In November 2003, the Ontario government announced an increase in its corporate income tax rate and a cancellation of planned future rate reductions. As a result, in 2004, we increased our future income tax asset by $50 million, thereby reducing income tax expense.
Sources of Future Income Tax Balances

$ millions, as at October 31	2006	2005

Future income tax assets
Allowance for credit losses	$380	$481
Buildings and equipment	57	51
Pension and employee benefits	24	73
Unearned income	83	101
Investment revaluations	—	136
Tax loss carryforwards	649	871
Provisions	398	286
Goodwill	12	—
Other	48	160

	1,651	2,159
Valuation allowance (VA)	(107)	(125)

	1,544	2,034

Future income tax liabilities
Lease receivables	631	822
Buildings and equipment	60	26
Goodwill	55	48
Investment revaluation	34	—
Unearned income	5	—
Pension and employee benefits	82	73
Other	58	63

	925	1,032

Net future income tax asset net of VA	$619	$1,002

Included in the tax loss carryforwards amount is a $128 million (2005: $131 million) future tax asset related to Canadian capital losses, which have no expiry date. Also included in the tax loss carryforwards amount is $521 million of future tax assets related to losses in our U.S. operations (2005: $705 million) which expire in five to 20 years from origination. As other future income tax assets in the U.S. naturally reverse into tax losses, we will have between five to 20 years from the date such temporary differences become tax losses to use them before they expire under current tax law. The total amount of the net future income tax asset net of the valuation allowance related to our U.S. operations, is $95 million (2005: $365 million). We believe that, based on all available evidence, it is more likely than not that all of the net future income tax asset, net of the valuation allowance, will be realized prior to its expiration.

110	CIBC Annual Accountability Report 2006

Notes to the Consolidated Financial Statements
   Note 18 Earnings (Loss) per Share

$ millions, except per share amounts, for the year ended October 31	2006	2005	2004

Basic EPS
Net income (loss)	$2,646	$(32)	$2,091
Preferred share dividends	(132)	(125)	(100)

Net income (loss) applicable to common shares	$2,514	$(157)	$1,991

Weighted-average common shares outstanding (thousands)	335,135	339,263	355,735

Basic EPS	$7.50	$(0.46)	$5.60

Diluted EPS
Net income (loss) applicable to common shares	$2,514	$(157)	$1,991

Weighted-average common shares outstanding (thousands)	335,135	339,263	355,735
Add: stock options potentially exercisable(1) (thousands)	3,225	3,646	4,041

Weighted-average diluted common shares outstanding(2) (thousands)	338,360	342,909	359,776

Diluted EPS(3)	$7.43	$(0.46)	$5.53

(1)	Excludes average options outstanding of 9,894 with a weighted-average exercise price of $84.69; average options outstanding of 460,560 with a weighted-average exercise price of $73.08; and average options outstanding of 3,923 with a weighted-average exercise price of $69.34 for the years ended October 31, 2006, 2005 and 2004, respectively, as the options’ exercise prices were greater than the average market price of CIBC’s common shares. Also excluded are average options outstanding of 112,778 with a weighted-average exercise price of $37.60; and average options outstanding of 258,630 with a weighted-average exercise price of $37.60 for the years ended October 31, 2005 and 2004, respectively, as these options are performance based and the vesting criteria for these options had not been achieved.

(2)	Convertible preferred shares and preferred share liabilities have not been included in the calculation since we have the right to redeem them for cash prior to the conversion date.

(3)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share will be anti-dilutive; therefore, basic and diluted earnings (loss) per share will be the same.
Note 19 Related-party Transactions
In the ordinary course of business, we provide banking services and enter into transactions with related parties on terms similar to those offered to non-related parties. Related parties include directors, senior officers and their affiliates(1), joint ventures and investments accounted for under the equity method. Loans to these related parties are based on market terms and conditions. We also offer a subsidy on annual fees and preferential interest applied to credit card balances to senior officers which is the same offered to any of our employees of the bank.
Directors, senior officers and their affiliates(1)
As at October 31, 2006, loans to directors and their affiliates totalled $28 million (2005: $34 million), letters of credit and guarantees totalled $120 million (2005: $150 million) and the undrawn credit commitments totalled $292 million (2005: $211 million).
     As at October 31, 2006, loans to senior officers and their affiliates totalled $21 million (2005: $22 million), and the undrawn credit commitments totalled $4 million (2005: $4 million).
     We offer various stock-based compensation plans to senior officers and directors. See Note 15 for details.
Joint ventures
CIBC is a joint venture partner with CIT Financial Ltd. in CIT Business Credit Canada Inc., a joint venture which is engaged in asset-based lending in Canada. Both CIBC and CIT Financial Ltd. have a 50% ownership interest in the joint venture. As at October 31, 2006, our loans to and common share investment in the joint venture totalled $313 million (2005: $318 million) and $1 million (2005: $1 million), respectively, which are eliminated upon proportionate consolidation. In addition, as at October 31, 2006, we had letters of credit and guarantees of $126 million (2005: $131 million) and undrawn credit commitments of $68 million (2005: $66 million) to the joint venture. The loans were made to the joint venture under a Master Funding agreement, under which the joint venture borrows money equally from both of its joint investors. Interest is charged at prime on Canadian dollar loans and at Base Rate (Canada) for U.S. dollar loans.
     CIBC is a 50/50 joint venture partner with Mellon Financial Corporation in two joint ventures: CIBC Mellon Trust Company (CMT), which provides trust services; and CIBC Mellon Global Securities Services Company (GSS), which provides custodial and asset services, both in Canada. As at October 31, 2006, our common share investments in the joint ventures totalled $99 million (2005: $99 million), which are eliminated upon proportionate consolidation. In addition, CIBC holds client overdraft balances on behalf of GSS of nil (2005: $66 million).
Equity-accounted entities
CIBC is a partner with Barclays in FirstCaribbean which provides banking services in the Caribbean. Our investment in this entity is accounted for under the equity method. As at October 31, 2006, our investment in and loan to the joint venture totalled $790 million (2005: $805 million) and nil (2005: $2 million), respectively.
     As at October 31, 2006, investments in and loans to other equity-accounted entities totalled $306 million (2005: $238 million) and the undrawn investment and credit commitments totalled $37 million (2005: $43 million).

(1)	Affiliates definition has been amended in the current year (prior year information has not been restated) and includes spouses, children under 18 and supported family members (“dependants”) of directors and senior officers. It also includes entities over which directors, senior officers and their dependants have significant influence. Significant influence can be exerted by: greater than 10% voting interest; entities in which they have a management contract; entities in which they have positions of management authority/senior positions; entities in which they are a general partner; and trusts in which they are trustees or substantial beneficiaries.

CIBC Annual Accountability Report 2006	111

Notes to the Consolidated Financial Statements
   Note 20 Derivative Instruments
As explained in Note 1, in the normal course of business, we use various derivative instruments in the course of trading and for ALM purposes. These derivatives limit, modify or give rise to varying degrees and types of risk.
Derivatives used by CIBC
The majority of our derivative contracts are over-the-counter transactions that are privately negotiated between CIBC and the counterparty to the contract. The remainder are exchange traded contracts transacted through organized and regulated exchanges and consist primarily of options and futures.
Interest rate derivatives
Forward rate agreements are over-the-counter contracts that effectively fix a future interest rate for a period of time. A typical forward rate agreement provides that at a pre-determined future date, a cash settlement will be made between the counterparties based upon the difference between a contracted rate and a market rate to be determined in the future, calculated on a specified notional principal amount. No exchange of principal amount takes place.
     Interest rate swaps are over-the-counter contracts in which two counterparties agree to exchange cash flows over a period of time based on rates applied to a specified notional principal amount. A typical interest rate swap would require one counterparty to pay a fixed market interest rate in exchange for a variable market interest rate determined from time to time with both calculated on a specified notional principal amount. No exchange of principal amount takes place.
     Interest rate options are contracts in which one party (the purchaser of an option) acquires from another party (the writer of an option), in exchange for a premium, the right, but not the obligation, either to buy or sell, on a specified future date or within a specified time, a specified financial instrument at a contracted price. The underlying financial instrument will have a market price which varies in response to changes in interest rates. In managing our interest rate exposure, we act both as a writer and purchaser of these options. Options are transacted both over-the-counter and through exchanges.
     Interest rate futures are standardized contracts transacted on an exchange. They are based upon an agreement to buy or sell a specified quantity of a financial instrument on a specified future date, at a contracted price. These contracts differ from forward rate agreements in that they are in standard amounts with standard settlement dates and are transacted on an exchange.
Foreign exchange derivatives
Foreign exchange forwards are over-the-counter contracts in which one counterparty contracts with another to exchange a specified amount of one currency for a specified amount of a second currency, at a future date or range of dates.
     Swap contracts comprise foreign exchange swaps and cross-currency interest rate swaps. Foreign exchange swaps are transactions in which a foreign currency is simultaneously purchased in the spot market and sold in the forward market, or vice-versa. Cross-currency interest rate swaps are transactions in which counterparties exchange principal and interest flows in different currencies over a period of time. These contracts are used to manage both currency and interest rate exposures.
     Foreign exchange futures contracts are similar in mechanics to foreign exchange forward contracts but differ in that they are in standard currency amounts with standard settlement dates and are transacted on an exchange.
Credit derivatives
Credit derivatives are over-the-counter contracts designed to transfer the credit risk in an underlying financial instrument (usually termed as a reference asset) from one counterparty to another. The most common credit derivatives are credit default swaps (referred to as option contracts) and total return swaps (referred to as swap contracts). In option contracts, an option purchaser acquires credit protection on a reference asset or group of assets from an option writer in exchange for a premium. The option purchaser may pay the agreed premium at inception or over a period of time. The credit protection compensates the option purchaser for any deterioration in value of the reference asset upon the occurrence of certain credit events such as bankruptcy or failure to pay. Settlement may be cash based or physical, requiring the delivery of the reference asset to the option writer. In swap contracts, one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including any returns such as interest earned on these assets in exchange for amounts that are based on prevailing market funding rates. These cash settlements are made regardless of whether there is a credit event.
Equity derivatives
Equity swaps are over-the-counter contracts in which one counterparty agrees to pay, or receive from the other, cash amounts based on changes in the value of a stock index, a basket of stocks or a single stock. These contracts sometimes include a payment in respect of dividends.
     Equity options give the purchaser of the option, for a premium, the right, but not the obligation, to buy from or sell to the writer of an option, an underlying stock index, basket of stocks or single stock at a contracted price. Options are transacted both over-the-counter and through exchanges.
     Equity index futures are standardized contracts transacted on an exchange. They are based on an agreement to pay or receive a cash amount based on the difference between the contracted price level of an underlying stock index and its corresponding market price level at a specified future date. There is no actual delivery of stocks that comprise the underlying index. These contracts are in standard amounts with standard settlement dates.
Other derivatives
We also transact in other derivative products, including commodity forwards, futures, swaps and options, such as precious metal and energy-related products in both over-the-counter and exchange markets.
Notional amounts
The following table presents the notional amounts of derivative instruments.
     The notional amounts are not recorded as assets or liabilities as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. Notional amounts do not represent the potential gain or loss associated with market risk or credit risk of such instruments.

112	CIBC Annual Accountability Report 2006

Notes to the Consolidated Financial Statements
Notional Amounts

	Residual term to contractual maturity
				2006 total	Analyzed by use
	Less than	1 to	Over	notional		2006		2005
$ millions, as at October 31	1 year	5 years	5 years	amounts	Trading	ALM	Trading	ALM

Interest rate derivatives
Over-the-counter
Forward rate agreements	$29,833	$60	$26	$29,919	$29,834	$85	$39,524	$45
Swap contracts	168,454	303,861	124,537	596,852	466,316	130,536	498,255	111,879
Purchased options	14,032	11,425	9,172	34,629	31,844	2,785	36,767	896
Written options	20,688	18,411	6,706	45,805	43,222	2,583	45,732	2,196

	233,007	333,757	140,441	707,205	571,216	135,989	620,278	115,016

Exchange traded
Futures contracts	98,450	16,169	650	115,269	107,060	8,209	68,590	4,449
Purchased options	29,931	8,929	—	38,860	38,860	—	4,371	—
Written options	31,927	16,004	—	47,931	47,931	—	11,051	—

	160,308	41,102	650	202,060	193,851	8,209	84,012	4,449

Total interest rate derivatives	393,315	374,859	141,091	909,265	765,067	144,198	704,290	119,465

Foreign exchange derivatives
Over-the-counter
Forward contracts	59,596	2,734	665	62,995	54,897	8,098	46,632	18,000
Swap contracts	16,929	40,610	20,202	77,741	59,677	18,064	57,523	17,724
Purchased options	2,614	488	406	3,508	3,508	—	3,480	—
Written options	2,904	562	280	3,746	3,654	92	3,428	105

	82,043	44,394	21,553	147,990	121,736	26,254	111,063	35,829

Exchange traded
Future contracts	—	—	—	—	—	—	191	—

Total foreign exchange derivatives	82,043	44,394	21,553	147,990	121,736	26,254	111,254	35,829

Credit derivatives
Over-the-counter
Swap contracts	654	1,440	83	2,177	2,177	—	2,025	—
Purchased options	2,476	21,262	40,451	64,189	55,943	8,246	24,658	8,636
Written options(1)	6,794	13,655	39,320	59,769	59,585	184	29,179	193

Total credit derivatives	9,924	36,357	79,854	126,135	117,705	8,430	55,862	8,829

Equity derivatives(2)
Over-the-counter	26,122	15,508	1,578	43,208	42,829	379	41,610	544
Exchange traded	32,486	19,891	224	52,601	52,482	119	40,243	200

Total equity derivatives	58,608	35,399	1,802	95,809	95,311	498	81,853	744

Other derivatives(3)
Over-the-counter	9,657	14,203	772	24,632	24,493	139	23,449	—
Exchange traded	2,723	1,392	4	4,119	4,102	17	2,305	—

Total other derivatives	12,380	15,595	776	28,751	28,595	156	25,754	—

	$556,270	$506,604	$245,076	$1,307,950	$1,128,414	$179,536	$979,013	$164,867

(1)	ALM written options are reported as financial guarantees in Note 22.

(2)	Comprises forwards, futures, swaps and options.

(3)	Comprises precious metals and other commodity forwards, futures, swaps and options.

CIBC Annual Accountability Report 2006	113

Notes to the Consolidated Financial Statements
Risk
In the following sections, we discuss the risks related to the use of derivatives and how we manage these risks.
Market risk
Derivative instruments, in the absence of any compensating upfront cash payments, generally have no market value at inception. They obtain value, positive or negative, as relevant interest rates, foreign exchange rates, equity, commodity, credit prices or indices change, such that the previously contracted terms of the derivative transactions have become more or less favourable than what can be negotiated under current market conditions for contracts with the same terms and the same remaining period to expiry. The potential for derivatives to increase or decrease in value as a result of the foregoing factors is generally referred to as market risk.
     Market risk arising through trading activities is managed in order to mitigate risk, where appropriate, and with a view to maximizing trading revenue. To further manage risks, we may enter into contracts with other market makers or may undertake cash market hedges. There is no correlation between the high notional values of contracts to which we are a party and the net market and credit risks to which we are exposed.
Credit risk
Credit risk arises from the potential for a counterparty to default on its contractual obligations and the risk that prevailing market conditions are such that we would incur a loss in replacing the defaulted transaction. We limit the credit risk of derivatives traded over-the-counter by dealing with counterparties that are creditworthy, and by actively pursuing risk mitigation opportunities through the use of multi-product derivative master netting agreements, collateral and other credit mitigation techniques.
     We negotiate derivative master netting agreements with counterparties with which we have significant credit risk through derivatives activities. Such agreements provide for the simultaneous close out and netting of all transactions with a counterparty in an event of default. An increasing number of these agreements also provide for the exchange of collateral between parties in the event that the mark-to-market value of outstanding transactions between the parties exceeds an agreed threshold. Such agreements are used both to accommodate business with less creditworthy counterparties and to help contain the buildup of credit exposure resulting from multiple deals with more active counterparties. Credit risk on exchange traded futures and options is limited, as these transactions are standardized contracts executed on established exchanges each of which is associated with a well-capitalized clearing house that assumes the obligations of both counterparties and guarantees their performance. All exchange traded contracts are subject to initial margins and the daily settlement of variation margins.
     Written options generally have no credit risk for the writer if the counterparty has already performed in accordance with the terms of the contract through payment of the premium at inception. Written options will, however, have some credit risk to the extent of any unpaid premiums.
     The following table summarizes our credit exposure arising from derivative instruments except for those that are traded on an exchange and subject to daily margining requirements. The calculation of risk-weighted amount is prescribed by OSFI. The current replacement cost is the estimated cost to replace all contracts which have a positive market value, representing an unrealized gain to CIBC. The replacement cost of an instrument is dependent upon its terms relative to prevailing market prices, and will fluctuate as market prices change and as the derivative approaches its scheduled maturity.
     The credit equivalent amount is the sum of the current replacement cost and the potential credit exposure. The potential credit exposure is an estimate of the amount by which the current replacement cost could increase over the remaining term of each transaction, based on a formula prescribed by OSFI. The credit equivalent amount is then multiplied by standard counterparty risk-weighting factors prescribed by OSFI that are adjusted for the impact of collateral and guarantees to arrive at the risk-weighted amount. The risk-weighted amount is used in determining the regulatory capital requirements for derivatives.

114	CIBC Annual Accountability Report 2006

Notes to the Consolidated Financial Statements
Credit Risk

$ millions, as at October 31	2006					2005
				Credit	Risk-				Credit	Risk-
	Current replacement cost			equivalent	weighted	Current replacement cost			equivalent	weighted
	Trading	ALM	Total	amount	amount	Trading	ALM	Total	amount	amount

Interest rate derivatives
Forward rate agreements	$11	$1	$12	$13	$5	$7	$—	$7	$9	$3
Swap contracts	6,428	933	7,361	10,617	2,217	8,116	1,070	9,186	12,283	2,614
Purchased options	645	20	665	860	211	777	9	786	975	242

	7,084	954	8,038	11,490	2,433	8,900	1,079	9,979	13,267	2,859

Foreign exchange derivatives
Forward contracts	511	38	549	1,161	384	676	40	716	1,413	412
Swap contracts	3,739	120	3,859	7,574	1,463	4,267	147	4,414	7,892	1,544
Purchased options	98	—	98	179	54	127	—	127	215	68

	4,348	158	4,506	8,914	1,901	5,070	187	5,257	9,520	2,024

Credit derivatives(1)
Swap contracts	48	—	48	263	114	55	—	55	197	75
Purchased options	93	—	93	6,948	3,013	87	—	87	1,818	700
Written options(2)	197	—	197	197	45	44	—	44	44	22

	338	—	338	7,408	3,172	186	—	186	2,059	797

Equity derivatives(3)	2,077	19	2,096	4,262	1,345	2,259	3	2,262	4,343	1,466

Other derivatives(4)	1,483	35	1,518	3,851	1,501	2,573	—	2,573	4,750	1,940

	15,330	1,166	16,496	35,925	10,352	18,988	1,269	20,257	33,939	9,086
Less: effect of master netting agreements	(10,799)	—	(10,799)	(18,962)	(5,222)	(13,315)	—	(13,315)	(18,565)	(4,766)

	$4,531	$1,166	$5,697	$16,963	$5,130	$5,673	$1,269	$6,942	$15,374	$4,320

(1)	ALM credit derivative options, with a replacement cost of $40 million (2005: $34 million), are given financial guarantee treatment for credit risk capital purposes and are excluded from the table above.

(2)	Represents the fair value of contracts for which fees are received over the life of the contracts.

(3)	Comprises forwards, swaps and options.

(4)	Comprises precious metals and other commodity forwards, swaps and options.
Note 21 Fair Value of Financial Instruments
The tables that follow present the fair value of both on- and off-balance sheet financial instruments, based on the fair valuation approach set out below.
     Fair value represents our estimate of the price at which a financial instrument could be exchanged in an arm’s length transaction between knowledgeable and willing parties, under no compulsion to act, carried out in the normal course of business. Fair value is best evidenced by an independent quoted market price, if one exists.
     Quoted market prices are not available for a significant portion of our on- and off-balance sheet financial instruments because of the lack of traded markets and also, where such markets do exist, they are not considered sufficiently liquid to be used as a basis for fair value. Where quoted markets exist and are considered active, these quoted prices are used to calculate fair value.
     Valuation adjustments are an integral component of our fair valuation process. To arrive at fair value, we make valuation adjustments, where appropriate, to cover risks such as counterparty credit quality or concentration or market liquidity. In our mid-priced portfolios, we also consider valuation adjustments for bid-offer spread to cover close-out risk. In addition, we also make valuation adjustments for positions, which rely on complex models for valuation or on models incorporating unobservable parameters (refer to Note 1 for additional details).
     In those instances where traded markets do not exist or are not considered sufficiently liquid, our measure of fair value is estimated, using a variety of valuation techniques and models. The results of these valuation techniques and models may vary from the ultimate net realizable value. We have an ongoing process of enhancing our valuation techniques and models. Where enhancements are made, they are applied prospectively, so that fair values reported in prior periods are not recalculated on the new bases. Our techniques and models take into account the effect of changes in market rates, including credit quality, where we are exposed to the credit risk of an issuer, borrower or counterparty.
     Both book and fair values of loans and loan commitments are affected by credit quality. In this regard, we rely on our processes for determining the allowance for credit losses to simultaneously write down (but not up) both the book and fair values of loans and to account for reductions in credit quality of loan commitments and other credit-related arrangements on which we have credit exposure. Both the book and fair values disclosed are net of all specific and general allowances for credit losses. The policy followed in setting allowances for credit losses is explained in Note 1.
     For changes in fair value due to interest rate risk on financial instruments where traded markets do not exist, except for privately issued debt securities, the calculation of fair value is based on the

CIBC Annual Accountability Report 2006	115

Notes to the Consolidated Financial Statements
difference between the original and current market interest rates for the same type of instrument, using present value techniques. The actual cash flows based on the original interest rate are discounted using current market interest rates for the remaining term to the repricing or maturity date, whichever is earlier. The remaining term used is generally contractual. We do not make additional adjustments to fair value for bid-offer considerations for our non-trading portfolios’ fair values.
     Due to the judgment used in applying a wide variety of acceptable valuation techniques and models, as well as the use of estimates inherent in this process, estimates of fair value of the same or similar assets may differ among financial institutions. The calculation of fair values is based on market conditions, as at October 31, 2006, and may not be reflective of ultimate realizable value.
Methods and assumptions
Financial instruments with fair value equal to book value
Where we consider any difference between fair and book values of certain on-balance sheet financial instruments to be insignificant, the fair value of certain on-balance sheet financial instruments is assumed to equal their book value. These categories are: cash and non-interest-bearing deposits with banks; short-term interest-bearing deposits with banks; securities borrowed or purchased under resale agreements; customers’ liability under acceptances; acceptances; obligations related to securities sold short; obligations related to securities lent or sold under repurchase agreements and other liabilities (except for ALM derivatives not carried at fair value as described in footnote 3 on page 117).
Securities
The fair value of securities are detailed in Note 3 and are based on quoted market prices where available; otherwise, fair values are estimated using independent quoted market prices for similar securities or other third-party evidence, as available.
     The quoted market price used to value publicly traded equity securities held for investment purposes does not take into account any adjustments for resale restrictions that expire within one year or for future expenses.
     For privately issued debt and equity securities, we estimate fair value using recent market transactions, where available. Otherwise fair values are derived from valuation models using a market, or income approach. These models consider various factors including projected cash flows, earnings, revenue or other third-party evidence as available.
Loans
The fair value of variable-rate mortgages, which are largely prime rate based, are assumed to equal their book value. The fair value of fixed-rate mortgages are estimated, using a discounted cash flow calculation that uses market interest rates currently charged for mortgages with similar remaining terms. The valuation model used for mortgages takes into account prepayment optionality, as well as consumer behaviour, as appropriate.
     The fair value of variable-rate loans and those that reprice frequently are assumed to be equal to their book value. The fair value for fixed-rate loans is estimated, using a discounted cash flow calculation that uses market interest rates currently charged for loans with similar terms and credit risks. The book value of loans is adjusted for impaired loans and loans not yet specifically identified as impaired through the specific and general allowance categories, respectively. The fair value of loans is not adjusted for the value of any credit derivatives used to manage the credit risk associated with them. The fair value of these credit derivatives is disclosed separately.
Other assets
Other assets included in the following table mainly comprise accrued interest receivable, brokers’ client accounts, equity-accounted investments, limited partnerships and accounts receivable.
     Except as noted, the fair value of all other assets is assumed to equal book value because we consider any difference not to be significant. The fair value of limited partnership investments is taken from net asset values published by third-party fund managers and is adjusted for better and/or more recent information where available and appropriate. For equity-accounted investments, we estimate fair value using quoted market prices or other recent market transactions, where available. Otherwise, fair value is derived from valuation models, except for instances where the benefits of estimating fair value for unquoted equity-accounted investments do not outweigh the related costs, then fair value is assumed to equal book value.
Deposits
The fair value of floating-rate deposits and demand deposits are assumed to be equal to their book value. The fair value of fixed-rate deposits are determined by discounting the contractual cash flows using market interest rates currently offered for deposits of similar terms. The fair value for deposit liabilities with embedded optionality (cashable option) includes the value of those options.
Subordinated indebtedness
The fair value is determined by reference to market prices for the same or similar debt instruments.
Preferred share liabilities
The fair value of these obligations is determined by reference to market prices for the same or similar financial instruments.
Derivative instruments market valuation
The fair value of derivatives is based on quoted market prices or dealer quotes, where available. Otherwise, fair values are estimated on the basis of pricing models that incorporate current market measures for interest rates, currency exchange rates, equity prices and indices, credit spreads, corresponding market volatility levels and other market-based pricing factors.
     For trading derivatives, fair value reflects a valuation adjustment for market, model and credit risks, as well as administrative costs, as appropriate. Specifically, credit risk adjustments are based on credit exposure taking into account both collateral and netting arrangements. Administrative cost adjustments reflect the expected future costs to maintain the derivative to maturity.
     For non-trading (ALM) derivatives, the fair value is determined on the same basis as for trading derivatives without valuation adjustments.
ALM derivatives not carried at fair value
Fair value is determined on the same basis as for non-trading (ALM) derivatives carried at fair value included in derivative instruments market valuation above.
Mortgage commitments
The fair value of mortgage commitments, included in derivatives held for ALM, is for fixed-rate residential and commercial mortgage

116	CIBC Annual Accountability Report 2006

Notes to the Consolidated Financial Statements
commitments and is based on changes in market interest rates between the commitment and funding dates. The valuation model takes into account the expected probability that outstanding commitments will be exercised.
Credit commitments
Other commitments to extend credit are primarily variable rate and, consequently, do not expose CIBC to interest rate risk, although they do expose CIBC to credit risk. These commitments generally contain provisions whereby drawn credit commitments are priced based on the credit quality of the obligor at the date funds are drawn. As noted above, the credit exposure on loan commitments is included in our assessment of the specific and general allowances and, hence, no further adjustments are made.
     The fair values disclosed in the following table exclude the value of assets that are not financial instruments. Also, excluded from this table are assets, such as land, buildings and equipment, as well as goodwill and other intangible assets, including customer relationships, which add significant value to CIBC.
Fair Value of Financial Instruments

$ millions, as at October 31		2006		2005
			Fair value			Fair value
			over (under)			over (under)
	Book value	Fair value	book value	Book value	Fair value	book value

Assets
Cash and non-interest-bearing deposits with banks	$1,317	$1,317	$—	$1,310	$1,310	$—
Interest-bearing deposits with banks	10,536	10,536	—	10,542	10,542	—
Securities	83,498	83,680	182	67,764	67,833	69
Securities borrowed or purchased under resale agreements	25,432	25,432	—	18,514	18,514	—
Loans	145,625	145,986	361	141,783	142,043	260
Derivative instruments market valuation(1)	17,122	17,122	—	20,309	20,309	—
Customers’ liability under acceptances	6,291	6,291	—	5,119	5,119	—
Other assets(2)	6,155	6,529	374	6,239	6,511	272

Liabilities
Deposits	$202,891	$202,756	$(135)	$192,734	$192,674	$(60)
Derivative instruments market valuation(1)	17,330	17,330	—	20,128	20,128	—
Acceptances	6,297	6,297	—	5,119	5,119	—
Obligations related to securities sold short	13,788	13,788	—	14,883	14,883	—
Obligations related to securities lent or sold under repurchase agreements	30,433	30,433	—	14,325	14,325	—
Other liabilities	9,977	9,977	—	11,537	11,537	—
Subordinated indebtedness	5,595	5,963	368	5,102	5,468	366
Preferred share liabilities	600	642	42	600	660	60

ALM derivatives not carried at fair value(1)(3)(4)	$(94)	$(179)	$(85)	$73	$82	$9

(1)	ALM derivatives carried at fair value are included in derivative instruments market valuation.

(2)	Excludes FirstCaribbean with a book value of $790 million as at October 31, 2006 (2005: $805 million).

(3)	The book value includes both the ALM derivatives not carried at fair value net $(234) million (2005: net $(281) million) and unamortized hedge-related deferred balances, net $140 million (2005: net $354 million), which are included in other assets and other liabilities.

(4)	The fair value over (under) book value includes deferred gains of $222 million (2005: $266 million) related to derivative hedges for anticipated transactions in respect of certain deposit programs and expenses. These transactions and related hedges will be recognized in the consolidated financial statements over the next seven years.

CIBC Annual Accountability Report 2006	117

Notes to the Consolidated Financial Statements
Fair Value of Derivative Instruments

$ millions, as at October 31	2006 fair value			2005 fair value
	Positive	Negative	Net	Positive	Negative	Net

Held for trading(1)
Interest rate derivatives
Forward rate agreements	$11	$2	$9	$7	$10	$(3)
Swap contracts	6,428	5,867	561	8,116	7,711	405
Purchased options	647	—	647	779	—	779
Written options	—	658	(658)	—	618	(618)

Total interest rate derivatives	7,086	6,527	559	8,902	8,339	563

Foreign exchange derivatives
Forward contracts	511	454	57	676	695	(19)
Swap contracts	3,739	3,098	641	4,267	3,885	382
Purchased options	98	—	98	127	—	127
Written options	—	74	(74)	—	120	(120)

Total foreign exchange derivatives	4,348	3,626	722	5,070	4,700	370

Credit derivatives
Swap contracts	48	95	(47)	55	48	7
Purchased options	93	154	(61)	87	46	41
Written options	197	43	154	44	30	14

Total credit derivatives	338	292	46	186	124	62

Equity derivatives(2)	3,543	5,009	(1,466)	3,109	3,405	(296)

Other derivatives(3)	1,490	1,437	53	2,659	2,840	(181)

Total held for trading(4)	16,805	16,891	(86)	19,926	19,408	518

Held for ALM(5)
Interest rate derivatives
Forward rate agreements	1	—	1	—	—	—
Swap contracts	933	745	188	1,070	731	339
Purchased options	20	—	20	9	—	9
Written options	—	4	(4)	—	27	(27)

Total interest rate derivatives	954	749	205	1,079	758	321

Foreign exchange derivatives
Forward contracts	38	3	35	40	53	(13)
Swap contracts	120	622	(502)	147	680	(533)
Written options	—	1	(1)	—	—	—

Total foreign exchange derivatives	158	626	(468)	187	733	(546)

Credit derivatives
Purchased options	39	45	(6)	32	26	6
Written options(6)	1	—	1	2	2	—

Total credit derivatives	40	45	(5)	34	28	6

Equity derivatives(2)	19	43	(24)	3	38	(35)

Other derivatives(3)	35	43	(8)	—	—	—

Total held for ALM	1,206	1,506	(300)	1,303	1,557	(254)

Total fair value	18,011	18,397	(386)	21,229	20,965	264
Less: effect of master netting agreements	(10,799)	(10,799)	—	(13,315)	(13,315)	—

	$7,212	$7,598	$(386)	$7,914	$7,650	$264

Average fair value of derivatives held for trading(7)
Interest rate derivatives	$7,588	$7,065	$523	$11,571	$11,043	$528
Foreign exchange derivatives	4,963	4,308	655	5,672	5,318	354
Credit derivatives	218	176	42	155	117	38
Equity derivatives	3,236	4,200	(964)	2,492	3,157	(665)
Other derivatives	2,414	2,317	97	2,694	3,118	(424)

	$18,419	$18,066	$353	$22,584	$22,753	$(169)

(1)	Includes positive and negative fair values of $1,475 million (2005: $938 million) and $1,642 million (2005: $1,156 million), respectively, for exchange traded options.

(2)	Comprises swaps and options.

(3)	Comprises precious metals and other commodity forwards, swaps and options.

(4)	Derivative instruments held for trading and ALM derivative instruments carried at fair value (included in footnote 5 below) are reported as derivative instruments market valuation on the consolidated balance sheet.

(5)	Certain ALM derivative instruments are carried at fair value because they are ineligible for hedge accounting under AcG-13. Since these derivative instruments mitigate market risks, we consider them to be economic hedges for the corresponding risks of underlying positions. In addition, this category includes derivatives, such as seller swaps, whose risks are managed in the context of ALM activities. Derivatives held for ALM purposes at October 31, 2006, include positive and negative fair values of $318 million (2005: $383 million) and $439 million (2005: $720 million), respectively, in respect of derivative instruments held for economic hedging purposes.

(6)	Reported as guarantees in Note 22.

(7)	Average fair value represents monthly averages.

118	CIBC Annual Accountability Report 2006

Notes to the Consolidated Financial Statements
     Note 22      Commitments, Guarantees, Pledged Assets and Contingent Liabilities
Commitments
Off-balance sheet credit-related arrangements
Credit-related arrangements are generally off-balance sheet instruments and are typically entered into to meet the financing needs of clients or to facilitate international trade. In addition, there are certain exposures for which we could be obligated to extend credit, that are not recorded on-balance sheet. Our policy of requiring collateral or other security to support credit-related arrangements and the types of security held is generally the same as for loans. The contract amounts shown below for credit-related arrangements represent the maximum amount of additional credit that we could be obligated to extend. The contract amounts also represent the credit risk amounts should the contracts be fully drawn, the counterparties default and any collateral held proves to be of no value. As many of these arrangements will expire or terminate without being drawn upon, the contract amounts are not necessarily indicative of future cash requirements or actual risk of loss.
Credit-related Arrangements

	Contract amounts
$ millions, as at October 31	2006	2005

Securities lending(1)(2)	$61,593	$45,817
Unutilized credit commitments(3)	39,267	38,593
Backstop liquidity facilities(3)	16,733	16,654
Standby and performance letters of credit	6,094	6,529
ALM credit derivatives written options(4)	184	193
Documentary and commercial letters of credit	90	136
Other	374	414

	$124,335	$108,336

(1)	Includes the full contract amount of custodial client securities totalling $44.6 billion (2005: $30.3 billion) lent by GSS.

(2)	Excludes securities lending of $5.4 billion (2005: $2.5 billion) for cash because it is reported on the consolidated balance sheet as obligations related to securities lent or sold under repurchase agreements.

(3)	Includes irrevocable lines of credit totalling $45.1 billion (2005: $39.1 billion), of which $31.2 billion (2005: $28.6 billion) will expire in one year or less, and excludes personal lines of credit and credit card lines, which are revocable at our discretion at any time.

(4)	Represents notional amount of ALM credit derivatives written options which are also reported as derivatives in Note 20.
Securities lending
Securities lending represents our credit exposure when we lend our own or our clients’ securities to a borrower and the borrower defaults on the redelivery obligation. The borrower must fully collateralize the security lent at all times.
Unutilized credit commitments
Unutilized credit commitments include the undrawn portion of lending facilities that we have approved to meet the business requirements of clients, as well as undrawn commitments in our mortgage business. These lines are subject to review at least annually, and may include various conditions that must be satisfied prior to drawdown. The credit risk associated with these lines arises from the possibility that a commitment will be drawn down as a loan. The amount of collateral obtained, if deemed necessary, is based on our credit evaluation of the borrower, and may include a charge over the present and future assets of the borrower.
Backstop liquidity facilities
We provide backstop liquidity facilities to asset-backed commercial paper conduits, administered by us and by third parties. These facilities provide an alternative source of funding, in the event market disruption prevents the conduit from issuing commercial paper. These facilities do not require us to fund for any other reason or to purchase or indemnify non-performing assets.
Standby and performance letters of credit
These represent an irrevocable obligation to make payments to third parties in the event that clients are unable to meet their contractual financial or performance obligations. The credit risk associated with these instruments is essentially the same as that involved in extending irrevocable loan commitments to clients. The amount of collateral obtained, if deemed necessary, is based on our credit evaluation of the borrower and may include a charge over present and future assets of the borrower.
ALM credit derivatives written options
Credit default swaps for ALM purposes are written to create synthetic loan exposures to a reference borrower, to manage credit portfolio diversification. The notional amount of these contracts is included in the table above. The notional amount represents the maximum amount at risk in the event of a default of the reference borrower.
Documentary and commercial letters of credit
Documentary and commercial letters of credit are short-term instruments issued on behalf of a client, authorizing a third party, such as an exporter, to draw drafts on CIBC up to a specified amount, subject to specific terms and conditions. We are at risk for any drafts drawn that are not ultimately settled by the client; however, the amounts drawn are collateralized by the related goods.
Long-term commitments for leases
CIBC has obligations under non-cancellable leases for buildings and equipment.
     Future minimum lease payments for all lease commitments for each of the five succeeding years and thereafter are as follows:
Lease Commitments(1)(2)(3)(4)

$ millions

2007	$308
2008	269
2009	237
2010	209
2011	179
2012 and thereafter	1,032

(1)	Total rental expense (excluding servicing agreements) in respect of buildings and equipment charged to the consolidated statement of operations was $337 million (2005: $409 million; 2004: $394 million).

(2)	Includes future minimum lease commitments under sale-leaseback amounting to $53 million in 2007, $44 million in 2008, $39 million in 2009, $31 million in 2010, $26 million in 2011 and $43 million in 2012 and thereafter.

(3)	We sublet some of our premises and expect to receive $29 million from third-party tenants on the sub-leases. Our lease commitments in the table above are gross of the sub-lease income.

(4)	Includes $41 million of assigned lease commitments in connection with our sale of the U.S. private client and asset management division to Oppenheimer Holdings Inc. (Oppenheimer). We remain contingently liable under the terms of the leases that have been assigned to Oppenheimer in the event of an Oppenheimer default.

CIBC Annual Accountability Report 2006	119

Notes to the Consolidated Financial Statements
Other commitments
As an investor in merchant banking activities, we enter into commitments to fund external private equity funds and investments in equity and debt securities at market value at the time the commitments are drawn. In connection with these activities, we had commitments to invest up to $355 million as at October 31, 2006 (2005: $471 million).
Guarantees
Guarantees include contracts that contingently require the guarantor to make payments to a guaranteed party based on (a) changes in an underlying economic characteristic that is related to an asset, liability or an equity security of the guaranteed party; (b) failure of another party to perform under an obligating agreement; or (c) failure of a third-party to pay its indebtedness when due.
     The following table summarizes significant guarantees issued and outstanding as at October 31:
Guarantees(1)

$ millions, as at October 31	2006	2005
	Maximum	Maximum
	potential	potential
	future payment	future payment

Securities lending with indemnification(2)	$37,921	$26,044
Standby and performance letters of credit	6,094	6,529
Credit enhancement facilities	—	—
Credit derivatives written options	59,769	29,372
Other derivative contracts	See narrative	See narrative
Other indemnification agreements	See narrative	See narrative

(1)	The total collateral available relating to these guarantees was $48.9 billion (2005: $29.3 billion).

(2)	Securities lending with indemnification is the full contract amount of custodial client securities lent by GSS.
As many of these guarantees will expire or terminate without being drawn upon and do not take into consideration the possibility of recovery by means of recourse provisions or from collateral held or pledged, the maximum potential future payment amounts are not indicative of future cash requirements or credit risk, and bear no relationship to our expected losses from these arrangements. As at October 31, 2006, we had a liability of $43 million (2005: $32 million) on our consolidated balance sheet related to the guarantees noted above (excluding other derivative contracts). For other derivative contracts, we had a liability of $5.4 billion as at October 31, 2006 (2005: $4.5 billion) on our consolidated balance sheet. See narrative for additional details on other derivative contracts.
Securities lending with indemnification
As part of our custodial business, indemnifications may be provided to security lending clients to ensure that the fair value of securities lent will be returned in the event that the borrower fails to return the indemnified securities and collateral held is insufficient to cover the fair value of those securities.
Standby and performance letters of credit
Standby and performance letters of credit represent written undertakings that back financial and performance obligations of the client. These guarantees convey similar credit risk characteristics as loans. We may collateralize standby and performance letters of credit by various forms, including cash, securities and other assets pledged.
Credit enhancement facilities
Certain credit enhancement facilities require us to guarantee the collection of the scheduled contractual cash flows from individual financial assets held by a VIE. Other credit enhancement features, including cash reserve accounts, cash collateral accounts and subordinated interests, are not considered guarantees.
Credit derivatives written options
Credit derivatives written options represent an indirect guarantee of indebtedness of another party as they require us to transfer funds to a counterparty upon the occurrence of specified events related to the credit worthiness of a reference obligor. For these types of derivatives, determination of our counterparties’ exposure related to the obligor outside of the derivative contract is not required in order to classify the derivative as a guarantee.
Other derivative contracts
Derivative contracts include written options on interest rate, foreign exchange, equity, commodity, and other, which provide the holder the right to purchase or sell an underlying item for a pre-determined price. The derivative would be considered a guarantee if the counterparty held an asset, liability or equity security related to the underlying in the derivative contract. We do not track the intention or holdings of a given counterparty when writing an option, and as a result, the maximum potential liability for derivative contracts that may meet the definition of a guarantee is unavailable. We generally hedge our exposure to these contracts by entering into a variety of offsetting derivative contracts and security positions.
Other indemnification agreements
In the ordinary course of operations, we enter into contractual arrangements under which we may agree to indemnify the counterparty to such arrangement from any losses relating to a breach of representations and warranties, a failure to perform certain covenants, or for claims or losses arising from certain external events as outlined within the particular contract. This may include, for example, losses arising from changes in tax legislation, litigation or claims relating to past performance. In addition, we have entered into indemnification agreements with each of our directors and officers to indemnify those individuals, to the extent permitted by law,

120	CIBC Annual Accountability Report 2006

Notes to the Consolidated Financial Statements
against any and all claims or losses (including any amounts paid in settlement of any such claims) incurred as a result of their service to CIBC. In most indemnities, maximum loss clauses are generally not provided for, and as a result, no defined limit of the maximum potential liability exists. We believe that the likelihood of the conditions arising to trigger obligations under these contract arrangements is remote. Historically, any payments made in respect of these contracts have not been significant. No amounts related to these indemnifications, representations and warranties are reflected within the consolidated financial statements as at October 31, 2006.
Pledged assets
In the ordinary course of business, we pledge our own or may sell or repledge third-party assets against liabilities, or to facilitate certain activities. The following table presents the sources and uses of pledged assets and collateral:
Pledged Assets

$ millions, as at October 31	2006	2005

Sources of pledged assets and collateral
CIBC assets
Deposits with banks	$—	$6
Securities	23,775	13,696
Other assets	1,710	1,504

	25,485	15,206

Client assets
Collateral received and available for sale or repledged(1)	89,825	66,871
Not sold or repledged	5,978	2,931

	83,847	63,940

	$109,332	$79,146

Uses of pledged assets and collateral
Foreign governments and central banks(2)	$547	$557
Clearing systems, payment systems and depositories(2)	528	499
Margins for exchange traded futures and options, and collateralized derivative transactions	2,443	3,065
Securities lent(3)	61,593	45,817
Obligations related to securities sold short	13,788	14,883
Obligations related to securities lent or sold under repurchase agreements	30,433	14,325

	$109,332	$79,146

(1)	Includes the full contract amount totalling $47.2 billion (2005: $32.0 billion) of collateral received for custodial client securities lent by GSS.

(2)	Includes assets pledged in order to participate in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions.

(3)	Includes the full contract amount of custodial client securities totalling $44.6 billion (2005: $30.3 billion) lent by GSS.
Securities collateral
Client securities collateral available for sale or repledge is received in connection with securities lending, securities borrowed or purchased under resale agreements, margin loans and to collateralize derivative contracts. Client securities collateral may be sold or repledged by CIBC in connection with securities borrowed, lent or sold under repurchase agreements, for margin loans, as collateral for derivative transactions or delivered to cover securities sold short.
Contingent liabilities
CIBC is a party to a number of legal proceedings, including regulatory investigations, in the ordinary course of its business. While there exists an inherent difficulty in predicting the outcome of such matters, based on current knowledge and consultation with legal counsel, we do not expect that the outcome of any of these matters, individually or in aggregate, would have a material adverse effect on our consolidated financial position. However, the outcome of any such matters, individually or in aggregate, may be material to our operating results for a particular year.
Enron
In 2005, CIBC settled two major Enron-related litigation matters, Newby, et al. v. Enron Corp., et al., and the so-called Megaclaim bankruptcy court action.
     CIBC is still a defendant in certain remaining Enron-related actions. In 2005, we recorded a provision (included within other non-interest expenses) of $2.83 billion pre-tax ($2.53 billion after-tax) to increase our accrual (included within other liabilities) to cover the settlements and to reserve against the remaining Enron-related actions, the adequacy of which we regularly assess.
Hedge funds
In 2005, CIBC reached settlements with the SEC and the Office of the New York State Attorney General (NYAG) with respect to matters involving CIBC’s dealings with certain hedge funds that engaged in the market timing of mutual funds. We had accrued $158 million to cover the settlements, which was allocated equally to CIBC Retail Markets and CIBC World Markets business lines.
     In addition, two CIBC subsidiaries and a former employee were named in a number of mutual fund market timing class and derivative actions coordinated before the U.S. District Court for the District of Maryland. All but two of these actions have been formally dismissed against the CIBC related defendants. The court has indicated its intention to also dismiss the two remaining actions.

CIBC Annual Accountability Report 2006	121

Notes to the Consolidated Financial Statements
     Note 23     Concentration of Credit Risk
Concentrations of credit exposure may arise with a group of counterparties that have similar economic characteristics or are located in the same geographic region. The ability of such counterparties to meet contractual obligations would be similarly affected by changing economic, political or other conditions.
     The amounts of credit exposure associated with our on-and off-balance sheet financial instruments are summarized in the following table:
Credit Exposure by Country of Ultimate Risk

$ millions, as at October 31	2006				2005
		United	Other			United	Other
	Canada	States	countries	Total	Canada	States	countries	Total

On-balance sheet
Major assets(1)(2)(3)	$213,546	$47,265	$29,010	$289,821	$198,140	$40,913	$26,288	$265,341

Off-balance sheet
Credit-related arrangements
Lines of credit
Financial institutions	$18,449	$1,982	$2,333	$22,764	$18,854	$2,098	$713	$21,665
Governments	3,419	—	—	3,419	2,787	—	—	2,787
Other	25,984	2,846	987	29,817	26,994	3,036	765	30,795

	47,852	4,828	3,320	56,000	48,635	5,134	1,478	55,247

Other credit-related arrangements(4)
Financial institutions	54,718	7,635	460	62,813	36,711	10,344	538	47,593
Governments	13	—	201	214	26	—	197	223
Other	3,280	789	1,239	5,308	3,197	437	1,639	5,273

	58,011	8,424	1,900	68,335	39,934	10,781	2,374	53,089

	$105,863	$13,252	$5,220	$124,335	$88,569	$15,915	$3,852	$108,336

Derivative instruments
By counterparty type
Financial institutions	$2,671	$3,670	$5,988	$12,329	$2,651	$4,839	$6,621	$14,111
Governments	1,764	—	—	1,764	2,527	1	113	2,641
Other	1,548	622	233	2,403	2,038	1,182	285	3,505

	5,983	4,292	6,221	16,496	7,216	6,022	7,019	20,257
Less: effect of master netting agreements	(3,419)	(3,417)	(3,963)	(10,799)	(3,947)	(4,793)	(4,575)	(13,315)

Total derivative instruments	$2,564	$875	$2,258	$5,697	$3,269	$1,229	$2,444	$6,942

(1)	Major assets consist of cash and non-interest-bearing deposits with banks, interest-bearing deposits with banks, loans, securities, securities borrowed or purchased under resale agreements, customers’ liability under acceptances, and derivative instruments market valuation, after deduction of allowance for credit losses.

(2)	Includes Canadian currency of $218.5 billion (2005: $197.8 billion) and foreign currencies of $71.3 billion (2005: $67.5 billion).

(3)	Includes loans and acceptances, net of allowance for credit losses, totalling $151.9 billion (2005: $146.9 billion). No industry or foreign jurisdiction accounts for more than 10% of this amount in either 2006 or 2005.

(4)	Includes the full contract amount of custodial client securities totalling $44.6 billion (2005: $30.3 billion) lent by GSS.

122	CIBC Annual Accountability Report 2006

Notes to the Consolidated Financial Statements
     Note 24     Segmented and Geographic Information
CIBC has two strategic business lines: CIBC Retail Markets which services retail customers and CIBC World Markets which services wholesale customers. These strategic business lines are supported by Corporate and Other. This organizational structure, which is the basis upon which we report our segmented information, was initially adopted in 2005 at which time the comparative amounts for 2004 were reclassified.
     CIBC Retail Markets comprises CIBC’s retail and wealth management businesses. We provide a full range of financial products and services to individual and small business clients, as well as investment management services to retail and institutional clients globally.
     CIBC World Markets is the wholesale and corporate banking arm of CIBC, providing a range of integrated credit and capital markets products, investment banking, and merchant banking to clients in key financial markets in North America and around the world. We provide capital solutions and advisory expertise across a wide range of industries as well as research for our corporate, government and institutional clients.
     These business lines are supported by five functional groups —Administration, Technology and Operations; Corporate Development; Finance; Legal and Regulatory Compliance; and Treasury and Risk Management (TRM). The activities of these functional groups are included within Corporate and Other with their revenue, expenses and balance sheet resources generally being allocated to the business lines. Corporate and Other also includes Juniper (sold on December 1, 2004), CIBC Mellon joint ventures, Oppenheimer Holdings Inc. debentures (sold during the year), and other income statement and balance sheet items not directly attributable to the business lines.
     During the year, we merged the Administration and Technology and Operations functional groups and renamed it “Administration, Technology and Operations.” We also moved certain administrative functions from this group into a new “Legal and Regulatory Compliance” functional group.
     Results for our operating segments are based on our internal financial reporting systems. The assets and liabilities of the segments are transfer priced, using a funding methodology that best reflects their nature and term, at wholesale market rates. Non-interest expenses are attributed to the segment to which they relate. Indirect expenses are allocated to the segments based on appropriate criteria.
     To measure and report the results of operations of the two strategic business lines, we use a Manufacturer/Customer Segment/Distributor Management Model. The model uses certain estimates and allocation methodologies in the preparation of segmented financial information. Under this model, internal payments for sales and trailer commissions and distribution service fees are made among the business lines. Periodically, the sales and trailer commission rates paid to segments for certain products are revised and applied prospectively. Revenue, expenses and balance sheet resources relating to certain activities are fully allocated to other business lines. Management uses this model to assess the performance of our customer segments, products and delivery channels.

CIBC Annual Accountability Report 2006	123

Notes to the Consolidated Financial Statements
Results by Business Line and Geographic Distribution

		CIBC	CIBC
		Retail	World	Corporate		CIBC			United			Other
$ millions, for the year ended October 31		Markets	Markets	and Other		Total	Canada	(1)	States (1)	Caribbean	(1)	countries (1)

2006	Net interest income	$4,401	$(213)	$247		$4,435	$3,654		$143	$517		$121
	Non-interest income	3,924	2,651	322		6,897	4,967		1,284	366		280
	Intersegment revenue(2)	(217)	222	(5)		—	n/a		n/a	n/a		n/a

	Total revenue	8,108	2,660	564		11,332	8,621		1,427	883		401
	Provision for credit losses	651	(39)	(64)	(3)	548	603	(3)	(48)	(1)		(6)
	Amortization(4)	80	21	133		234	202		26	1		5
	Other non-interest expenses	4,889	2,020	326		7,235	6,010		856	97		272

	Income before income taxes and non-controlling interests	2,488	658	169		3,315	1,806		593	786		130
	Income taxes	630	9	1		640	421		178	6		35
	Non-controlling interests	—	3	26		29	—		29	—		—

	Net income	$1,858	$646	$142		$2,646	$1,385		$386	$780		$95

	Average assets(5)	$187,790	$102,874	$613		$291,277	$216,500		$43,739	$12,685		$18,353

2005	Net interest income	$4,445	$279	$213		$4,937	$4,148		$371	$306		$112
	Non-interest income	3,933	2,883	720		7,536	5,462		1,379	350		345
	Intersegment revenue(2)	(218)	222	(4)		—	n/a		n/a	n/a		n/a

	Total revenue	8,160	3,384	929		12,473	9,610		1,750	656		457
	Provision for credit losses	772	(17)	(49	)(3)	706	737	(3)	(17)	—		(14)
	Amortization(4)	89	23	114		226	193		26	2		5
	Other non-interest expenses	5,037	5,126 (6)	451		10,614	6,169		4,079 (6)	87		279

	Income (loss) before income taxes and non-controlling interests	2,262	(1,748)	413		927	2,511		(2,338)	567		187
	Income taxes	689	(148)	248		789	842		(184)	72		59
	Non-controlling interests	—	71	99		170	34		136	—		—

	Net income (loss)	$1,573	$(1,671)	$66		$(32)	$1,635		$(2,290)	$495		$128

	Average assets(5)	$185,145	$103,018	$682		$288,845	$207,983		$48,168	$12,281		$20,413

2004	Net interest income	$4,484	$515	$259		$5,258	$4,496		$487	$141		$134
	Non-interest income	3,438	2,769	310		6,517	4,794		1,204	98		421
	Intersegment revenue(2)	(211)	213	(2)		—	n/a		n/a	n/a		n/a

	Total revenue	7,711	3,497	567		11,775	9,290		1,691	239		555
	Provision for credit losses	740	(55)	(57	)(3)	628	705	(3)	(64)	—		(13)
	Amortization(4)	132	25	123		280	239		33	2		6
	Other non-interest expenses	4,707	2,716	548		7,971	5,959		1,614	35		363

	Income (loss) before income taxes and non-controlling interests	2,132	811	(47)		2,896	2,387		108	202		199
	Income taxes	726	139	(75)		790	690		51	2		47
	Non-controlling interests	—	12	3		15	3		12	—		—

	Net income	$1,406	$660	$25		$2,091	$1,694		$45	$200		$152

	Average assets(5)	$180,938	$99,177	$695		$280,810	$195,263		$51,545	$13,304		$20,698

(1)	Net income (loss) and average assets are allocated based on the geographic location where they are recorded.

(2)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer/Customer Segment/Distributor Management Model.

(3)	Includes $64 million (2005: $50 million; 2004: $75 million) reversal of the general allowance.

(4)	Includes amortization of buildings, furniture, equipment, leasehold improvements and finite-lived other intangible assets.

(5)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management. Average assets of Juniper (sold on December 1, 2004), CIBC Mellon joint ventures, Oppenheimer Holdings Inc. debentures (sold during the year) and other average assets not directly attributable to specific business lines are not allocated to the business lines.

(6)	Includes $2.83 billion provision for Enron-related litigation.

124	CIBC Annual Accountability Report 2006

Notes to the Consolidated Financial Statements
   Note 25      Reconciliation of Canadian and United States Generally Accepted Accounting Principles
CIBC’s consolidated financial statements have been prepared in accordance with Canadian GAAP. The following table summarizes the more significant differences that would result if U.S. GAAP were applied in the preparation of the consolidated financial statements. We have not included a consolidated statement of cash flows prepared under U.S. GAAP because the differences from the consolidated statement of cash flows prepared under Canadian GAAP are not material.
Condensed Consolidated Balance Sheet

$ millions, as at October 31	2006			2005
	Canadian			Canadian
	GAAP	Adjustments	U.S. GAAP	GAAP	Adjustments	U.S. GAAP

ASSETS
Cash and non-interest-bearing deposits with banks	$1,317	$—	$1,317	$1,310	$—	$1,310
Interest-bearing deposits with banks	10,536	—	10,536	10,542	—	10,542
Securities
Investment	21,167	(21,167)	—	14,342	(14,342)	—
Available for sale	—	20,828	20,828	—	13,903	13,903
Trading	62,331	1,368	63,699	53,422	1,115	54,537
Securities borrowed or purchased under resale agreements	25,432	—	25,432	18,514	—	18,514
Loans	145,625	2	145,627	141,783	3	141,786
Other
Derivative instruments market valuation	17,122	889	18,011	20,309	920	21,229
Customers’ liability under acceptances	6,291	—	6,291	5,119	—	5,119
Land, buildings and equipment	2,032	—	2,032	2,136	—	2,136
Goodwill	982	—	982	946	—	946
Other intangible assets	192	18	210	199	19	218
Other assets	10,957	(567)	10,390	11,748	(582)	11,166

	$303,984	$1,371	$305,355	$280,370	$1,036	$281,406

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	$202,891	$(4,349)	$198,542	$192,734	$(3,457)	$189,277
Other
Derivative instruments market valuation	17,330	1,045	18,375	20,128	807	20,935
Acceptances	6,297	—	6,297	5,119	—	5,119
Obligations related to securities sold short	13,788	1,301	15,089	14,883	749	15,632
Obligations related to securities lent or sold under repurchase agreements	30,433	—	30,433	14,325	—	14,325
Other liabilities	14,716	3,383	18,099	16,002	3,106	19,108
Subordinated indebtedness	5,595	—	5,595	5,102	—	5,102
Preferred share liabilities	600	(600)	—	600	(600)	—
Non-controlling interests	12	—	12	746	—	746
Shareholders’ equity
Preferred shares	2,381	600	2,981	2,381	600	2,981
Common shares	3,045	(92)	2,953	2,952	(55)	2,897
Contributed surplus	70	—	70	58	—	58
Foreign currency translation adjustments	(442)	442	—	(327)	327	—
Retained earnings	7,268	92	7,360	5,667	(112)	5,555
Accumulated other comprehensive (loss) income (net of taxes)
Foreign currency translation adjustments	—	(520)	(520)	—	(401)	(401)
Unrealized gains on securities available for sale	—	(29)	(29)	—	(55)	(55)
Unrealized gains on derivatives designated as hedges(1)	—	157	157	—	182	182
Additional pension obligation	—	(59)	(59)	—	(55)	(55)

	$303,984	$1,371	$305,355	$280,370	$1,036	$281,406

(1)	A net gain of $24 million, deferred in accumulated other comprehensive income, as at October 31, 2006, is expected to be reclassified to net income during the next 12 months. Remaining amounts will be reclassified to net income over periods up to 13 years thereafter.

CIBC Annual Accountability Report 2006	125

Notes to the Consolidated Financial Statements
Condensed Consolidated Statement of Operations

$ millions, except share and per share amounts, for the year ended October 31	2006	2005	2004

Net income (loss) as reported	$2,646	$(32)	$2,091

Net interest income
Variable interest entities	—	—	1
Preferred share liabilities	31	66	108
Non-interest income
Capital repatriation	(23)	(301)	—
Derivative instruments and hedging activities	11	57	(118)
Equity accounting	36	(15)	27
Impairment measurement	2	4	—
Other	—	69	—
Valuation adjustments	(2)	(6)	(3)
Variable interest entities	—	—	90
Insurance reserves and deferred acquisition costs	(31)	—	—
Non-interest expenses
Employee future benefits	(27)	15	17
Stock-based compensation	260	(7)	31
Variable interest entities	—	—	(4)
Net change in income taxes due to the above noted items	(58)	357	(5)
Non-controlling interests in net income of variable interest entities	—	—	(63)
Change in accounting policy, net of income taxes(1)	36	—	—

	235	239	81

Net income based on U.S. GAAP	2,881	207	2,172
Preferred share dividends and premiums	(163)	(191)	(208)

Net income applicable to common shareholders	$2,718	$16	$1,964

Weighted-average basic shares outstanding (thousands)	335,135	339,263	355,735
Add: stock options potentially exercisable(2)	3,709	4,261	4,852

Weighted-average diluted shares outstanding (thousands)	338,844	343,524	360,587

Basic EPS	$8.11	$0.05	$5.52
Diluted EPS	$8.02	$0.05	$5.45

(1)	Represents the effect of implementing the Statement of Financial Accounting Standard (SFAS) 123 (revised 2004), “Share-based Payment.”

(2)	For the portion of the awards for which the holder has the option to exercise in cash or shares, it is assumed that 73% of the awards will be exercised for shares.
Consolidated Statement of Comprehensive Income (Loss)

$ millions, for the year ended October 31	2006	2005	2004

Net income based on U.S. GAAP	$2,881	$207	$2,172

Other comprehensive (loss) income, net of tax
Change in foreign currency translation adjustments(1)	(119)	(25)	(196)
Change in net unrealized gains (losses) on securities available for sale(2)(3)	26	(435)	246
Change in net unrealized (losses) gains on derivative instruments designated as hedges(4)	(25)	136	(197)
Change in additional pension obligation(5)	(4)	—	(15)

Total other comprehensive loss	(122)	(324)	(162)

Comprehensive income (loss)	$2,759	$(117)	$2,010

(1)	Net of income tax expense of $295 million (2005: $255 million; 2004: $617 million).

(2)	Net of income tax benefit (expense) of $(13) million (2005: $236 million; 2004: $(130) million).

(3)	Net of reclassification adjustments for net realized gains (including other-than-temporary impairments) included in net income of $14 million (2005: $332 million; 2004: $90 million).

(4)	Net of income tax expense (benefit) of $(14) million (2005: $74 million; 2004: $(121) million).

(5)	Net of income tax expense (benefit) of $(2) million (2005: $1 million; 2004: $(9) million).
A. Derivative instruments and hedging activities
U.S. GAAP requires that all derivative instruments, including derivative instruments embedded in financial instruments that are not clearly and closely related to the economic characteristics of the underlying host financial instruments, be recognized at fair value in the consolidated financial statements. Under Canadian GAAP, derivatives used for non-trading purposes that do not qualify for hedge accounting under the requirements of the CICA AcG-13, or derivatives embedded within equity-linked deposit contracts, are carried at fair value on the consolidated balance sheet with changes in fair value reflected in current earnings. Under Canadian GAAP, gains and losses on both securities and derivative instruments held within an effective hedge relationship are recognized in the consolidated statement of operations on the same basis and in the same period as the underlying hedged items. Thus, there is no difference in accounting between Canadian and U.S. GAAP in respect of derivatives held for trading purposes, for derivatives that do not qualify for hedge accounting, or for derivatives embedded within equity-linked deposit contracts. However, there are significant differences in accounting for derivatives that qualify for hedge accounting purposes and for embedded derivatives other than derivatives embedded within equity-linked deposit contracts.
     The accounting under U.S. GAAP for changes in the fair value of derivatives held for hedging purposes depends on their intended use. For fair value hedges, the effective portion of changes in fair value

126	CIBC Annual Accountability Report 2006

Notes to the Consolidated Financial Statements
of derivative instruments is offset in income against the change in fair value, attributed to the risk being hedged, of the underlying hedged asset, liability or firm commitment. For cash flow hedges, the effective portion of changes in fair value of derivative instruments is offset through other comprehensive income, until the variability in cash flows being hedged is recognized in earnings in future accounting periods. For both fair value and cash flow hedges, if a derivative instrument is designated as a hedge and meets the criteria for hedge effectiveness, earnings offset is available, but only to the extent that the hedge is effective.
     We have elected not to designate certain derivatives as hedges for U.S. GAAP accounting purposes, even though these hedges are effective for Canadian GAAP purposes. In addition, U.S. GAAP disallows the use of cash instrument hedges. As a consequence, in respect of accounting for hedging activities, the U.S. GAAP reported earnings may exhibit significant volatility in any given period.
B. Securities available for sale
Under Canadian GAAP, investment securities are carried at cost or at amortized cost. U.S. GAAP requires these securities to be classified as either securities held to maturity or as securities available for sale. The accounting for securities held to maturity is consistent with the accounting for investment securities, while securities available for sale are reported at estimated fair value with unrealized gains and losses recognized in other comprehensive income.
     U.S. GAAP also requires the following additional disclosures:
Securities Available for Sale

$ millions, for the year ended October 31	2006	2005	2004

Proceeds from sales	$5,992	$6,809	$13,913
Gross realized gains	101	568	288
Gross realized losses	18	27	68
C. Equity accounting adjustments
Effective November 1, 2003, the application of the equity method of accounting was substantially harmonized with U.S. GAAP for investments over which we exert significant influence. Previously, we accounted for these investments on a cost basis. Both Canadian and U.S. GAAP now require the use of the equity method to account for such investments when the investor exerts significant influence.
     Under Canadian GAAP, certain of our investments in limited partnerships are accounted for on a cost basis. We record an impairment loss on these investments when there is evidence of an other-than-temporary decline in their value. Canadian GAAP requires the use of the equity method of accounting when we exert significant influence over the investee, whereas U.S. GAAP requires the use of the equity method to account for such investments when the equity interest is more than minor.
D. Impairment measurements
Under Canadian GAAP, we record investment securities at cost, less amounts for impairment of carrying values deemed to be other-than-temporary in nature. When an other-than-temporary impairment has occurred on a publicly traded available-for-sale security, we record the security at its expected realizable value. Under U.S. GAAP, when an other-than-temporary impairment has occurred on a publicly traded available-for-sale security, it requires the establishment of a new cost basis for the security, equal to its quoted market price at the time impairment is determined to be other-than-temporary.
E. Variable interest entities
Effective November 1, 2004, we adopted the CICA AcG-15, “Consolidation of Variable Interest Entities,” for the purpose of Canadian GAAP. Upon adoption of this accounting guideline, the Canadian GAAP accounting treatment of VIEs is now essentially harmonized with U.S. GAAP, under Financial Accounting Standards Board (FASB) Interpretation Number (FIN) 46R, “Consolidation of Variable Interest Entities.”
F. Valuation adjustments
Under Canadian GAAP, we record certain valuation adjustments to the carrying value of our securities in order to reflect adjustments for liquidity. Under U.S. GAAP, these valuation adjustments are not permitted.
G. Employee future benefits
For Canadian GAAP purposes, we retroactively adopted the accounting requirements surrounding “Employee Future Benefits.” For U.S. GAAP purposes, we continue to recognize certain unamortized actuarial losses incurred prior to the adoption date of the Canadian standard on November 1, 2000. As a result, there will continue to be an adjustment to income until amounts, previously deferred under U.S. GAAP, have been fully amortized into income.
     Under Canadian GAAP, an entity’s accrued benefit asset is limited to the amount it can realize in the future by applying any surplus to reduce an entity’s contributions. The valuation allowance is not included under U.S. GAAP, resulting in an adjustment to U.S. GAAP income. In addition, for defined benefit plans, U.S. GAAP requires that the unfunded accumulated benefit obligation be recorded as additional minimum liability and the excess of the unfunded accumulated benefit obligation over the unrecognized prior service cost be recorded in other comprehensive income. The actuarial valuation of the accumulated benefit obligation is based on current and past compensation levels and service rendered to date. In addition, actuarial gains and losses related to post-employment benefits are not permitted to be deferred under U.S. GAAP.
     The financial position on a U.S. GAAP basis of the employee defined benefit pension plans with an unfunded accumulated benefit obligation is as follows:

Pension benefit plans
$ millions, for the year ended October 31	2006	2005	2004

Accumulated benefit obligations	$386	$364	$334
Fair value of assets	197	182	175

Unfunded accumulated benefit obligations	189	182	159
Accrued benefit (asset) liability	81	78	66
Additional minimum liability	108	104	93

Intangible asset	18	19	7
Accumulated other comprehensive income, pre-tax	90	85	86
H. Stock-based compensation
Effective November 1, 2005 we adopted the SFAS123 (revised 2004), “Share-based Payment” (123-R) using the modified prospective transition method. SFAS 123-R requires companies to measure and record compensation expense for stock options and other share-based payments based on the instruments’ fair value on the grant date. The new standard requires the cost of awards to be recognized in

CIBC Annual Accountability Report 2006	127

Notes to the Consolidated Financial Statements
the consolidated statement of operations over the vesting period. In addition, forfeitures are required to be estimated upfront in the year an award is granted.
     We had prospectively adopted the fair value method of accounting as of November 1, 2001 under SFAS 123, “Accounting for Stock-based Compensation” and the CICA handbook section 3870, “Stock-based Compensation and Other Stock-based Payments.” Under Canadian GAAP and SFAS 123, we recognize compensation expense in the year of grant for past service awards regardless of the vesting provisions. However, SFAS 123-R requires the costs to be recognized over the vesting period of the award for awards granted after November 1, 2005. We recognized forfeitures as they occurred under SFAS 123 as we currently do under Canadian GAAP, whereas, upon the adoption of SFAS 123-R, a cumulative adjustment for a change in accounting policy has been recognized for estimated forfeitures on all unvested awards totalling $36 million after-tax. A compensation expense difference for estimated forfeitures will exist for all new awards granted subsequent to the adoption of SFAS 123-R.
     Under Canadian GAAP, the cost of SARs is measured assuming that all options eligible for SARs are exercised for cash. Under U.S. GAAP, for SARs granted prior to the date of adoption of SFAS 123, the FASB Interpretation No. (FIN) 28, “Accounting for SARs and Other Variable Stock Option or Award Plans,” continues to apply, under which the accrual is determined as an estimate (based on past experience) of the proportion of stock options expected to be exercised for cash.
I. Liabilities and equity
Effective November 1, 2004, we retroactively adopted the amendments to the CICA handbook section, “Financial Instruments – Disclosure and Presentation,” for Canadian GAAP purposes. The amended standard requires that preferred shares that are convertible into a variable number of common shares at the option of the holder be presented as liabilities rather than as equity, and dividend payments and premiums on redemption arising from such preferred shares be treated as interest expense within the consolidated statement of operations rather than as dividends within the consolidated statement of changes in shareholders’ equity. There was no corresponding change to U.S. GAAP, and as a result these preferred shares continue to be reported within the balance sheet as equity, and related dividend payments and premiums on redemption of these preferred shares continue to have no impact on U.S. GAAP earnings.
J. Capital repatriation
During 2005, certain of our subsidiaries repatriated capital by returning capital and distributing dividends to the Canadian domestic entity. Canadian GAAP requires that a proportionate amount of gains and losses accumulated within the foreign currency translation adjustment account be recognized in earnings when there has been a reduction in the net investment of a self-sustaining foreign operation. U.S. GAAP prohibits such recognition except where the foreign operation has either been substantially or entirely liquidated. Recording the capital repatriation based upon U.S. GAAP would result in a decrease of non-interest income by $23 million (2005: $301 million), and a decrease in the tax expense by $27 million (2005: $375 million) for the year ended October 31, 2006. This would result in a net increase to income of $4 million (2005: $74 million) for the year ended October 31, 2006. This would also decrease the foreign currency translation adjustment account within accumulated other comprehensive income by $78 million (2005: $74 million) as at October 31, 2006.
K. Income taxes
Under Canadian GAAP, tax rate changes are reflected in the measurement of the future income tax balances when they are substantively enacted. Under U.S. GAAP, only the enacted tax rates under current legislation are required to be used.
L. Netting of financial instruments
Under Canadian GAAP, two or more separate financial instruments can be presented on a net basis if certain criteria are met. In addition to the same criteria, under U.S. GAAP, only financial instruments with the same party can be presented on a net basis.
M. Insurance accounting
Policy benefit liabilities and policy acquisition costs
Under U.S. GAAP, the liabilities for traditional term and accidental death insurance contracts are determined using the net level premium method, which includes assumptions for mortality, morbidity, policy lapses, surrenders, investment yields, policy dividends and direct operating expenses. These assumptions are not revised unless it is determined that existing deferred acquisition costs cannot be recovered. Under Canadian GAAP, the liabilities for insurance contracts are determined using the Canadian asset liability method, which incorporates assumptions for mortality, morbidity, policy lapses and surrenders, investments yields, policy dividends, operating and policy maintenance expenses. To recognize the uncertainty in the assumptions underlying the calculation of the liabilities, a margin (provision for adverse deviations) is added to each assumption. These assumptions are reviewed at least annually and updated in response to actual experience and market conditions.
     Under U.S. GAAP, the policy acquisition costs which vary with and are primarily related to the production of new business are deferred and amortized in proportion to the premium revenue. Under Canadian GAAP, the costs of acquiring new life insurance and annuity business are implicitly recognized as a reduction in insurance claims and policy benefit liabilities.
N. Trade date accounting
For securities transactions, the trade date basis of accounting is used under U.S. GAAP for both the consolidated balance sheet and statement of operations. However, under Canadian GAAP, the settlement date basis of accounting is used for the consolidated balance sheet whereas the trade date basis of accounting is used for the consolidated statement of operations.
O. Future U.S. accounting policy changes
We are currently evaluating the impact of adopting the standards listed below:
EITF 04-5 (Limited partnerships)
In June 2005, the FASB issued Emerging Issues Task Force Abstract (EITF) 04-5, which provides guidance on determining whether a general partner controls a limited partnership. The guidance is based on the fundamental principle that a general partner in a limited partnership is presumed to control the limited partnership, regardless of the extent of its ownership interest. Consequently, a general partner is required to consolidate the partnership unless the presumption of control can be overcome. The assessment of whether the limited partners possess sufficient rights to overcome this presumption is a matter of judgment that depends on facts and circumstances.

128	CIBC Annual Accountability Report 2006

Notes to the Consolidated Financial Statements
     The EITF guidance took effect after June 29, 2005, for all newly formed limited partnerships and for any pre-existing limited partnerships that modify their partnership agreements after that date. Where CIBC is currently the general partner or co-general partner of a limited partnership, we will be required to apply the guidance beginning November 1, 2006. The effect of this change in accounting policy on pre-existing limited partnerships is not expected to be significant.
Accounting changes and error corrections
In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections.” The statement provides entities with guidance on reporting a change in accounting estimate, a change in accounting policies, the correction of an error in previously issued financial statements, and the reporting and disclosure of accounting changes in interim-period information. SFAS 154 will become effective beginning November 1, 2006. This guidance will harmonize U.S. GAAP with existing Canadian GAAP for these matters.
Accounting for certain hybrid financial instruments
In February 2006, the FASB issued SFAS 155, “Accounting for Certain Hybrid Financial Instruments – an amendment of SFAS 133 and 140”, which provide entities a fair value measurement election on an instrument-by-instrument basis for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS 155 will become effective beginning November 1, 2006.
Accounting for servicing financial assets
In May 2006, the FASB issued SFAS 156, “Accounting for Servicing of Financial Assets – an amendment of SFAS 140.” This statement requires an entity to initially measure servicing rights at fair value and either amortize servicing rights over the term of the servicing contract and then adjust based on a comparison to fair value each reporting date or to subsequently remeasure the servicing rights at fair value with changes in fair value recognized in earnings in the period. SFAS 156 will become effective beginning November 1, 2006.
Accounting for defined benefit pension and other post-retirement plans
In September 2006, the FASB issued SFAS 158, “Employers’ Accounting for Defined Benefit Pension Plan and Other Post-retirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132 (R).” This statement does not change current or future net income recognition related to post-retirement plans, but requires an entity to recognize the full over-funded or under-funded status of a defined benefit post-retirement plan as an asset or liability in its balance sheet. The unamortized balances that were previously netted from the funded status will now be reported as a component of accumulated other comprehensive income. The statement also requires an entity to measure the funded status of a plan as of the date of its year-end balance sheet. The requirement to recognize the funded status of a defined benefit post-retirement plan is to be applied prospectively and is effective beginning November 1, 2006. The requirement to measure the plan assets and benefit obligations as of the date of the entity’s year-end balance sheet is effective beginning November 1, 2008.
Accounting for uncertainty in income taxes
In June 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109.” This interpretation requires that an entity recognize in the financial statements, the impact of a tax position, if that position is more likely than not to be sustained on examination by the taxing authorities, based on technical merits of the position. Tax benefits resulting from such a position should be measured as the amount that is more likely than not on a cumulative basis to be sustained on examination. FIN 48 also provides guidance on derecognition, classification, interest and penalties on income taxes and accounting in interim periods. The provisions of FIN 48 are effective beginning November 1, 2007, with the cumulative effect of the change in accounting principle recorded as an adjustment to the November 1, 2007 opening retained earnings.
Fair value measurement
In September 2006, the FASB issued SFAS 157, “Fair Value Measurements,” which offers enhanced guidance for using fair value to measure assets and liabilities. It provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. The statement emphasizes that fair value hierarchy with the highest priority being quoted prices in active markets. Under the statement, fair value measurements are disclosed by level within that hierarchy. The statement does not change current fair valuation practice and is effective beginning November 1, 2008.
  Note 26      Regulatory Matters
On December 22, 2003, we entered into an agreement with the U.S. Department of Justice (DOJ). The DOJ agreed not to prosecute CIBC for violations of criminal law that, in the DOJ’s view, were committed by CIBC and its employees related to certain structured finance transactions between CIBC and Enron, subject to certain understandings for a three-year period ending December 22, 2006, including: our continued cooperation with the DOJ; our acceptance of responsibility for conduct of our employees; our agreement to exit certain structured finance businesses and transactions; our agreement to adopt and implement new policies and procedures related to the integrity of client and counterparty financial statements and quarter- and year-end transactions; and our retention of a law firm to monitor our compliance with these new policies and procedures. We also agreed with the Federal Reserve Bank of New York and OSFI to implement the policies and procedures outlined in our agreement with the DOJ and, for three years, to retain an independent firm to review and monitor our compliance with these policies.

CIBC Annual Accountability Report 2006	129

Notes to the Consolidated Financial Statements
   Note 27      Future Canadian Accounting Policy Changes
We will be required to adopt the following accounting standards for Canadian GAAP purposes in future years:
Leveraged leases
In July 2006, the FASB issued a FASB Staff Position (FSP) FAS 13-2, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction,” which amends SFAS 13, “Accounting for Leases,” certain aspects of which are incorporated in the CICA Emerging Issues Committee Abstract (EIC) 46, “Leveraged Leases.” The FSP is effective beginning November 1, 2007.
     The FSP requires that a change in the estimated timing of the cash flows relating to income taxes results in a recalculation of the timing of income recognition from the leveraged lease. We currently estimate that adopting the FSP would result in an after-tax non-cash charge to opening retained earnings of between $65 million to $95 million. An amount approximating the non-cash charge would then be recognized into income over the remaining lease terms.
Financial instruments
In January 2005, the CICA issued new accounting standards comprising handbook sections 3855 “Financial Instruments – Recognition and Measurement,” 3865 “Hedges,” 1530 “Comprehensive Income,” and 3251 “Equity,” which will become effective beginning November 1, 2006. The standards will increase harmonization with U.S. and international accounting standards.
     The standards require that all financial assets be classified as trading, available for sale, held to maturity, or loans and receivables. In addition, the standards require that all financial assets, including all derivatives, be measured at fair value on the consolidated balance sheet with the exception of loans, receivables, and investments classified as held-to-maturity, which will be measured at amortized cost.
     Changes in the fair value of trading securities will continue to be reported in earnings, while changes in the fair value of available-for-sale securities will be reported within other comprehensive income (OCI), until the financial asset is disposed of, or becomes impaired.
     Similarly, the standards require that all financial liabilities be measured at fair value on the consolidated balance sheet when they are held for trading or are derivatives. Other financial liabilities should be measured at amortized cost.
     The standards permit an entity to designate certain financial instruments, on initial recognition, as instruments that it will measure at fair value, with gains and losses recognized in net income in the period in which they arise. OSFI has imposed certain restrictions on this fair value designation, which are contained in OSFI Guideline D-10.
     Derivatives will be classified as trading, unless they are specifically designated within an effective hedge relationship. Where a derivative instrument is designated as a hedge and meets the criteria for hedge effectiveness, earnings offset is available, but only to the extent that the hedge is effective. Any ineffectiveness in a hedge relationship will be recognized in current earnings. The standards permit three types of hedge relationships: fair value hedges, cash flow hedges, and hedges of net investments in self-sustaining foreign operations. For fair value hedges, changes in fair value attributed to the risk being hedged in the asset, liability or firm commitments subject to the hedge is offset through earnings against the change in fair value of the derivative used as a hedge. For cash flow hedges, and hedges of net investments in self-sustaining foreign operations, the effective portion of changes in fair value of derivative instruments is offset through OCI, until the variability in cash flows being hedged is recognized in earnings in future accounting periods or upon derecognition of the net investment.
     Accumulated OCI will be included on the consolidated balance sheet as a separate component of shareholders’ equity, and will include, on a net of tax basis, net unrealized gains and losses on available-for-sale securities, net gains and losses on derivative instruments designated within an effective cash flow hedge, and unrealized foreign currency translation gains and losses and offsetting hedges on self-sustaining foreign operations.
     On October 18, 2006, the CICA issued an exposure draft amending the transitional provisions for adopting the new accounting standard for hedges. The exposure draft sets out new criteria to be used, when transitioning to the new standard. The transitional impact of these new standards cannot be concluded until the exposure draft is finalized.

130	CIBC Annual Accountability Report 2006

   Principal Subsidiaries
Unaudited, $ millions, as at October 31, 2006

	Address of head	Book value(3) of shares owned by CIBC
Subsidiary name(1)(2)	or principal office	and other subsidiaries of CIBC

CIBC Asset Management Holdings Inc.	Toronto, Ontario, Canada	286
CIBC Asset Management Inc.	Toronto, Ontario, Canada
CIBC BA Limited	Toronto, Ontario, Canada	(4)
CIBC Global Asset Management Inc.	Montreal, Quebec, Canada	301
CIBC Global Asset Management (Cayman) Limited	George Town, Cayman Islands
CIBC Global Asset Management (USA) Ltd.	Montreal, Quebec, Canada
CIBC Global Asset Management International Inc.	New York, NY, U.S.A.
CIBC Private Investment Counsel Inc.	Toronto, Ontario, Canada
CIBC Investor Services Inc.	Toronto, Ontario, Canada	25
CIBC Life Insurance Company Limited	Mississauga, Ontario, Canada	24
CIBC Mortgages Inc.	Toronto, Ontario, Canada	130
3877337 Canada Inc. (Home Loans Canada)	Toronto, Ontario, Canada
CIBC Securities Inc.	Toronto, Ontario, Canada	2
CIBC Trust Corporation	Toronto, Ontario, Canada	311
CIBC World Markets Inc.(5)	Toronto, Ontario, Canada	306
CIBC Delaware Holdings Inc.(6)	New York, NY, U.S.A.
Canadian Imperial Holdings Inc.	New York, NY, U.S.A.
CIBC Inc.	New York, NY, U.S.A.
CIBC Capital Corporation	New York, NY, U.S.A.
CIBC World Markets Corp.	New York, NY, U.S.A.
CIBC Israel Ltd.	Tel Aviv, Israel
CIBC WM Real Estate Ltd. (49%)(7)	Toronto, Ontario, Canada
CIBC WM Real Estate (Quebec) Ltd.	Montreal, Quebec, Canada
CIBC Wood Gundy Financial Services Inc.	Toronto, Ontario, Canada
CIBC Wood Gundy Financial Services (Quebec) Inc.	Montreal, Quebec, Canada
INTRIA Items Inc.	Mississauga, Ontario, Canada	100
CIBC Capital Funding III, L.P.	New York, NY, U.S.A.	106
CIBC Holdings (Cayman) Limited	George Town, Cayman Islands	5,881
CIBC Bank and Trust Company (Cayman) Limited	George Town, Cayman Islands
CIBC Investments (Cayman) Limited	George Town, Cayman Islands
CIBC Offshore Services Inc.	St. Michael, Barbados
CIBC Reinsurance Company Limited	St. Michael, Barbados
CIBC WM International Limited	St. Michael, Barbados
CIBC World Markets (International) Arbitrage Corp.	St. Michael, Barbados
CIBC Trust Company (Bahamas) Limited	Nassau, The Bahamas
CIBC World Markets Securities Ireland Limited	Dublin, Ireland
CIBC Offshore Banking Services Corporation(5)(8)	St. Michael, Barbados	6,710
CIBC Australia Holdings Limited	Sydney, New South Wales, Australia	19
CIBC Australia Limited	Sydney, New South Wales, Australia
CIBC World Markets (Japan) Inc.	Tokyo, Japan	39
CIBC Asia Limited	Singapore City, Singapore	7
CIBC World Markets plc	London, England, U.K.	391

(1)	CIBC and other subsidiaries of CIBC own 100% of the voting shares of each subsidiary, except as otherwise noted.

(2)	Each subsidiary is incorporated or organized under the laws of the state or country in which the principal office is situated, except for CIBC World Markets (Japan) Inc., which was incorporated in Barbados; CIBC Capital Funding III L.P., CIBC Delaware Holdings Inc., CIBC World Markets Corp., Canadian Imperial Holdings Inc., CIBC Capital Corporation and CIBC Inc., which were incorporated or organized under the laws of the state of Delaware, U.S.A.

(3)	The book value of shares of subsidiaries is shown at cost and may include non-voting common and preferred shares.

(4)	The book value of shares owned by CIBC is less than $1 million.

(5)	CIBC directly or indirectly owns 100% of the non-voting shares of the subsidiaries.

(6)	CIBC directly owns $3.5 billion of shares of CIBC Delaware Holdings Inc.

(7)	The remaining 51% of the voting shares are held by an officer of CIBC. On November 1, 2006, CIBC World Markets Inc., a wholly owned subsidiary of CIBC purchased the remaining outstanding voting shares.

(8)	Includes $6.5 billion representing 100% of non-voting shares which are indirectly held through certain subsidiaries.

CIBC Annual Accountability Report 2006	131

Supplementary Annual Financial Information
   Average Balance Sheet, Net Interest Income and Margin

	Average balance			Interest			Average rate

Unaudited, $ millions, for the year ended October 31	2006	2005(1)	2004(1)	2006	2005(1)	2004(1)	2006	2005(1)	2004(1)

Domestic assets(2)
Cash and deposits with banks	$2,022	$1,888	$1,724	$26	$12	$10	1.29%	0.64%	0.58%
Securities Investment	11,731	5,930	6,567	482	261	265	4.11	4.40	4.04
Trading	33,822	31,895	26,288	1,059	903	748	3.13	2.83	2.85
Securities borrowed or purchased under resale agreements	14,935	13,008	12,124	579	322	277	3.88	2.48	2.28

Loans Residential mortgages	78,054	74,794	70,062	3,902	3,261	3,131	5.00	4.36	4.47
Personal and credit card	33,388	33,835	32,948	2,555	2,509	2,507	7.65	7.42	7.61
Business and government	21,476	22,570	22,881	1,450	1,337	1,355	6.75	5.92	5.92

Total loans	132,918	131,199	125,891	7,907	7,107	6,993	5.95	5.42	5.55

Other interest-bearing assets	410	400	366	67	56	97	16.34	14.00	26.50
Derivative instruments market valuation	8,574	8,036	7,443	—	—	—	—	—	—
Customers’ liability under acceptances	6,088	5,108	4,922	—	—	—	—	—	—
Other non-interest-bearing assets	8,995	9,388	8,622	—	—	—	—	—	—

Total domestic assets	219,495	206,852	193,947	10,120	8,661	8,390	4.61	4.19	4.33

Foreign assets(2)
Cash and deposits with banks	9,722	11,066	9,773	404	324	142	4.16	2.93	1.45
Securities Investment	7,552	8,639	10,686	341	362	439	4.52	4.19	4.11
Trading	26,103	26,102	26,948	863	647	509	3.31	2.48	1.89
Securities borrowed or purchased under resale agreements	5,981	8,174	8,343	989	785	247	16.54	9.60	2.96

Loans Residential mortgages	8	8	12	—	—	1	—	—	8.33
Personal and credit card	527	666	927	22	23	31	4.17	3.45	3.34
Business and government	7,547	7,954	8,223	484	415	388	6.41	5.22	4.72

Total loans	8,082	8,628	9,162	506	438	420	6.26	5.08	4.58

Other interest-bearing assets	407	692	966	46	39	41	11.30	5.64	4.24
Derivative instruments market valuation	9,845	14,549	16,270	—	—	—	—	—	—
Other non-interest-bearing assets	4,090	4,143	4,715	—	—	—	—	—	—

Total foreign assets	71,782	81,993	86,863	3,149	2,595	1,798	4.39	3.16	2.07

Total assets	$291,277	$288,845	$280,810	$13,269	$11,256	$10,188	4.56%	3.90%	3.63%

Domestic liabilities(2)
Deposits Personal	$75,351	$71,835	$68,481	$1,555	$1,217	$1,238	2.06%	1.69%	1.81%
Business and government	67,015	67,476	58,690	2,107	1,547	1,141	3.14	2.29	1.94
Bank	793	872	525	22	16	9	2.77	1.83	1.71

Total deposits	143,159	140,183	127,696	3,684	2,780	2,388	2.57	1.98	1.87
Derivative instruments market valuation	8,411	8,095	7,144	—	—	—	—	—	—
Acceptances	6,088	5,109	4,923	—	—	—	—	—	—
Obligations related to securities sold short	11,383	10,790	8,039	444	375	270	3.90	3.48	3.36
Obligations related to securities lent or sold under repurchase agreements	14,194	8,161	7,482	569	218	190	4.01	2.67	2.54
Other liabilities	10,246	10,189	9,116	127	—	71	1.24	—	0.78
Subordinated indebtedness	4,822	3,279	2,691	261	214	198	5.41	6.53	7.36
Preferred share liabilities	600	963	1,631	31	66	108	5.17	6.85	6.62
Non-controlling interests	12	386	18	—	—	—	—	—	—

Total domestic liabilities	198,915	187,155	168,740	5,116	3,653	3,225	2.57	1.95	1.91

Foreign liabilities(2)
Deposits Personal	2,171	2,246	2,747	77	48	42	3.55	2.14	1.53
Business and government	40,738	41,875	50,321	1,911	1,255	775	4.69	3.00	1.54
Bank	11,211	10,171	10,711	433	263	186	3.86	2.59	1.74

Total deposits	54,120	54,292	63,779	2,421	1,566	1,003	4.47	2.88	1.57
Derivative instruments market valuation	9,657	14,658	15,616	—	—	—	—	—	—
Obligations related to securities sold short	3,996	4,996	5,253	97	93	102	2.43	1.86	1.94
Obligations related to securities lent or sold under repurchase agreements	8,432	9,263	11,031	1,100	794	263	13.05	8.57	2.38
Other liabilities	3,661	5,059	3,185	61	188	323	1.67	3.72	10.14
Subordinated indebtedness	693	777	868	39	25	14	5.63	3.22	1.61
Non-controlling interests	407	609	6	—	—	—	—	—	—

Total foreign liabilities	80,966	89,654	99,738	3,718	2,666	1,705	4.59	2.99	1.71

Total liabilities	279,881	276,809	268,478	8,834	6,319	4,930	3.16	2.28	1.84
Shareholders’ equity	11,396	12,036	12,332	—	—	—	—	—	—

Total liabilities and shareholders’ equity	$291,277	$288,845	$280,810	$8,834	$6,319	$4,930	3.03%	2.19%	1.76%

Net interest income and margin				$4,435	$4,937	$5,258	1.52%	1.71%	1.87%

Additional disclosures:
Non-interest-bearing deposit liabilities
Domestic	$20,960	$20,424	$9,699
Foreign	$988	$922	$769

(1)	Certain prior year financial information has been reclassified to conform with the presentation adopted in 2006.

(2)	Classification as domestic or foreign is based on domicile of debtor or customer.

132	CIBC Annual Accountability Report 2006

Supplementary Annual Financial Information
   Volume/Rate Analysis of Changes in Net Interest Income

Unaudited, $ millions	2006/2005			2005/2004(1)

	Increase (decrease) due to change in:			Increase (decrease) due to change in:
	Average	Average		Average	Average
	balance	rate	Total	balance	rate	Total

Domestic assets(2)
Cash and deposits with banks	$1	$13	$14	$1	$1	$2
Securities Investment	255	(34)	221	(26)	22	(4)
Trading	55	101	156	160	(5)	155
Securities borrowed or purchased under resale agreements	48	209	257	20	25	45

Loans Residential mortgages	142	499	641	211	(81)	130
Personal and credit card	(33)	79	46	67	(65)	2
Business and government	(65)	178	113	(18)	—	(18)

Total loans	44	756	800	260	(146)	114
Other interest-bearing assets	1	10	11	9	(50)	(41)

Change in domestic interest income	404	1,055	1,459	424	(153)	271

Foreign assets(2)
Cash and deposits with banks	(39)	119	80	19	163	182
Securities Investment	(46)	25	(21)	(84)	7	(77)
Trading	—	216	216	(16)	154	138
Securities borrowed or purchased under resale agreements	(211)	415	204	(5)	543	538

Loans Residential mortgages	—	—	—	—	(1)	(1)
Personal and credit card	(5)	4	(1)	(9)	1	(8)
Business and government	(21)	90	69	(13)	40	27

Total loans	(26)	94	68	(22)	40	18
Other interest-bearing assets	(16)	23	7	(12)	10	(2)

Change in foreign interest income	(338)	892	554	(120)	917	797

Total change in interest income	$66	$1,947	$2,013	$304	$764	$1,068

Domestic liabilities(2)
Deposits Personal	$60	$278	$338	$61	$(82)	$(21)
Business and government	(11)	571	560	171	235	406
Bank	(1)	7	6	6	1	7

Total deposits	48	856	904	238	154	392
Obligations related to securities sold short	21	48	69	92	13	105
Obligations related to securities lent or sold under repurchase agreements	161	190	351	17	11	28
Other liabilities	—	127	127	8	(79)	(71)
Subordinated indebtedness	101	(54)	47	43	(27)	16
Preferred share liabilities	(25)	(10)	(35)	(44)	2	(42)

Change in domestic interest expense	306	1,157	1,463	354	74	428

Foreign liabilities(2)
Deposits Personal	(2)	31	29	(8)	14	6
Business and government	(34)	690	656	(130)	610	480
Bank	27	143	170	(9)	86	77

Total deposits	(9)	864	855	(147)	710	563
Obligations related to securities sold short	(19)	23	4	(5)	(4)	(9)
Obligations related to securities lent or sold under repurchase agreements	(71)	377	306	(42)	573	531
Other liabilities	(52)	(75)	(127)	190	(325)	(135)
Subordinated indebtedness	(3)	17	14	(1)	12	11

Change in foreign interest expense	(154)	1,206	1,052	(5)	966	961

Total change in interest expense	$152	$2,363	$2,515	$349	$1,040	$1,389

Change in total net interest income	$(86)	$(416)	$(502)	$(45)	$(276)	$(321)

(1)	Certain prior year financial information has been reclassified to conform with the presentation adopted in 2006.

(2)	Classification as domestic or foreign is based on domicile of debtor or customer.

CIBC Annual Accountability Report 2006	133

Supplementary Annual Financial Information
   Analysis of Net Loans and Acceptances

	Canada(1)					U.S.(1)

Unaudited, $ millions, as at October 31	2006	2005	2004	2003	2002	2006	2005	2004	2003	2002

Residential mortgages	$81,326	$77,172	$72,543	$69,955	$66,251	$4	$7	$10	$14	$321
Student	1,284	1,575	2,089	2,600	2,960	—	—	—	—	—
Personal	25,731	25,545	23,145	19,754	17,656	252	298	283	314	1,803
Credit card	7,027	6,429	8,098	8,844	7,194	19	19	249	246	278

Total consumer loans	115,368	110,721	105,875	101,153	94,061	275	324	542	574	2,402

Non-residential mortgages	5,018	5,300	5,025	4,515	3,821	1,822	1,404	—	—	—
Financial institutions	1,901	1,498	1,829	2,018	2,143	307	403	620	938	1,120
Retail	2,044	2,092	2,229	2,239	2,165	121	166	96	124	298
Business services	3,277	3,501	3,397	3,566	3,574	263	503	280	550	1,238
Manufacturing, capital goods	957	948	1,201	1,518	1,595	142	310	240	348	797
Manufacturing, consumer goods	1,102	1,420	1,512	1,737	1,863	143	209	294	157	559
Real estate and construction	2,494	2,569	2,358	2,101	2,135	906	708	1,809	1,709	2,121
Agriculture	2,911	3,409	4,085	4,232	4,177	6	8	35	22	—
Oil and gas	3,100	2,197	2,067	1,878	2,784	103	112	128	272	605
Mining	215	147	134	341	507	5	8	25	35	73
Forest products	476	456	346	537	559	58	36	10	89	356
Hardware and software	257	216	290	237	187	57	37	90	215	126
Telecommunications and cable	419	338	305	442	872	119	398	123	323	1,144
Publishing, printing and broadcasting	703	551	285	439	613	12	29	85	213	362
Transportation	633	584	643	828	1,063	489	499	472	506	667
Utilities	277	305	323	331	490	79	86	99	195	1,562
Education, health and social services	1,214	1,276	1,334	1,284	1,280	70	432	62	63	162
Governments	901	691	758	832	836	—	12	11	12	13
General allowance allocated to business and government loans	(260)	(298)	(346)	(315)	(414)	(101)	(159)	(125)	(238)	(333)

Total business and government loans including acceptances	27,639	27,200	27,775	28,760	30,250	4,601	5,201	4,354	5,533	10,870

Total net loans and acceptances	$143,007	$137,921	$133,650	$129,913	$124,311	$4,876	$5,525	$4,896	$6,107	$13,272

(1)	Classification by country is based on domicile of debtor or customer.
   Summary of Allowance for Credit Losses

Unaudited, $ millions,
as at or for the year ended October 31	2006	2005	2004	2003	2002

Balance at beginning of year	$1,638	$1,828	$1,956	$2,289	$2,295
Provision for credit losses	548	706	628	1,143	1,500
Write-offs
Domestic
Residential mortgages	12	7	3	6	6
Student	27	40	77	108	145
Personal and credit card	648	698	662	560	430
Other business and government	156	171	157	295	183
Foreign
Personal and credit card	—	1	12	22	20
Other business and government	23	84	49	321	921

Total write-offs	866	1,001	960	1,312	1,705

Recoveries
Domestic
Student	3	5	18	36	63
Personal and credit card	65	78	88	72	60
Other business and government	14	19	20	12	30
Foreign
Personal and credit card	—	—	—	—	2
Other business and government	36	22	89	62	62

Total recoveries	118	124	215	182	217

Net write-offs	748	877	745	1,130	1,488

Transfer to loans held for sale	—	—	—	(292)	—
Foreign exchange and other adjustments	6	(19)	(11)	(54)	(18)

Balance at end of year	$1,444	$1,638	$1,828	$1,956	$2,289

Comprised of:
Loans	$1,442	$1,636	$1,825	$1,952	$2,288
Letters of credit	2	2	2	1	1
Loans substitute securities	—	—	1	3	—

Ratio of net write-offs during year to average loans outstanding during year	0.53%	0.63%	0.55%	0.83%	1.10%

134	CIBC Annual Accountability Report 2006

Supplementary Annual Financial Information
   Analysis of Net Loans and Acceptances (continued)

			Other(1)							Total

Unaudited, $ millions, as at October 31	2006	2005	2004	2003	2002	2006	2005	2004	2003	2002

Residential mortgages	$3	$—	$—	$—	$—	$81,333	$77,179	$72,553	$69,969	$66,572
Student	—	—	—	—	—	1,284	1,575	2,089	2,600	2,960
Personal	160	169	272	209	192	26,143	26,012	23,700	20,277	19,651
Credit card	—	—	—	—	—	7,046	6,448	8,347	9,090	7,472

Total consumer loans	163	169	272	209	192	115,806	111,214	106,689	101,936	96,655

Non-residential mortgages	—	—	5	9	15	6,840	6,704	5,030	4,524	3,836
Financial institutions	1,570	1,173	1,198	783	866	3,778	3,074	3,647	3,739	4,129
Retail	164	91	38	101	64	2,329	2,349	2,363	2,464	2,527
Business services	281	298	403	448	692	3,821	4,302	4,080	4,564	5,504
Manufacturing, capital goods	177	779	369	142	167	1,276	2,037	1,810	2,008	2,559
Manufacturing, consumer goods	110	47	58	9	109	1,355	1,676	1,864	1,903	2,531
Real estate and construction	23	26	7	18	69	3,423	3,303	4,174	3,828	4,325
Agriculture	—	—	—	1	—	2,917	3,417	4,120	4,255	4,177
Oil and gas	12	27	70	40	96	3,215	2,336	2,265	2,190	3,485
Mining	39	26	66	130	264	259	181	225	506	844
Forest products	98	73	76	86	116	632	565	432	712	1,031
Hardware and software	41	20	28	5	59	355	273	408	457	372
Telecommunications and cable	383	285	309	519	2,247	921	1,021	737	1,284	4,263
Publishing, printing and broadcasting	336	44	26	29	278	1,051	624	396	681	1,253
Transportation	469	289	678	412	734	1,591	1,372	1,793	1,746	2,464
Utilities	152	153	171	304	553	508	544	593	830	2,605
Education, health and social services	60	—	—	—	—	1,344	1,708	1,396	1,347	1,442
Governments	—	—	—	—	18	901	703	769	844	867
General allowance allocated to business and government loans	(45)	(44)	(38)	(192)	(205)	(406)	(501)	(509)	(745)	(952)

Total business and government loans including acceptances	3,870	3,287	3,464	2,844	6,142	36,110	35,688	35,593	37,137	47,262

Total net loans and acceptances	$4,033	$3,456	$3,736	$3,053	$6,334	$151,916	$146,902	$142,282	$139,073	$143,917

(1)	Classification by country is based on domicile of debtor or customer.
   Allowances for Credit Losses as a Percentage of Each Loan Category

	Allowance for credit losses					Allowance as a % of each loan category(1)

Unaudited, $ millions, as at October 31	2006	2005	2004	2003	2002	2006	2005	2004	2003	2002

Domestic
Residential mortgages	$25	$37	$39	$45	$40	0.03%	0.05%	0.05%	0.06%	0.06%
Personal and credit card	827	812	843	714	680	2.37	2.36	2.47	2.24	2.39
Other business and government	432	534	608	585	795	1.98	2.36	2.58	2.42	3.29

Total domestic	1,284	1,383	1,490	1,344	1,515	0.93	1.03	1.14	1.07	1.27

Foreign
Personal and credit card	5	6	21	14	21	1.15	1.22	2.55	1.79	0.92
Other business and government	153	247	314	594	752	1.77	2.83	3.86	6.62	4.23

Total foreign	158	253	335	608	773	1.74	2.74	3.74	6.23	3.79

Total allowance	$1,442	$1,636	$1,825	$1,952	$2,288	0.98%	1.14%	1.31%	1.44%	1.64%

(1)	Percentage is calculated on loan portfolio excluding acceptances.
   Net Loans and Acceptances by Geographic Location(1)

Unaudited, $ millions, as at October 31	2006	2005	2004	2003	2002

Canada
Atlantic provinces	$8,213	$7,934	$8,168	$8,274	$8,018
Quebec	11,376	12,295	11,601	11,601	10,691
Ontario	70,441	68,753	66,293	63,360	60,642
Prairie provinces	5,897	5,981	6,079	6,197	6,117
Alberta, North West Territories and Nunavut	22,813	20,184	19,780	19,225	18,614
British Columbia and Yukon	25,016	23,540	22,581	21,920	20,926
General allowance allocated to Canada	(749)	(766)	(852)	(664)	(697)

Total Canada	143,007	137,921	133,650	129,913	124,311

United States	4,876	5,525	4,896	6,107	13,272

Other countries	4,033	3,456	3,736	3,053	6,334

Total net loans and acceptances	$151,916	$146,902	$142,282	$139,073	$143,917

(1)	Classification by country is based on domicile of debtor or customer.

CIBC Annual Accountability Report 2006	135

Supplementary Annual Financial Information
   Impaired Loans before General Allowances

	Canada(1)					U.S.(1)

Unaudited, $ millions, as at October 31	2006	2005	2004	2003	2002	2006	2005	2004	2003	2002

Gross impaired loans
Residential mortgages	$118	$141	$120	$177	$172	$—	$—	$—	$—	$—
Student	49	71	90	86	123	—	—	—	—	—
Personal	219	221	176	137	114	—	—	—	1	2

Total gross impaired consumer loans	386	433	386	400	409	—	—	—	1	2

Non-residential mortgages	4	6	10	28	28	—	—	—	—	—
Financial institutions	2	6	4	5	7	—	8	12	23	45
Service and retail industries	90	113	130	219	253	8	39	53	13	30
Manufacturing, consumer and capital goods	37	93	70	82	54	2	6	4	35	55
Real estate and construction	14	17	28	54	51	—	—	—	—	24
Agriculture	60	150	155	73	35	—	—	—	—	—
Resource-based industries	2	5	10	11	17	—	2	2	16	93
Telecommunications, media and technology	7	13	9	6	87	2	2	2	27	372
Transportation	5	12	9	34	236	—	—	1	1	32
Utilities	—	—	—	1	8	—	—	—	7	80
Other	6	6	7	6	9	—	—	1	2	4

Total gross impaired — business and government loans	227	421	432	519	785	12	57	75	124	735

Total gross impaired loans	613	854	818	919	1,194	12	57	75	125	737
Other past due loans(2)	45	54	54	64	38	—	—	1	—	—

Total gross impaired and other past due loans	$658	$908	$872	$983	$1,232	$12	$57	$76	$125	$737

Allowance for credit losses
Residential mortgages	$13	$18	$17	$18	$21	$—	$—	$—	$—	$—
Student	22	36	71	166	237	—	—	—	—	—
Credit card	105	101	122	126	99	—	—	11	8	—
Personal	223	226	166	100	80	—	—	—	—	6

Total allowance — consumer loans(3)	363	381	376	410	437	—	—	11	8	6

Non-residential mortgages	1	3	6	16	14	—	—	—	—	—
Financial institutions	2	6	4	4	5	—	6	7	16	26
Service and retail industries	74	78	86	113	117	3	21	25	8	2
Manufacturing, consumer and capital goods	33	51	40	38	45	1	3	4	18	8
Real estate and construction	9	9	14	24	30	—	—	—	—	1
Agriculture	36	68	85	38	13	—	—	—	—	—
Resource-based industries	2	3	8	10	15	—	—	1	2	8
Telecommunications, media and technology	6	6	8	3	52	—	—	—	3	33
Transportation	5	8	7	23	76	—	—	1	1	1
Utilities	—	—	—	—	8	—	—	—	1	49
Other	4	4	5	4	6	—	—	—	—	—

Total allowance — business and government loans	172	236	263	273	381	4	30	38	49	128

Total allowance	$535	$617	$639	$683	$818	$4	$30	$49	$57	$134

Net impaired loans
Residential mortgages	$105	$123	$103	$159	$151	$—	$—	$—	$—	$—
Student	27	35	19	(80)	(114)	—	—	—	—	—
Credit card	(105)	(101)	(122)	(126)	(99)	—	—	(11)	(8)	—
Personal	(4)	(5)	10	37	34	—	—	—	1	(4)

Total net impaired consumer loans(3)	23	52	10	(10)	(28)	—	—	(11)	(7)	(4)

Non-residential mortgages	3	3	4	12	14	—	—	—	—	—
Financial institutions	—	—	—	1	2	—	2	5	7	19
Service and retail industries	16	35	44	106	136	5	18	28	5	28
Manufacturing, consumer and capital goods	4	42	30	44	9	1	3	—	17	47
Real estate and construction	5	8	14	30	21	—	—	—	—	23
Agriculture	24	82	70	35	22	—	—	—	—	—
Resource-based industries	—	2	2	1	2	—	2	1	14	85
Telecommunications, media and technology	1	7	1	3	35	2	2	2	24	339
Transportation	—	4	2	11	160	—	—	—	—	31
Utilities	—	—	—	1	—	—	—	—	6	31
Other	2	2	2	2	3	—	—	1	2	4

Total net impaired — business and government loans	55	185	169	246	404	8	27	37	75	607

Total net impaired loans	$78	$237	$179	$236	$376	$8	$27	$26	$68	$603

(1)	Classification by country is based on domicile of debtor or customer.

(2)	Other past due loans, which have not been classified as impaired, are described in Note 4 to the consolidated financial statements.

(3)	Specific allowances for large numbers of homogeneous balances of relatively small amounts are established by reference to historical ratios of write-offs to balances in arrears and to balances outstanding; this may result in negative net impaired loans.

136	CIBC Annual Accountability Report 2006

Supplementary Annual Financial Information
     Impaired Loans before General Allowances (continued)

	Other(1)					Total

Unaudited, $ millions, as at October 31	2006	2005	2004	2003	2002	2006	2005	2004	2003	2002

Gross impaired loans
Residential mortgages	$—	$—	$—	$—	$—	$118	$141	$120	$177	$172
Student	—	—	—	—	—	49	71	90	86	123
Personal	—	—	—	—	—	219	221	176	138	116

Total gross impaired consumer loans	—	—	—	—	—	386	433	386	401	411

Non-residential mortgages	—	—	—	—	—	4	6	10	28	28
Financial institutions	—	23	113	1	3	2	37	129	29	55
Service and retail industries	3	11	73	225	—	101	163	256	457	283
Manufacturing, consumer and capital goods	2	3	—	—	—	41	102	74	117	109
Real estate and construction	—	—	—	3	9	14	17	28	57	84
Agriculture	—	1	2	2	3	60	151	157	75	38
Resource-based industries	—	—	—	28	34	2	7	12	55	144
Telecommunications, media and technology	—	—	22	25	274	9	15	33	58	733
Transportation	—	—	—	—	—	5	12	10	35	268
Utilities	—	—	6	48	21	—	—	6	56	109
Other	—	—	—	—	—	6	6	8	8	13

Total gross impaired – business and government loans	5	38	216	332	344	244	516	723	975	1,864

Total gross impaired loans	5	38	216	332	344	630	949	1,109	1,376	2,275
Other past due loans(2)	—	—	—	—	—	45	54	55	64	38

Total gross impaired and other past due loans	$5	$38	$216	$332	$344	$675	$1,003	$1,164	$1,440	$2,313

Allowance for credit losses
Residential mortgages	$—	$—	$—	$—	$—	$13	$18	$17	$18	$21
Student	—	—	—	—	—	22	36	71	166	237
Credit card	—	—	—	—	—	105	101	133	134	99
Personal	—	—	—	—	—	223	226	166	100	86

Total allowance – consumer loans(3)	—	—	—	—	—	363	381	387	418	443

Non-residential mortgages	—	—	—	—	—	1	3	6	16	14
Financial institutions	—	3	56	1	2	2	15	67	21	33
Service and retail industries	3	9	42	79	—	80	108	153	200	119
Manufacturing, consumer and capital goods	—	1	—	—	—	34	55	44	56	53
Real estate and construction	—	—	—	3	9	9	9	14	27	40
Agriculture	—	1	2	2	3	36	69	87	40	16
Resource-based industries	—	—	—	15	18	2	3	9	27	41
Telecommunications, media and technology	—	—	9	11	38	6	6	17	17	123
Transportation	—	—	—	—	—	5	8	8	24	77
Utilities	—	—	4	4	16	—	—	4	5	73
Other	—	—	—	—	—	4	4	5	4	6

Total allowance – business and government loans	3	14	113	115	86	179	280	414	437	595

Total allowance	$3	$14	$113	$115	$86	$542	$661	$801	$855	$1,038

Net impaired loans
Residential mortgages	$—	$—	$—	$—	$—	$105	$123	$103	$159	$151
Student	—	—	—	—	—	27	35	19	(80)	(114)
Credit card	—	—	—	—	—	(105)	(101)	(133)	(134)	(99)
Personal	—	—	—	—	—	(4)	(5)	10	38	30

Total net impaired consumer loans(3)	—	—	—	—	—	23	52	(1)	(17)	(32)

Non-residential mortgages	—	—	—	—	—	3	3	4	12	14
Financial institutions	—	20	57	—	1	—	22	62	8	22
Service and retail industries	—	2	31	146	—	21	55	103	257	164
Manufacturing, consumer and capital goods	2	2	—	—	—	7	47	30	61	56
Real estate and construction	—	—	—	—	—	5	8	14	30	44
Agriculture	—	—	—	—	—	24	82	70	35	22
Resource-based industries	—	—	—	13	16	—	4	3	28	103
Telecommunications, media and technology	—	—	13	14	236	3	9	16	41	610
Transportation	—	—	—	—	—	—	4	2	11	191
Utilities	—	—	2	44	5	—	—	2	51	36
Other	—	—	—	—	—	2	2	3	4	7

Total net impaired – business and government loans	2	24	103	217	258	65	236	309	538	1,269

Total net impaired loans	$2	$24	$103	$217	$258	$88	$288	$308	$521	$1,237

(1)	Classification by country is based on domicile of debtor or customer.

(2)	Other past due loans, which have not been classified as impaired, are described in Note 4 to the consolidated financial statements.

(3)	Specific allowances for large numbers of homogeneous balances of relatively small amounts are established by reference to historical ratios of write-offs to balances in arrears and to balances outstanding; this may result in negative net impaired loans.

CIBC Annual Accountability Report 2006	137

Supplementary Annual Financial Information
     Deposits

	Average balance					Interest					Rate

Unaudited, $ millions, for the year ended October 31	2006	2005	(1)	2004	(1)	2006	2005	(1)	2004	(1)	2006	2005 (1)	2004 (1)

Deposits in domestic bank offices(2)
Payable on demand
Personal	$5,112	$4,969		$5,422		$7	$6		$39		0.14%	0.12%	0.72%
Business and government	19,235	17,788		16,726		322	167		117		1.67	0.94	0.70
Bank	901	833		559		10	5		3		1.11	0.60	0.54
Payable after notice
Personal	31,906	31,300		28,284		305	203		160		0.96	0.65	0.57
Business and government	6,539	6,371		6,008		188	118		95		2.88	1.85	1.58
Bank	1	3		1		—	—		—		—	—	—
Payable on a fixed date
Personal	39,953	38,939		36,424		1,292	1,107		1,065		3.23	2.84	2.92
Business and government	42,473	42,825		37,466		1,637	1,221		942		3.85	2.85	2.51
Bank	538	558		570		23	15		8		4.28	2.69	1.40

Total domestic	146,658	143,586		131,460		3,784	2,842		2,429		2.58	1.98	1.85

Deposits in foreign bank offices
Payable on demand
Personal	40	73		131		—	—		—		—	—	—
Business and government	420	326		354		4	6		2		0.95	1.84	0.56
Bank	32	28		61		1	1		1		3.13	3.57	1.64
Payable after notice
Personal	50	92		91		2	2		1		4.00	2.17	1.10
Business and government	30	43		46		—	—		—		—	—	—
Bank	4	17		77		—	—		1		—	—	1.30
Payable on a fixed date
Personal	461	458		876		26	14		15		5.64	3.06	1.71
Business and government	39,056	40,248		48,412		1,867	1,223		760		4.78	3.04	1.57
Bank	10,528	9,604		9,967		421	258		182		4.00	2.69	1.83

Total foreign	50,621	50,889		60,015		2,321	1,504		962		4.59	2.96	1.60

Total deposits	$197,279	$194,475		$191,475		$6,105	$4,346		$3,391		3.09%	2.23%	1.77%

(1)	Certain prior year financial information has been reclassified to conform with the presentation adopted in 2006.

(2)	Deposits by foreign depositors in our domestic bank offices amounted to $3.8 billion (2005: $3.8 billion; 2004: $3.6 billion).
     Short-term Borrowings

Unaudited, $ millions, as at or for the year ended October 31	2006	2005	2004

Amounts outstanding at end of year
Obligations related to securities sold short	$13,788	$14,883	$12,220
Obligations related to securities lent or sold under repurchase agreements	30,433	14,325	16,790

Total short-term borrowings	$44,221	$29,208	$29,010

Obligations related to securities sold short
Average balance	$15,379	$15,786	$13,292
Maximum month-end balance	17,996	16,230	15,507
Average interest rate	3.52%	2.96%	2.80%
Obligations related to securities lent or sold under repurchase agreements
Average balance	22,626	17,424	18,513
Maximum month-end balance	30,433	24,381	23,571
Average interest rate	7.37%	5.81%	2.45%

     Fees Paid to the Shareholders’ Auditors

Unaudited, $ millions, for the year ended October 31	2006	2005	2004

Audit fees(1)	$13.9	$16.1	$16.1
Audit related fees(2)	4.3	1.5	1.6
Tax fees(3)	0.4	0.4	0.2
All other fees(4)	—	—	3.8

Total	$18.6	$18.0	$21.7

(1)	For the audit of CIBC’s annual financial statement and services normally provided by the principal auditor in connection with CIBC’s statutory and regulatory filings. Audit fees also includes the audit of internal control over financial reporting under standards of the Public Company Accounting Oversight Board (United States).

(2)	For the assurance and related services that are reasonably related to the performance of the audit or review of CIBC’s financial statements, including accounting consultation, various agreed upon procedures and translation of financial reports.

(3)	For tax compliance services.

(4)	For products and services other than the fees reported in (1) to (3), including fees paid for a Board of Directors’ reporting project.

138	CIBC Annual Accountability Report 2006

Quarterly Review
     Condensed Consolidated Statement of Operations

		2006				2005
	Unaudited, $ millions, for the quarter	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

	Net interest income	$1,130	$1,121	$1,036	$1,148	$1,172	$1,219	$1,224	$1,322
	Non-interest income	1,757	1,709	1,730	1,701	2,251	1,932	1,596	1,757

	Total revenue	2,887	2,830	2,766	2,849	3,423	3,151	2,820	3,079
	Provision for credit losses	92	152	138	166	170	199	159	178
	Non-interest expenses	1,889	1,887	1,825	1,868	2,057	4,850	2,032	1,901

	Income (loss) before income taxes and non-controlling interests	906	791	803	815	1,196	(1,898)	629	1,000
	Income taxes	87	125	190	238	436	(106)	176	283
	Non-controlling interests	—	4	28	(3)	32	115	13	10

	Net income (loss)	819	662	585	580	728	(1,907)	440	707
	Dividends on preferred shares	33	33	33	33	33	36	28	28

	Net income (loss) applicable to common shares	$786	$629	$552	$547	$695	$(1,943)	$412	$679

Condensed Consolidated Balance Sheet

		2006				2005			(1)
	Unaudited, $ millions, as at quarter end	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Assets
	Cash and deposits with banks	$11,853	$11,529	$11,901	$10,298	$11,852	$13,793	$12,102	$12,219
	Securities	83,498	81,634	78,394	78,955	67,764	72,945	74,096	69,868
	Securities borrowed or purchased under resale agreements	25,432	21,640	21,722	21,699	18,514	20,575	20,393	21,424
Loans	Residential mortgages	81,358	78,868	77,734	76,663	77,216	76,881	74,520	73,464
	Personal and credit card	35,305	35,085	34,415	34,162	34,853	35,667	35,141	35,343
	Business and government	30,404	29,767	28,984	30,031	31,350	31,306	31,367	31,969
	Allowance for credit losses	(1,442)	(1,580)	(1,602)	(1,620)	(1,636)	(1,713)	(1,732)	(1,796)
	Derivative instruments market valuation	17,122	17,397	18,588	19,378	20,309	21,539	21,752	22,843
	Customers’ liability under acceptances	6,291	7,084	6,295	5,543	5,119	5,216	5,428	4,651
	Other assets	14,163	13,566	14,290	13,797	15,029	16,645	14,643	15,198

		$303,984	$294,990	$290,721	$288,906	$280,370	$292,854	$287,710	$285,183

	Liabilities and shareholders’ equity
Deposits	Personal	$81,829	$79,488	$78,275	$76,584	$75,973	$75,903	$75,109	$74,069
	Business and government	107,468	107,361	102,533	105,878	106,226	110,730	110,744	109,001
	Bank	13,594	13,166	12,695	11,204	10,535	10,510	10,631	10,231
	Derivative instruments market valuation	17,330	17,245	18,691	20,070	20,128	22,150	21,553	22,392
	Acceptances	6,297	7,084	6,295	5,543	5,119	5,216	5,431	4,651
	Obligations related to securities lent or sold short or under repurchase agreements	44,221	39,028	39,678	39,170	29,208	33,120	30,645	31,944
	Other liabilities	14,716	13,397	14,302	13,327	16,002	19,007	14,770	14,506
	Subordinated indebtedness	5,595	5,850	5,862	4,825	5,102	3,853	3,915	3,904
	Preferred share liabilities	600	600	600	600	600	1,045	1,052	1,048
	Non-controlling interests	12	13	480	669	746	1,094	1,000	1,034
	Shareholders’ equity	12,322	11,758	11,310	11,036	10,731	10,226	12,860	12,403

		$303,984	$294,990	$290,721	$288,906	$280,370	$292,854	$287,710	$285,183

Select Financial Measures

		2006				2005
	Unaudited, as at or for the quarter	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

	Return on equity	32.5%	27.2%	25.7%	25.6%	34.2%	(75.1)%	16.2%	25.7%
	Return on average assets	1.08	0.90	0.83	0.81	1.01	(2.59)	0.63	0.97
	Average common shareholders’ equity ($ millions)	$9,601	$9,167	$8,803	$8,484	$8,045	$10,262	$10,425	$10,503
	Average assets ($ millions)	$299,513	$291,395	$288,428	$285,679	$287,119	$292,136	$287,802	$288,288
	Average assets to average common equity	31.2	31.8	32.8	33.7	35.7	28.5	27.6	27.4
	Tier 1 capital ratio	10.4%	9.6%	9.2%	9.0%	8.5%	7.5%	10.7%	10.5%
	Total capital ratio	14.5%	14.0%	13.7%	13.1%	12.7%	10.5%	13.4%	13.1%
	Net interest margin	1.50%	1.53%	1.47%	1.59%	1.62%	1.66%	1.74%	1.82%
	Efficiency ratio	65.4%	66.7%	66.0%	65.6%	60.1%	153.9%	72.1%	61.7%

Common Share Information

		2006				2005
	Unaudited, as at or for the quarter	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

	Average shares outstanding (thousands)	335,522	335,513	335,147	334,357	333,876	336,486	340,461	346,269
Per share	– basic earnings (loss)	$2.34	$1.88	$1.65	$1.64	$2.08	$(5.77)	$1.21	$1.96
	– diluted earnings (loss)(2)	2.32	1.86	1.63	1.62	2.06	(5.77)	1.20	1.94
	– dividends	0.70	0.70	0.68	0.68	0.68	0.68	0.65	0.65
	– book value(3)	29.59	27.96	26.61	25.85	25.00	23.51	30.95	30.62
Share price(4)	– high	87.87	83.63	86.00	81.00	80.64	80.80	74.75	73.70
	– low	77.95	73.94	77.95	72.90	68.82	72.15	68.36	67.95
	– close	87.60	77.25	82.75	79.90	72.20	80.01	74.75	68.45
	Price to earnings multiple (12-month trailing)(5)	11.8	10.8	n/m	n/m	n/m	n/m	12.9	11.5
	Dividend payout ratio	29.9%	37.3%	41.4%	41.6%	32.7%	>100%	53.6%	33.2%

(1)	Certain prior period financial information has been reclassified to conform with the presentation adopted in 2006.

(2)	In case of loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share will be anti-dilutive; therefore, basic and diluted earnings (loss) per share will be the same.

(3)	Common shareholders’ equity divided by the number of common shares issued and outstanding at end of quarter.

(4)	The high and low price during the period, and closing price on the last trading day of the period, on the TSX.

(5)	Prior period information has been restated to conform with the presentation adopted in 2006.

n/m – not meaningful due to the net loss.

CIBC Annual Accountability Report 2006	139

Ten-Year Statistical Review
     Condensed Consolidated Statement of Operations

Unaudited, $ millions,
for the year ended October 31	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997

Net interest income	$4,435	$4,937	$5,258	$5,517	$5,389	$4,445	$4,154	$4,313	$4,227	$4,427
Non-interest income	6,897	7,536	6,517	5,946	5,541	6,613	7,797	5,728	4,804	3,980

Total revenue	11,332	12,473	11,775	11,463	10,930	11,058	11,951	10,041	9,031	8,407
Provision for credit losses	548	706	628	1,143	1,500	1,100	1,220	750	480	610
Non-interest expenses	7,469	10,840	8,251	8,128	9,129	8,226	8,096	7,998	7,125	5,372

Income before income taxes and non-controlling interests	3,315	927	2,896	2,192	301	1,732	2,635	1,293	1,426	2,425
Income taxes	640	789	790	239	(279)	92	641	320	460	937
Non-controlling interests	29	170	15	3	38	58	62	39	20	27

Net income (loss)	2,646	(32)	2,091	1,950	542	1,582	1,932	934	946	1,461
Dividends on preferred shares	132	125	100	75	50	17	17	17	16	8

Net income (loss) applicable to common shares	$2,514	$(157)	$1,991	$1,875	$492	$1,565	$1,915	$917	$930	$1,453

Condensed Consolidated Balance Sheet

Unaudited, $ millions, as at October 31	2006	2005 (1)	2004 (1)	2003 (1)	2002 (1)	2001	2000	1999	1998	1997

Assets
Cash and deposits with banks	$11,853	$11,852	$12,203	$10,454	$9,512	$11,350	$10,679	$12,527	$10,795	$7,931
Securities	83,498	67,764	67,316	69,628	64,273	74,794	69,242	59,492	60,970	45,252
Securities borrowed or purchased under resale agreements	25,432	18,514	18,165	19,829	16,020	24,079	20,461	19,158	36,293	37,629
Loans
Residential mortgages	81,358	77,216	72,592	70,014	66,612	58,751	51,921	46,637	43,199	40,039
Personal and credit card	35,305	34,853	35,000	32,695	30,784	28,411	27,939	24,751	24,563	22,305
Business and government	30,404	31,350	31,737	33,177	41,961	46,693	47,567	47,552	49,811	47,107
Allowance for credit losses	(1,442)	(1,636)	(1,825)	(1,952)	(2,288)	(2,294)	(2,236)	(1,748)	(1,609)	(1,591)
Derivative instruments market valuation	17,122	20,309	23,710	22,796	24,717	25,723	23,847	24,449	37,157	21,977
Customers’ liability under acceptances	6,291	5,119	4,778	5,139	6,848	8,100	9,088	9,296	10,995	10,375
Other assets	14,163	15,029	15,088	15,367	14,854	11,867	9,194	8,217	9,256	6,965

	$303,984	$280,370	$278,764	$277,147	$273,293	$287,474	$267,702	$250,331	$281,430	$237,989

Liabilities and shareholders’ equity
Deposits
Personal	$81,829	$75,973	$73,392	$70,085	$68,297	$66,826	$63,109	$60,878	$59,993	$59,188
Business and government	107,468	106,226	105,362	105,885	117,664	114,270	103,141	85,940	84,862	60,272
Bank	13,594	10,535	11,823	12,160	10,669	13,256	13,382	13,223	15,020	19,438
Derivative instruments market valuation	17,330	20,128	23,990	21,945	24,794	26,395	24,374	25,097	36,245	21,376
Acceptances	6,297	5,119	4,778	5,147	6,878	8,100	9,088	9,296	10,995	10,375
Obligations related to securities lent or sold short or under repurchase agreements	44,221	29,208	29,010	30,952	18,051	32,616	28,191	29,203	48,659	43,932
Other liabilities	14,716	16,002	13,258	13,976	10,869	9,863	10,382	10,888	9,576	8,141
Subordinated indebtedness	5,595	5,102	3,889	3,197	3,627	3,999	4,418	4,544	4,714	4,894
Preferred share liabilities	600	600	1,043	1,707	1,988	1,999	1,576	1,633	1,661	1,518
Non-controlling interests	12	746	39	22	111	249	248	204	230	126
Shareholders’ equity	12,322	10,731	12,180	12,071	10,345	9,901	9,793	9,425	9,475	8,729

	$303,984	$280,370	$278,764	$277,147	$273,293	$287,474	$267,702	$250,331	$281,430	$237,989

Select Financial Measures

Unaudited, as at or
for the year ended October 31	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997

Return on equity	27.9%	(1.6)%	18.7%	19.2%	5.1%	16.1%	20.5%	9.8%	10.3%	17.7%
Return on average assets	0.91	(0.01)	0.74	0.68	0.19	0.57	0.73	0.34	0.34	0.62
Average common shareholders’ equity ($ millions)	$9,016	$9,804	$10,633	$9,764	$9,566	$9,739	$9,420	$9,323	$9,100	$8,195
Average assets ($ millions)	$291,277	$288,845	$280,810	$284,739	$292,510	$278,798	$263,119	$271,844	$278,823	$236,025
Average assets to average common equity	32.3	29.5	26.4	29.2	30.6	28.6	27.9	29.2	30.6	28.8
Tier 1 capital ratio	10.4%	8.5%	10.5%	10.8%	8.7%	9.0%	8.7%	8.3%	7.7%	7.0%
Total capital ratio	14.5%	12.7%	12.8%	13.0%	11.3%	12.0%	12.1%	11.5%	10.8%	9.8%
Net interest margin	1.52%	1.71%	1.87%	1.94%	1.84%	1.59%	1.58%	1.59%	1.52%	1.88%
Efficiency ratio	65.9%	86.9%	70.1%	70.9%	83.5%	74.4%	67.7%	79.7%	78.9%	63.9%

(1)	Certain prior year financial information has been reclassified to conform with the presentation adopted in 2006.

140	CIBC Annual Accountability Report 2006

Ten-Year Statistical Review
     Condensed Consolidated Statement of Changes in Shareholders’ Equity

Unaudited, $ millions,
for the year ended October 31		2006	2005	2004	2003	2002		2001		2000	1999	1998	1997

Balance at beginning of year		$10,731	$12,180	$12,071	$10,345	$9,901		$9,793		$9,425	$9,475	$8,729	$7,887
Adjustment for change in accounting policy		—	10 (1)	6 (2)	—	(42	)(3)	(140	)(4)	—	—	—	—
Premium on repurchase of common shares		—	(1,035)	(1,084)	—	(269)		(736)		(873)	(397)	—	—
Changes in share capital	Preferred	—	598	133	550	800		—		—	—	300	(217)
	Common	93	(17)	19	108	15		(41)		(167)	(93)	23	50
Changes in contributed surplus		12	(1)	9	24	26		—		—	—	—	—
Changes in foreign currency translation adjustments		(115)	49	(196)	(222)	2		38		8	(4)	1	10
Net income (loss)		2,646	(32)	2,091	1,950	542		1,582		1,932	934	946	1,461
Dividends	Preferred	(132)	(125)	(100)	(75)	(50)		(17)		(17)	(17)	(16)	(8)
	Common	(924)	(902)	(781)	(591)	(577)		(536)		(501)	(492)	(498)	(434)
Other		11	6	12	(18)	(3)		(42)		(14)	19	(10)	(20)

Balance at end of year		$12,322	$10,731	$12,180	$12,071	$10,345		$9,901		$9,793	$9,425	$9,475	$8,729

(1)	Represents the effect of implementing the CICA AcG-15, “Consolidation of Variable Interest Entities,” which provides a framework for identifying a VIE and requires a primary beneficiary to consolidate a VIE.

(2)	Represents the effect of implementing the CICA AcG-17, “Equity-Linked Deposit Contracts,” which introduced the requirements to bifurcate the equity-linked contracts and measure the derivative at fair value.

(3)	Represents the effect of implementing the CICA handbook section 3870, “Stock-based Compensation and Other Stock-based Payments,” which introduced the requirement to account for SARs based on quoted market price on an ongoing basis. Additionally, CIBC adopted the fair value-based method to account for stock transactions with employees and non-officer directors, as encouraged by section 3870.

(4)	Represents the effect of implementing the CICA handbook section 3461, “Employee Future Benefits,” which introduced the requirement to accrue the cost of post-retirement and post-employment benefits during the years employees provide services to CIBC.
     Common Share Information

Unaudited, as at or
for the year ended October 31		2006	2005	2004	2003	2002	2001	2000	1999	1998	1997

Average number outstanding (thousands)		335,135	339,263	355,735	360,048	360,553	372,305	388,951	409,789	415,030	413,545
Per share	– basic earnings (loss)	$7.50	$(0.46)	$5.60	$5.21	$1.37	$4.19	$4.95	$2.23	$2.24	$3.51
	– diluted earnings (loss)(1)	7.43	(0.46)	5.53	5.18	1.35	4.13	4.90	2.21	2.22	3.49
	– dividends	2.76	2.66	2.20	1.64	1.60	1.44	1.29	1.20	1.20	1.05
	– book value(2)	29.59	25.00	29.92	28.78	25.75	26.44	25.17	22.68	22.08	21.07
Share price (3)	– high	87.87	80.80	73.90	60.95	57.70	57.00	50.50	42.60	59.80	41.75
	– low	72.90	67.95	59.35	39.50	34.26	43.20	30.50	28.00	24.40	26.55
	– close	87.60	72.20	73.90	59.21	38.75	48.82	48.40	31.70	30.65	41.20
Price to earnings multiple(4) (12-month trailing)		11.8	n/m	13.4	11.4	28.7	11.8	9.9	14.3	13.8	11.8
Dividend payout ratio		36.8%	n/m	39.2%	31.5%	117.2%	34.2%	26.2%	53.6%	53.5%	29.9%

(1)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share will be anti-dilutive; therefore, basic and diluted earnings (loss) per share will be the same.

(2)	Common shareholders’ equity divided by the number of common shares issued and outstanding at end of year.

(3)	The high and low price during the year, and closing price on the last trading day of the year, on the TSX.

(4)	Prior year information has been restated to conform with the presentation adopted in 2006.

n/m – not meaningful due to the net loss in the year.
     Dividends on Preferred Shares(1)

Unaudited, for the year ended October 31		2006	2005	2004	2003	2002	2001	2000	1999	1998	1997

Class A	Series 4	$—	$—	$—	$—	$—	$—	$—	$—	$—	$3.4106
	Series 5	—	—	—	—	—	—	—	—	—	0.8240
	Series 9	—	—	—	—	—	—	—	—	1.1375	2.2750
	Series 12	—	—	—	—	—	—	2.4100	2.4267	2.4097	2.2462
	Series 13	—	—	—	—	—	—	1.7500	1.7500	1.7500	1.7500
	Series 14	—	—	—	1.1156	1.4875	1.4875	1.4875	1.4875	1.4875	1.4870
	Series 15	—	—	1.0709	1.4125	1.4125	1.4125	1.4125	1.4125	1.4125	1.4110
	Series 16	—	—	1.8456	2.0025	2.2244	2.1724	2.0948	2.1093	2.0946	1.1367
	Series 17	—	—	1.3551	1.3625	1.3625	1.3625	1.3625	1.3625	1.3625	0.7880
	Series 18	1.3750	1.3750	1.3750	1.3750	1.3750	1.3750	1.3750	1.3750	1.3628	—
	Series 19	1.2375	1.2375	1.2375	1.2375	1.2375	1.2375	1.2375	1.2375	0.7404	—
	Series 20	—	1.5780	1.6908	1.8253	2.0276	1.9801	1.9095	1.9227	1.1703	—
	Series 21	—	1.5095	1.5000	1.5000	1.5000	1.5000	1.1372	—	—	—
	Series 22	—	1.9518	2.0520	2.2152	2.4606	2.4031	1.7713	—	—	—
	Series 23	1.3250	1.3250	1.3250	1.3250	1.3250	0.9938	—	—	—	—
	Series 24	1.5000	1.5000	1.5000	1.5000	1.2962	—	—	—	—	—
	Sereis 25	1.5000	1.5000	1.5000	1.5000	0.8048	—	—	—	—	—
	Series 26	1.4375	1.4375	1.4375	1.0859	—	—	—	—	—	—
	Series 27	1.4000	1.4000	1.5484	—	—	—	—	—	—	—
	Series 28	0.0800	0.0799	0.1996	—	—	—	—	—	—	—
	Series 29	1.3500	1.3500	—	—	—	—	—	—	—	—
	Series 30	1.2000	1.1938	—	—	—	—	—	—	—	—

(1)	The dividends are adjusted for the number of days during the year that the share is outstanding at the time of issuance and redemption.

CIBC Annual Accountability Report 2006	141

Glossary
Allowance for credit losses
An allowance set up in the financial statements sufficient to absorb both specifically identified and inherent credit-related losses in CIBC’s portfolio of loans, acceptances, letters of credit, guarantees, and derivatives. It can be either specific or general.
Amortized cost
The amount at which a financial asset or financial liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount, and minus any reduction (directly or through the use of an allowance account) for impairment or uncollectability. The amount of a financial asset or liability measured at initial recognition is the cost of the financial asset or liability including capitalized transaction costs and fees. The amortized cost is subject to adjustment related to fair value hedges.
Asset/liability management (ALM)
This is essentially the non-trading area of the bank. Risk management techniques are used to manage the relative duration of CIBC’s assets (such as loans) and liabilities (such as deposits), in order to minimize the adverse impact of changes in interest rates.
Assets-to-capital multiple
Total assets plus specified off-balance sheet items divided by total regulatory capital.
Assets under administration (AUA)
Assets administered by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. Services provided by CIBC are of an administrative nature, such as safekeeping of securities, collection of investment income, and the settlement of purchase and sale transactions.
Assets under management (AUM)
Assets managed by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. The service provided in respect of these assets is discretionary portfolio management on behalf of the clients. AUM amounts are included in the amounts reported under AUA.
Basis point
One hundredth of a percentage point.
Collateral
Assets pledged as security for a loan or other obligation. Collateral is generally cash or a highly rated security.
Collateralized debt obligation (CDO)
Securitization of any combination of corporate debt, asset-backed securities, mortgage-backed securities or tranches of other collateralized debt obligations to form a pool of diverse assets that are tranched to meet investor demand.
Collateralized loan obligation (CLO)
Securitizations of any combination of secured or unsecured corporate loans made to commercial and industrial clients of one or more lending banks to form a pool of diverse assets that are tranched to meet investor demand.
Credit derivatives
Off-balance sheet arrangements that allow one party (the beneficiary) to transfer credit risk of a reference asset, which the beneficiary may or may not own, to another party (the guarantor) without actually selling the asset. CIBC commonly uses credit derivatives to manage its overall credit risk exposure.
Credit risk
Risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with agreed terms.
Current replacement cost
The estimated cost of replacing derivative instruments that have a positive market value, representing an unrealized gain to CIBC.
Derivatives
Contracts which require little or no initial investment and whose value is derived from changes in interest rates, foreign exchange rates, equity or commodity prices, or credit spreads applied to a notional underlying amount. The use of derivatives permits the management of risk due to changes in these risk factors.
Dividend payout ratio
Common dividends paid as a percentage of net income after preferred share dividends and premium on redemptions.
Dividend yield
Dividends per common share divided by the closing common share price.
Economic capital
Economic Capital is a non-GAAP measure based upon an estimate of equity capital required by the businesses to absorb losses consistent with our targeted risk rating over a one-year horizon. Economic capital comprises credit, market, operational and strategic risk capital.
Economic profit
Economic profit is a non-GAAP risk-adjusted performance measure used for measuring economic value added. It is calculated as earnings of each business less a charge for the cost of capital.
Efficiency ratio
Non-interest expenses as a percentage of gross revenue (net interest income and non-interest income). Efficiency ratio is used as a measure of productivity.
Forward contracts
A contractual commitment to buy or sell a specified commodity, currency or financial instrument at a specific price and date in the future. Forward contracts are customized contracts traded in over-the-counter markets. Forward contracts are derivatives.
Forward rate agreement
An over-the-counter contract determining an interest rate to be paid or received commencing on a particular date in the future for a specified period of time. Forward rate agreements are derivatives.
Futures
A contractual commitment to buy or sell a specified commodity, currency or financial instrument at a specific price and date in the future. Futures contracts are standardized and are traded on an exchange. Futures contracts are derivatives.
Guarantees and standby letters of credit
Primarily represent CIBC’s obligation, subject to certain conditions, to make payments to third parties on behalf of clients if these clients cannot make payments or are unable to meet other specified contractual obligations.
Hedge
A risk reduction technique whereby a derivative or other financial instrument is used to reduce or offset exposure to changes in interest rates, foreign exchange rates, equity, commodity prices, or credit risk.
Interest-only strip
A financial instrument based solely on all or a portion of the interest payments from a pool of loans or other similar interest-bearing assets. As the principal on the underlying interest-bearing assets is repaid, the interest payments decline and the value of the interest-only strip falls accordingly.
Liquidity risk
Risk of having insufficient cash resources to meet current financial obligations without raising funds at unfavourable rates or selling assets on a forced basis.
Mark-to-market
Valuation at market rates, as at the balance sheet date. Market rates are generally available for most publicly traded securities and some derivatives.
Market risk
The potential for financial loss from adverse changes in underlying market factors, including interest and foreign exchange rates, credit spreads, and equity and commodity prices.

142	CIBC Annual Accountability Report 2006

Glossary
Master netting agreement
An industry standard agreement designed to reduce the credit risk of multiple derivative transactions with a counterparty through the creation of a legal right of offset of exposures in the event of a default by that counterparty.
Net interest income
The difference between interest earned on assets (such as loans and securities) and interest incurred on liabilities (such as deposits and subordinated indebtedness).
Net interest margin
Net interest income as a percentage of average assets.
Normal course issuer bid
Involves a listed company buying its own shares through a stock exchange, from time to time, and is subject to the various rules of the exchanges and securities commissions.
Notional amount
Principal amount or reference point used for the calculation of payments under derivative contracts. In most instances, this amount is not exchanged under the terms of the derivative contract.
Off-balance sheet financial instruments
Assets or liabilities that are not recorded or not fully recorded on the balance sheet, but may produce positive or negative cash flows. Such instruments generally fall into two broad categories: (i) credit-related arrangements, which provide liquidity protection, and (ii) derivatives.
Office of the Superintendent of Financial Institutions (OSFI)
OSFI supervises and regulates all banks, all federally incorporated or registered trust and loan companies, insurance companies, cooperative credit associations, fraternal benefit societies and pension plans in Canada.
Operational risk
The risk of loss resulting from inadequate or failed internal processes, systems, or from human error or external events.
Options
A contractual obligation under which the writer confers the right, but not the obligation, on the purchaser to either buy (call option) or sell (put option) a specific amount of a commodity, currency or financial instrument at a fixed price either at or by a set date.
Price-to-earnings multiple
Closing common share price divided by diluted earnings per common share.
Provision for credit losses
An amount charged or credited to income so as to bring the allowance for credit losses to a level that is sufficient to cover expected credit losses.
Regular workforce headcount
Comprises regular full-time (counted as one) and regular part-time employees (counted as one-half), and commissioned employees.
Return on equity (ROE)
Net income, less preferred share dividends and premium on redemptions, expressed as a percentage of average common shareholders’ equity.
Risk-weighted assets
Calculated by applying risk-weighting factors specified by OSFI to all on-balance sheet assets and off-balance sheet instruments plus statistically estimated risk exposures in the trading book. The result is then used in the calculation of CIBC’s regulatory capital ratios.
Securities borrowed
Securities are typically borrowed to cover short positions. Borrowing requires the pledging of collateral by the borrower to the lender. The collateral may be cash or a highly rated security.
Securities lent
Securities are typically lent to a borrower to cover their short positions. Borrowing requires the pledging of collateral by the borrower to the lender. The collateral provided may be cash or a highly rated security.
Securities purchased under resale agreements
A transaction where a security is purchased by the buyer and, at the same time, the buyer commits to resell the security to the original seller at a specific price and date in the future.
Securities sold short
A transaction in which the seller sells securities it does not own. The seller borrows the securities in order to deliver them to the purchaser. At a later date, the seller buys identical securities in the market to replace the borrowed securities.
Securities sold under repurchase agreements
A transaction where a security is sold by the seller and, at the same time, the seller commits to repurchase the security from the original purchaser at a specific price and date in the future.
Securitization
The process of selling assets (normally financial assets such as loans, leases, trade receivables, credit card receivables or mortgages) to trusts or other special purpose entities (SPEs). An SPE normally issues securities or other form of interests to investors and/or the asset transferor, and the SPE uses the proceeds of the issue of securities to purchase the transferred assets. The SPE will generally use the cash flows generated by the assets to meet the obligations under the securities or other interests issued by the SPE, which may carry a number of different risk profiles.
Seller swaps
Seller swaps are derivatives used in securitization transactions whereby the asset seller receives ongoing cash flows related to the assets sold and pays the funding costs of the securitization vehicle.
Stock appreciation rights (SARs)
SARs issued by CIBC are rights attached to stock options, where the excess if any between the market price of CIBC common shares at the time of exercise, and the strike price established at the time of grant, is paid in cash.
Swap contracts
Agreements between two parties to exchange a series of cash flows, based on a specific notional amount over a specified period. The typical swap contracts are interest rate swaps and cross currency swaps. Swap contracts are derivatives.
Taxable equivalent basis (TEB)
A non-GAAP measure that increases tax-exempt income to make it directly comparable to taxable income sources when comparing either total revenue or net interest income. There is an offsetting adjustment to the tax provision, thus generating the same after-tax income as reported under GAAP.
Tier 1 and total capital ratios
Regulatory capital divided by risk-weighted assets, based on guidelines set by OSFI, based on Bank for International Settlements standards.
Total shareholder return
The total return earned on an investment in CIBC’s common shares. The return measures the change in share price, assuming dividends are reinvested in additional shares.
Value-at-Risk (VaR)
Generally accepted risk measurement concept that uses statistical models to estimate the distribution of possible returns on a portfolio at a given level of confidence.
Variable interest entity (VIE)
An entity that by design does not have sufficient equity at risk to permit it to finance its activities without additional subordinated financial support, or in which equity investors do not have the characteristics of a controlling financial interest. SPEs are a type of VIE that are created for a single, well-defined and narrow purpose.

CIBC Annual Accountability Report 2006	143

Public Accountability Statement
Our Clients — Branches and ABMs
CIBC BRANCH OPENINGS — 2006
Alberta
5111 — 22nd St., Red Deer
Ontario
7940 Hurontario St., Brampton
1371 Wilson Rd. N., Oshawa
Nova Scotia
18 Parkland Drive, Halifax
CIBC BRANCH CLOSINGS — 2006
British Columbia
5th & Brightwell, Stewart
Alberta
4902 — 50th St., Red Deer
4900 Molly Bannister Dr., Red Deer
Ontario
499 Main St. S., Brampton
499 Ray Lawson Blvd., Brampton
4742 Tecumseh Rd. E., Windsor
3145 Forest Glade Dr., Windsor
320 McArthur Ave., Vanier
Nova Scotia
278 Lacewood Dr., Halifax
7071 Bayers Rd., Halifax
CIBC BRANCH RELOCATIONS — 2006
British Columbia
902 Park Royal South relocated to 1031 Park Royal South, West Vancouver
Saskatchewan
322 McCarthy Blvd. N. relocated to 484 McCarthy Blvd. N., Regina
Ontario
166 Dundas St. relocated to 355 Wellington St., London
2 Main St. N. relocated to 28 Main St. N., Brampton
7656 Tecumseh Rd. E. relocated to 6800 Tecumseh Rd. E., Windsor
CIBC SMALL BUSINESS CENTRE CLOSINGS — 2006
Ontario
1575 Alta Vista Dr., Ottawa
Quebec
176, rue Principale, Rouyn-Noranda
PRESIDENT’S CHOICE FINANCIAL PAVILION OPENINGS — 2006
British Columbia
5001 Anderson Way, Vernon
Ontario
85 Steeles Ave. W., Brampton
171 Guelph St., Georgetown
361 South Service Rd., Grimsby
1205 Oxford St. W., London
760 Eagleson Rd., Ottawa
2549 Weston Rd., Toronto
PRESIDENT’S CHOICE FINANCIAL PAVILION CLOSINGS AND STATUS CHANGES — 2006
Alberta
4700 — 130th Ave. SE, Unit 100, Calgary(1)
12225 — 99th St., Grande Prairie(1)
Saskatchewan
411 Confederation Dr., Saskatoon(1)
Manitoba
175 Cargill Rd., Winkler(1)
550 Kenaston Blvd., Winnipeg(1)
Ontario
30 King St. S., Alliston(1)
54 Wilson St. W., Ancaster(2)
410 Fairview Dr., Brantford(2)
1972 Parkdale Ave., Brockville(1)
1530 Albion Rd., Etobicoke
62 Thames Rd. E., Exeter(2)
300 Guelph St., Georgetown
1550 Upper James St., Hamilton(2)
180 Holiday Inn Dr., Hespeler(2)
1201 Oxford St. W., London
635 Southdale Rd. E., London(1)
6085 Creditview Rd., Mississauga
173 Lakeshore Rd. W., Oakville(1)
1226 Place d’Orleans, Ottawa
700 Eagleson Rd., Ottawa
363 Rideau St., Ottawa(1)
59A Robertson Rd., Ottawa(1)
2737 Laurier St., Rockland
25 Ferrara Dr., Smiths Falls
654 Algonquin Blvd., Timmins
600 Harbour Expressway, Thunder Bay(1)
11 Redway Rd., Toronto(1)
1591 Wilson Rd., Toronto
3501 Yonge St., Toronto(1)
293 Dundas St. E., Trenton(2)
New Brunswick
650 Somerset St., St. John(2)
Nova Scotia
1075 Barrington St., Halifax(2)
5178 Highway 3, Upper Tantallon(2)
ABM INSTALLATIONS — 2006
British Columbia
17638 — 60th Ave., Cloverdale
606 — 5th Ave., Stewart
5001 Anderson Way, Vernon
3970 Shelbourne St., Victoria
910 Government St., Victoria
1031 Park Royal South, West Vancouver
Alberta
2002 Luxstone Blvd., Airdrie
300 Airdrie Rd. NE, Airdrie
5004 — 162 Ave. NW, Edmonton
3515 Mayor Magrath Dr. S, Lethbridge
5111 — 22nd St., Red Deer
6 Prairie Dr., Sherwood Park
334 — 2nd St., Strathmore
Saskatchewan
484 McCarthy Blvd. N., Regina
Manitoba
1225 St. Mary’s Rd., Winnipeg
181 Freeman Cres., Winnipeg
30 B Shifton Rd., Winnipeg
Ontario
181 Sandwich St. S., Amherstburg
131 Catherine St., Arthur
127 Hastings St. N., Bancroft
165 Wellington St. W., Barrie
319 Blake St., Barrie
60 Highway, Barrys Bay
345 Notre Dame St., Belle River
286 Chatham St. N, Blenheim
305 Barrie St., Bradford
2800 Dixie Rd., Brampton
345 Main St. N., Brampton
700 Balmoral Dr., Brampton
7490 Hurontario St., Brampton
85 Steeles Ave. W., Brampton
2400 Guelph Line, Burlington
571 Brant St., Burlington
165 Fisher Mills Rd., Cambridge
835 Queen St., Chatham
490 White St., Cobourg
3191 Rutherford Rd., Concord
9070 Jane St., Concord
1 Water St., Cornwall
165 Bunker Ave., Corunna
83 Underhill Rd., Don Mills
210 Industrial St., Embrun
150 Berry Rd., Etobicoke
1135 Thompson Rd., Fort Erie
171 Guelph St., Georgetown

(1)	Status changed from staffed Pavilion to unstaffed Banking Centre.

(2)	Status changed from unstaffed Banking Centre to ABM only site.
In every decision to close a branch, CIBC carefully considers the interests of the community, our clients and employees. This includes:
•	Informing the community at large, including clients, employees, community leaders, politicians and government officials, of the decision to close the branch. Notice is given and CIBC holds a community meeting to discuss the decision and to hear suggestions for helping the community to adjust.

•	Assisting affected individual clients and groups, identifying their needs and the most appropriate branch in the market to serve them.

144	CIBC Annual Accountability Report 2006

Public Accountability Statement
290 First St. N., Gravenhurst
361 South Service Rd., Grimsby
770 Upper James St., Hamilton
5200 Highway 69 N., Hanmer
832 — 10th Street, Hanover
273 King St. W., Ingersoll
1030 Coverdale Dr., Kingston
256 Bagot St., Kingston
459 Taylor-Kidd Blvd., Kingston
600 Bagot St., Kingston
700 Strasburg Rd., Kitchener
759 Ottawa St., Kitchener
65 Regional Road 24, Lively
1205 Oxford St. W., London
1275 Highbury Ave., London
179 Wortley Rd., London
234 Oxford St., London
355 Wellington St., London
599 Fanshawe Rd. W., London
7 Baseline Rd. E., London
960 Hamilton Rd., London
1160 Beaverwood Rd., Manotick
5315 Major Mackenzie Rd., Markham
Highway 26 South, Meaford
277 King St., Midland
1250 South Service Rd., Mississauga
2150 Burnhamthorpe Rd., Mississauga
925 Rathburn Rd. E., Mississauga
5 Main St., Morrisburg
200 Grant Carman Dr., Nepean
3777 Strandheard Rd., Nepean
6460 Lundy’s Lane, Niagara Falls
459 Mississauga St., Niagara On The Lake
235 Lakeshore Dr., North Bay
975 McKeown Ave., North Bay
1641 Jane St., North York
270 Wilson Ave., North York
125 Cross Ave., Oakville
1371 Wilson Rd. N., Oshawa
151 Bloor St. E., Oshawa
2 Simcoe St. S., Oshawa
2148 Carling Ave., Ottawa
2217 Riverside Dr. E., Ottawa
2681 Alta Vista Dr., Ottawa
596 Montreal Rd., Ottawa
760 Eagleson Rd., Ottawa
829 Carling Ave., Ottawa
1866 Lansdowne St. W., Peterborough
230 George St. N., Peterborough
4136 Petrolia St., Petrolia
13311 Loyalist Pkwy., Picton
287 West Side Rd., Port Colborne
53 West Side Rd., Port Colborne
20 Jocelyn Rd., Port Hope
150 Prescott Centre Dr., Prescott
789 Indian Rd., Sarnia
81 Ube Dr., Sarnia
889 Exmouth St., Sarnia
123 Guildwood Pkwy., Scarborough
1455 McCowan Rd., Scarborough
1880 Eglinton Ave. E., Scarborough
2430 Eglinton Ave. E., Scarborough
2742 Eglinton Ave. E., Scarborough
4473 Kingston Rd., Scarborough
51 Tapscott Rd., Scarborough
101 Second Line, Shelburne
581 Lake Ave., St. Catharines
6250 Hazeldean Rd., Stittsville
5710 Main St. W., Stouffville
1150 Victoria Park Ave., Toronto
1450 Lawrence Ave. E., Toronto
1500 Bayview Ave., Toronto
1951 Eglinton Ave. W., Toronto
243 Alberta Ave., Toronto
2549 Weston Rd., Toronto
269 Coxwell Ave., Toronto
3259 Bayview Ave., Toronto
372 Pacific Ave., Toronto
449 Carlaw Ave., Toronto
449 Parliament St., Toronto
985 Woodbine Ave., Toronto
8727 Dufferin St., Vaughan
1054 Centre St., Vaughan
1200 Yonge St., Walkerton
2 Warwick Dr., Wallaceburg
802 Dufferin Ave., Wallaceburg
245 Weber St. N., Waterloo
75 King St. S., Waterloo
935 Niagara St., Welland
3139 Forest Glade Dr., Windsor
4340 Walker Rd., Windsor
6800 Tecumseh Rd. E., Windsor
Quebec
3725, boul. Saint-Charles, Kirkland
1720, boul. Jacques-Cartier E., Longueuil
1, rue Grand Bernier, St-Jean
1317, 3ième Avenue, Val d’Or
New Brunswick
2 Johnson St., Chatham
577 Victoria St., Edmunston
454 Main St., Hampton
75 Main St., Sackville
307 Main St., Shediac
138 Main St., Sussex
Nova Scotia
3695 Highway 3, Barrington Passage
340 Dufferin St., Bridgewater
920 Cole Harbour Rd., Dartmouth
18 Parkland Dr., Halifax
7071 Bayers Rd., Halifax
451 Main St., Kentville
11 Cole Dr., Windsor
Prince Edward Island
670 University Ave., Charlottetown
509 Main St., Montague
Newfoundland and Labrador
Main Highway, Bay Roberts
120 Columbus Dr., Carbonear
17 Cromer Ave., Grand Falls-Windsor
380 Newfoundland Dr., St. John’s
39 Rowan Ave., St. John’s
55 Elizabeth Ave. E., St. John’s
ABM REMOVALS — 2006
British Columbia
4692 Imperial St., Burnaby
7009 Hastings St., Burnaby
299 Yellowhead Hwy., Burns Lake
22298 Dewdney Trunk Rd., Maple Ridge
243 Carson Ave., Quesnel
8111 Ackroyd Rd., Richmond
9020 Capstan Way, Richmond
5th & Brightwell, Stewart
902 Park Royal South, West Vancouver
Alberta
9947 Fairmount Dr. SE, Calgary
8535 — 83rd St. NW, Edmonton
10970 — 142nd St., Edmonton
4801 — 50th St., Mayerthorpe
4900 Molly Bannister Dr., Red Deer
4902 — 50th St., Red Deer
Saskatchewan
2829 — 2nd Ave. W., Prince Albert
322 McCarthy Blvd., N., Regina
Ontario
8006 Wellington Rd., Arthur
565 Yonge St., Barrie
5001 Green Lane Rd., Beamsville
22 Bridge St., Bradford
1235 Williams Pkwy., Brampton
499 Main St. S., Brampton
499 Ray Lawson Blvd., Brampton
562 Richmond St., Chatham
250 The East Mall, Etobicoke
300 Guelph St., Georgetown
62 Main St. E., Grimsby
500 Willow Rd., Guelph
715 Wellington St., Guelph
1280 Main St. W., Hamilton
1489 Highway 6, Hamilton
2200 Rymal Rd., Hamilton
651 Queenston Rd., Hamilton
862 Mohawk Rd. E., Hamilton
927 Rymal Rd. E., Hamilton
7548 Trafalgar Rd., Hornby
700 Eagleson Rd., Kanata
600 Doon Village Rd., Kitchener
1127 Richmond St., London
1201 Oxford St. W., London
166 Dundas St., London
769 Southdale Rd. E., London
771 Southdale Rd. E., London
956 Dundas St., London
301 Burnhamthorpe Rd., Mississauga
939 Lawrence Ave. E., North York
173 Lakeshore Ave. W., Oakville
1598 — 16th St. E., Owen Sound
99 King Edward St., Paris
1501 Regional Road 24, Pelham
336 Lansdowne St. E., Peterborough
287 West Side Rd., Port Colborne
1100 Murphy Rd., Sarnia
325 Indian Rd. N., Sarnia
51 Tapscott Rd., Scarborough
383 Ontario St., St. Catharines
178 Brant Rd., St. George
114 Confederation Dr., St. Thomas
333 Highway 20 South, Stoney Creek
62 Huron St., Stratford
463 Falconbridge Rd., Sudbury

CIBC Annual Accountability Report 2006	145

Public Accountability Statement
13366 County Road 42, Tecumseh
930 Fort William Rd., Thunder Bay
115 Simcoe St., Tillsonburg
55 Queen St. S., Tiverton
1094 Victoria Park Rd., Toronto
1269 College St., Toronto
1313 King St. W., Toronto
1530 Albion Rd., Toronto
1560 Bayview Ave., Toronto
1591 Wilson Ave., Toronto
200 Elizabeth St., Toronto
2317 St. Clair Ave. W. Toronto
499 St. Clair Ave. W., Toronto
595 Bay St., Toronto
610 University Ave., Toronto
900 Dufferin St., Toronto
201 Albert St., Victoria Harbour
3145 Forest Glade Dr., Windsor
4742 Tecumseh Rd. E., Windsor
7656 Tecumseh Rd. E., Windsor
Quebec
400, de la Seigneurie, Blainville
855, Grand Allée, Boisbriand
2510, boul. Lapinière, Brossard
5765, boul. Taschereau, Brossard
6025, boul. Marie-Victorin, Brossard
3335, boul. des Sources, Dollard-Des-Ormeaux
4032, boul. St-Jean, Dollard-Des-Ormeaux
700, Montée Dalemont, Gatineau
190, St. Rédempteur, Hull
7888, boul. Newman, Lasalle
305, boul. de la Concorde, Laval
3520, boul. Le Corbusier, Laval
406, boul. Cartier O., Laval
6400, boul. des Laurentides, Laval
1375, boul. Roland-Therrien, Longueuil
5355, rue Papineau, Montréal
10288, rue Papineau, Montréal
10937, rue Notre-Dame E., Montréal
180, boul. Crémazie O., Montréal
4680, Avenue du Parc, Montréal
5110, rue St-Denis, Montréal
5620, Côte St-Luc, Montréal
6905, rue Sherbrooke O., Montréal
8015, boul. Henri Bourassa, Montréal
8265, rue Hochelega, Montréal
9090, rue St-Hubert, Montréal
915, rue Ontario E., Montréal
1090, boul. Iberville, Repentigny
264, rue Larivière, Rouyn-Noranda
295, boul. Simard, Saint-Lambert
46, rue St-Pierre, St-Constant
1757, Route 117, St-Jovite
2663, Montée St-Charles, St-Lazare
530, boul. du Pont, St-Nicolas
5787, Route 117, Ste-Agathe
8380, boul. Langelier, St-Léonard
3150, boul St-Jean, Trois-Rivières Ouest
360, boul. Wilfrid-Hamel, Vanier
1170, av. de l’Église, Verdun
New Brunswick
157 Champlain St., Dieppe
566 Paul St., Dieppe
131 Dundonald St., Fredericton
623 Union St., Fredericton
270 Coverdale Rd., Riverview
2995 Fredericton Rd., Salisbury
312 Main St., Sussex
Nova Scotia
30 Main St., Bible Hill
638 Highway 2, Brookfield
220 Victoria Rd., Dartmouth
581 Portland St., Dartmouth
300 South St., Glace Bay
278 Lacewood Dr., Halifax
280 Lacewood Dr., Halifax
7071 Bayers Rd., Halifax
11 Park St., Kentville
553 Central Ave., Kingston
Reeves St., Port Hawkesbury
2283 Highway 4, Reserve Mine
578 Sackville Dr., Sackville
817 Sackville Dr., Sackville
1482 George St., Sydney
1830 St. Margarets Bay Rd., Timberlea
141 Willow St., Truro
Prince Edward Island
156 St. Peters Rd., Sherwood
141 Water St., Summerside
Newfoundland and Labrador
265 Conception Bay Hwy., Conception Bay South
41 Union St., Grand Falls-Windsor
14 Commonwealth Ave., Mount Pearl
36 Blackmarsh Rd., St. John’s
42 Elizabeth Ave., St. John’s
52 Kenmount Rd., St. John’s

146	CIBC Annual Accountability Report 2006

Public Accountability Statement
Our Clients — Debt Financing to Firms in Canada
CIBC AND ITS LISTED AFFILIATES DEBT FINANCING TO FIRMS IN CANADA

As at October 31, 2006
For authorization levels of $0 — $24,999

($ thousands, except
for Client numbers)	Authorizations	Outstandings	Clients

British Columbia	$100,575	$42,137	13,846
Alberta	81,119	36,370	10,219
Saskatchewan	26,424	14,920	2,936
Manitoba	18,969	9,758	2,229
Ontario	364,560	152,978	47,033
Quebec	70,423	33,141	8,713
New Brunswick	9,080	4,620	1,022
Nova Scotia	15,633	7,627	2,016
Prince Edward Island	4,155	2,142	469
Newfoundland and Labrador	8,548	4,321	993
Northwest Territories, Nunavut and Yukon*	3,990	1,821	605

Total	$703,476	$309,835	90,081

For authorization levels of $25,000 — $99,999

($ thousands, except
for Client numbers)	Authorizations	Outstandings	Clients

British Columbia	$426,529	$219,748	8,298
Alberta	352,348	180,358	6,920
Saskatchewan	154,689	91,011	2,995
Manitoba	98,295	57,573	1,913
Ontario	1,626,703	916,837	31,088
Quebec	318,346	171,402	6,144
New Brunswick	43,589	24,751	864
Nova Scotia	81,109	46,915	1,572
Prince Edward Island	23,971	14,203	444
Newfoundland and Labrador	45,763	26,226	905
Northwest Territories, Nunavut and Yukon*	16,079	7,561	307

Total	$3,187,421	$1,756,585	61,450

For authorization levels of $100,000 — $249,999

($ thousands, except
for Client numbers)	Authorizations	Outstandings	Clients

British Columbia	$354,963	$166,732	2,631
Alberta	333,639	164,093	2,372
Saskatchewan	111,577	57,323	814
Manitoba	100,821	49,224	723
Ontario	1,262,947	622,272	9,601
Quebec	277,813	142,765	1,936
New Brunswick	28,768	15,737	196
Nova Scotia	55,484	29,485	362
Prince Edward Island	18,796	8,994	131
Newfoundland and Labrador	29,572	15,695	211
Northwest Territories, Nunavut and Yukon*	14,852	8,444	97

Total	$2,589,232	$1,280,764	19,074

For authorization levels of $250,000 — $499,999

($ thousands, except
for Client numbers)	Authorizations	Outstandings	Clients

British Columbia	$309,470	$191,167	725
Alberta	341,074	186,069	917
Saskatchewan	85,418	52,115	242
Manitoba	87,044	44,686	241
Ontario	815,916	497,700	1,868
Quebec	263,675	160,968	652
New Brunswick	26,126	18,558	57
Nova Scotia	53,930	32,768	120
Prince Edward Island	15,728	9,078	41
Newfoundland and Labrador	18,516	10,716	46
Northwest Territories, Nunavut and Yukon*	16,672	10,289	37

Total	$2,033,569	$1,214,114	4,946

For authorization levels of $500,000 — $999,999

($ thousands, except
for Client numbers)	Authorizations	Outstandings	Clients

British Columbia	$403,511	$275,934	440
Alberta	413,747	241,849	526
Saskatchewan	78,326	46,600	107
Manitoba	149,982	85,700	191
Ontario	1,230,054	828,199	1,233
Quebec	331,770	217,878	367
New Brunswick	34,219	24,401	36
Nova Scotia	81,370	52,234	84
Prince Edward Island	20,467	11,599	31
Newfoundland and Labrador	27,008	14,156	32
Northwest Territories, Nunavut and Yukon*	32,086	18,221	39

Total	$2,802,540	$1,816,771	3,086

For authorization levels of $1,000,000 — $4,999,999

($ thousands, except
for Client numbers)	Authorizations	Outstandings	Clients

British Columbia	$1,456,784	$1,029,905	483
Alberta	1,373,583	856,544	537
Saskatchewan	222,388	122,092	104
Manitoba	522,524	333,183	191
Ontario	4,732,119	3,372,489	1,332
Quebec	1,098,571	772,765	350
New Brunswick	110,179	89,978	32
Nova Scotia	243,918	169,147	75
Prince Edward Island	91,021	70,927	44
Newfoundland and Labrador	56,702	36,310	25
Northwest Territories, Nunavut and Yukon*	71,524	44,833	24

Total	$9,979,313	$6,898,173	3,197

*	Data for Northwest Territories, Nunavut and Yukon has been consolidated to protect privacy of individual borrowers who might otherwise be identifiable.

CIBC Annual Accountability Report 2006	147

Public Accountability Statement
For authorization levels of $5,000,000 and over

($ thousands, except
for Client numbers)	Authorizations	Outstandings	Clients

British Columbia	$4,711,870	$1,795,782	192
Alberta	14,479,939	5,179,397	230
Saskatchewan	782,468	156,980	19
Manitoba	1,960,354	608,309	42
Ontario	35,803,398	8,713,841	696
Quebec	6,652,696	1,949,955	178
New Brunswick	1,046,588	324,254	14
Nova Scotia	916,718	484,937	32
Prince Edward Island	70,568	23,277	5
Newfoundland and Labrador	321,598	112,974	12
Northwest Territories, Nunavut and Yukon*	74,360	18,465	4

Total	$66,820,557	$19,368,171	1,424

For all authorization bands

($ thousands, except
for Client numbers)	Authorizations	Outstandings	Clients

British Columbia	$7,763,702	$3,721,405	26,615
Alberta	17,375,449	6,844,680	21,721
Saskatchewan	1,461,290	541,041	7,217
Manitoba	2,937,989	1,188,433	5,530
Ontario	45,835,697	15,104,316	92,851
Quebec	9,013,294	3,448,874	18,340
New Brunswick	1,298,549	502,299	2,221
Nova Scotia	1,448,162	823,113	4,261
Prince Edward Island	244,706	140,220	1,165
Newfoundland and Labrador	507,707	220,398	2,224
Northwest Territories, Nunavut and Yukon*	229,563	109,634	1,113

Total	$88,116,108	$32,644,413	183,258

*	Data for Northwest Territories, Nunavut and Yukon has been consolidated to protect privacy of individual borrowers who might otherwise be identifiable.
Employment in Canada
CIBC is one of Canada’s largest employers. In 2006, CIBC and its listed affiliates had approximately 38,500 full-time and part-time employees nationwide. The CIBC group of companies paid almost $2.4 billion in base salaries and benefits to our Canadian workforce in 2006. In addition, we indirectly supported thousands of other jobs in many sectors, from janitorial services to high-tech consultants, through the money invested in outside goods and services. The total for 2006 was $2.1 billion worldwide, with $1.7 billion spent in Canada.
Full-time and part-time employees
As at October 31, 2006
CIBC and its listed affiliates

Province or territory	Full-time employees	Part-time employees

British Columbia	3,264	929
Alberta	2,068	658
Saskatchewan	703	281
Manitoba	582	251
Ontario	21,369	2,821
Quebec	2,800	676
New Brunswick	550	112
Nova Scotia	829	153
Prince Edward Island	78	33
Newfoundland and Labrador	189	67
Northwest Territories	62	6
Nunavut	10	0
Yukon	36	7

Total	32,540	5,994

Taxes in Canada
In 2006, the CIBC group of companies’ tax expense to all levels of government in Canada was $1.2 billion. This total consisted of $666 million in income taxes, $129 million in capital taxes and $388 million in payroll taxes (employer portion), business taxes, property taxes, GST and provincial sales taxes.
Taxes — 2006
CIBC group of companies

$ thousands	Income taxes	Capital taxes

Federal government	$437,431	$—
Provincial and territorial governments
British Columbia	22,911	19,861
Alberta	17,405	0
Saskatchewan	3,011	6,803
Manitoba	3,610	5,968
Ontario	156,590	74,337
Quebec	18,156	13,943
New Brunswick	1,234	1,142
Nova Scotia	3,517	4,796
Prince Edward Island	371	565
Newfoundland and Labrador	1,036	1,628
Northwest Territories	427	0
Nunavut	21	0
Yukon	89	0

Total	$665,809	$129,043

148	CIBC Annual Accountability Report 2006

Public Accountability Statement
Community Contributions
EXAMPLES OF ORGANIZATIONS SUPPORTED BY CIBC:
British Columbia
2006 Northern BC Winter Games
Abbotsford Community Services
Abreast in the Rockies
Anarchist Mountain Firefighters Society
Association of Neighbourhood Houses of Greater Vancouver
BC Children’s Hospital Foundation
BC Cancer Foundation
BC Crime Prevention Association
BC Lions Society for Children with Disabilities
BC Special Olympics Society
BC Summer Games
BCIT Foundation
Boundary Horse Association
Brain Tumour Foundation of Canada
Bulkley Valley Historical and Museum Society
Canadian Breast Cancer Foundation – BC & Yukon Chapter
Canadian Cancer Society
Canadian Coast Guard Auxiliary Unit # 27
Canadian Red Cross
Canuck Place Children’s Hospice Foundation
Cariboo Memorial Hospital
Castlegar & District Hospital Auxiliary Society
The Centre for Child Development
Children’s Arts Umbrella
Cops for Kids Charitable Foundation
Covenant House – Vancouver
Creative Peace Network
Fort Nelson Hospital Foundation
Fort St. John Community Arts Council
Fraser Burrard Community Justice Society
Gibson and District Library Foundation
Golden & District Search & Rescue Association
Greater Vancouver Crime Stoppers Association
Greater Victoria Hospitals Foundation
Greater Victoria Youth Orchestra
Green Thumb Theatre Company
Hope Artist Guild
Immigrant and Multicultural Services Society of Prince George
Jewish Community Centre of Greater Vancouver
Junior Achievement of British Columbia
Just Singin’ Round Foundation
“K” Mountain Music Invitational Society
Kaiser Foundation
Kamloops Community YMCA – YWCA
Kelowna General Hospital
Kitimat Emergency Services
Lake Country Senior Housing Society
The Land Conservancy of BC
Langley Hospital Foundation
Leadership Vancouver
Lester B. Pearson College of the Pacific
Mission Association for Community Living
Mission Association for Seniors’ Housing
MS Society of Canada – Central Island Chapter
Nanaimo & District Hospital Foundation
Nechako View Senior Citizen’s Home Society
Nelson & District Museum
Nelson Search & Rescue Society
Peace Arch Community Services
Pender Harbour & District Health Centre
Powell River Academy of Music
Richmond Hospital Foundation
Rick Hansen Man in Motion Foundation
Royal British Columbia Museum
Royal Inland Hospital Foundation
Salmon Arm Museum & Heritage Association
Salvation Army – BC South Division
Silver Lake Forest Education Society
Simon Fraser University
Smithers Community Services
St. Paul’s Hospital Foundation
Take a Hike Youth at Risk Foundation
Trails Society of BC
Ucluelet Edge to Edge Marathon
United Way agencies
University of British Columbia
University of Victoria
Valemount Fire Department
Vancouver Giants ‘Read to Succeed’
Vancouver Opera
Vancouver Sun ‘Raise-A-Reader’
Victoria Habitat for Humanity Society
YMCA of Greater Vancouver
YMCA-YWCA of Victoria
You Are Not Alone
YVR Art Foundation
YWCA of Vancouver
Alberta
#15 Royal Canadian Air Cadets
Alberta Adolescent Recovery Centre
Alberta Cancer Foundation
Alberta Children’s Hospital Foundation
Alberta Easter Seals March of Dimes
Alberta Ecotrust Foundation
Alberta Shock Trauma Air Rescue Society
Alberta Sports & Recreation for the Blind
Alberta Theatre Projects
Alberta Youth Entrepreneurship Camp
Beaverlodge Lions Club
Between Friends Club
Big Brothers & Big Sisters of Calgary and Area
Boys and Girls Clubs of Calgary
Calgary Drop-In Centre
Calgary Urban Project Society
Calgary Women’s Emergency Shelter
Calgary YMCA
Cantare Children’s Choir
Centre for Family Literacy
Cerebral Palsy Association in Alberta
Child Friendly Calgary
Children’s Cottage – Calgary
CIBC Read to Succeed – Medicine Hat
City of Lloydminster – Lloydminster Multiplex
City of St. Albert Multi-Purpose Leisure Centre
Cold Lake AG Society
Crossfield History Committee
Edmonton Financial Literacy Society
Edmonton Symphony Orchestra
Father Lacombe Care Centre
Fort Saskatchewan Boys & Girls Club
Galileo Educational Network
Galt Museum
Growing Alberta
Habitat for Humanity
High River Rotary Club
The Impact Society for Children
Inglewood Festival
Janus Academy Centre For Autism
Jasper Minor Sports
Junior Achievement of Southern Alberta
Junior Achievement of Northern Alberta and the Northwest Territories
Kerby Assembly
Keyano College Foundation
Kids Cancer Care Foundation of Alberta
Kids Help Phone Alberta Division
Kids Kottage Foundation
Kids Up Front Foundation of Alberta
Kidsport Delia
Kidsport Parkland
Kindersley Public Access Defibrillation Project
Kitscoty & District Community Hall
Lacombe Regional Centennial Centre Project
Lads Club
Lake Bonavista Breakers Soccer
The Lamont & District Agricultural Society
Leduc & District Food Bank
Lethbridge Curling Club
Lethbridge Senior Citizens Organization
Lethbridge Symphony
Manville and District Agricultural Society
Mill Woods President’s Council
Milo Municipal Library
Nanton Agricultural Society
National Philanthropy Day – Edmonton
NeighbourLink Parkland
Northern Alberta Brain Injury Society
Okotoks Rodeo
Olds Agricultural Society
The Owen Hart Foundation
Peace River Anti-Bullying Committee
Pink Ribbon Run
Ponoka Stampede and Exhibition
Pro Coro Society
Queen Elizabeth Hospital Foundation
The Rainbow Youth Centre
Red Deer Hospice Society
Renfrew Educational Services
The Rocky Mountain House Agricultural Society
Rockyford Community Centre
Ronald McDonald House – Calgary
Rotary Club of Banff
Rotary Club of Rocky Mountain House
Royal Canadian Legion Branch # 169
Safe Haven Project for Community Living
Scouts Canada
Sherwood Park Optimist Club
Sid Hartung Memorial Rodeo
Society for Treatment of Autism
Southern Alberta Institute of Technology
Spruce Grove and District Agricultural Society
St. Isidore Winter Carnival
St. Paul Athletic Park
Stollery Children’s Hospital Foundation

CIBC Annual Accountability Report 2006	149

Public Accountability Statement
Strathmore & District Agricultural Society
Taber and District Family Crisis Intervention Society
Taber Food Bank
Town of Crossfield Community Arena
The Town of Fort Macleod Santa Clause Parade
Town of St. Paul Skateboard Park
Town of Sylvan Lake Arena
Treaty Seven Economic Development Corporation
United Way agencies
University Hospital Foundation – Alberta Heart Institute
University of Alberta
Vermilion and District Community Centre
Vermilion Dance Association
Wetaskiwin Centennial Celebration
Women Building Futures
Women in a Home Office
Yarn Burners
YMCA – Edmonton
Youth Emergency Shelter Society
Youville Women’s Residence
YWCA of Banff
YWCA – Edmonton
Zebra Child Protection Society
Saskatchewan
The Arts Stabilization Fund Saskatchewan
Battlefords Union Hospital Foundation
Big Brothers & Big Sisters Association of Weyburn
Big Brothers Big Sisters of Lloydminster
Blaine Lake Communities in Bloom
Canadian Cancer Society– Saskatchewan Division
Canadian Food Grains Bank
Canadian Red Cross Hear the Children Peace Day
Canadian Western Agribition
Canora Agricultural Society
Canwood 4-H Club
Canwood Memorial Skating Rink
Carlyle Lions Club
Children’s Health Foundation of Saskatchewan
CIBC Read to Succeed – Moose Jaw
CIBC Read to Succeed – Saskatoon
City of Lloydminster – Lloydminster Multiplex
City of Prince Albert Skateboard Park
City of Prince Albert Communiplex
City of Saskatoon Centennial Celebration
Cypress Cyclones
Debden and District Personal Care Home
Estevan Luscar Midget “A” Bruins
Eston Rodeo
First Nations University of Canada
Hafford & District Rodeo
Hafford Special Care Centre
Hollandia Fury
Hospitals of Regina Foundation
Jubilee Residences Foundation
Junior Achievement of Northern Saskatchewan
Kindersley Jr. Klippers Booster Club
Kinettes
King George Recreation Centre
Kinsmen Foundation
Knights of Columbus
Kronau and District Emergency Responders
Longcreek Rodeo Association
Lonsdale Boxing Club
Lucky Lake Community Centre
Mankota Community Centre
Mankota Rodeo Club
Maple Creek Beef Breeders
Maple Creek Pee Wee Hawks
Meadow Lake Music Festival
Metis Nation Local Cultural Rodeo & Festival
Moose Jaw Novice B Hurricanes Hockey
Naicam Curling Club
North Saskatoon Business Association
Nutana Curling Club
Order of the Royal Purple Lodge # 201
Osteoporosis Canada – Saskatoon Chapter
Prairies to Pines Awasisak Festival
Quota International of Weyburn
Radville Recreation Centre
The Rainbow Youth Centre
Redvers Soccer Club
Regina and District Food Bank
Regina Palliative Care
Regina Touch Football
Rouleau Rink Revitalization Committee
Royal University Hospital Foundation
Sakicawasihk Pow Wow 2006
Salvation Army Christmas Appeal
Saskatchewan Association for Community Living – Kids on the Block
Saskatchewan Hustlin Huskies
Saskatoon City Hospital Foundation
Saskatoon Habitat for Humanity
Saskatoon Prairieland Park Corporation
Saskatoon Youth Ten-Pin Bowling Association
Saskatoon’s Soccer Park
Shakespeare on the Saskatchewan
Shaunavon Karate Klub
Shaunavon Minor Hockey
South East Regional Health Authority
Southeast College Education Foundation
Street Culture Kidz Project
Sun Country Regional Health Authority
Swift Current Judo Club
Team Sask
Town of Leader Arena
Town of Martensville Centennial Community Centre
Town of Stoughton Curling Rink
United Way agencies
University of Saskatchewan
Weyburn Agricultural Society
Yorkton Exhibition
YWCA of Regina
YWCA of Saskatoon
Manitoba
407 Queen’s Own Cameron Army Cadet Corps
A.N.A.F. Veterans in Canada, Unit 303
Agriculture in the Classroom – Manitoba
Angel Hair for Kids
Arborg and District Seniors Resource Council
Arborg-Bifrost Parks and Recreation Commission
Blanketing Manitoba
Brandon Christmas Cheer Registry
Brandon Family YMCA
Brandon University
CancerCare Manitoba
Chaika Dance Club
Child Find Manitoba
Children’s Hospital Foundation of Manitoba
Children’s Wish Foundation of Canada
CIBC Read to Succeed – Brandon
Dalnavert Museum
Dauphin Agricultural Society
Dauphin Joint Recreation Commission
Dominion City Community Hall
Duke of Edinburgh’s Award – Winnipeg
Fisherton Horse Club
Flin Flon Trout Festival
Fort Whyte Centre
Gilbert Plains / Grandview Agricultural Society
Gilbert Plains Homecoming
Gilbert Plains Veselka Dancers
Grace Hospital Foundation
Happy Gardener’s Club
Holland Agricultural Society
Horace Patterson Foundation
Icelandic Festival of Manitoba
Interlake Adult Literacy Association
Interlake Regional Health Authority
Junior Achievement of Manitoba
Lundar Museum Society
Manitoba Children’s Museum
Manitoba Chamber Orchestra
Manitoba Farmers with Disabilities
Manitoba Special Olympics
Manitoba Theatre Centre
Morden Corn & Apple Festival
Mount Carmel Clinic
National Philanthropy Day – Winnipeg
Neepawa Lily Festival
Neepawa Natives Booster Club
Neepawa Theatre Centre
New Iceland Heritage Museum
Northern Manitoba Trapper’s Festival
Oakville Skating Club
Partners in The Park
Pembina Valley 4-H Club
Phoenix Productions Theatre
Portage la Prairie Regional Library
Portage Learning and Literacy Centre
Provincial Exhibition of Manitoba
Red River Community Centre
Rehabilitation Centre for Children – Winnipeg
Royal Winnipeg Ballet
St. Amant Centre
Seven Oaks General Hospital Foundation
Sir John Franklin Community Centre
Spina Bifida and Hydrocephalus Association of Canada
Springstein Community Club
Stonewall Quarry Days
The Stonewall-Rockwood Fire Department
Stroke Recovery Association of Manitoba
Take Pride Winnipeg
Tiger Hills Arts Association
United Way agencies
University of Winnipeg
Valley Gardens Community Centre
West St. Paul Canada Day Committee
Westman Dreams for Kids Foundation
Winnipeg Symphony Orchestra
YMCA-YWCA of Winnipeg

150	CIBC Annual Accountability Report 2006

Public Accountability Statement
Ontario
519 Church Street Community Centre
Art Gallery of Hamilton
The Anishinabek Nation 7th Generation Charities
Baycrest Centre Foundation
Bayfield Community Group
Big Brothers Big Sisters of Canada agencies
The Bonnecher River Watershed Project
Boundless Adventures Association
Boys and Girls Clubs
Brain Tumour Foundation of Canada
Breakfast for Learning – Canadian Living Foundation
Cabbagetown Youth Centre
Caledon Meals on Wheels
Camp Jumoke
Camp Trillium
Canadian 4-H Council
Canadian Abilities Foundation
Canadian Association of Independent Living Centres
Canadian Cancer Society
Canadian Council of the Blind
Canadian Diabetes Association
Canadian Foundation for Physically Disabled Persons
Canadian Mental Health Association
Canadian Museum of Nature
Canadian National Institute for the Blind
Canadian Psychiatric Research Foundation
Canadian Stage Company
Canadore College
Candlelighters Childhood Cancer Foundation Canada
Carleton Place & District Memorial Hospital Foundation
The Carpenter Hospice
Casey House Foundation
Centenary Health Centre Foundation
Centennial College
Centennial Infant and Child Centre Foundation
Centre for Addiction and Mental Health Foundation
Child & Youth Friendly Ottawa
Children’s Aid Society of Owen Sound and the County of Grey
Children’s Aid Foundation
Children’s Hospital of Eastern Ontario Foundation
Children’s Hospital of Western Ontario
Chinese Cultural Centre of Greater Toronto
Christie Ossington Neighbourhood Centre
City of Orillia Community Centre
City of St. Catharines Sportsplex
Community Association for Riding for the Disabled
Community Care – St. Catharines & Thorold
Community Care Haliburton
Community Living Guelph Wellington
Community Living London
Community Resource Centre of North & Centre Wellington
The Company Theatre
Concours de Labour du Temiskaming Plowing Match
Covenant House – Toronto
Creative Trust
Credit Valley Hospital Foundation
Daily Bread Food Bank
Diabetes Hope Foundation
Dorothy Ley Hospice
Downtown Parry Sound Business Association
Dryden Area Health Services Foundation
Durham Activity Centre
Durham Children’s Aid Foundation
Durham Outlook for the Needy
The Easter Seal Society of Ontario
Epilepsy London & Area
Erinoak
Esprit Orchestra
Essex Region Conservation Authority
Essex Youth Centre
Ethno-Racial People with Disabilities
Eva’s Initiatives for Homeless Youth
Evergreen Foundation
Fanshawe College
Fife House Foundation
Foundation For Early Years Education & Development
Framework Foundation
Fred Victor Centre
Friends of Fleming College Foundation
Friuli Long Term Care
Frontier College
Frontiers Foundation
Galloway Friends
Gems of Hope
Geneva Centre for Autism
George R. Gardiner Museum of Ceramic Art
Giant Steps Toronto/York Region
Gilda’s Club Greater Toronto
Girl Guides of Canada
Greater Niagara General Hospital Foundation
Grey Bruce Regional Health Centre Foundation
Hamilton Health Sciences Foundation
Harmony Education Foundation
The Floyd Honey Foundation
The Glebe Centre
Halton Child and Youth Services
Halton Women’s Place
Hincks-Dellcrest Centre Foundation
Hearing Foundation of Canada
Heart & Stroke Foundation of Ontario
Heart Niagara
Hellenic Home for the Aged
Homes First Foundation
Horizons for Youth
Hospice Niagara
Hospice of London
Hospice of Windsor & Essex County
Hospice Thornhill
Hospice Toronto
Hospital for Sick Children
Humber River Regional Hospital
Humewood House Association
Huron County Child Abuse Prevention Committee
Huronia Hospitals Foundation
Ignace White Otter Days
Indian Art-I-Crafts of Ontario – Canadian Aboriginal Festival
Inside Out
Integra Foundation
Invest in Kids Foundation
Jean Tweed Centre
John P. Robarts Research Institute
Junior Achievement
JVS Toronto
kids.now
KidsAbility Foundation
King-Bay Chaplaincy
Kingston General Hospital Foundation
Kitchener-Waterloo Sertoma Club
Knollcrest Lodge
L’Arche Toronto
Leadership Waterloo Region
Learning Disabilities Association of Ontario
The Leukemia & Lymphoma Society of Canada
Lieutenant Governor’s Aboriginal Literacy Program
LOFT Community Services
London Health Sciences Foundation
London International Children’s Festival
Lucknow Agricultural Society
The Lung Association
Macaulay Child Development Centre
McMaster University
McMichael Canadian Art Collection
Merrymount Children’s Centre
Mississauga Living Arts Centre
Mon Sheong Foundation
Montfort Hospital Foundation
Mood Disorders Association of Ontario
Mount Sinai Hospital Foundation
Municipality of North Grenville Community Complex
National Service Dogs Training Centre
New Haven Learning Centre
Niagara Entrepreneur of the Year Awards
Niagara Peninsula Children’s Centre
Norfolk Cancer Support and Resource Centre
Norfolk County Agricultural Society
North Bay General Hospital Foundation
North York General Hospital
North York Harvest Food Bank
Northern Cancer Research Foundation
Northern Diabetes Health Network
Northern Ontario Business Awards
Northumberland County Community Care
Northumberland Hills Hospital Foundation
Nottawasaga Foundation
Oakville Children’s Choir
Oakville Hospital Foundation
Oakville Waterfront Festival
Ontario Agri-Food Education Inc.
Ontario Association of the Deaf
Ontario Foundation for Visually Impaired Children
Ontario Science Centre
Ontario Special Olympics
Ottawa Food Bank
Ottawa Hospital Foundation
Ottawa Symphony Orchestra
Pancreatic Cancer Foundation
Pathways For Children And Youth
Pediatric Oncology Group of Ontario
Peel Children’s Centre
Pembroke Regional Hospital Foundation
Peter Naccarato Memorial Foundation
Philip Aziz Centre
Poultry Fest Niagara
Pride Toronto
Prime Mentors of Canada
Prostate Cancer Research Foundation of Canada

CIBC Annual Accountability Report 2006	151

Public Accountability Statement
Queen’s University
Queensway-Carleton Hospital Foundation
Quinte Regional Children’s Foundation
Rainy River Walleye Tournament
Redeemer University College
Rick Hansen Wheels in Motion
Ross Memorial Hospital Foundation
Ross Tilley Burn Unit
Royal Conservatory of Music
Royal Ontario Museum
Royal Ottawa Health Care Foundation
Runnymede Healthcare Centre
Ryerson University
Safehaven Project for Community Living
Saint-Vincent Hospital
The Salvation Army
Save the Children Canada
Scarborough Hospital Foundation
Scarborough Women’s Centre
Scouts Canada
Second Harvest
Shaw Festival Theatre Foundation
Silver Creek Music Foundation
Simcoe Community Services Foundation
Sioux Lookout Hudson Association for Community Living
SIRCH Community Hospice
Skills Canada – Ontario
SmartRisk
The Snowsuit Fund
Soulpepper Theatre Company
South Riverdale Child-Parent Centre
Spruce Hill Lodge
St. John Ambulance Lakeshore Division 561
St. Joseph’s Health Care Foundation
St. Joseph’s Health Centre Foundation
St. Lawrence College Foundation
St. Leonard’s Society of Canada
St. Thomas Elgin General Hospital Foundation
Sunnybrook Foundation
Sunnyside Children’s Foundation
Sunshine Foundation of Canada
Tafelmusik
Thames Valley Children’s Centre
Theatre Aquarius – Hamilton
Theatre Orangeville
Thessalon Union Public Library
Thunder Bay Regional Health
     Sciences Foundation
Toronto Adolescent Recovery Centre
Toronto Children’s Chorus
Toronto City Mission
Toronto Foundation for Student Success
Toronto Grace Foundation
The Toronto Lung Transplant Civitan Club
Toronto Mendelssohn Choir
Toronto Rape Crisis Centre
Toronto Symphony Orchestra
Trent University
Trillium Health Centre Foundation
United Way agencies
University Health Network
University of Guelph
University of Ontario Institute of Technology
University of Ottawa
University of Ottawa Heart Institute
University of Toronto
University of Waterloo
University of Western Ontario
Variety Village
VOICE for Hearing Impaired Children
War Child Canada
Waterfront Regeneration Trust
Waterloo Region Hospitals Foundation
Wellspring Cancer Support Foundation
Wellspring Niagara
West Lincoln Memorial Hospital Foundation
West Niagara Mental Health Program
West Park Healthcare Centre Foundation
Wilfrid Laurier University
William Osler Health Centre Foundation
Willow Breast Cancer Support and Resource Centre
WindReach Farm
Windsor Regional Hospital Foundation
Windsor Symphony Society
Women’s House of Bruce County
Women’s Place of South Niagara
Woodview Children’s Centre
Yee Hong Community Wellness Foundation
YMCA agencies
Yonge Street Mission
York Community Services Centre
York Region Abuse Program
York University
Young Entrepreneur’s Organization – Ottawa
Youth Advisory Committee
Youth Community Leadership Inc.
Youth Employment Services
YWCA agencies
YWCA Women of Distinction Awards
Quebec
Accueil Bonneau
Accueil Notre-Dame
Armée du Salut – Montréal
Assistance d’enfants en difficulté
Association amicale des jenues et parents Agapé
Association de Sherbrooke pour la déficience intellectuelle
Association des Townshippers
Association québécoise de la fibrose kystique
Association québécoise pour les enfants atteints d’audimitité, Chapitre Laurentides
Auberge Transition
Baluchon Alzheimer
Batshaw Youth and Family Centre
B’nai Brith Food Baskets
Carabins de l’Université de Montréal
Centaur Theatre Company
Centraide
Centre d’action bénévole L’Actuel
Centre Domremy de l’amiante Inc.
Chambres de commerce
Club des personnes handicapées de Farnham
Club des petits déjeuners du Québec
Conseil du patronat du Québec
8e Concours québecois en entrepreneurship
Dr. Clown
En Marge 12-17
Entraide des aînés de Sillery
Entrepreneur’s Organization – Montréal Chapter
Espoir de Shelna
Fédération des Chambres de commerce du Québec
Fondation Armand-Frappier
Fondation C.A.R.M.E.N.
Fondation Charles-Bruneau
Fondation de la recherche sur le diabète juvénile
Fondation de la Résidence de soins palliatifs de l’Ouest de l’Île de Montréal
Fondation de l’Hôpital du Sacré-Coeur de Montréal
Fondation de l’Hôpital Sainte-Justine
Fondation de l’Hôpital St-Eustache
Fondation des hôpitaux Enfant-Jésus et St-Sacrement
Fondation des maladies mentales
Fondation du Cégep à Joliette
Fondation du Centre hospitalier Baie-Comeau
Fondation du Centre hospitalier universitaire de Québec
Fondation du Centre hospitalier régional du Suroît
Fondation éducative Jean-Jacques-Bertrand
Fondation Groupes parrains Québec-Centre Inc.
Fondation Hôpital Charles-Lemoyne
Fondation OLO
Fondation Portage
Fondation de l’Université du Québec en Abitibi-Témiscaminque
Giant Steps – Quebec
Action nouvelle-vie
Institut de réadaptation de Montréal
Institut de recherches cliniques de Montréal
Jewish General Hospital – Sir Mortimer B. Davis
Maison des soins palliatifs de Laval
Maison grise
Lakeshore General Hospital
Le Garde-Manger pour tous
Les Jeunes enterprises du Québec
Les Petits frères des pauvres
Lighthouse, Children and Families
Montreal Children’s Hospital Foundation
Montreal Heart Institute
Mount Sinai Hospital Foundation – Québec
Orchestre symphonique de Québec
Projet LOVE (Leave Out Violence)
Réseau des diplômés de l’Université de Sherbrooke
Réseau HEC
Société canadienne du cancer – Division du Québec
Société d’arthrite – Division du Québec
Société de la sclérose latérale amyotrophique du Québec
St. Mary’s Hospital Foundation
Terry Fox Foundation
Théàtre du Nouveau Monde
Trevor Williams Kids Foundation
Université du Québec à Montréal
Université du Québec à Trois-Rivières
Victorian Order of Nurses
New Brunswick
Atlantic Agriculture Leadership Program
Boys & Girls Club New Brunswick
Campbellton Centennial Library
Campbellton Rotary Club
CIBC Annual Accountability Report 2006

Public Accountability Statement
Canadian Cancer Society
Chalmers Regional Hospital Foundation
Children’s Wish Foundation
Community Autism Centre
Ducks Unlimited
Fredericton Community Kitchens
Fredericton Respite Service
French Fort Cove Eco-Centre
Friends of Moncton Hospital Foundation
Heart & Stroke Foundation
Hestia House and Second Stage Housing
Kidney Foundation of Canada
Lincourt Manor
Mi’kmaq-Maliseet Institute
Moncton Early Family Intervention Program
Moncton Youth Residences
Mount Allison University
Newcastle Rotary Club Charitable Trust
Petitcodiac Arena Building Committee
Romero House
Saint John Regional Hospital Foundation
St. Thomas University
Stan Cassidy Centre for Rehabilitation Foundation
Theatre New Brunswick Foundation
United Way agencies
University of New Brunswick
YMCA of Greater Moncton
Nova Scotia
Abilities Foundation of Nova Scotia
Adsum for Women and Children
Antigonish Highland Society
Atlantic Provinces Special Education Authority
Big Brothers Big Sisters of Greater Halifax
Big Brothers Big Sisters of Pictou County
Boys and Girls Clubs of Nova Scotia
Canadian Breast Cancer Foundation Awareness Days
Cancer Care Nova Scotia
Cape Breton District Health Authority
Cape Breton University
Children’s Wish Foundation
Cobequid Community Health Centre Foundation
Colchester Regional Hospital Foundation
Cumberland Adult Network for Upgrading
Cumberland County 4-H Council
Cumberland Health Care Foundation
Dalhousie University
Family Service of Support Association
Festival Antigonish Summer Theatre
Gilbert & Sullivan Society of Nova Scotia
Habitat for Humanity
Hants County Exhibition
Hope Cottage
IWK Health Centre Charitable Foundation
Junior Achievement of Nova Scotia
Juniper House
Kampers For Kids with Cancer
Kids Kottage Foundation
Loaves & Fishes Inner-City Churches of Sydney
Lunenburg Meals-on-Wheels
Make It Happen Inc.
Maritime Hereford Association
The Mental Health Foundation of Nova Scotia
Mission to Seafarers
Mount Saint Vincent University
Multiple Sclerosis Society of Canada
New Dawn Community Developmental Educational Foundation
North Sydney Food Bank
Nova Scotia Special Olympics
Phoenix Youth Programs
Progress Centre for Early Intervention
Queen Elizabeth II Health Sciences Centre Foundation
Saint Vincent’s Guest House Foundation
Shakespeare by the Sea
St. Francis Xavier University
St. Joseph’s Lakeside Community Centre
Summer Street Industries Foundation
Tim Horton Children’s Foundation – Truro
Town of Wolfville – Camp Triumph
Tracadie Youth Group
Truro Tulip Festival
United Way agencies
University of King’s College
YMCA of Greater Halifax/Dartmouth
Prince Edward Island
Alberton Mural Committee
Alberton Library
Big Brothers Big Sisters of PEI
Capital Commission of PEI
Children’s Wish Foundation
College of Piping
Confederation Centre of the Arts
D.A.R.E (Drug Abuse Resistance Program)
Harbourview Training Centre
Holstein Heaven
Kings County Ground Search and Rescue
Kings County Memorial Hospital
Meals-on-Wheels Summerside
PEI Council of the Arts
Prince County Exhibition
Prince County Hospital Foundation
Prince Edward Island 4-H Council
Queen Elizabeth Hospital Foundation
Queens County Music Festival
Rotary Club of Charlottetown
Special Olympics PEI
The Sports Recreation Association of Tignish
Stars for Life Foundation
Town of Montague
United Way of PEI
University of PEI
Upper Room Hospitality
West Prince Blue Grass Music Festival
Newfoundland and Labrador
Big Brothers and Big Sisters of Eastern Newfoundland
Boys & Girls Club of Newfoundland and Labrador
Children’s Wish Foundation
Cornerbrook Winter Carnival
East Coast Trail Association
Exploits Community Employment Corporation
Exploits Valley Salmon Festival
Health Care Foundation of St. John’s
Labrador City Public Library Services
Labrador West Youth Centre
Lion Max Simms Memorial Camp
Memorial University of Newfoundland
Mt. Pearl Frosty Festival
Newfoundland and Labrador Society for Physically Disabled
Rotary Club of St. John’s
Salvation Army – St. John’s
Shamrock Farm Centre for Autism
Special Olympics Mount Pearl
Trinity Conception Placentia Health Foundation
United Way of Avalon
Northwest Territories
Hay River Community Health Board
Junior Achievement of Northern Alberta and the Northwest Territories
Juvenile Diabetes Research Foundation
Northwest Territories Literacy Council
Run for Our Lives
Stanton Territorial Hospital Foundation
United Way of Yellowknife
World Wildlife Fund Canada– Northern Conservation Education Program
Nunavut
Kivalliq Regional Science Fair
Rotary Club of Iqualit
World Wildlife Fund Canada – Northern Conservation Education Program
Yukon
United Way Society of the Yukon
Watson Lake Outdoor Curling Bonspiel
Whitehorse General Hospital
CIBC Annual Accountability Report 2006

Global Reporting Indicators
This Annual Accountability Report has been developed with reference to the Global Reporting Initiative (GRI) G3 Draft Guidelines, and its Financial Services Sector Supplements for Social Performance and Environmental Performance. The following table shows which elements of the GRI are covered in our report and more information can be found in the 2006 Management Proxy Circular and on our website, www.cibc.com. In addition, this report contains all information required by the Canadian federal government under section 3 of Public Accountability Statements (PAS) regulations.

Section	Brief Description	Reporting Indicators
2006 Review	Vision, mission, value, strategy	1.1/4.8
	Corporate profile	2.1/2.4/2.8

Public Accountability Statement	Living up to our values	1.2/CSR1/CSR2
	Reporting framework	3.12
	Stakeholder engagement	2.10/3.4/4.14/4.15/4.16/4.17/CSR6
	Responsible business policies and practices	SO2/SO3/SO4/SO5/CSR4/INT1
	Endorsement of external frameworks	4.12/4.13
	Economic contribution to society	EC1/EC9/SOC2/PAS
	Advertising fairness	PR3/PR6

Our Clients	Customer satisfaction	PR5
	Responsible retail banking	RB1/PAS
	Supporting small business	RB2/RB3/PAS
	Responsible lending and investment	EN6/HR1/AM2

Our Employees	Employee satisfaction	INT3
	Diversity and employment equity	LA13/INT7
	Breakdown of workforce	LA1/LA2/INT2/PAS
	Salary and benefits	EC1
	Health and well-being	LA7
	Development and training	LA10/LA11/HR3
	Performance focus	LA12/INT5

Our Communities	Corporate contributions	EC1/EC8/SOC1/PAS
	Community engagement	SO1/PAS

Our Environment	Environmental policy, systems and processes	EC2/EN14/F1/F2/F3/F5
	Environmental stakeholder engagement	F7
	Materials used/reused	EN1/EN2
	Responsible waste management	EN22
	Direct/indirect energy use	EN3/EN4/EN7
	Water use	EN8
	Direct/indirect CO2 emissions	EN16/EN17/EN18

Governance	Governance structure	4.1/4.2/4.3/4.6/4.7/4.9
	Executive and director compensation	4.5/4.10/INT4
	Shareholder engagement	4.4

MD&A / Financial Results	Financial Reporting	2.2/2.3/2.5/2.6/2.7/2.9/3.1/3.2/3.3/3.6/3.7/
3.8/3.9/3.10/3.11/4.11/EC1/EC3/PAS
CIBC Annual Accountability Report 2006

Shareholder Information
Dividends
Common shares

Ex-dividend	Record	Payment	Dividends	Number of common
date	date	date	per share	shares on record date

Sep.26/06	Sep.28/06	Oct.27/06	$0.70	336,019,764
Jun.26/06	Jun.28/06	Jul.28/06	$0.70	335,646,024
Mar.24/06	Mar.28/06	Aprl.28/06	$0.68	335,376,007
Dec.22/05	Dec.28/05	Jan.27/06	$0.68	334,499,885
Preferred shares

Ex-dividend	Record	Payment
date	date	date	Series 18	Series 19	Series 23	Series 24	Series 25	Series 26	Series 27	Series 28*	Series 29	Series 30

Sep.26/06	Sep.28/06	Oct.27/06	$0.343750	$0.309375	$0.331250	$0.375000	$0.375000	$0.359375	$0.350000	$0.020000	$0.337500	$0.300000
Jun.26/06	Jun.28/06	Jul.28/06	$0.343750	$0.309375	$0.331250	$0.375000	$0.375000	$0.359375	$0.350000	$0.020000	$0.337500	$0.300000
Mar.24/06	Mar.28/06	Apr.28/06	$0.343750	$0.309375	$0.331250	$0.375000	$0.375000	$0.359375	$0.350000	$0.020000	$0.337500	$0.300000
Dec.22/05	Dec.28/05	Jan.27/06	$0.343750	$0.309375	$0.331250	$0.375000	$0.375000	$0.359375	$0.350000	$0.020000	$0.337500	$0.300000

*	On November 25, 2005, CIBC announced that it is making an offer to purchase for cancellation all of the outstanding Class A Series 28 Preferred Shares at a price of $10.00 per share. The offer will remain open for acceptance until the earlier of June 17, 2009 or it is withdrawn by CIBC by providing 60 days notice, in French and English, in a national Canadian newspaper. Holders should contact their broker for assistance in order to tender their Series 28 shares into this offer. Brokers should contact CIBC World Markets Inc. at 416-956-6045, referencing the Series 28 shares for further information in order to tender their Series 28 shares into this offer.
Stock exchange listings
Common shares of the Bank are listed for trading in Canada on the Toronto Stock Exchange and in the U.S. on the New York Stock Exchange (ticker symbol – CM).
     All preferred shares are listed on the Toronto Stock Exchange and trade under the following ticker symbols:

Series 18	CM.PR.P
Series 19	CM.PR.R
Series 23	CM.PR.A
Series 24	CM.PR.B
Series 25	CM.PR.C
Series 26	CM.PR.D
Series 27	CM.PR.E
Series 29	CM.PR.G
Series 30	CM.PR.H
Series 31	CM.PR.I
Anticipated 2007 record and dividend payment dates for common and preferred shares*

Record dates	Payment dates

December 28**	January 29
March 28	April 27
June 28	July 27
September 28	October 29

*	Payment of dividends for common and preferred shares is subject to approval by the Board of Directors.

**	2006
2007 quarterly earnings reporting
2007 quarterly earnings dates are anticipated to be March 1, May 31, August 30 and December 6.
Credit ratings

	Senior debt	Preferred shares

DBRS	AA(low)	Pfd-1(low)
Fitch	AA-
Moody’s	Aa3
S&P	A+	A-
P-1(low)
Shareholder investment plan (SIP)
Registered holders of CIBC common shares may participate in one or more of the following options, and pay no brokerage commissions or service charges:
Dividend reinvestment option: Common dividends may be reinvested in additional CIBC common shares. Residents of the United States and Japan are not eligible.
Share purchase option: Up to $50,000 of additional CIBC common shares may be purchased during the fiscal year. Residents of the United States and Japan are not eligible.
Stock dividend option: U.S. residents may elect to receive stock dividends on CIBC common shares.
For further information and a copy of the offering circular, contact CIBC Mellon Trust Company (see Transfer agent and registrar).
Direct dividend deposit service
Canadian residents may have their CIBC common share dividends deposited by electronic transfer directly into their account at any financial institution that is a member of the Canadian Payments Association. To arrange, please contact CIBC Mellon Trust Company (see Transfer agent and registrar).
Transfer agent and registrar
For information relating to shareholdings, dividends, dividend reinvestment accounts, and lost certificates, or to eliminate duplicate mailings of shareholder material, please contact:
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario
M5C 2W9
416-643-5500 or fax 416-643-5501
1-800-387-0825 (toll-free in Canada and the U.S.)
E-mail: inquiries@cibcmellon.com
Website: www.cibcmellon.com
Common and preferred shares are transferable in Canada at the offices of our agent, CIBC Mellon Trust Company, in Toronto, Montreal, Halifax, Calgary and Vancouver.
In the United States, common shares are transferable at:
Mellon Investor Services LLC
480 Washington Blvd., 27th Floor
Jersey City, New Jersey 07310
CIBC Annual Accountability Report 2006

Shareholder Information
CIBC head office
Commerce Court, Toronto, Ontario,
Canada M5L 1A2
Telephone number: 416-980-2211
SWIFT code: CIBCCATT
Telex number: 065 24116
Cable address: CANBANKATOR
Website: www.cibc.com
Incorporation
Canadian Imperial Bank of Commerce (CIBC) is a diversified financial institution governed by the Bank Act (Canada). CIBC was formed through the amalgamation of The Canadian Bank of Commerce and Imperial Bank of Canada in 1961. The Canadian Bank of Commerce was originally incorporated as Bank of Canada by special act of the legislature of the Province of Canada in 1858. Subsequently, the name was changed to The Canadian Bank of Commerce and it opened for business under that name in 1867. Imperial Bank of Canada was incorporated in 1875 by special act of the Parliament of Canada and commenced operations in that year.
Annual meeting
Shareholders are invited to attend the CIBC Annual Meeting on Thursday, March 1, 2007 at 10:00 a.m. (Mountain Standard Time) at the Calgary TELUS Convention Centre, North Building, Second Level, 136 Eighth Avenue SE, Calgary, Alberta T2G 0P3.
CIBC Annual Accountability Report 2006
Additional print copies of the Annual Accountability Report may be obtained by calling 416-980-6657 or e-mailing financialreport@cibc.com.
The Annual Accountability Report is also available online at www.cibc.com.
La version française: Sur simple demande, nous nous ferons un plaisir de vous faire parvenir la version française du présent rapport. Veuillez composer le 416-980-6657 ou nous faire parvenir un courriel à rapportfinancier@cibc.com.
Le rapport annuel est aussi disponible en ligne à www.cibc.com.
Further information
Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may call 416-980-8691, fax 416-980-5028 or e-mail investorrelations@cibc.com.
Communications and Public Affairs: Financial, business and trade media may call 416-980-4523 or fax 416-363-5347.
CIBC telephone banking: As part of our commitment to our clients, information about CIBC products and services is available by calling 1-800-465-2422 toll-free across Canada.
Office of the CIBC Ombudsman: The CIBC Ombudsman can be reached by telephone at 1-800-308-6859 (Toronto 416-861-3313) or by fax at 1-800-308-6861 (Toronto 416-980-3754).
The following are trademarks of CIBC or its subsidiaries:
Axiom, CIBC Access for All, CIBC Advantage, CIBC Better Than Posted Mortgage, CIBC Better Than Prime Mortgage, CEO Connect, CIBC Enviro-Saver, CIBC Everyday, CIBC Financial HealthCheck, CIBC Imperial Service, CIBC Logo, CIBC Personal Portfolio Services, CIBC Platinum Visa, CIBC Private Wealth Management, CIBC Spirit of Leadership Community Award, CIBC World Markets, CIBC World Markets Children’s Foundation, CIBC Youthvision, ClareGold, Convenience Card,“For what matters,” HLC Home Loans Canada, Miracle Day, Miracle Makers, Professional Edge, Real Heroes Work Here, SmartStart, Snowman Design, Wood Gundy.
The following are trademarks of other parties:
A Caring Company Imagine & Design is a registered trademark of the Canadian Centre for Philanthropy, CIBC authorized user.
AEROPLAN is a registered trademark of Aeroplan Limited Partnership.
Big Brothers Big Sisters of Canada is a trademark of Big Brothers of Canada.
Child Find is a registered trademark of Child Find Alberta Society.
FirstCaribbean International Bank.
4-H is a registered trademark of Canadian 4-H Council.
Green Power Certificates is a trademark of British Columbia Hydro and Power Authority.
Junior Achievement is a registered trademark of Junior Achievement of Canada.
National Aboriginal Achievement Awards is a registered trademark of the National Aboriginal Achievement Foundation.
President’s Choice and President’s Choice Financial are trademarks of Loblaw Companies Limited; CIBC licensee of marks. President’s Choice Financial services are provided by CIBC.
Run for the Cure is a trademark of Canadian Breast Cancer Foundation, used under license.
United Way logo is a registered trademark of United Way of Canada.
YMCA is a trademark of YMCA Canada.
DESIGN: LiQuid www.liquidinc.ca
CIBC Annual Accountability Report 2006